24

82- SUBMISSIONS FACING SHEET


06013742

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Macquarie Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34740 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/25/06


File Number: 82-34740
MACQUARIE BANK
RESULT ANNOUNCEMENT
YEAR ENDED 31 MARCH 2006
MACQUARIE
BANK
RECEIVED
CORPORATE FINANCE
DYNO
MACQUARIE BANK LIMITED ACN 008 583 542

Cover: Dyno Nobel

September 2005, Macquarie Bank a consortium to acquire the rnational explosives company, o Nobel, for $US1.7 billion.

acquisition the company was it into two entities, with the Latin merican, Asian, European, Middle astern and African businesses sold to long standing Macquarie ient, Orica.

Australian and North American usinesses were retained by the nsortium then successfully listed the Australian Stock Exchange pril 2006.

ansactions such as Dyno Nobel monstrate Macquarie's trademark vative approach as well as the nk's ability to work with and invest ongside clients to help them achieve rategic objectives.

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

1.1 Result Overview

	Half year to			Full year to		
	Mar 06 $m	Sep 05 $m	*Movement %*	**Mar 06 $m**	Mar 05 $m	*Movement %*
Net interest income	**297**	295	*1*	**592**	536	*10*
Net fee and commission income	**1,196**	1,244	*(4)*	**2,440**	1,821	*34*
Net trading income	**397**	479	*(17)*	**876**	734	*19*
Net other income	**343**	142	*142*	**485**	661	*(27)*
Total operating income	**2,233**	2,160	*3*	**4,393**	3,752	*17*
Employment expense	**(1,237)**	(1,170)	*6*	**(2,407)**	(2,045)	*18*
Other expenses	**(392)**	(307)	*28*	**(699)**	(549)	*27*
Total operating expenses	**(1,629)**	(1,477)	*10*	**(3,106)**	(2,594)	*20*
Profit before income tax	**604**	683	*(12)*	**1,287**	1,158	*11*
Income tax expense	**(130)**	(160)	*(19)*	**(290)**	(288)	*1*
Profit after income tax	**474**	523	*(9)*	**997**	870	*15*
Minority interest	**(26)**	(26)	*—*	**(52)**	(29)	*79*
Profit after income tax attributable to MBL equity holders	**448**	497	*(10)*	**945**	841	*12*
Distributions paid or provided on Macquarie Income Securities	**(14)**	(15)	*(7)*	**(29)**	(29)	*—*
Profit after income tax attributable to MBL ordinary equity holders	**434**	482	*(10)*	**916**	812	*13*

	Cents per share			Cents per share		
Earnings Per Share						
Basic earnings per share	**187.6**	212.9	*(12)*	**400.3**	369.6	*8*
Diluted earnings per share	**179.3**	203.5	*(12)*	**382.3**	361.1	*6*

	%	%		%	%	
Expense to income ratio	**73.0**	68.4		**70.7**	69.1	
Effective tax rate (refer glossary)	**23.0**	24.9		**24.0**	26.2	
Return on equity (refer glossary)	**23.5**	28.8		**26.0**	29.8	

Throughout this report, comparatives for 31 March 2005 have been restated in accordance with Australian standards equivalent to International Financial Reporting Standards (AIFRS), with the exception of AASB 132 – Financial Instruments: Disclosure and Presentation, and AASB 139 – Financial Instruments: Recognition and Measurement, which became effective from 1 April 2005. Comparatives for periods prior to the year ended 31 March 2005 have not been restated and are reported under previous Australian Generally Accepted Accounting Principles (AGAAP).

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial period.

Further details of the impact of adopting AIFRS are discussed in section 2.1 and throughout this report where applicable.

All amounts in this report are in Australian Dollars ($A) unless otherwise stated.

Profit after income tax attributable to ordinary equity holders
$ million year ended 31 March
Profit from formation of MGQ □


1000
800
600
400
200
0
2001
2002
2003
2004
2005
2006

Macquarie Bank Limited's consolidated net profit after income tax attributable to its ordinary equity holders for the year ended 31 March 2006 was $916 million, an increase of 13% on the prior year restated for AIFRS. Basic earnings per share is up 8% to 400.3 cents.

Return on equity for the year to 31 March 2006 was 26.0%, down from the prior year's 29.8%, which included the profit on the formation of Macquarie Goodman Group (MGQ). Without this gain, the prior year's return on equity would have been 26.5%.

As shown in the graph to the left, the result for the year continues the sequence of record full year results.

From 1 April 2005 Macquarie was required to report under AIFRS. The key effects from the adoption of AIFRS on profit in 2006 include:

- Additional employee expense of $53 million in respect of employee share options;
- Additional income of $20 million resulting from the unavailability of hedge accounting on derivatives hedging the Macquarie Income Preferred Securities (MIPS); and
- Net profit lower by $28 million due to equity accounting for investments in Macquarie-managed funds.

Other impacts arising from the adoption of AIFRS are not material to Macquarie's profit after tax.

By adjusting the 2006 result to remove significant AIFRS effects*, the result under previous AGAAP would have been approximately $972 million, which is 18% greater than the prior year's AGAAP reported result of $823 million and 33% up when excluding the $91 million profit on formation of MGQ.

*The significant AIFRS effects adjusted to produce a result under previous AGAAP are the post-tax, post-profit share impacts of: equity accounting, loan loss provisioning, options expense, effective yield, derivative volatility and revaluation of treasury shares.

Operating Income

Total operating income for the year to 31 March 2006 increased 17% over the prior year to $4,393 million, with growth across all income categories (excluding the profit on formation of MGQ in the prior year). International income is up substantially to $2,028 million, representing an increase of 59% on the prior year. International income amounted to 48% of Macquarie's total operating income (excluding earnings on capital) for the year to 31 March 2006, compared with 37% for the prior year. For the six months to 31 March 2006 the contribution to operating income from international activities was over 50%.

Total operating income for the six months to 31 March 2006 is marginally up on the prior period, which benefited from exceptional equity market conditions.

Net interest income has increased $56 million on the prior year mainly due to a 19% increase in average loan assets and a 23% increase in mortgage securitisation and other SPV assets (refer to section 2.2 for further details).

Net fee and commission income increased $619 million on the prior year, with significantly increased contributions from mergers and acquisitions, advisory and underwriting income (up $342 million) and brokerage and commissions fee income (up $112 million). Drivers of the strong performance in these income categories have been favourable global investment banking and equity markets conditions. Funds management fee income is up on the prior year mainly due to a 45% increase in assets under management to $140 billion, offset by lower performance fees. As foreshadowed, there were no significant performance fees from specialist funds in the second half of the financial year (refer to section 2.3 for further details).

Net trading income increased $142 million on the prior year, with a significantly increased contribution from equities trading income, which benefited from good market conditions during the period (refer to section 2.4 for further details).

Net other income is down $176 million on the prior year, which included $300 million of income on the formation of MGQ. Excluding this profit, net other income has increased 34% on the prior year (refer to section 2.5 for further details).

Operating Expenses

Operating expenses are up 20% on the prior year to $3,106 million. Employment costs, the largest component of operating expenses, are up 18% on the prior year to $2,407 million, driven by significant growth in headcount, which is up 25% to 8,183.

The expense to income ratio increased slightly from 69.1% in the prior year to 70.7% for the year to 31 March 2006. However, these ratios are impacted by AIFRS and the profit on the formation of MGQ in the prior year. Adjusting the ratios to remove these effects produces an expense to income ratio for 2006 of 69.7% which compares with an adjusted 69.3% in the prior year. (refer to section 2.6 for further details).

1.2 Contribution by Operating Group

	Half year to		Full year to	
	Mar 06	Sep 05	**Mar 06**	Mar 05
	%	%	**%**	%
Investment Banking				
Corporate Finance (including Investment Banking Funds[1])	**38**	41	**40**	38
Macquarie Securities	**14**	8	**11**	7
Financial Products	**3**	5	**4**	4
Macquarie Capital	**3**	3	**3**	2
Total Investment Banking	**58**	57	**58**	51
Treasury and Commodities	**18**	15	**16**	13
Equity Markets	**7**	15	**11**	9
Banking and Property	**11**	8	**9**	22
Financial Services	**4**	4	**4**	4
Funds Management	**2**	1	**2**	1
	100	100	**100**	100

[1] Previously Infrastructure and Specialised Funds.

The figures set out in this table are relative to the Bank's overall performance and are based on figures excluding earnings on capital and certain costs not recharged to operating groups, before staff profit sharing and before income tax. They are derived from management accounts and should be taken as a guide only to relative contributions.

Contributions by operating group
as at 31 March 2006
Investment Banking
Treasury and Commodities
Equity Markets
Banking and Property
Financial Services
Funds Management


58%
16%
11%
9%
4%
2%

Investment Banking Group

Investment Banking Group (IBG) achieved an excellent result with a contribution 30 per cent up on 2005[1].

Corporate Finance

Strong equity market conditions during the year resulted in significant deal flow across the regions with the advisory and equity capital markets (ECM) businesses continuing to perform strongly across most industry sectors.

We maintained our leading market positions with Macquarie achieving No.1 rankings in Australia for completed mergers and acquisitions and Australian equity raised (Thomson Financial), as well as the No.1 ranking in the Asia-Pacific for completed project finance mandates (Project Finance International).

Growth in the investment banking funds (IBF) business, formerly infrastructure and specialised funds (ISF), continues to be an important global focus for the Division. The funds have returned a compound annual rate of 20.1 per cent[2] for investors since inception.

IBF equity under management grew by 32 per cent[3] to $34.4 billion from $26.0 billion for the year. This was primarily due to the establishment of five new funds and the IPO of a previously unlisted fund:

- Macquarie Capital Alliance Group (MCAG), a fund with a broad investment mandate (excluding property) which listed on the ASX in April 2005.
- Macquarie International Infrastructure Fund (MIIF), a fund investing directly and indirectly in a diversified portfolio of global infrastructure assets which listed on the SGX in May 2005.
- Macquarie Media Group™ (MMG), a fund investing in media assets globally which listed on the ASX in November 2005.
- Macquarie Korea Infrastructure Fund (MKIF), a fund investing predominantly in South Korean toll roads and tunnels, listed on the KRX and LSE in March 2006. MKIF is jointly managed with Shinhan Bank.
- Macquarie Korea Opportunities Fund (MKOF), an unlisted fund in Korea investing in Korean infrastructure and other specialised assets.
- Global Star, an unlisted Korean private equity fund, jointly managed with Ilshin Investment Company.

Asset acquisitions

Quality assets are continually sought by the funds to enhance investor value. In Australia and New Zealand, Macquarie and/or Macquarie managed specialist funds acquired five retirement care/aged care facilities. In Asia, four roads and a subway in Korea, a road in Japan, a sea cargo port in China, broadcast communications companies in Taiwan and Korea and two energy companies in Korea, were acquired.

In North America, acquisitions included two roads, an off-airport parking business, an airport services business, a gas company and a water utility company in the US, and two roads and three health and aged care facilities in Canada.

In Europe, acquisitions included an airport in Denmark, a toll road network in France, a tank storage business in Germany, a gas and electricity network in the Netherlands, directories businesses across eight European countries, headquartered in the Netherlands, and a greenfield sea cargo port in Poland. In the UK, two ferry services, a gas and electricity distribution business and a media services/ broadcast playout provider were acquired.

Macquarie Securities

Macquarie Securities Asia continues to perform well ahead of expectations with its results now equal to the Australian business. There were outstanding gains in secondary market revenues as a result of strong equity market conditions and increased market share. ECM revenues for the region were well up on last year.

The highlights for the year include starting our stockbroking operations in Malaysia and India and the establishment of the joint venture with TMB Bank, TMB Macquarie Securities, in Thailand.

Financial Products

Financial Products achieved a strong result due to the continued expansion of international activities and growth in the size and range of retail products.

Ongoing initiatives include the establishment of an international distribution network for the funds and financial products generated within IBG and affiliated managers, as well as the launch of further infrastructure related products into retail and high net worth markets.

[1] Adjusted to exclude significant effects of AIFRS.
[2] Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for IBF's funds since inception to 31 March 2006 (listed funds at 31 March 2006, unlisted funds as at 31 December 2005). Calculated on an AUD basis. All cashflows converted at historic rates.
[3] Refer Section 5.2.

Macquarie Capital
A very strong result was achieved with lending and asset-based leasing volumes up 15 per cent to $4.5 billion from $3.9 billion. In addition to the strong contribution from existing leasing and lending activities, leasing initiatives in electronics, engines and meters are developing well, while international expansion continues.

Treasury and Commodities Group
Treasury and Commodities Group's (TCG) profit contribution was 36 per cent higher than the strong 2005 result.

Metals and Energy Capital
This Division offers price-making, derivative trading and financing in base and precious metals and other selected commodities as well as financing to the oil and gas sector. Its contribution was very strongly up on 2005.

Significant growth continued in the oil and gas financing business and a number of energy and mining investments were realised during the year. Base metals trading and project finance were again strong contributors to the result.

Foreign Exchange
This Division provides services across all currency pairs and structured term hedging currency solutions for Australian and international clients. The profit contribution was well up on a strong 2005 result, reflecting good volatility across most currency pairs, significantly higher turnover and strong growth in the internet delivery businesses.

Commodity Markets Division
During the year, Agricultural Commodities and Energy Markets merged to form the Commodity Markets Division (CMD). CMD provides a broad range of price risk management, structured financing, commodity investor products and selected physical commodity solutions across the global agricultural and energy industries.

The contribution from CMD significantly increased from 2005, reflecting higher volatility and increased client hedging. Additionally, the US physical gas business acquired during the year, Macquarie Cook Energy, performed well and the commodity investor products business grew strongly, assisted by increased investor interest.

Debt Markets
This Division originates, arranges and places debt for clients and is active in primary and secondary trading markets for government, inflation-linked, corporate, global and asset-backed securities. It provides credit and interest rate risk management solutions through structured securities and derivatives.

This Division's profit was significantly up on 2005. Increased levels of local and international client corporate activity, project based debt arrangement, increased domestic issuance of Australian based asset-backed securities and successful trading activities all contributed.

Treasury
This Division is responsible for management of the Macquarie Bank Group's balance sheet, liquidity and interest rate exposure. Treasury's result was a strong increase on 2005, reflecting successful management of the multi-currency interest rate risk of the Bank's balance sheet.

Treasury continued to successfully diversify the Bank's funding sources, including an increased focus on the US market.

Futures
The Division provides a full range of broking and clearing services for Australian and international exchange traded derivatives markets. The profit contribution from Futures was up on the prior year due to increased turnover.

Equity Markets Group
Equity Markets Group (EMG) achieved another record contribution, 50 per cent up on 2005. It experienced extremely favourable trading conditions in the first half of the year, with two thirds of the Group's contribution made in the first half. A deterioration in business conditions was experienced in the second half.

The Australian business continued to perform well with strong market positions maintained in key products and through new product launches during the year.

The hedge funds business, operating under the Newton and Equinox brands, achieved excellent returns from its managed funds and continues to grow funds under management.

International
Internationally, EMG continued the focus on Asian markets, offering products over Hong Kong, Korean, Japanese, Taiwanese, Indian and Singaporean equities. The Group commenced issuing warrants in the Singaporean market during the 2005 financial year and is now one of the top issuers of this product.

Asia remains the largest contributor in income with increases from markets in Japan, Korea and Singapore, more than offsetting the lower contribution from Hong Kong.

EMG now conducts business in Japanese equities in its own right, following the decision to end the business alliance with Mizuho Securities in Japan on 30 September 2005. Our business alliances with Nedbank in South Africa and Woori Bank in Korea continued to perform well during the year.

The Brazilian equity derivatives business was well ahead of 2005, expanding its product range and becoming a leading market maker in single stock equity options.

The contribution from sales of equity derivatives linked to US and European equities was ahead of 2005, following the establishment of a desk in New York during the year.

The Head of EMG, Ottmar Weiss, retired as Group Head with effect from 30 September 2005 and retired as an Executive Director on 31 March 2006. He was replaced by Kim Burke, who previously led the Group's Asian operations. Mr Weiss continues to work with EMG as a Non Executive Director of the Group's funds management entities.

Banking and Property Group
Banking and Property Group (BPG) achieved an 11 per cent increase in profit contribution on 2005, excluding the $91 million net profit on formation of Macquarie Goodman Group. The newly restructured Divisions of Real Estate and Banking and Securitisation increased their contributions over 2005.

We continue to focus internationally with businesses in Italy, the United Kingdom, the US, Japan, Korea and Hong Kong all generating good growth during the year.

Real Estate (formerly the Property Divisions)
The assets under management (including associates)[1], managed by our Real Estate business, increased 36 per cent to $28.1 billion from $20.7 billion.

The year saw the listing of a real estate investment trust (REIT) in Singapore, the formation of a joint venture with Macquarie Goodman in Hong Kong, a number of acquisitions by existing funds in the US and a strategic move into UK/Europe by the Group's real estate finance and investment banking businesses.

Macquarie Real Estate is focused on potential opportunities arising as a result of foreshadowed regulatory changes in Europe.

Macquarie Leisure and the Macquarie Goodman Group were respectively the number two and number five best performing Australian ASX300 listed property trusts for the year. Continued strong gains have also been achieved from Macquarie's investment in Macquarie Goodman.

Banking and Securitisation (merger of Banking with Mortgages and Securitisation Divisions)
An excellent result was driven by a strong domestic lending environment and growing market share in key segments.

The Mortgages business now operates in three countries; Australia, Italy and the US.

In Australia, the loan book experienced strong growth, increasing 26 per cent to $18.2 billion from $14.5 billion. This Division was appointed exclusive funder for Virgin Money Home Loans and primary funder for the Aussie Home Loans business. In Italy, our mortgage business, which started in July 2005, achieved loan origination volume in line with business expectations. In the US, loan volumes were subdued in a challenging interest rate environment. Our business continues to expand across the US and we are exploring new products and distribution channels.

We increased our share of the margin lending market to 16 per cent. The total loan portfolio now exceeds $3.3 billion and is growing at more than double the industry average.

We continued the development of consumer lending products, leveraging existing client relationships and distribution channels.

Business Banking's property-backed lending products increased market share with loans up 64 per cent over the year. There was strong growth in deposits, up 21 per cent, and a new office was opened in the Gold Coast.

[1] Represents total assets under management of funds where Macquarie controls or significantly influences the fund manager, including 100 per cent of MGQ.

Financial Services Group

Profit from the Financial Services Group (FSG) was 33 per cent up on 2005, due to strong inflows into Macquarie Wrap Solutions and the Macquarie Cash Management Trust (CMT), the diversification of the business model and strong equity markets.

FSG has doubled its profit during the past two years, excluding the sale of the Group's interest in its South African joint venture in 2004.

FSG continues to bring innovative, unique investment opportunities to our clients and expand our service and administration offering to intermediaries. We are pursuing Australian and international growth opportunities and have sought to diversify our businesses to ensure we have some insulation should the market soften.

Macquarie Adviser Services (MAS)

The Macquarie Professional Series, our third party managed fund distribution business, was well received by investors, with four additional funds added during the year. It had $814 million in funds under management at 31 March 2006, 12 months after its launch.

Coin Software, a leading financial planning software business, was acquired in June 2005, and has since doubled client numbers to 160.

Macquarie Financial Services (MFS)

In 2005, MFS maintained its position as one of Australia's top three retail stockbrokers and continued to grow adviser and client numbers.

MFS benefited from favourable underwriting and broking volumes and we launched our first Asian retail broking operation, TMB Macquarie Securities (Thailand) Limited, a joint venture with leading Thai bank, TMB.

Assets

The Group's total assets under administration, advice and/or management grew 29 per cent to $56.2 billion from $43.5 billion during the year.

The major contributors to this growth included Wrap funds under administration, up 36 per cent to $19.2 billion from $14.1 billion. Macquarie Wrap recorded the highest net inflows for the 2005 calendar year (ASX S&P Market Share Report).

The CMT was up by 13 per cent to $12.0 billion from $10.6 billion. The CMT has the largest share of funds under management and is the market leader in Cash Management Trusts (Plan for Life).

Superannuation funds under management increased 31 per cent to $16.4 billion and Macquarie Private Bank and Macquarie Private Portfolio Management increased funds under management and advice 64 per cent to $1.8 billion from $1.1 billion. New Zealand asset manager, Brook Asset Management, in which FSG has a 49 per cent holding, increased its funds under management by 35 per cent.

The Group also launched Macquarie Insurance, an on-line life, disability and income insurance platform which allows intermediaries to use straight-through processing to simplify the insurance process.

Funds Management Group

Funds Management Group's (FMG) profit increased by 35 per cent on 2005, driven by increased average fee margins and growth in Funds Under Management, which grew to over $51.5 billion during the year.

In equities, our flagship funds performed strongly against their respective benchmarks, with the Macquarie Long Short Equitised and Macquarie Small Companies funds delivering first quartile performance over one and two years (to 31 March 2006).

During the year we were successful in raising funds with active mandates and in growth asset classes. This, together with the broadening of our distribution channels, saw our average fee margin increase.

In alternative assets, hedge funds and private equity funds sourced from Australia and overseas grew by more than $850 million, with a further $847 million from the retail sector in Australia.

The Alternative Investments Division opened an office in Carlsbad, San Diego to manage international private equity fund-of-funds and advisory mandates. Since the close of the financial year, we have opened another office in Hong Kong.

International

Our 65 per cent owned Korean joint venture, Macquarie-IMM Investment Management, achieved strong growth in funds under management, up 54.6 per cent to $5.5 billion. The joint venture also successfully launched the Macquarie-IMM Global REITS Fund.

1.3 Contribution by Region

International income for the twelve months to 31 March 2006 was $2.0 billion. This represents an increase of 59% on the prior year. The drivers were very favourable global market conditions and Macquarie's continued offshore expansion.

For the year to 31 March 2006 international income represented 48% of total operating income (excluding earnings on capital), up from 37% in the prior year. This is even more significant when compared to the contribution from international income just three years ago when less than a quarter of operating income was attributable to international activities.

Importantly, for the six months to 31 March 2006 international income represented over 50% of operating income, up from 46% in the first half and the first time this milestone has been achieved over a six month period.

All groups increased their contribution to total income from international activities. For the Investment Banking, Equity Markets and Treasury & Commodities groups income from international activities was more than half of the total operating income.

During the year all regions experienced strong income growth compared to the prior year. International income almost doubled in the Asia Pacific region, while Europe and the Americas also experienced strong growth. The Asia Pacific region was the largest contributor to international income for the year with 41% of total international income from that region, followed by Europe, Africa and the Middle East (34%) and the Americas (25%).

The Asia Pacific region's contribution to international income increased 94% on the prior year to $842 million. The main driver of the growth in the region was very good equities and commodities market conditions. Equity market conditions benefited both the Equity Markets Group and Macquarie Securities' Asian institutional stockbroking operations, which both recorded strong increases in income over the prior year. For Macquarie Securities, Asia's contribution to income for the year was significantly higher than the Australian operation. Whilst the contribution from Hong Kong's equities operations was down on a very strong prior year, the lower income was replaced with increased contributions from Korea, Japan and Singapore. Treasury & Commodities was also well up on the prior year, benefiting from strong commodity markets. A favourable investment banking environment combined with increased activity and growth of Macquarie-managed funds in the region also contributed to an increase in the Investment Banking Group's funds management and mergers and acquisitions fee revenue in Asia for the year to 31 March 2006. The growth in income from New Zealand is primarily due to increased brokerage and fee income from retail products distributed by the Financial Services Group and income from the Banking and Property Group's childcare operations.

International income from Europe, Africa and the Middle East increased 47% to $680 million. The drivers were a combination of increased assets under management (contributing to stronger base and performance fees), good mergers and acquisition activity and favourable trading conditions for the Equity Markets and Treasury & Commodities group's. Treasury & Commodities' commenced a joint venture with Abu Dhabi Commercial Bank in June 2005 that made an important contribution to income from this region. Banking and Property's European income also increased significantly due to expansion of property investment management activities in the region, including a joint venture with Akeler in the UK.

In the Americas, a 34% increase in international income to $506 million was mainly the result of favourable market conditions for Treasury & Commodities, particularly the metals and energy trading business which experienced good transaction flow. In addition, Macquarie received higher funds management fees due to an increase in infrastructure assets under management in the US and Canada.



International income by region*
$ million year ended 31 March
Americas □ Asia Pacific
Europe, Africa & Middle East □



2500
2000
1500
1000
500
0
2001
2002
2003
2004
2005
2006

* Excluding earnings on capital

International income by group*
$ million year ended 31 March
FSG □ FMG □ BPG □ T&C EMG ■ IBG □



2500
2000
1500
1000
500
0
2001
2002
2003
2004
2005
2006

* Excluding earnings on capital

International vs domestic income*
$ million year ended 31 March 2006
International □ Domestic ■



2500
2000
1500
1000
500
0
FMG
EMG
FSG
T&C
BPG
IBG

* Excluding earnings on capital

1.4 Contribution by Segment

Basis of Preparation

For internal reporting and risk management purposes, Macquarie is divided into six operating Groups (the Groups). The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 114 'Segment Reporting', because the Groups provide certain products to customers that have the same, or similar, risk and return characteristics.

Segment revenue, expenses and assets are those that are directly attributable to a segment or that have been allocated to the segment on a reasonable basis. Corporate expenses (including staff profit share) are allocated to segments based on profit before income tax and profit share. The carrying amount of certain assets used jointly by segments is allocated based on a reasonable estimate of usage.

Summary of segments
(including percentage contributions to total income)

Investment Banking (37%)
Comprises Corporate Finance, Advisory, Underwriting, Facilitation, Broking and Real Estate/ Property Development

Asset and Wealth Management (29%)
Comprises distribution and manufacture of funds management products

M&A, advisory and underwriting

Infrastructure, property & other specialist funds

Retail and wholesale funds management and private client broking

Institutional stockbroking

Commodities

Financial products

Banking & securitised lending

FX, futures, treasury and debt markets

Equipment and other leasing

Property lending

Other lending

Equity derivatives

Lending (13%)
Comprises banking activities, mortgages, margin lending and leasing, as well as lending undertaken by trading areas

Financial Markets (21%)
Comprises trading in fixed income, equities, currency, commodities and derivative products

Segment Results

	Asset & Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
Full Year Ended 31 March 2006					
Profit and Loss					
Total income	**1,294**	**915**	**1,633**	**551**	**4,393**
Total expenses	**(949)**	**(623)**	**(1,153)**	**(381)**	**(3,106)**
Profit before income tax	**345**	**292**	**480**	**170**	**1,287**
Income tax expense	**(104)**	**(38)**	**(104)**	**(44)**	**(290)**
Profit after income tax	**241**	**254**	**376**	**126**	**997**
Balance Sheet					
Total assets	**8,780**	**50,732**	**12,587**	**34,112**	**106,211**
Contribution					
Contribution to Group total income (%)	**29**	**21**	**37**	**13**	**100**
Full Year Ended 31 March 2005					
Profit and Loss					
Total income	1,348	660	1,276	468	3,752
Total expenses	(909)	(458)	(882)	(345)	(2,594)
Profit before income tax	439	202	394	123	1,158
Income tax expense	(134)	(30)	(92)	(32)	(288)
Profit after income tax	305	172	302	91	870
Balance Sheet					
Total assets	6,548	26,979	6,005	28,448	67,980
Contribution					
Contribution to Group total income (%)	36	18	34	12	100
Half Year Ended 31 March 2006					
Profit and Loss					
Total income	622	437	873	301	2,233
Total expenses	(497)	(315)	(625)	(192)	(1,629)
Profit before income tax	125	122	248	109	604
Income tax expense	(38)	(14)	(48)	(30)	(130)
Profit after income tax	87	108	200	79	474
Contribution					
Contribution to Group total income (%)	28	20	39	13	100
Half Year Ended 30 September 2005					
Profit and Loss					
Total income	672	478	760	250	2,160
Total expenses	(452)	(308)	(528)	(189)	(1,477)
Profit before income tax	220	170	232	61	683
Income tax expense	(66)	(24)	(56)	(14)	(160)
Profit after income tax	154	146	176	47	523
Balance Sheet					
Total assets	7,311	35,597	8,966	32,346	84,220
Contribution					
Contribution to Group total income (%)	31	22	35	12	100

2.1 Impact of adoption of Australian standards equivalent to International Financial Reporting Standards (AIFRS)

The March 2006 financial report is the first full year financial report to be reported under AIFRS by Macquarie. Comparatives for 31 March 2005 have been restated in accordance with AIFRS, with the exception of AASB 132 – Financial Instruments: Disclosure and Presentation, and AASB 139 – Financial Instruments: Recognition and Measurement, which management elected to apply from 1 April 2005.

The key effects on Macquarie's reported earnings for the twelve months to 31 March 2006 as a result of the adoption of AIFRS include:

- Additional employee expense of $53 million in respect of employee share options;
- Additional income of $20 million resulting from the unavailability of hedge accounting on derivatives hedging the MIPS; and
- Net profit lower by $28 million due to equity accounting for investments in Macquarie-managed funds.

Other impacts arising from the adoption of AIFRS have not been material to Macquarie's profit after tax, but have impacted a number of income categories. A detailed explanation of the transition to AIFRS is included in the Financial Report for the year ended 31 March 2006.

The main change impacting the current period financial result is the requirement to apply AASB 139 from 1 April 2005. The application of AASB 139 has both reclassification and re-measurement impacts that are described below. The table below summarises certain impacts of AASB 139 on current year total operating income, compared to the approach taken in the 2005 comparatives.

				Effective Yield				
	March 2006 AIFRS $m	Revaluation of derivative instruments $m	Accounting for swaps $m	Amortisation of deferred loan fees (opening balance adj.) $m	Deferred fee income capitalised on balance sheet $m	Other amortisation of deferred loan fees $m	SPV amortisation of deferred loan costs $m	March 2006 AIFRS (excluding AASB 139) $m
Interest income	3,136	–	53	(13)	–	(32)	112	3,256
Interest expense	(2,544)	–	(165)	–	–	–	2	(2,707)
Net interest income	592	–	(112)	(13)	–	(32)	114	549
Fee and commission income	2,842	–	–	–	12	32	–	2,886
Fee and commission expense	(402)	–	–	–	–	–	(114)	(516)
Net fee and commission income	2,440	–	–	–	12	32	(114)	2,370
Equities	526	–	–	–	–	–	–	526
Commodities	197	–	–	–	–	–	–	197
Foreign exchange	153	–	–	–	–	–	–	153
Interest rate products	–	(26)	112	–	–	–	–	86
Net trading income	876	(26)	112	–	–	–	–	962
Net other income	485	–	–	–	–	–	–	485
Total income	4,393	(26)	–	(13)	12	–	–	4,366

Effective Yield

Under AASB 139 it is necessary to defer and amortise all up-front loan origination costs and establishment fees over the expected life of the loan and recognise these and trail commissions as an adjustment to interest income. In prior years under AGAAP and AIFRS these fees were included within either fee and commission expense (origination costs) or fee and commission income (establishment, application, risk participation and other fees) in the period they were incurred or earned. The exception to the immediate recognition of origination costs was in respect of securitised loans where these costs were amortised over the expected life of the loans and included within fee and commission expense to accord with the timing of management fees from the securitisation vehicles recognised by Macquarie.

To adjust previous AGAAP and AIFRS for this change in treatment, a reclassification from fees and commissions to interest is required. In the table, this is shown separately for the mortgage securitisation SPVs (where a net expense of $114 million is transferred from fees and commissions to interest) and the remainder of the Macquarie Group (where net income of $32 million is transferred from fees and commissions to interest).

As part of the AASB 139 opening balance adjustments, amounts previously booked as fee and commission income that related to loans not yet repaid were deferred against the underlying loans and recognised as an adjustment to opening retained earnings. These amounts are being amortised to interest income over the remaining life of the loans. To adjust previous AIFRS for this, net interest income is increased by $13 million for amounts amortised to the profit and loss statement in the year to 31 March 2006 that have already been recognised in the profit and loss statement under previous AGAAP and AIFRS.

Deferred fee income that was capitalised during the year, which would have been recognised in the profit and loss statement under previous AGAAP and AIFRS, amounts to $12 million. The impact of these adjustments to net fees and commissions is to the Banking, Lending and Securitisation fee income line.

Accounting for Derivatives: Classification of Income

Hedging derivatives used to economically hedge interest rate exposures are reported in trading income under AIFRS as Macquarie only elected to meet the specific hedge accounting requirements of AASB 139 – Financial Instruments: Recognition and Measurement in very limited circumstances. Previously the income on derivatives hedging Macquarie's interest rate risk was reported in net interest income and formed part of interest income when a hedge relationship existed on loans and other interest bearing assets, or interest expense when hedging Macquarie's funding. The impact of the change in treatment is a reclassification from interest income and interest expense to net trading income of $112 million.

Accounting for Derivatives: Change in Measurement Basis

A further impact is on the measurement of income. Under AIFRS, all derivative instruments are required to be carried at fair value. Previously, these instruments were only fair valued if they were part of the trading portfolio, while hedges were brought to account on the same basis as the hedged item. The volatility in fair values of derivatives under AIFRS is recognised within trading income in the profit and loss account.

The most significant of these relates to derivatives used to hedge the MIPS hybrid instrument, where there is no offsetting revaluation to fair value of the MIPS hybrid instrument. The impact of this is pre-tax income of $28 million recorded under AIFRS.

The impact of volatility caused by the revaluation of other derivative instruments is currently not material due to naturally offsetting hedged positions that are also revalued. For the year to 31 March 2006, the net impact on the profit and loss statement was a pre-tax expense of $2 million under AIFRS.

To adjust previous AGAAP for this AIFRS treatment, an overall increase in net trading income of $26 million is required.

2.2 Net Interest Income

	Half year to			Full year to		
	Mar 06 $m	Sep 05 $m	*Movement %*	**Mar 06 $m**	Mar 05 $m	*Movement %*
Interest income	**1,674**	1,462	*15*	**3,136**	2,565	*22*
Interest expense	**(1,377)**	(1,167)	*18*	**(2,544)**	(2,029)	*25*
Net interest income	**297**	295	*1*	**592**	536	*10*

Analysis of Net Interest Margins [1]

	Full year to March 2006			Full year to March 2005		
	Interest $m	**Average Volume $m**	**Average Spread %**	Interest $m	Average Volume $m	Average Spread %
Loan assets	**437**	**16,447**	**2.66**	366	13,858	2.64
Mortgage securitisation and other SPV assets excluding AASB139	**178**	**16,046**	**1.11**	143	13,006	1.10
Interest bearing trading assets and other securities	**60**	**17,241**	**0.35**	86	14,446	0.59
Interest bearing assets	**675**	**49,734**	**1.36**	595	41,310	1.44
Non-interest bearing assets	**(126)**			(59)		
Total	**549**			536		

[1] The analysis of net interest margins has been performed on a basis consistent with previous AIFRS, which eliminates the impact of AASB 139. Refer to section 2.1 for details of the impacts of AIFRS, including a reconciliation of net interest income.

Net interest income
$ million year ended 31 March


700
600
500
400
300
200
100
0
2001
2002
2003
2004
2005
2006

Net interest income has increased 10% for the year to 31 March 2006. A discussion of net interest margins on a basis consistent with previous AIFRS is set out overleaf.

Loan assets

Net interest on average loan assets has increased 19% on the prior year to $437 million, driven by a 19% growth in average loan assets. The growth in loans assets has been particularly strong in margin lending, which is up 27% on the prior year to $3.3 billion.

As shown in the graph below, the average spread on loan assets for the year to 31 March 2006 is broadly in line with the prior year.

Comparison of average loan asset volumes and spreads



$ billion year ended 31 March
Spread (bps)
Volumes (average)
Spread
20
15
10
5
0
400
300
200
100
0
2001
2002
2003
2004
2005
2006

Mortgage Securitisation SPV assets

The net interest income reported here arises from the requirement to consolidate certain mortgage securitisation SPVs under AIFRS. Previously under AGAAP, these amounts were included in fee and commissions income. Net interest income is up 24% on the prior year to $178 million due to a 23% increase in average loan assets. There was no significant change in the gross margin during the year.

Interest bearing trading assets and other securities

Net interest income on interest bearing trading assets and other securities is down on the prior year to $60 million. The decrease is due to a reduction in the average net margin on these loans and other securities from 59 basis points in the prior year to 35 basis points for the year to 31 March 2006.

The reduction in the interest margin is a result of underlying trading strategies and the mix of the portfolio. Therefore, a complete analysis of this income category must also take into account trading income.

Non-interest bearing assets

The funding expense associated with non-interest bearing assets has increased from $59 million for the year to 31 March 2005, to $126 million in the current year. The increase is mainly due to an increase in equity investments over the same period, increased trading activities and general business growth.

2.3 Net Fee and Commission Income

	Half year to			Full year to		
	Mar 06 $m	Sep 05 $m	*Movement %*	**Mar 06 $m**	Mar 05 $m	*Movement %*
Funds management	**324**	444	*(27)*	**768**	700	*10*
Mergers and acquisitions, advisory and underwriting	**491**	422	*16*	**913**	571	*60*
Brokerage and commissions	**243**	198	*23*	**441**	329	*34*
Financial products	**11**	54	*(80)*	**65**	75	*(13)*
Banking, lending and securitisation	**13**	24	*(46)*	**37**	17	*118*
Wrap and other administration fee income	**52**	47	*11*	**99**	68	*46*
Other fee and commission income	**62**	55	*13*	**117**	61	*92*
Net fee and commission Income	**1,196**	1,244	*(4)*	**2,440**	1,821	*34*

Net fee and commission income
$ million year ended 31 March



2500
2000
1500
1000
500
0
2001
2002
2003
2004
2005
2006

Funds management

Funds management fee income includes base fees, which are ongoing fees generated from funds management activities, and performance fees, which are only earned when funds managed by Macquarie outperform a predetermined benchmark. Performance fees are recognised when Macquarie becomes entitled to them.

Funds management fee income for the year to 31 March 2006 is up 10% on the prior year to $768 million. The increase in base fees more than offset the lower performance fees compared to the prior year.

The table below shows the split of funds management fees into base and performance fees by fund type.

	Half year to			Full year to		
	Mar 06 $m	Sep 05 $m	*Movement %*	**Mar 06 $m**	Mar 05 $m	*Movement %*
Base fees						
Specialist Funds	**174**	172	*1*	**346**	216	*60*
Funds Management and Financial Services	**123**	99	*24*	**222**	172	*29*
	297	271	*10*	**568**	388	*46*
Performance fees						
Specialist Funds	**21**	169	*(88)*	**190**	308	*(38)*
Funds Management and Financial Services	**6**	4	*50*	**10**	4	*150*
	27	173	*(84)*	**200**	312	*(36)*
Total funds management fees	**324**	444	*(27)*	**768**	700	*10*

Base fees are up 46% on the prior year to $568 million, with particularly strong growth in base fees from specialist funds, which are up 60% on the prior year. The most significant driver of the increase is growth in AUM, which is up 45% on the prior year.

As can be seen from the graph below, base fees trend the growth in AUM.

Base Fee and AUM Growth
Year ended 31 March


AUM ($ billion)
Base Fees ($ million)
160
140
120
100
80
60
40
20
0
600
500
400
300
200
100
0
2001
2002
2003
2004
2005
2006

Performance fee income of $200 million is down 36% on the prior year. The six months to 30 September 2005 generated significant performance fees from MIG ($92 million), MAp ($37 million), MIIF ($22 million) and MCG ($18 million). However, the six months to 31 March 2006 did not generate any significant performance fees from listed specialist funds, with the only notable fees coming from MIC ($6 million) and MPT ($2 million).

For further details of base and performance fees, refer to section 5.3.

Mergers and acquisitions, advisory and underwriting

Fee income from mergers and acquisitions, advisory and underwriting is up 60% on the prior year to $913 million for the year to 31 March 2006.

Macquarie experienced very good investment banking conditions, significant deal flow and increased market share in many industry sectors. Expansion into international markets continued with contributions from offshore activities growing significantly.

Macquarie's leading market position was maintained. Over 200 deals valued at over $69 billion contributed to Macquarie's No. 1 position in Australian mergers and acquisitions completed by value and ECM Australian equity raised. Some of the notable IPOs Macquarie was involved in during the year include:

Australia/NZ

- Charter Hall
- Goodman Fielder
- Macquarie Capital Alliance Group
- Macquarie Media Group
- Reverse Corp
- SEEK
- Tattersalls
- Transpacific

International

- Macquarie International Infrastructure Fund (SGX)
- Macquarie Korea Infrastructure Fund (KSX and LSE)
- Macquarie MEAG Prime REIT (SGX)

Brokerage and commissions

Brokerage and commissions income predominantly includes transaction related fees from stockbroking services provided to retail and institutional clients.

Brokerage and commissions income has significantly grown since the prior year, up 34% to $441 million. Very good global equity markets conditions, increased volumes and improved market share have been the drivers of the growth.

In Australia, Macquarie Securities (institutional stockbroking) combined with Macquarie Equities Limited (retail stockbroking) is ranked No. 1 for stock broking. Market share for the twelve months to 31 December 2005 was up on the prior year, and combined with increased volumes being traded on the ASX (up 26% on the prior year) led to solid growth in brokerage income in Australia.

In Asia, Macquarie's acquisition of ING's Asian equities operations in 2004 has enabled the Macquarie Securities business to take advantage of market conditions, increasing market share in key markets including Singapore and Korea. The contribution to brokerage and commissions income from Macquarie Securities Asia for the year to 31 March 2006 is now significantly larger than the contribution made by the Australian institutional stock broking operations.

Financial products

Included in this category are all fees generated through arranging cross-border leases and other financial product transactions. The cyclical nature of this business tends to produce stronger first half results each financial year.

Banking, lending and securitisation

Income from banking, lending and securitisation includes fee income from mortgage securitisation vehicles, lending activities and transaction fees. The change from the prior year is largely due to the effects off adopting AASB139 from 1 April 2005. Refer section 2.1 for further details.

Wrap and other administration fee income

Includes fees relating to assets under administration, mainly on the Wrap platform, which is the main driver of the increase on the prior year. Assets under administration on the Wrap platform are up 36% over the past year to $19.2 billion at 31 March 2006.

Other fee and commission income

Other fee and commission income includes royalty income from joint ventures and business alliances, property development project management fees and other fee related income.

The 92% increase on the prior year is principally due to higher royalty income from business alliances in South Africa, Japan and Korea, driven by strong global equities and commodities markets.

2.4 Net Trading Income

	Half year to			Full year to		
	Mar 06 $m	Sep 05 $m	*Movement %*	**Mar 06 $m**	Mar 05 $m	*Movement %*
Equities	**240**	286	*(16)*	**526**	375	*40*
Commodities	**132**	65	*103*	**197**	165	*19*
Foreign exchange	**64**	88	*(27)*	**152**	158	*(4)*
Interest rate products	**(39)**	40	*(198)*	**1**	36	*(97)*
Net trading income	**397**	479	*(17)*	**876**	734	*19*

Net trading income for the year to 31 March 2006 is up 19% on the prior year to $876 million. Most trading income is generated from client transactions and arbitrage activities, rather than any outright proprietary trading. The composition of trading income shown above excludes interest income and expense and brokerage and commission income from trading activities. To obtain a complete view of the performance of Macquarie's trading activities, trading income should be considered in conjunction with Net Interest income and the brokerage and commissions category of Fee and Commission income.

Net trading income
$ million year ended 31 March



900
800
700
600
500
400
300
200
100
0
2001
2002
2003
2004
2005
2006

Equities

Equities trading income for the year to 31 March 2006 is up 40% on the prior year to $526 million.

Conditions in global equity markets were generally very good during the first half with strong market volumes and increasing index levels. A softening in market conditions, particularly in Hong Kong, was experienced in the second half, resulting in a 16% reduction in equities trading income in the second half of the year.

The Australian business continued to perform well with strong market positions maintained in key products and through new product launches during the year.

Internationally, Macquarie continued the focus on Asian markets, offering products over Hong Kong, Korean, Japanese, Taiwanese, Indian and Singaporean equities. Macquarie commenced issuing warrants in the Singaporean market during the 2005 financial year and is now one of the top issuers of this product.

Asia remains the largest contributor to equities trading income with increases from Japan, Korea and Singapore, more than offsetting the lower contribution from Hong Kong.

The Brazilian equity derivatives business was well ahead of the prior year, expanding its product range and becoming a leading issuer of single stock equity options.

The contribution from trading in equity derivatives in the US and European markets was ahead of the prior year. This was due to increased sales of equity linked products in these underlying markets to the Asian customer base and arbitrage trading over global equity markets.

During the year Macquarie established a desk in New York to enhance these international market trading operations. The contribution from international equity structured transactions increased over 2005 with an increase in transactions in a number of geographic markets, particularly across Europe.

Commodities

Commodities trading income was up 19% on the prior year to $197 million.

Macquarie experienced difficult trading conditions in the first half in both the metals derivative and trading businesses. Energy markets were impacted late in the first half by hurricanes Katrina and Rita.

All aspects of Macquarie's Commodities business rebounded strongly in the second half with income more than doubling the first half contribution. Precious and base metal prices made or approached historic highs during the second half providing both opportunities and challenges. The equity and mezzanine portfolios benefited from the high price levels while price making and derivative sales underperformed previous periods. Volatile energy markets due to geo-political uncertainty, supply side concerns and an extended hurricane season in the Gulf of Mexico provided a profitable trading environment. In addition, the acquisition of the Cook Inlet business in November 2005 provided a significant trading revenue contribution driven by the volatility of the US natural gas market. The volatility and high price levels in the sugar market generated increased demand for hedging products and financing. Keen investor interest in commodities was further enhanced by the volatile conditions during the second half, leading to stronger demand for commodity index transactions, and a broadening client base for this product.

Foreign exchange

Foreign exchange trading income was down 4% on the prior year to $152 million. Offsetting this is increased contribution from net interest income on trading assets. Overall, for the combined position, volumes were up by one third on the prior year due to increased turnover in the Japanese business alliance, as well as an increase in global foreign exchange volumes generally and increased market share in certain market segments.

Interest rate products

Due to the adoption of AIFRS there are a number of changes to the accounting for financial instruments that impact trading income on interest products and net interest income. The main changes impacting trading income and net interest income are due to the introduction of complex hedge designation and effectiveness rules which must be met for hedge accounting to be applied to the Bank's derivatives hedging interest rate risk (especially swaps). Under previous AGAAP internal derivatives were treated as a hedge and the interest on the swaps was included in either interest income or expense depending on whether an external interest bearing asset or liability was being hedged. Under AIFRS, these internal derivatives are carried at fair value through trading income so that both sides are being eliminated and only external derivatives can form part of a hedge relationship.

The adoption of AIFRS also means that volatility from fair value revaluations and all cash flows of all derivatives that do not form part of a qualifying hedge relationship flow through to the income statement as net trading income. The main impact of this is that derivatives used to hedge the MIPS hybrid instrument (which is treated as equity for accounting purposes) do not have an offsetting revaluation of the hedged securities. For the year to 31 March 2006, this volatility on derivatives used to hedge the MIPS hybrid instrument provided income of $28 million (at 30 September 2005 the amount was $34 million). Refer to section 2.1 for further details.

Apart from the AIFRS impacts, the main contributor to interest rate products trading income is Treasury and Commodities' Debt Markets division. The division's income was significantly up on the prior year. Increased levels of local and international corporate activity and successful trading activities all contributed.

2.5 Net Other Income

	Half year to			Full year to		
	Mar 06 $m	Sep 05 $m	*Movement %*	**Mar 06 $m**	Mar 05 $m	*Movement %*
Net gains on sale/dilution of investments and associates	**75**	103	*(27)*	**178**	592	*(70)*
Net income from businesses held for sale	**(2)**	(16)	*(88)*	**(18)**	–	*n/a*
Gain on deconsolidation of controlled entities	**125**	3	*large*	**128**	53	*142*
Life insurance and other investment income earned on shareholder funds	**–**	3	*(100)*	**3**	8	*(63)*
Share of net profits of associates and joint ventures using the equity method	**133**	39	*241*	**172**	17	*large*
Dividends/distributions received/receivable from investment securities	**27**	15	*80*	**42**	33	*27*
Provision for diminution of investment securities and associates	**(25)**	–	*n/a*	**(25)**	3	*large*
Collective allowance for credit losses	**(10)**	(1)	*large*	**(11)**	(34)	*(68)*
Specific provisions for credit losses	**(17)**	(8)	*113*	**(25)**	(34)	*(26)*
Other income	**37**	4	*large*	**41**	23	*78*
Net other income	**343**	142	*142*	**485**	661	*(27)*

Net other income includes income from equity investments, investments in associates and other securities (including equity accounted income and income from realisations of investments), and movements in provisions for credit losses. The performance of this income category is largely dependent on profits generated through the realisation of equity investments, and the underlying performance of those investments.

Net other income is down 27% on the prior year to $485 million. However the prior year included $300 million of income on the formation of MGQ. As can be seen in the graph to the right, excluding this gain, other income for the year to 31 March 2006 is up 34%.

Net other income
$ million year ended 31 March
Income from formation of MGQ ■


700
600
500
400
300
200
100
0
2001
2002
2003
2004
2005
2006

Net gains on sale/dilution of investments and associates

The net gain on sale/dilution of investments and associates is down 70% on the prior year to $178 million. However the prior year benefited from income arising from the formation of the Macquarie Goodman Group of $300 million and dilution gains on holdings in equity accounted associates, MCG and MAp, which occurred after further capital raising activities by these associates.

Gains on sale of investments for the year to 31 March 2006 included the following significant disposals:

- Sale of interests in MAp, MCG, DUET and Arqiva (formerly ntl:Broadcast UK) to Macquarie International Infrastructure Fund (MIIF).
- Sale of equity investments in Redback Mining, Petroquest Energy, TDC Energy net profit interest, Tritton Resources and Afcan Mining Corp.
- Finalisation of the sale of the funds management Malaysian joint venture, AmInvest.

Net income from businesses held for sale

During the year to 31 March 2006, the following businesses and associates held for sale contributed to net other income:

- Arqiva (formerly ntl:Broadcast UK)
- Baldwin Country Bridge
- Brussels Airport
- CJ Cablenet
- Creative Broadcast Services (formerly BBC Broadcast)
- Dyno-Nobel
- Icon Parking
- Isle of Man Ferries
- Korean Independent Energy Corporation
- Macquarie East Daegu Investment Company
- Macquarie Regional Radioworks
- Macquarie Renewables Limited
- Smarte Carte

During the year to 31 March 2005, the following businesses and associates held for sale contributed to net other income:

- Atlantic Aviation
- Brussels Airport
- District Energy
- Macquarie Renewables Limited
- Arlanda
- South East Water
- Arqiva

Gain on deconsolidation of controlled entities

During the year to 31 March 2006 Macquarie made a total net gain from the deconsolidation of controlled entities of $128 million, which included the following significant divestments:

- Macquarie Regional Radioworks
- Macquarie East Daegu Investment Company.

Life insurance and other investment income earned on shareholder funds

Represents income earned on Macquarie's shareholder funds in Macquarie Life Limited, which is consolidated by Macquarie Bank Limited.

Share of net profits of associates and joint ventures using the equity method

Includes equity accounted income from investments in specialist funds where Macquarie is both the fund manager and has an equity investment in the fund as well as other equity investments where Macquarie has significant influence. Details of Macquarie's investments in associates and joint ventures are disclosed in the 2006 Financial Report.

Equity accounted income for the year to 31 March 2006 has increased significantly over the prior year to $172 million. The growth has been driven by the performance of investments in property funds, including Macquarie Goodman Group, and equity accounted income from Macquarie's 50% interest in Macquarie Shinhan Infrastructure Asset Management (MSIAM). MSIAM is the fund manager of Macquarie Korea Infrastructure Fund (MKIF), formerly Korean Road Infrastructure Fund, and earned performance fees on the listing of MKIF in March 2006.

Dividends and distributions received/receivable from investment securities

Significant dividends and distributions were recognised from investments in:

- Arqiva;
- Korean Road Infrastructure Fund; and
- various North American property trusts.

Provision for diminution of investment securities and associates

This relates to movements in provisions against equity investments. The balance for the year to 31 March 2006 is not significant, particularly in light of the level of equity investments held.

Collective allowance for credit losses

The collective allowance for credit losses is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures. Under previous AGAAP, the Bank's policy was that an amount equivalent to 0.55% of risk-weighted exposures be carried as a provision. With the adoption of AIFRS, the collective allowance for credit losses is now based on incurred losses instead of risk-weighted exposures. This change in approach to calculating the collective/ general provision is likely to result in more volatility in the loan loss expense.

Specific provisions for credit losses

The specific provision expense for the year to 31 March 2006 amounted to $25 million, or 0.07% of loan assets as at 31 March 2006. This low provisioning expense is a reflection of the strong risk management policies and practices of Macquarie.

Other income

Other income includes income from asset sales, rental income from leasing activities and operating income from subsidiaries with non-financial services businesses. The year to 31 March 2006 included net income/expense from the following significant items and businesses:

- Operating leasing activities;
- US Mortgages loan sales (previously included within fee and commission income);
- Property development activities (including Urban Pacific Limited); and
- Childcare activities.

2.6 Operating Expenses

	Half year to			Full year to		
	Mar 06 $m	Sep 05 $m	*Movement %*	**Mar 06 $m**	Mar 05 $m	*Movement %*
Employment expenses						
Salary, commissions, superannuation, performance-related profit share	**(1,143)**	(1,071)	*7*	**(2,214)**	(1,900)	*17*
Share based payments	**(34)**	(19)	*79*	**(53)**	(42)	*26*
Provision for annual leave	**(3)**	(9)	*(67)*	**(12)**	(9)	*33*
Provision for long service leave	**(2)**	(5)	*(60)*	**(7)**	(5)	*40*
Total compensation expense	**(1,182)**	(1,104)	*7*	**(2,286)**	(1,956)	*17*
Other employment expenses including on-costs, staff procurement and staff training	**(55)**	(66)	*(17)*	**(121)**	(89)	*36*
Total employment expenses	**(1,237)**	(1,170)	*6*	**(2,407)**	(2,045)	*18*
Occupancy expenses	**(80)**	(59)	*36*	**(139)**	(101)	*38*
Non-salary technology expenses	**(67)**	(61)	*10*	**(128)**	(104)	*23*
Professional fees, travel and communication expenses	**(144)**	(93)	*55*	**(237)**	(190)	*25*
Other operating expenses	**(101)**	(94)	*7*	**(195)**	(154)	*27*
Total operating expenses	**(1,629)**	(1,477)	*10*	**(3,106)**	(2,594)	*20*
	%	%		**%**	%	
Compensation expense/total income	**52.9**	51.1		**52.0**	52.1	
Other expenses/total income	**20.1**	17.3		**18.7**	17.0	
Total expenses/total income	**73.0**	68.4		**70.7**	69.1	

Total operating expenses are up 20% on the prior year to $3,106 million.

Total employment expenses, which account for 77% of total operating expenses for the year to 31 March 2006, are up 18% to $2,407 million. Included within employment expenses are costs associated with recruitment, training and conferences, and the costs of staff transfers between offices. However the majority of employment expenses are compensation related.

Macquarie's compensation expense is up 17% on the prior year to $2,286 million. The three main factors driving Macquarie's compensation expense are headcount, employment market conditions and performance-based remuneration. Headcount, which is discussed in detail below, is up 25% over the past year and net profit after tax attributable to ordinary shareholders, which directly affects profit share, is up 13%. Compensation expense also includes options expense of $53 million (2005: $29 million).

Full details of Macquarie's remuneration policy and remuneration disclosures are contained in the 2006 Financial Report and Remuneration Report.

The continued growth in global staff numbers is driving increased demand for occupancy, technology and international travel. During the year Macquarie opened 13 new offices globally, including India (Mumbai); The Netherlands (Amsterdam); and a second office in Thailand (Bangkok); in addition to expansion in the US, Hong Kong, UK, China and Sydney. Ongoing technology improvements were spearheaded with upgrades to the Bank's human resources and general ledger systems.

The expense to income ratio has increased slightly from 69.1% in the prior year to 70.7% for the year to 31 March 2006. The ratio for the prior year benefited from the profit on formation of MGQ. Adjusting the 2006 expense to income ratio to previous AGAAP produces a ratio of 69.7% which compares with 69.3% in the prior year (excluding the impact of the MGQ formation). The trend of the expense to income ratio is reflected in the graph above right.

Total operating expenses and headcount by group


Service areas IBG T&C BPG EMG
FMG FSG Expense/Income Ratio
Year ended 31 March
Headcount
Expense to income ratio %


9000
8000
7000
6000
5000
4000
3000
2000
1000
0
80
78
76
74
72
70
68
66
2001
2002
2003
2004
2005
2006

Headcount

Headcount includes both permanent staff (full time, part time and fixed term hires) and contractors (consultants, contractors and secondees). It excludes temporary staff, staff on leave without pay and staff on parental leave. Headcount figures include employees of Macquarie Group controlled entities, except where the entity is acquired with the intention of disposal (i.e. businesses held for sale).

As shown in the tables below, total headcount has increased 25% over the year to 31 March 2006 to 8,183 staff, representing an additional 1,627 staff.

Headcount by Group

	As at			% Movement	
	Mar 06	Sep 05	Mar 05	*Sep 05*	*Mar 05*
Operating Groups					
Investment Banking	**2,382**	2,037	1,838	*17*	*30*
Treasury & Commodities	**500**	421	390	*19*	*28*
Banking & Property	**1,238**	1,118	1040	*11*	*19*
Equity Markets	**393**	335	283	*17*	*39*
Financial Services	**1,182**	1,122	1,104	*5*	*7*
Funds Management	**183**	177	167	*3*	*10*
Total headcount – operating Groups	**5,878**	5,210	4,822	*13*	*22*
Total headcount – service areas	**2,305**	1,915	1,734	*20*	*33*
Total headcount at end of period	**8,183**	7,125	6,556	*15*	*25*

Most operating groups have experienced double-digit growth in staff numbers. Additionally, international expansion and the increased diversity of Macquarie's operations have required significant investment in the underlying infrastructure to support the operating groups. In order to provide the infrastructure and support, and to provide the capability for further international growth, the headcount of support areas has increased by 33% over the past year, representing 571 additional staff.

Headcount by Region

	As at			% Movement	
	Mar 06	Sep 05	Mar 05	*Sep 05*	*Mar 05*
Regions					
Australia	**5,666**	5,088	4,809	*11*	*18*
International					
Africa	**33**	24	24	*38*	*38*
Americas	**663**	512	448	*29*	*48*
Asia-Pacific	**1,206**	1,012	902	*19*	*34*
Europe	**615**	489	373	*26*	*65*
Total headcount – International	**2,517**	2,037	1,747	*24*	*44*
Total headcount at end of period	**8,183**	7,125	6,556	*15*	*25*

The majority of growth in staff numbers has been outside Australia with international headcount increasing by 770 staff, or 44%, over the past year. By comparison, Australian headcount has increased by 18% (857 staff) over the same period. Headcount growth was strongest in Europe, increasing by 65% over the year. The majority of this growth was in the UK, however the expansion of the Italian mortgages operation was also a significant contributor to the growth with an additional 47 staff located in Italy in the year. In the Americas, the growth in headcount is partly driven by the acquisition of Cook Inlet Energy in November 2005, which added over 50 staff.

2.7 Income Tax Expense

Macquarie's effective tax rate for the year to 31 March 2006 was 24.0%.

The effective tax rate represents income tax expense reflected as a percentage of profit before tax attributable to ordinary equity holders. This calculation is shown below.

	Half year to		Full year to	
	Mar 06 $m	Sep 05 $m	**Mar 06 $m**	Mar 05 $m
Profit before income tax	**604**	683	**1,287**	1,158
Less Macquarie Income Securities	**(14)**	(15)	**(29)**	(29)
Less Macquarie Income Preferred Securities	**(25)**	(26)	**(51)**	(28)
Less Minority Interest	**(1)**	–	**(1)**	(1)
Profit before income tax attributable to ordinary equity holders	**564**	642	**1,206**	1,100
Tax expense	**130**	160	**290**	288
Effective Tax Rate (%)	**23.0**	24.9	**24.0**	26.2

The effective tax rate differs to the Australian company income tax rate because of permanent differences arising from the income tax treatment of certain incomes and expenses, as well as income tax rate differentials on some of the income earned offshore, and the non-deductibility of certain expenses, including employee options expense and interest payments made under the Macquarie Income Securities (MIS). A reconciliation of the Australian company income tax rate to Macquarie's effective tax rate is shown below.

	Half year to		Full year to	
	Mar 06 %	Sep 05 %	**Mar 06 %**	Mar 05 %
Australian company income tax rate	**30.0**	30.0	**30.0**	30.0
Rate differential on offshore income	**(9.0)**	(5.9)	**(7.3)**	(4.9)
Non-deductible distribution paid/provided on MIS	**0.8**	0.7	**0.7**	0.7
Non-deductible options expense	**1.8**	0.9	**1.3**	0.7
Other items	**(0.6)**	(0.8)	**(0.7)**	(0.3)
Effective tax rate	**23.0**	24.9	**24.0**	26.2

Significant income tax events during the year

In February 2006 Macquarie's application for special leave to appeal to the High Court was denied in connection to the tax deductibility of MIS interest payments by Macquarie Finance Limited. This followed the September 2005 judgement of the Full Federal Court of Australia which disallowed tax deductibility of certain past interest payments on MIS totalling $129 million. Macquarie was fully provided against this exposure with no material impact on the result for the year to 31 March 2006.

During the period, the Bank resolved the outstanding matter with the Australian Taxation Office in respect of its review of Macquarie's research and development syndicates. There was no significant effect on the results from this.

2.8 Earnings Per Share

	Half year to			Full year to		
	Mar 06 cents	Sep 05 cents	*Movement %*	**Mar 06 cents**	Mar 05 cents	*Movement %*
Basic earnings per share	**187.6**	212.9	*(12)*	**400.3**	369.6	*8*
Diluted earnings per share	**179.3**	203.5	*(12)*	**382.3**	361.1	*6*
Earnings	**$m**	$m	*%*	**$m**	$m	*%*
Profit after income tax attributable to MBL ordinary equity holders	**434**	482	*(10)*	**916**	812	*13*

Basic earnings per share (EPS) is calculated as earnings divided by the weighted average number of shares on issue for the period. Earnings, for the purpose of the EPS calculation, is the Bank's profit after income tax attributable to its ordinary equity holders.

Diluted EPS is calculated as earnings divided by the total weighted average number of ordinary shares and dilutive potential ordinary shares.

The only sources of dilutive potential ordinary shares for the Bank are share options issued to senior staff in accordance with the Employee Option Plan. The MIS and MIPS are not convertible to ordinary shares and do not affect the calculation of diluted EPS.

Employee options are deemed to have no impact on diluted earnings, however they do have an impact on the weighted average number of shares used in the calculation of diluted EPS, as explained later in this section.

	Half year to		Full year to	
	Mar 06	Sep 05	**Mar 06**	Mar 05
	Number of shares		Number of shares	
Weighted Average Number of Shares				
Fully paid ordinary shares	**231,348,434**	226,346,261	**228,840,495**	219,698,110
Dilutive Potential Ordinary Shares:				
Options	**10,715,933**	10,563,305	**10,790,865**	5,169,587
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**242,064,367**	236,909,566	**239,631,360**	224,867,697

Fully paid ordinary shares

The weighted average number of ordinary shares used in the calculation of basic EPS is determined by time-weighting individual movements in the number of fully paid shares on issue as summarised in the table below. There were no partly paid or contingently issuable shares on issue during the period.

Summary of movements in number of shares

	Half year to Mar 06		Half year to Sep 05		**Full year to Mar 06**		Full year to Mar 05	
	Total Number	**Time-Weighted Number**	Total Number	Time-Weighted Number	**Total Number**	**Time-Weighted Number**	Total Number	Time-Weighted Number
Opening balance	**230,319,417**	**230,319,417**	223,683,592	223,683,592	**223,683,592**	**223,683,592**	219,760,994	219,760,994
Shares issued pursuant to:								
Exercise of options	**1,704,291**	**789,441**	5,502,652	2,092,986	**7,206,943**	**4,186,787**	3,384,944	1,927,739
Dividend Reinvestment Plan	**396,543**	**230,954**	1,133,173	569,683	**1,529,716**	**965,816**	513,354	296,166
Employee Share Plan	**20,118**	**8,622**	–	–	**20,118**	**4,299**	24,300	21,072
Closing balance	**232,440,369**	**231,348,434**	230,319,417	226,346,261	**232,440,369**	**228,840,494**	223,683,592	222,005,971

Potential ordinary shares

The Bank has an Employee Option Plan (the Plan), which was introduced in December 1995 as a replacement for the Bank's now closed partly paid share scheme.

For the purpose of calculating diluted EPS, options issued pursuant to this Plan are classified as either dilutive or non-dilutive (dilutive options are those which have an exercise price less than the average market price for the period). Only dilutive options have an impact on diluted EPS. Their impact on the weighted average number used in this calculation is determined by quantifying the dilutive component of each option and time-weighting this component for the proportion of the period for which the option was on issue. The dilutive component represents the difference between the number of shares that would be issued at the adjusted exercise price and the number of shares that would have been issued at the average market price based on the actual proceeds. As share based payment expense is recognised for this Plan under AIFRS, it is also necessary to adjust the exercise price in calculating dilutive EPS. The adjusted exercise price is calculated by increasing the exercise price by the fair value of services to be provided by the employee over the remaining vesting period. Each dilutive option tranche is therefore split into two notional components:

- a component for which consideration is the full average market price (non-dilutive component – this is ignored in calculating diluted EPS); and
- a component for which no consideration is provided (dilutive component).

Only this dilutive component, appropriately time-weighted, is included in the weighted average number of shares used in the calculation of diluted EPS.

Dilutive impact of options (time-weighted)

The table below breaks the time-weighted number of options on issue for each period into dilutive and non-dilutive options. Dilutive options are further classified into a dilutive component and a non-dilutive component.

	Full year to	
	Mar 06 Number	Mar 05 Number
Dilutive Options		
Dilutive component (no consideration)	**10,790,865**	5,169,587
Non-dilutive component (average market price)	**13,401,598**	22,573,869
Total number of dilutive options (time-weighted)	**24,192,463**	27,743,456
Non-dilutive options	**6,538,137**	484,256
Total number of options (time-weighted)	**30,730,600**	28,227,712
	$	$
Average market price for period	**60.72**	39.45

A detailed reconciliation of movements in options on issue over the period is available on the Macquarie Bank website (www.macquarie.com.au) or from Macquarie Bank's Investor Relations department.

2.9 Dividends

	Mar 06		Mar 05	
	Cents per share	**Franking %**	Cents per share	Franking %
Interim ordinary dividend	**90**	**90**	61	90
Final ordinary dividend	**125**	**100**	100	90
Total ordinary dividend	**215**		161	
Special dividend	**–**	**–**	40	90
Total dividends to ordinary shareholders	**215**		201	
	$m		$m	
Aggregate amount of interim/final ordinary dividend	**498**		447	
	%		%	
Payout ratio (%)				
Ordinary dividend	**54.4**		44.1	
Total dividend including special dividend	**54.4**		55.0	

The total ordinary dividend for the year to 31 March 2006 has increased by 54 cents over the prior year to 215 cents per share, an increase of 34%. The final ordinary dividend will be franked at 100% (interim ordinary dividend franked at 90%).

The Bank's dividend policy is to target a full-year payout ratio between 50% and 60%. In the short term, the Bank expects dividends to be fully franked, and subject to future composition of income, a franking rate of at least 80% is expected in the longer term.

	Note	As at			Movement on	
		Mar 06	Sep 05	Mar 05	*Sep 05*	*Mar 05*
		$m	$m	$m	*%*	*%*
Capital Base						
Tier 1 Capital						
Ordinary share capital		**1,908**	1,825	1,600	*5*	*19*
Retained earnings	1	**1,972**	1,561	1,318	*26*	*50*
Macquarie Income Securities	2	**391**	391	391	–	–
Macquarie Income Preferred Securities	2	**579**	456	341	*27*	*70*
Outside equity interests	3	**1**	–	11	*n/a*	*(91)*
Total Tier 1 Capital before Tier 1 Capital Deductions		**4,851**	4,233	3,661	*15*	*33*
Tier 1 capital deductions:						
Retained earnings in deconsolidated controlled entities	4	**(79)**	(73)	(60)	*8*	*32*
Equity investments in entities not in the field of finance	5	**(819)**	(781)	(543)	*5*	*51*
Intangibles	6	**(283)**	(294)	(205)	*(4)*	*38*
Net future income tax benefit	7	**(114)**	(96)	–	*19*	*n/a*
Total Tier 1 Capital		**3,556**	2,989	2,853	*19*	*25*
Tier 2 Capital						
Macquarie Income Preferred Securities		**261**	345	504	*(24)*	*(48)*
General provision for credit losses	8	**106**	89	76	*19*	*39*
Term subordinated debt	9	**1,381**	1,322	1,340	*4*	*3*
Total Tier 2 Capital		**1,748**	1,756	1,920	–	*(9)*
Total Capital Deductions	10	**(1,239)**	(935)	(580)	*33*	*114*
Total Capital		**4,065**	3,810	4,193	*7*	*(3)*
Risk-Weighted Assets		**28,751**	23,089	19,771	*25*	*45*
Tier 1 Capital Ratio (%)		**12.4**	12.9	14.4		
Tier 2 Capital (%)		**6.1**	7.6	9.7		
Total Capital Deductions (%)		**(4.4)**	(4.0)	(2.9)		
Total Capital Ratio (%)		**14.1**	16.5	21.2		

The Bank's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised funds and offshore expansion, whilst maintaining counterparty and client confidence. Capital initiatives undertaken by Macquarie during the year represent a fine-tuning of the Bank's capital management position, rather than a major shift in capital management strategy.

Although the Bank adopted AIFRS on 1 April 2005, capital ratios continue to be reported on a previous AGAAP basis, in line with APRA's transitional arrangements.

The Tier 1 Capital ratio of 12.4% at 31 March 2006 maintains a buffer in excess of the Group's minimum acceptable ratios. Tier 1 Capital before deductions increased by $1,190 million since 31 March 2005 due to organic growth through retained earnings and shares created through the exercise of employee options, which further increases the proportion of Macquarie Income Preferred Securities able to be classified as Tier 1 capital. As a result, net Tier 1 Capital grew by 25% over the year to 31 March 2006 to $3.6 billion. Tier 1 deductions have increased from $808 million to $1,295 million over the same period as the Group continues to grow its specialist funds business and undertake new investments. This, combined with a 45% growth in risk-weighted assets over the period, has resulted in a decrease in the Tier 1 ratio. The Group's Tier 1 Capital is depicted graphically to the right.

Over the twelve months to 31 March 2006, Tier 2 Capital has decreased from 9.7% to 6.1% of risk-weighted assets while the Total Capital ratio has decreased from 21.2% to 14.1%. Tier 2 Capital has decreased due to the higher proportion of Macquarie Income Preferred Securities attributable to Tier 1 capital and the increase in Total Capital deductions as a result of growth in investments held as part of the Group's specialist funds strategy.

Future developments

The adoption of AIFRS has a potential impact on Macquarie's capital management strategy. Over the course of the past twelve months, APRA issued a number of discussion papers outlining their proposed treatment of capital under AIFRS, including draft standards and guidelines. Discussions continue to be held with APRA as part of the consultation process in respect of these proposals. Until such time as APRA provides definitive guidelines on its approach, the extent of the AIFRS impact upon Macquarie's capital adequacy position remains uncertain.

Tier 1 capital


Ordinary Equity MIS CPS MIPS
Tier 1 Deductions Tier 1 Ratio
Year ended 31 March
Tier 1 Capital ($ billion)
Tier 1 Ratio (%)
5
4
3
2
1
0
-1
-2
20
16
12
8
4
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Analysis of capital growth – full year ended 31 March 2006

	Note	Tier 1 Capital $m	Total Capital $m
Balance as at 31 March 2005		2,853	4,193
Movements in Ordinary Equity			
Profit after income tax attributable to MBL ordinary equity holders		972	972
Elimination of earnings of deconsolidated subsidiaries	4	192	192
2006 interim dividend		(208)	(208)
DRP participation relating to 2006 interim dividend		28	28
2006 final dividend		(290)	(290)
Estimated DRP participation relating to 2006 final dividend		38	38
Underestimation of DRP participation relating to the 2005 final dividend	1	5	5
Shares created through the exercise of options		222	222
Shares created pursuant to the employee share plan		1	1
Movements in other sources of capital			
Macquarie Income Preferred Securities	2	238	(5)
Decrease in outside equity interest	3	(10)	(10)
Increase in general provision for credit losses (net of applicable tax)	8	–	30
Increase in subordinated debt	9	–	41
Movements in deductions			
Increase in retained earnings in deconsolidated controlled entities	4	(18)	(18)
Increase in equity investments not in the field of finance	5	(275)	(275)
Increase in net future income tax benefit	7	(114)	(114)
Increase in intangibles	6	(78)	(78)
Increase in total capital deductions	10	–	(659)
Balance as at 31 March 2006		**3,556**	**4,065**

Explanatory notes concerning composition of capital base

1. Retained earnings included above in Tier 1 Capital can be reconciled to the Balance Sheet as follows:

		As at			*Movement on*	
	Note	**Mar 06 $m**	Sep 05 $m	Mar 05 $m	*Sep 05 %*	*Mar 05 %*
Retained earnings per Balance Sheet*		**1,934**	1,708	1,523	*13*	*27*
Add/(Less) adjustments between AGAAP and AIFRS amounts		**98**	22	55	*large*	*78*
AGAAP Retained Earnings		**2,032**	1,730	1,578	*17*	*29*
Add retained earnings in the capital group that are removed on consolidation	4	**192**			*n/a*	*n/a*
Final/interim dividend not provided in Balance Sheet		**(290)**	(208)	(313)	*39*	*(7)*
Estimated DRP participation		**38**	39	53	*3*	*(28)*
Retained earnings included in Tier 1 Capital		**1,972**	1,561	1,318	*26*	*50*

* Based on AIFRS

The final 2005 ordinary dividend payable of $313 million included a reinvested amount of $58 million under the Bank's Dividend Reinvestment Plan (DRP). The estimated DRP shortfall of $5 million as at 31 March 2005 is treated as a Tier 1 capital increase in the year to 31 March 2006.

2. The Macquarie Income Preferred Securities balance is allocated between Eligible Tier 1 Capital and Eligible Tier 2 Capital based on APRA Prudential Standard APS 111, which restricts the proportion of eligible hybrids that can be included in Tier 1 Capital to 25% of the Bank's ordinary equity and outside equity interests, with any excess over this limit treated as Upper Tier 2 Capital. As Tier 1 capital (excluding hybrid capital) grows, a greater proportion will qualify as Tier 1 capital in future periods. In addition, as Macquarie Income Preferred Securities were issued in British Pounds, movements in the exchange rate impact the total value of the hybrid balance.

3. The outside equity interests included in Eligible Tier 1 Capital may differ from the outside equity interests (minority interests) in the Equity category of the previous AGAAP Balance Sheet, for example due to the exclusion of amounts relating to entities that are required to be deconsolidated for Capital Adequacy purposes (refer note 4).

4. Certain controlled entities of the Bank are required to be deconsolidated for Capital Adequacy purposes, for example those conducting insurance, funds management or non-financial (commercial) operations. Any portion of the consolidated retained earnings included in Tier 1 Capital that relates to these entities must be deducted from Tier 1 Capital. Equity investments in these entities are deducted from Total Capital (see note 10 below). In addition, Tier 1 Capital must be adjusted for transactions that occur between a member of the regulatory capital group and a deconsolidated entity. The effects of such transactions have been removed on accounting consolidation, and therefore any profits or losses arising from these transactions are added back to Tier 1 Capital for the regulatory capital group.

5. APRA Prudential Standard APS 111 requires that equity investments in non-controlled entities that are not operating in the field of finance are deducted from Tier 1 Capital, unless certain criteria are met. These criteria allow the Bank to hold a portfolio of equity investments without incurring a Tier 1 Capital deduction where each individual investment does not exceed 0.25% of Tier 1 Capital and the total portfolio does not exceed 5% of Tier 1 Capital. Equity investments that do not meet these criteria must be deducted from Tier 1 Capital.

Equity investments that attract a Tier 1 Capital deduction at 31 March 2006 include holdings in MKOF, MKIF (formerly KRIF) and DUET. The increase in this deduction compared to 31 March 2005 is due to additional stakes in entities which do not operate in the field of finance.

6. APRA requires that intangible assets are deducted from Tier 1 Capital. Intangibles deducted from Tier 1 Capital may differ from intangible assets in the Consolidated Balance Sheet for several reasons, for example the intangible assets relating to deconsolidated controlled entities and differences between intangibles classifications under previous AGAAP and AIFRS. This balance has increased over the twelve months to 31 March 2006 due to intangibles arising on acquisition of Steam Packet Group Limited in the second half of the financial year.

7. APRA also requires that the Future Income Tax Benefit (FITB) be deducted from Tier 1 Capital, net of any Deferred Tax Liability. This net FITB may differ from the FITB in the Consolidated Balance Sheet for several reasons, for example the exclusion of the FITB relating to deconsolidated controlled entities for Capital Adequacy purposes and the FITB relating to the general provision for credit losses.

8. A general provision for credit losses under previous AGAAP qualifies as Upper Tier 2 Capital. The amount eligible for inclusion is calculated net of the related FITB.

9. The Bank's subordinated debt qualifies as Lower Tier 2 Capital, however APRA requires that the amount eligible for inclusion as Capital amortises by 20% per annum once the security is four years from maturity. Movements in subordinated debt are summarised in the table below. Lower Tier 2 Capital is subject to a limit of 50% of net Tier 1 Capital.

10. Total Capital deductions include investments in deconsolidated controlled entities, guarantees in relation to deconsolidated controlled entities, first-loss guarantees and, from time to time, holdings of the capital instruments of other ADI's. The assets of deconsolidated controlled entities are excluded from the capital adequacy calculations.

Subordinated debt

	Balance at 31 Mar 05 $m	Issued $m	Matured $m	Redeemed $m	Reclassified to fair value through profit and loss $m	FX translation $m	Amortisation $m	**Balance at 31 Mar 06 $m**
Balance Sheet amount – at amortised cost	1,359	2	(24)	–	(266)	44	–	**1,115**
Balance Sheet amount – at fair value through profit and loss	–	–	–	–	266	–	–	**266**
Amortisation	(19)	–	19	–	–	–	–	**–**
Tier 2 Capital amount	1,340	2	(5)	–	–	44	–	**1,381**

Risk-weighted assets

Balance sheet risk-weighted assets	Amount $m	Risk weight %	**Risk adjusted asset Mar 06**	Risk adjusted asset Mar 05
Cash, bullion, Commonwealth and State Governments	1,297	0	**–**	–
Local Governments, Non-Corporate Public Sector Entities, banks	4,074	20	**815**	655
Mortgage loans, stockbroking debtors	6,067	50	**3,034**	1,540
Other assets – 100% risk weighting	19,925	100	**19,925**	13,139
Trading book assets[1]	45,800	0	**–**	–
Other assets[2]	5,184	0	**–**	–
Total assets	82,347		**23,774**	15,334
Less: attributable to APS 120 subsidiaries			**(1,466)**	(499)
Total balance sheet risk weighted assets			**22,308**	14,835

[1] These items are included in the calculation of market risk risk-weighted assets.
[2] Includes life insurance investment assets and assets generating capital deductions.

Off-balance sheet risk-weighted assets	Nominal Amount $m	Credit conversion factor	Credit equivalent amount $m	Risk weight %	**Risk adjusted asset Mar 06**	Risk adjusted asset Mar 05
Guarantees, letters of credit and endorsements	475	50–100	428	0–100	**236**	202
Forward purchases and undrawn commitments	8,301	0–100	2,212	0–100	**2,195**	1,592
Foreign exchange, interest rate and other market related transactions	426,290	n/a	9,046	0–50	**3,273**	1,922
Total off-balance sheet risk weighted assets					**5,704**	3,716

Market risk	99% 10 day VAR $m	Multiplier	Capital charge $m	Conversion factor	**Risk adjusted asset Mar 06**	Risk adjusted asset Mar 05
Interest rates – general market risk	5					
Equities – general market risk	6					
Equities – specific risk	–					
Foreign exchange and bullion	4					
Commodities	6					
Aggregate	6	3	18	12.5	**231**	869
Surcharge for equities event and default risk			–	12.5	**5**	137
Debt securities specific risk (standard method)			40	12.5	**503**	214
Total market risk risk-weighted assets					**739**	1,220
Total risk-weighted exposure					**28,751**	19,771

4.1 Balance Sheet

	As at			Movement on	
	Mar 06 $m	Sep 05 $m	Mar 05 $m	*Sep 05 %*	*Mar 05 %*
Assets					
Cash and balances with central banks	**5**	4	4	*25*	*25*
Due from banks	**6,394**	2,734	3,969	*134*	*61*
Cash collateral on securities borrowed and reverse repurchase agreements	**13,570**	10,651	8,927	*27*	*52*
Trading portfolio assets	**14,246**	12,439	7,800	*15*	*83*
Other securities			1,712	*n/a*	*n/a*
Loan assets held at amortised cost	**34,999**	31,410	28,425	*11*	*23*
Other financial assets at fair value through profit and loss	**2,104**	1,870		*13*	*n/a*
Derivative financial instruments – positive values	**10,978**	6,899	5,690	*59*	*93*
Other assets	**8,452**	4,660	3,691	*81*	*129*
Investment securities available for sale	**3,746**	3,517		*7*	*n/a*
Intangible assets	**150**	122	371	*23*	*(60)*
Life investment contracts and other unit holder assets	**5,183**	5,170	4,473	*—*	*16*
Equity investments			116	*n/a*	*n/a*
Interest in associates and joint ventures using the equity method	**3,463**	2,935	2,117	*18*	*64*
Property, plant and equipment	**292**	267	148	*9*	*97*
Deferred income tax assets	**240**	238	203	*1*	*18*
Assets and disposal groups classified as held for sale	**2,389**	1,304	334	*83*	*large*
Total assets	**106,211**	84,220	67,980	*26*	*56*
Liabilities					
Due to banks	**2,118**	1,629	1,548	*30*	*37*
Cash collateral on securities lent and repurchase agreements	**6,995**	5,098	1,983	*37*	*253*
Trading portfolio liabilities	**10,057**	8,514	7,681	*18*	*31*
Derivative financial instruments – negative values	**10,057**	6,877	6,224	*46*	*62*
Deposits	**9,267**	8,545	7,240	*8*	*28*
Notes payable			28,161	*n/a*	*n/a*
Debt issued at amortised cost	**39,022**	30,427		*28*	*n/a*
Other financial liabilities at fair value through profit and loss	**5,481**	4,627		*18*	*n/a*
Other liabilities	**9,553**	5,904	4,581	*62*	*109*
Current tax liabilities	**97**	262	41	*(63)*	*137*
Life investment contracts and other unit holder liabilities	**5,130**	5,135	4,429	*—*	*16*
Provisions	**132**	122	119	*8*	*11*
Deferred income tax liabilities	**157**	116	189	35	(17)
Liabilities of disposal groups classified as held for sale	**1,427**	644	—	*122*	*n/a*
Total liabilities excluding loan capital	**99,493**	77,900	62,196	*28*	*60*
Loan capital					
Subordinated debt at amortised cost	**1,115**	1,061	1,359	*5*	*(18)*
Subordinated debt at fair value through profit and loss	**266**	266		—	n/a
Total liabilities	**100,874**	79,227	63,555	*27*	*59*
Net assets	**5,337**	4,993	4,425	*7*	*21*

	Note	As at Mar 06 $m	Sep 05 $m	Mar 05 $m	Movement on Sep 05 %	Mar 05 %
Equity						
Contributed equity						
Ordinary share capital	5	**1,916**	1,830	1,600	5	20
Treasury shares		**(2)**	(1)	(1)	100	100
Macquarie Income Securities		**391**	391	391	–	–
Reserves		**250**	125	49	100	large
Retained earnings	6	**1,934**	1,708	1,523	13	27
Minority interest in disposal groups classified as held for sale		**–**	135	–	(100)	n/a
Total capital and reserves attributable to equity holders of Macquarie Bank Limited		**4,489**	4,188	3,562	7	26
Minority interest	7	**848**	805	863	5	(2)
Total equity		**5,337**	4,993	4,425	7	21

Shading has been used throughout this report where classifications have changed as a result of the transition to AIFRS.

Over the year to 31 March 2006, Macquarie's balance sheet has grown significantly. Total assets are up 56% on the prior year to $106.2 billion. Overall funding for the Group's asset base is up 59% to $100.9 billion.

The main drivers of this growth have been good global market conditions and continued international expansion. In addition, a number of balances have been impacted by the transition to AIFRS, particularly the impact of AASB 139: *Financial Instruments: Recognition and Measurement*.

A summary of significant movements in certain balance sheet categories is discussed below.

Strong trading conditions and a broader range of products has led to increased demand for trading products amongst external counterparties, increasing the balances of cash collateral on securities borrowed and reverse repurchase agreements (up $4.6 billion) and trading portfolio assets (up $6.4 billion).

During the year the Australian Mortgage portfolio increased 26% to $18.2 billion. The Treasury and Commodities Group also experienced strong growth in their loan portfolios, particularly within the Futures and Metals and Energy Capital divisions. These contributed a 23% increase in loan assets held at amortised cost to $35 billion.

The global growth of commodity prices, particularly in the second half of the financial year, combined with increased volumes have driven up the value of derivative financial instruments – positive values (asset) by 93% to $11.0 billion and derivative financial instruments – negative values (liability) by 62% to $10.1 billion.

Investments in securities available for sale and interests in associates and joint ventures using the equity method have increased more than three-fold to $7.2 billion. New and increased investments were made during the year in a number of Macquarie-managed funds, including MAp, MIG, Macquarie MEAG Prime REIT, MCAG and MMG. Additionally, much of the proceeds from the $US1 billion Extendible Notes (X-Notes) issue in March 2006 has initially been invested in Euro Commercial Paper.

The net assets of disposal groups classified as held for sale is up $628 million as a result of a number of seed asset acquisitions during the year (refer to section 4.3 for further details).

Trading portfolio liabilities and cash collateral on securities borrowed and repurchase agreements are up $7.4 billion to $17.1 billion. Notes payable/debt issued at amortised cost is up 39% to $39.0 billion, and other financial liabilities are up $5.0 billion. Other financial liabilities include liabilities for unsettled equities trades, which are up as a result of the stronger trading conditions.

Total equity is up 21% on the prior year due to net profit for the year of $916 million, increases in ordinary share capital from the exercise of options of $316 million, and movements in reserves arising from the expensing of options and revaluations of investment securities available for sale. Offsetting these increases are dividend payments relating to the final 2005 and interim 2006 dividends (net of DRP).

Net tangible assets (NTA) per ordinary share at 31 March 2006 are $11.13 (31 March 2005: $12.46). The decrease is a result of intangible assets acquired as part of disposal groups held for sale, combined with a small increase in the number of shares on issue. Macquarie views disposal groups held for sale as an investment that will be fully recovered, including their associated intangible assets. Including the intangibles (net of associated deferred tax assets and liabilities) within assets and disposal groups held for sale, the NTA per ordinary share would have been $16.63 at 31 March 2006 (31 March 2005: $14.02).

4.2 Asset Quality

	As at/for the year to		Movement on
	Mar 06	Mar 05	*Mar 05*
	$m	$m	*%*
Total loan assets including mortgage securitisation special purpose vehicles	**34,999**	28,425	*23*
Less: mortgage securitisation special purpose vehicles*	**(17,795)**	(14,184)	*25*
Loan assets	**17,204**	14,241	*21*
Net impaired assets	**93**	42	*121*
Net loan losses	**25**	34	*(26)*
	%	%	
Net impaired assets/loan assets	**0.54**	0.29	
Net loan losses/loan assets	**0.15**	0.24	
Net loan losses (Profit and loss impact)			
– provided during the period	**36**	50	*(28)*
– recovery of loans previously provided for	**(15)**	(18)	*(17)*
– loan losses written-off	**7**	4	*75*
– recovery of loans previously written off	**(3)**	(2)	*50*
Total net charge for loan losses	**25**	34	*(26)*

* Macquarie's exposure to the mortgage securitisation special purpose vehicles is largely mitigated by credit insurance. Loan losses in these vehicles are immaterial.

The strength of Macquarie's risk management practices and policies is reflected in its asset quality. Net loan losses for the twelve months to 31 March 2006 amounted to $25 million, or 0.15% of loan assets as at 31 March 2006. Net impaired assets as a percentage of total loan assets are also low at 0.54%.

AASB 139 – *Financial Instruments: Recognition and Measurement*, which became effective from 1 April 2005, requires an incurred loss model for loan provisioning. Provisions are recognised only in respect of those losses for which there is objective evidence of impairment and must be calculated based on the discounted values of expected future cash flows. Where individual loans are found not to be impaired, they are placed into pools of assets with similar risk profiles and collectively assessed for losses that have been incurred but not yet identified. Under previous AGAAP, Macquarie's general provision for credit losses was maintained at 55 basis points of risk-weighted assets.

The adoption of AIFRS will likely result in greater volatility in credit losses.

4.3 Equity Investments and Seed Assets

Equity investments and seed assets are similar in that they are both an equity interest in an asset. However, equity investments and seed assets are generally differentiated by management's intention with respect to the holding of the asset.

Equity Investments

Equity investments are investments intended for long-term retention. Currently the majority of these are stakes in Macquarie-managed funds. Equity investments have increased 74% over the year to 31 March 2006 to $3.2 billion. The growth has been driven by:

- performance fees from Macquarie-managed specialist funds received in the form of scrip,
- holdings in new funds including MCAG, MIIF, MMG and MMPR,
- equity accounted income from investments in associates, including Macquarie Goodman Group, and
- equity investments made during the period in businesses and associates not classified as seed assets.

Growth in equity related investments
$ million year ended 31 March
MGQ MIG MCW MOF MAP
MIIF MMPR MCAG MCG MKIF
MEIF MAG MIC Medallist CEU
MMG Other Equity Investments
Market value


4500
4000
3500
3000
2500
2000
1500
1000
500
0
2001
2002
2003
2004
2005
2006

Equity investments are carried at market value, with the exception of investments in associates, which are carried at cost and equity accounted. The level of equity investments (at cost) over time is shown in the graph above with the market value determined by the carrying value or in the case of associates, selecting a number of listed investments and calculating the market value at 31 March 2006.

At 31 March 2006, the size of the unrealised gain was approximately $805 million.

The table below shows the top five unrealised gains for listed investments held by Macquarie at 31 March 2006.

	Cost $m	Market value at March 06 $m	Unrealised gain at March 06 $m
Macquarie Airports	564	783	219
Macquarie Goodman Group	394	585	191
Macquarie Communications Infrastructure Group	136	256	120
Macquarie Korea Infrastructure Fund	91	122	31
Sydney Futures Exchange	–	27	27
Total	1,185	1,773	588

Seed Assets

Seed assets are investments held with the intention of resale to a third party in the short term. The third party may be a Macquarie-managed fund (either existing or proposed), or another external party. The table below highlights some of the seed assets held by Macquarie at 31 March 2006. The table shows the carrying value* of those seed assets and Macquarie's ownership interest.

Seed Asset	Description	Acquisition Date	MBL Group Ownership %	Carrying Value* ($m)
Brussels Airport	Brussels International Airport	Dec 04	3	27
Macquarie UK Broadcast Holdings-Arqiva	One of the two leading providers of national broadcast transmission services to television and radio broadcasters in the UK (formerly ntl: broadcast UK)	Jan 05	4	66
Property: Japan Residential Apartment Buildings	Portfolio of 5 residential apartment buildings (Centaurus Yugen Kaisha)	Mar 05	25	3
CJ Cablenet	Leading Korean digital cable operator	Jun 05	6	36
European Directories S.A.	European directories business offering printed directories, online and mobile searches and directory assistance	Jun 05	15	168
Creative Broadcast Services	Provider of playout services in the UK (formerly BBC Broadcast)	Jul 05	35	97
Property: Office Parks	Office and business park assets in the UK	Aug 05	85	85
Property: Chinese Retail Malls	Retail shopping malls	Aug 05	25	131
Isle of Man Ferries	Provider of freight, passenger and vehicle ferry services between Isle of Man, UK and Ireland	Oct 05	100	87
Hong Kong Properties	Co-investment in Macquarie Goodman's portfolio of Hong Kong properties: Global Gateway, Evergain Plaza and Dynamic Cargo Centre	Oct 05	50	145
Dyno-Nobel	A commercial explosives company	Dec 05	21	110
Global Retirement Trust	Joint venture with FKP which owns Metlifecare Limited and Private Life Care Group, owners and operators of a portfolio of retirement villages in New Zealand	Dec 05	50	99
Smarte Carte	World's leading concessionaire of baggage cart, locker and stroller services operating in airports, train stations, bus terminals, shopping centres and entertainment facilities	Feb 06	100	198
Icon Parking	Owner and/or operator of off-street car parking locations in New York City	Feb 06	53	174
Property: Japan Residential Apartment Buildings	Portfolio of 5 Japanese residential apartment buildings (Pleiades Yugen Kaisha)	Mar 06	100	91
Average Months on Balance Sheet		**7.3**		

* Carrying value plus equity accounting adjustments excluding any reserve movements (fair value/market-to-market/equity accounted reserves).

Seed assets acquired and disposed during the year included:

Acquired		Disposed
CJ Cablenet	Incheon Grand Bridge	D4 Tollroad
Creative Broadcast Services	Isle of Man Ferries	DMG/RG radios
D4 Tollroad	Korean Power (KIECO)	Incheon Grand Bridge
Dyno-Nobel	Property: Chinese Retail Malls	Korean Power (KIECO)
European Directories S.A.	Property: Japan Residential Apartment Buildings	NMRE
Global Retirement Trust	Property: Office Parks	SK E&S
Hong Kong Properties	SK E&S	UK Gas
Icon Parking	Smarte Carte	

The graph below reflects the carrying value of seed assets held by Macquarie over the past five years.

Carrying value of seed assets
$ million year ended 31 March
Total seed assets


2000
1600
1200
800
400
0
2001
2002
2003
2004
2005
2006

5.1 Assets Under Management

	As at			Movement on	
	Mar 06 $m	Sep 05 $m	Mar 05 $m	*Sep 05 %*	*Mar 05 %*
Specialist funds					
Infrastructure	**61,546**	44,475	37,993	*38*	*62*
Property	**17,460**	14,342	12,862	*22*	*36*
Other	**8,590**	5,043	3,413	*70*	*152*
Total specialist funds	**87,596**	63,860	54,268	*37*	*61*
Funds Management and Financial Services					
Retail	**14,981**	14,724	13,248	*2*	*13*
Wholesale	**37,709**	33,376	29,198	*13*	*29*
Total Funds Management and Financial Services	**52,690**	48,100	42,446	*10*	*24*
Total assets under management	**140,286**	111,960	96,714	*25*	*45*

Assets under management (AUM) at 31 March 2006 were $140 billion, an increase of 45% on 31 March 2005 and 25% on 30 September 2005. The specialist funds have shown particularly strong growth over the twelve months.



AUM by fund type
$ billion year ended 31 March
FSG/FMG Wholesale
FSG/FMG Retail
Other
Property
Infrastructure



160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
2006



AUM – analysis of movement for the year
$ billion year ended 31 March
FSG/FMG Wholesale
FSG/FMG Retail
Other
Property
Infrastructure
Total
160
140
120
100
80
60
40
20
0
50
40
30
20
10
0
2005
2006
Movement

Infrastructure AUM

Infrastructure AUM totalled $62 billion at 31 March 2006, an increase of 62% on 31 March 2005. The majority of this growth over the last 12 months is attributable to asset acquisitions by existing funds, while newly established funds have also contributed to the growth.

Asset acquisitions by existing funds include:

- Macquarie Korea Infrastructure Fund (MKIF), formerly Korean Road Infrastructure Fund, completed a number of investments over the last 12 months including Seoul Subway Line 9, Section 1 and Yongin-Seoul Expressway, Seoul-Chuncheon Expressway, Incheon Grand Bridge and Daegu 4th Beltway East toll roads. MKIF completed its dual listing on the Korean Stock Exchange and London Stock Exchange in March 2006.
- In June 2005, Macquarie European Infrastructure Fund (MEIF) completed its acquisition of 31% of Wales & West Utilities, acquired a 100% interest in Energy Power Resources Ltd (Europe) and acquired 100% of Wightlink (ferry business).
- Macquarie Essential Assets Partnership (MEAP) provided 100% of the equity in the Sea-to-Sky Highway Improvement Project in June 2005 and acquired an 81% interest in the Edmonton Ring Road Project in December 2005.
- Macquarie Infrastructure Group (MIG) reached financial close on its investment in the Dulles Greenway toll road in Virginia, USA in September 2005.
- Macquarie Power & Infrastructure Income Fund (MPT) announced in October 2005, financial close on its 45% equity interest in Leisureworld (aged care).
- MIG, in a consortium with Eiffage and MEIF, acquired 74.7% of Autoroutes Paris-Rhin-Rhône (APRR) in February 2006.

The following new funds were established during the year:

- Macquarie International Infrastructure Fund (MIIF) listed on the Singapore stock exchange in May 2005. MIIF acquired 100% of TanQuid (tank storage business) in Germany in November 2005, a 38% effective equity interest in the Changshu Xinghua Port Co. Ltd (a Chinese river port) in December 2005 and acquired a 55% interest in Leisureworld (aged care) in November 2005.
- Macquarie Global Infrastructure Total Return Fund (MGU) listed on the New York stock exchange in August 2005. MGU is a non-diversified closed-end fund that invests in companies that own, operate or manage infrastructure assets.
- Macquarie Korea Opportunities Fund (MKOF), an unlisted fund, was established and acquired a 49% economic interest in SK E&S (gas distribution) in March 2006.

Property AUM

Property AUM was $17 billion at 31 March 2006, an increase of 36% on the prior year. Growth is due to a combination of acquisitions in the existing funds and new funds.

Growth in existing funds include:

- Macquarie Office Trust (MOF) has grown significantly over the period, mainly due to the Maguire properties acquisition in the USA announced in October 2005.
- Macquarie CountryWide Trust's (MCW) growth is due to the acquisition of a 75% stake in the First Washington properties in the USA over the course of the year.
- Macquarie DDR Trust and Macquarie ProLogis Industrial Trust also experienced strong growth over the 12 months.

New property funds established during the period include:

- Macquarie MEAG Prime REIT listed on the Singapore stock exchange in September 2005 with Macquarie acquiring 50% of the manager in November 2005.
- Unlisted funds established during the period include MREEF5, MGP Europe Fund II L.P. (Global Fund 2), Macquarie Goodman Wholesale Fund and Dynasty Property Investment Limited.

Other Specialist AUM

Other specialist AUM grew 152% over the last 12 months to $9 billion at 31 March 2006. The main driver of this growth was the establishment of new funds, both listed and unlisted.

The following listed funds were established during the period:

- Macquarie Capital Alliance Group (MCAG) listed on the ASX in April 2005 with investments over the last 12 months including Retirement Care Australia, European Directories, Red Bee Media and Zig Inge Group.
- Macquarie Fortress Australia Notes Trust and Macquarie New Zealand Fortress Notes Trust listed in May 2005.
- Macquarie Media Group (MMG) listed on the ASX in November 2005 and acquired 100% of Macquarie Regional Radioworks.

Funds Management and Financial Services AUM

Funds Management and Financial Services AUM at 31 March 2006 was $53 billion, an increase of 24% on March 2005. This growth was largely due to strong inflows into fixed interest and the CMT. The CMT closed at $12.0 billion at 31 March 2006, up 13% since 31 March 2005. Funds Management have also experienced strong growth in higher margin sectors such as private equity.

Managing assets across the globe
Macquarie's AUM is spread across all regions and a number of industry sectors. At 31 March 2006, half of Macquarie's AUM, totalling $70 billion, was located offshore.

The specialist funds continue to drive this international expansion. The charts below illustrate the international diversity of Macquarie's AUM and highlight the range of sectors over which these assets are spread.

These charts include non-specialist funds, which are predominantly located in Australia, however focusing on the specialist funds provides further insight into the geographical spread of assets being managed by Macquarie.

The chart below displays specialist AUM by region at 31 March 2006. Of the total $88 billion in specialist AUM at 31 March 2006, 73% is located outside Australia. This has increased from 65% at 30 September 2005. The majority of this offshore growth has been in Europe which has shown particularly strong growth in the six months to 31 March 2006. Of the total specialist AUM, 39% is now located in the Europe, Africa & Middle East region. The Asia-Pacific region has also grown over the past twelve months with potential to grow further.

AUM by region
as at 31 March 2006
Americas □ Asia Pacific □ Australia
Europe, Africa & Middle East


17%
9%
24%
50%

AUM by region (specialist only)
as at 31 March 2006
Americas □ Asia Pacific □ Australia
Europe, Africa & Middle East


27%
27%
7%
39%

AUM by sector
as at 31 March 2006
Retail Property □ Commercial Property □
Industrial Property Communications Utilities ■
Airports Tourism/Leisure & Residential Property □
Investment Funds ■ Other □ Roads ■
Non-specialist funds □


5.5%
5.2%
1.2%
3.7%
7.1%
9.5%
0.5%
2.9%
6.1%
20.7%
37.6%

As noted, specialist AUM in Europe, Africa & Middle East accounts for 39% of total specialist AUM and includes assets of:

- MEIF: South East Water, Arlanda Express, Wightlink, Energy Power Resources and Wales & West Utilities
- Macquarie Airports (MAp): Birmingham Airport, Bristol Airport, Brussels Airport, Copenhagen Airport and Rome Airport
- Macquarie Communications Infrastructure Group (MCG): Arqiva (formerly ntl:Broadcast)
- MIG: the M6 toll road in the UK, the Warnow Tunnel in Germany, Lusponte in Portugal and APRR in France
- Macquarie Infrastructure Company (MIC): Yorkshire Link in the UK
- MCAG: European Directories and Red Bee Media
- MIIF: Novera Macquarie Renewable Energy Joint Venture in the UK and TanQuid in Germany
- Macquarie Global Infrastructure Fund II (GIF II): Gdansk Port in Poland
- African Infrastructure Investment Fund (AIIF) and South Africa Infrastructure Fund (SAIF): toll roads and other infrastructure assets in South Africa and Tanzania
- Global Fund 1

Specialist AUM in the Americas accounts for 27% of total specialist AUM, and is strongly represented by property assets of:

- MCW
- MOF
- Macquarie ProLogis Trust (MPR)
- Macquarie DDR Trust (MDT)

and includes infrastructure assets of:

MIG: Dulles Greenway toll road, Highway 407, Skyway and South Bay Expressway

MIC: an airport services business, a district energy business and an off-airport parking services business in the US.

MEAP: AltaLink, Michigan Electric Transmission Company, Sea-to-Sky Highway Improvement Project and Edmonton Ring Road Project

- MPT: Cardinal Power and Leisureworld

MIIF: Leisureworld

GIF: Detroit Windsor Tunnel

Specialist AUM in the Asia-Pacific region at 31 March 2006 represented 7% of total specialist AUM. The assets of MKIF dominate this region.

Assets include:

- MKIF: Cheonan-Nonson Expressway, Incheon International Airport Expressway, Gwangju 2nd Beltway, Section 1, Soojungsan Tunnel and Daegu 4th Beltway, East
- MIIF: Changshu Xinghua Port Co. Ltd
- MKOF: SK E&S
- Macquarie MEAG Prime REIT
- Dynasty Property Investment Limited
- GIF II: Eldercare (aged care facilities)

The majority of AUM in Australia is in non-specialist Funds Management and Financial Services funds. Specialist AUM in Australia accounts for 27% of total specialist AUM and includes the assets of:

- MAp: Sydney Airport
- MIG: Eastern Distributor, M4, M5, and Westlink M7 toll roads
- Macquarie Media Group: Macquarie Regional Radioworks
- Diversified Utility and Energy Trusts (DUET): Dampier to Bunbury Natural Gas Pipeline, AlintaGas Networks, Multinet and United Energy Distribution
- MCG: Broadcast Australia
- MCAG: Retirement Care Australia and Zig Inge Group
- ConnectEast Group: EastLink
- Macquarie Goodman Group (MGQ)
- MCW
- MOF

AUM reported in this section reflects the scope of Macquarie's funds management activities. However, AUM is not the most appropriate basis for determining base fees from funds management activities for all funds.

Funds management base fees for property specialist funds, some other specialist funds and Funds Management and Financial Services funds are closely aligned with the AUM measure. However, the funds management base fees of many of the infrastructure funds and some other specialist funds are more closely aligned to an equity under management (EUM) measure which is discussed later in this section.

Assets Under Management

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	MBL Group holding 31 March 2006 (%)[1]	Assets under management As at		
					Mar 06 $m	Sep 05 $m	Mar 05 $m
Specialist Funds							
Infrastructure							
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund	100	Mar 04	Listed on NYSE	–	**415**	386	363
Macquarie Global Infrastructure Total Return Fund	100	Aug 05	Listed on NYSE	–	**570**	590	–
Total Listed Infrastructure (excluding those disclosed in EUM)					**985**	976	363
Property							
Macquarie Central Office Corporate Restructuring REIT	100	Jan 04	Listed on KRX	12	**246**	210	212
Macquarie CountryWide	100	Nov 95	MCW	6	**5,222**	4,523	4,289
Macquarie DDR	50	Nov 03	MDT	2	**1,344**	1,275	1,078
Macquarie Goodman Group	8	Feb 05	MGQ	8	**416**	437	349
Macquarie Goodman Property Trust	8	Jun 99	Listed on NZX	–	**64**	43	42
Macquarie Leisure	100	Jul 98	MLE	5	**387**	353	322
Macquarie MEAG Prime REIT	50	Sep 05	Listed on SGX	20	**585**	–	–
Macquarie Office	100	Nov 93	MOF	4	**5,156**	3,726	3,425
Macquarie ProLogis	50	Jun 02	MPR	2	**1,106**	938	819
Total Listed Property					**14,526**	11,505	10,536
Total Unlisted Property					**2,934**	2,837	2,326
Total Property					**17,460**	14,342	12,862
Other							
Macquarie Fortress Australia Notes Trust	67	May 05	MFNHA	2	**476**	219	–
Macquarie New Zealand Fortress Notes Trust	67	May 05	Listed on NZX	–	**97**	102	–
Macquarie Private Capital Group	100	Mar 05	MPG	–	**67**	60	–
Total Listed Other					**640**	381	–
Total Unlisted Other					**3,381**	2,724	3,265
Total Other (excluding those disclosed in EUM)					**4,021**	3,105	3,265
Funds Management and Financial Services							
Retail	100	Unlisted			**14,981**	14,724	13,248
Wholesale:							
Macquarie Funds Management	100	Unlisted			**31,706**	28,751	25,663
Macquarie-IMM Investment Mgt Co. Ltd	65	Unlisted			**5,530**	4,625	3,534
Brook Asset Management[2]	49	Unlisted			**473**	–	–
Total Funds Management and Financial Services					**52,690**	48,100	42,445

[1] MBL Group Holdings at 31 March 2006 represents Macquarie's economic interest in the fund.

[2] AUM for Brook Asset Management is reported for the first time in March 2006. Macquarie acquired a 49% interest in Brook Asset Management in December 2004.

5.2 Equity Under Management

The Investment Banking Funds (IBF) business tracks its funds under management using an Equity Under Management (EUM) measure. EUM is considered the most appropriate measure as the calculation of IBF's base management fee income is closely aligned with EUM.

EUM differs from the Bank-wide AUM measure reported in section 5.1 and is determined as follows:

Type of equity investment	Basis of EUM calculation
Listed Funds	Market capitalisation at the measurement date plus underwritten or committed future capital raisings[1]
Unlisted Funds	Committed capital from investors less called capital returned to investors upon realisation of investments
Mandated Assets[2] **Third party equity in Macquarie-led Consortia**[3] **and MBL-Group Owned Assets**[4]	Invested capital at measurement date

[1] At 31 March 2006, this includes the final instalment of the MMG IPO ($401 million).

[2] Mandated Assets are assets for which Macquarie is engaged by a third party to perform specific investment management functions on behalf of that party.

[3] Third party equity in Macquarie-led Consortia is the amount of third party capital invested in assets through consortia led by Macquarie-managed funds. A fee is payable by consortia members to Macquarie upon disposal of their holding in that asset or a future date if their return exceeds a relevant benchmark return.

[4] Assets directly held by the MBL group acquired with a view that they may be sold into new or existing IBF funds. At 31 March 2006, this includes interests in Smarte Carte, European Directories, Icon Parking, Creative Broadcast Services (Red Bee Media) and others.



EUM
Underwritten or committed future capital raisings
Market Capitalisation
Listed funds
EUM
Uncalled Capital
Committed Capital
Actual capital contributed by investors (called equity for unlisted funds)
Called Capital
Unlisted funds

If the fund is managed through a joint venture with another party, the EUM amount is then weighted based on Macquarie's proportionate economic interest in the joint venture management entity. At 31 March 2006, this applied to DUET, MKIF, and some other unlisted funds, which are all weighted at 50% in the table overleaf.

Where a fund's EUM is denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	MBL Group holding 31 March 2006 (%)[1]	Equity under management As at		
					Mar 06 $m	Sep 05 $m	Mar 05 $m
Listed Funds							
Market Capitalisation							
ConnectEast Group	100	Nov 04	CEU	3	**1,466**	935	731
Diversified Utility and Energy Trusts	50	Aug 04	DUE	1	**589**	558	494
Macquarie Airports	100	Apr 02	MAP	14	**5,570**	5,271	4,934
Macquarie Airports Reset Exchange Securities Trust	100	Dec 04	MAZPA	–	**484**	480	471
Macquarie Capital Alliance Group	100	Apr 05	MCQ	10	**883**	500	–
Macquarie Communications Infrastructure Group	100	Aug 02	MCG	11	**2,310**	2,342	2,215
Macquarie Infrastructure Company	100	Dec 04	Listed on NYSE	7	**1,209**	1,001	964
Macquarie Infrastructure Group	100	Dec 96	MIG	1	**9,432**	9,539	7,794
Macquarie International Infrastructure Fund	100	May 05	Listed on SGX	8	**1,067**	679	–
Macquarie Korea Infrastructure Fund	50	Mar 06	Listed on KRX & LSE	4	**1,566**	–	–
Macquarie Media Group	100	Nov 05	MMGCA	20	**549**	–	–
Macquarie Power & Infrastructure Income Fund	100	Apr 04	Listed on TSX	–	**349**	264	247
Southern Cross FLIERS Trust	100	Aug 02	SCF	–	**669**	677	680
Total Listed Funds – Market Capitalisation					**26,143**	22,246	18,530
Underwritten or Committed Future Capital Raisings							
ConnectEast Group					**–**	491	491
Macquarie Capital Alliance Group					**–**	500	1,000
Macquarie Media Group					**401**	–	–
Macquarie Power & Infrastructure Income Fund					**–**	73	–
Total Listed Funds – Underwritten or Committed Future Capital Raisings					**401**	1,064	1,491
Total IBF Equity Under Management – Listed Funds					**26,544**	23,310	20,021

continued on next page

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	MBL Group holding 31 March 2006 (%)[1]	Equity under management As at Mar 06 $m	Sep 05 $m	Mar 05 $m
Unlisted Funds & Mandated Assets							
Called Capital							
Macquarie Airports Group	100	Unlisted		–	**1,013**	945	1,005
Macquarie Essential Assets Partnership	100	Unlisted		7	**206**	194	184
Macquarie European Infrastructure Fund	100	Unlisted		5	**1,094**	1,026	894
Macquarie Global Infrastructure Funds	100	Unlisted		–	**437**	359	300
Macquarie Korea Infrastructure Fund (now listed)	50	Unlisted		as above	**–**	598	589
Other Unlisted Funds & Mandated Assets					**865**	620	637
Total Unlisted Funds & Mandated Assets – Invested Capital					**3,615**	3,742	3,609
Uncalled Commitments[2]							
Macquarie Essential Assets Partnership					**343**	324	308
Macquarie European Infrastructure Fund					**1,432**	1,337	589
Macquarie Global Infrastructure Funds					**205**	282	147
Macquarie Korea Infrastructure Fund (now listed)					**–**	198	216
Other Unlisted Funds					**453**	183	189
Total Unlisted Funds – Uncalled Commitments					**2,433**	2,324	1,449
Total IBF Equity Under Management – Unlisted Funds & Mandated Assets					**6,048**	6,066	5,058
Less IBF Listed Funds' investments in other IBF Funds					**(1,121)**	(1,069)	(712)
Total IBF Equity Under Management Excluding MBL Group Assets & Third party equity in Macquarie-led Consortia					**31,471**	28,307	24,367
IBF managed assets directly owned by MBL Group					**1,094**	673	538
Third party equity in Macquarie-led Consortia					**1,791**	1,410	1,063
Total IBF Equity Under Management					**34,356**	30,390	25,968

[1] MBL Group Holdings at 31 March 2006 represents Macquarie's economic interest in the fund.
[2] Uncalled commitments include any capital committed to investments but not yet called.

5.3 Base and Performance Fees

The tables below show the fees earned by each listed fund and the total fees from unlisted funds for each period.

	Half year			Full year		
	Mar 06 $m	Sep 05 $m	*Movement %*	**Mar 06 $m**	Mar 05 $m	*Movement %*
Base Fee Income from Funds						
Listed Funds						
Infrastructure						
ConnectEast Group	**0.5**	0.5	–	**1.0**	0.4	*150*
Hills Motorway	**–**	–	–	**–**	0.2	*(100)*
Macquarie Airports	**27.8**	27.6	*1*	**55.4**	36.1	*53*
Macquarie Communications Infrastructure Group	**12.9**	13.7	*(6)*	**26.6**	16.6	*60*
Macquarie/First Trust Global Infrastructure/ Utilities Dividend & Income Fund	**0.9**	0.7	*29*	**1.6**	1.6	–
Macquarie Global Infrastructure Total Return Fund	**3.1**	0.5	*large*	**3.6**	–	*n/a*
Macquarie Infrastructure Company	**6.7**	6.3	*6*	**13.0**	2.8	*large*
Macquarie Infrastructure Group	**48.5**	47.9	*1*	**96.4**	77.0	*25*
Macquarie International Infrastructure Fund	**5.1**	2.2	*132*	**7.3**	–	*n/a*
Macquarie Power & Infrastructure Income Fund	**0.5**	0.4	*25*	**0.9**	0.7	*29*
Southern Cross FLIERS	**0.2**	0.2	–	**0.4**	0.4	–
Total Infrastructure	**106.2**	100.0	*6*	**206.2**	135.8	*52*
Property						
Macquarie CountryWide	**5.9**	2.6	*127*	**8.5**	6.4	*33*
Macquarie Leisure	**1.0**	1.0	–	**2.0**	1.5	*33*
Macquarie Office Trust	**6.6**	5.3	*25*	**11.9**	8.8	*35*
MCO CR-REIT	**0.8**	0.7	*14*	**1.5**	1.4	*7*
Total Property	**14.3**	9.6	*49*	**23.9**	18.1	*32*
Other						
Macquarie Capital Alliance Group	**6.0**	4.6	*30*	**10.6**	–	*n/a*
Macquarie Fortress Australia Notes Trust	**1.5**	–	*n/a*	**1.5**	–	*n/a*
Macquarie Media Group	**5.3**	–	*n/a*	**5.3**	–	*n/a*
Macquarie New Zealand Fortress Notes Trust	**0.6**	–	*n/a*	**0.6**	–	*n/a*
Macquarie Private Capital Group	**0.3**	0.3	–	**0.6**	–	*n/a*
Total Other	**13.7**	4.9	*180*	**18.6**	–	*n/a*
Total Listed Funds	**134.2**	114.5	*17*	**248.7**	153.9	*62*
Unlisted Funds	**162.7**	156.8	*4*	**319.5**	234.0	*37*
Total base fee income	**296.9**	271.3	*9*	**568.2**	387.9	*46*

	Half year			Full year		
	Mar 06 $m	Sep 05 $m	*Movement %*	**Mar 06 $m**	Mar 05 $m	*Movement %*
Performance Fee Income from Funds						
Listed Funds						
Infrastructure						
Macquarie Airports	**–**	36.7	*(100)*	**36.7**	212.1	*(83)*
Macquarie Communications Infrastructure Group	**–**	18.2	*(100)*	**18.2**	68.3	*(73)*
Macquarie Infrastructure Company	**5.8**	–	*n/a*	**5.8**	15.5	*(63)*
Macquarie Infrastructure Group	**–**	91.6	*(100)*	**91.6**	6.1	*large*
Macquarie International Infrastructure Fund	**–**	21.8	*(100)*	**21.8**	–	*n/a*
Macquarie Power & Infrastructure Income Fund	**1.7**	0.2	*large*	**1.9**	–	*n/a*
Total Infrastructure	**7.5**	168.5	*(96)*	**176.0**	302.0	*(42)*
Total Listed Funds	**7.5**	168.5	*(96)*	**176.0**	302.0	*(42)*
Unlisted Funds	**19.6**	4.1	*large*	**23.7**	9.6	*147*
Total performance fee income	**27.1**	172.6	*(84)*	**199.7**	311.6	*(36)*

Note: Performance fees totalling KRW100.3 billion ($144.2 million) were also earned from MKIF through Macquarie Shinhan Infrastructure Asset Management, a Macquarie joint venture vehicle and the manager of MKIF. Macquarie's 50% share of these fees (after tax and expenses) is included in equity accounted profits.

AGAAP	Australian generally accepted accounting principles
AIFRS	Australian standards equivalent to International Financial Reporting Standards. These apply to Macquarie for the 2006 financial year. Comparatives for 30 September 2004 and 31 March 2005 have been restated in accordance with AIFRS where applicable
APRA	Australian Prudential Regulation Authority
Assets Under Administration	Assets/funds administered (as opposed to managed) by Macquarie
Assets Under Management	Proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to: — exclude cross-holdings in funds — reflect the percentage ownership of the fund manager
ATO	Australian Taxation Office
AUA	Refer Assets Under Administration
AUM	Refer Assets Under Management
AUM outside Australia	AUM outside of Australia is defined by the location of the assets themselves, as opposed to the domicile of the fund or fund manager
Bank	Macquarie Bank Consolidated Group
BPG	Banking and Property Group
CEU	ConnectEast
Collective allowance for credit losses	The provision relating to loan losses inherent in a loan portfolio that have not been specifically identified
Contingent Liabilities	Defined in AASB 137 "Provisions, Contingent Liabilities and Contingent Assets"

Deferred Income Tax Assets	Defined in AASB 112 "Income Taxes"
Dilutive Option	An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share
Dividend Reinvestment Plan	The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in the company, with no transaction costs
DRP	Refer Dividend Reinvestment Plan
DUET	Diversified Utility and Energy Trusts
Earnings Per Share	A performance measure that measures earnings attributable to each ordinary share, defined in AASB 133 "Earnings Per Share"
Effective Tax Rate	The income tax expense as a percentage of the profit before income tax adjusted for MIS and MIPS distributions paid or provided
EMG	Equity Markets Group
Equities Related Income	Income that is derived from businesses that depend directly on equity markets e.g. stockbroking, equity capital markets and equity derivatives trading
Equity under management	Refer definition in section 5.2
EUM	Refer Equity Under Management
Expense/Income Ratio	Total expenses expressed as a percentage of total income
FMG	Funds Management Group
FSG	Financial Services Group
IBF	Investment Banking Funds
IBG	Investment Banking Group
Impaired Assets	An asset for which the ultimate collectibility of principal and interest is compromised
International Income	The location of income (i.e. international or domestic) is determined by reference to where the work is performed (for work performed by offshore offices) or the location of the client/assets (for work performed in Australia for overseas clients/ counterparties). The international income % of total income is based on total income excluding earnings on capital
IPO	Initial Public Offering

KRIF	The Korean Road Infrastructure Fund, an unlisted fund investing predominantly in South Korean toll roads, tunnels and bridges, listed March 2006 and now called Macquarie Korea Infrastructure Fund
KSX	Korean Stock Exchange
Lower Tier 2 Capital	Refer Tier 2 Capital
M&A	Mergers and acquisitions
Macquarie	Macquarie Bank Consolidated Group
Macquarie Income Preferred Securities	On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon was paid on 15 April 2005. The issue is reflected in the Bank's financial statements as an outside equity interest of the economic entity, with distributions being recorded to the outside equity interest
Macquarie Income Securities	The Macquarie Income Securities (MIS) are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the Balance Sheet. There are 4 million $100 face value MIS on issue
MAG	Macquarie Airports Group, a private equity airport investment fund
MAp, MAP	Macquarie Airports, a listed Australian fund focused on investment in airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCG	Macquarie Communications Infrastructure Group, a listed Australian fund with investment in communications infrastructure
MCW	Macquarie CountryWide Trust
MCO CR-REIT	Macquarie Central Office Corporate Restructuring REIT
MDT	Macquarie DDR Trust
MEIF	Macquarie European Infrastructure Fund

MGQ	Macquarie Goodman Group
MIC	Macquarie Infrastructure Company
MIIF	Macquaire International Infrastructure Fund
MIG	Macquarie Infrastructure Group
MIPS	Refer Macquarie Income Preferred Securities
MIS	Refer Macquarie Income Securities
MKIF	Macquarie Korea Infrastructure Fund
MLE	Macquarie Leisure Trust Group
MMPR	Macquarie MEAG Prime REIT
MOF	Macquarie Office Trust
MPR	Macquarie ProLogis Trust
Net fee and commission income	Fee and commission income less fee and commission expenses
Net interest income	Interest income less interest expense
Net loan losses	The impact on the Profit & Loss statement of loan amounts provided for or written off during the period, net of the recovery of any such amounts which were previously written off or provided for out of the Profit & Loss statement
Net other income	Other income less other expenses. This captures income that does not fit into one of the other statutory categories, i.e. net interest income, net fee and commission income or trading income
Net Profit Interest	The right to a share of the production or the proceeds from production derived from petroleum and natural gas rights without the obligation to pay any of the costs of exploration and development (similar to an ORRI) whereas ORRI interests are subject to minimal or no deductions, NP interests are subject to additional deductions including royalties, capital and operating costs
Net Tangible Assets per Ordinary Share	(Total equity less Macquarie Income Securities less Minority Interest less the Future Income Tax Benefit plus the Deferred Tax Liability less Intangible assets of businesses held for resale) divided by the number of ordinary shares on issue at the end of the period
NYSE	New York Stock Exchange
NZX	New Zealand Stock Exchange

ORRI	A revenue interest in oil and gas, created out of a working interest. Like the lessor's royalty, it entitles the owner to a share of the proceeds from gross production, free of any operating or production costs
pcp	Prior corresponding period
REIT	Real Estate Investment Trust
Return on equity	The profit after income tax attributable to the Bank's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period
Risk-Weighted Assets	A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy, as outlined in AGN 110.4 (referred to in this Guidance Note as risk-weighted exposures)
SPV	Special Purpose Vehicle
Subordinated debt	Debt issued by the Bank for which agreements between the Bank and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank. They are classified as liabilities in the Balance Sheet and may be included in Tier 2 capital as explained in note 9 in section 3.8

T&C	Treasury and Commodities Group
Tier 1 Capital	A capital measure defined by APRA in paragraphs 4 and 5 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.1, net of any applicable Tier 1 Capital deductions
Tier 1 Capital Deductions	An amount deducted in determining Tier 1 Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Tier 1 Capital Ratio	Tier 1 Capital expressed as a percentage of Risk-Weighted Assets
Tier 2 Capital	A capital measure defined by APRA in paragraphs 6 (Upper Tier 2) and 7 (Lower Tier 2) of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.2
TMB	Thai Military Bank
Total Capital	Tier 1 Capital plus Tier 2 Capital less Total Capital Deductions
Total Capital Deductions	An amount deducted in determining Total Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Total Capital Ratio	Total Capital expressed as a percentage of Risk-Weighted Assets
Trading Income	Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to "trading" in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments
TSX	Toronto Stock Exchange
Upper Tier 2 Capital	Refer Tier 2 Capital

With the exception of 31 March 2005, the financial information presented below has been based on the Australian standards adopted at each reporting date. The financial information for the years ended 31 March 2005 and 31 March 2006 are based on results reported under Australian Standards that are equivalent to International Financial Reporting Standards and their related pronouncements.

	Years Ended 31 March				
	1997	1998	1999	2000	2001
Financial performance ($ million)					
Total income from ordinary activities	530	665	815	1,186	1,472
Total expenses from ordinary activities	392	498	597	885	1,147
Profit from ordinary activities before income tax	138	167	218	301	325
Income tax expense	21	26	53	79	53
Profit from ordinary activities	117	141	165	222	272
Profit attributable to minority interests	—	—	—	—	(1)
Macquarie Income Securities distributions	—	—	—	12	31
Profit from ordinary activities after income tax attributable to ordinary equity holders	117	141	165	210	242
Financial position ($ million)					
Total assets	6,142	7,929	9,456	23,389	27,848
Total liabilities	5,642	7,348	8,805	22,154	26,510
Net assets	500	581	651	1,235	1,338
Risk weighted assets	4,686	4,967	4,987	8,511	9,860
Total loan assets	2,682	3,158	4,002	6,518	7,785
Impaired assets (net of provisions)	46	12	44	23	31
Share information[a]					
Cash dividends per share (cents per share)					
Interim	18	21	30	34	41
Final	25	30	38	52	52
Special	—	—	—	—	—
Total	43	51	68	86	93
Basic earnings per share (cents per share)	74.9	88.1	101.3	124.3	138.9
Share price at end of period ($)[a]	8.50	14.35	19.10	26.40	27.63
Ordinary share capital (million shares)[b]	151.4	157.6	161.1	171.2	175.9
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	1,287	2,262	3,077	4,520	4,860
Ratios					
Return on average ordinary shareholders' funds (%)	25.2	26.1	26.8	28.1	27.1
Payout ratio (%)	60.5	57.9	67.2	70.0	67.5
Tier 1 ratio (%)	12.9	11.7	13.0	14.5	12.9
Capital adequacy ratio (%)	13.2	16.4	17.3	18.4	16.0
Impaired assets as % of loan assets (excluding mortgage securitisation SPV's) (%)	1.7	0.4	1.1	0.3	0.4
Net loan losses as % of loan assets (excluding mortgage securitisation SPV's) (%)	0.0	0.0	0.1	0.1	0.1
Assets under management ($ billion)[f]	16.9	21.4	22.8	26.3	30.9
Staff numbers[c]	1,965	2,474	3,119	4,070	4,467

[a] The Bank's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.
[b] Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.
[c] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).
[d] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8%.
[e] Restated for AIFRS.
[f] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

	Years Ended 31 March				
	2002	2003	2004	2005[e]	**2006**
Financial performance ($ million)					
Total income from ordinary activities	1,600	1,890	2,465	3,752	**4,393**
Total expenses from ordinary activities	1,245	1,430	1,780	2,594	**3,106**
Profit from ordinary activities before income tax	355	460	685	1,158	**1,287**
Income tax expense	76	96	161	288	**290**
Profit from ordinary activities	279	364	524	870	**997**
Profit attributable to minority interests	—	3	3	29	**52**
Macquarie Income Securities distributions	29	28	27	29	**29**
Profit from ordinary activities after income tax attributable to ordinary equity holders	250	333	494	812	**916**
Financial position ($ million)					
Total assets	30,234	32,462	43,771	67,980	**106,211**
Total liabilities	27,817	29,877	40,938	63,555	**100,874**
Net assets	2,417	2,585	2,833	4,425	**5,337**
Risk weighted assets	10,651	10,030	13,361	19,771	**28,751**
Total loan assets	9,209	9,839	10,777	28,425	**34,999**
Impaired assets (net of provisions)	49	16	61	42	**93**
Share information[a]					
Cash dividends per share (cents per share)					
Interim	41	41	52	61	**90**
Final	52	52	70	100	**125**
Special	—	50	—	40	**—**
Total	93	143	122	201	**215**
Basic earnings per share (cents per share)	132.8	164.8	233.0	369.6	**400.3**
Share price at end of period ($)[a]	33.26	24.70	35.80	48.03	**64.68**
Ordinary share capital (million shares)[b]	198.5	204.5	215.9	223.7	**232.4**
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	6,602	5,051	7,729	10,744	**15,032**
Ratios					
Return on average ordinary shareholders' funds (%)	18.7	18.0	22.3	29.8	**26.0**
Payout ratio (%)	73.6	87.4[d]	53.2	53.2	**54.4**
Tier 1 ratio (%)	17.8	19.0	16.2	14.4	**12.4**
Capital adequacy ratio (%)	19.4	21.4	19.9	21.2	**14.1**
Impaired assets as % of loan assets (excluding mortgage securitisation SPV's) (%)	0.5	0.2	0.6	0.3	**0.5**
Net loan losses as % of loan assets (excluding mortgage securitisation SPV's) (%)	0.2	0.0	0.3	0.2	**0.1**
Assets under management ($ billion)	41.3	52.3	62.6	96.7	**140.3**
Staff numbers[c]	4,726	4,839	5,716	6,556	**8,183**

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The Macquarie Bank 2006 annual report is printed on Euro Art, an EMAS accredited paper stock which is totally chlorine free. EMAS is the European Union's regulated environmental management system.

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Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

RECEIVED

2006 MAY 24 A 9:31

FFICE OF INTERNATIONAL CORPORATE FINANCE


DYNO
Dyno

MACQUARIE BANK LIMITED ACN 008 [illegible]

The Macquarie Bank Group's 2006 annual report consists of two documents – the 2006 Annual Review (incorporating the Concise Report) and the 2006 Financial Report. This Annual Review provides an overview of the Groups' operations and a summary of the financial statements. The Financial Report contains the Bank's risk management report and statutory financial statements.

If you would like a copy of the 2006 Financial Report please call us on +61 2 8232 5006 or visit www.macquarie.com.au/shareholdercentre

Cover: Dyno Nobel

In September 2005, Macquarie Bank led a consortium to acquire the international explosives company, Dyno Nobel, for $US1.7 billion.

On acquisition the company was split into two entities, with the Latin American, Asian, European, Middle Eastern and African businesses sold to long standing Macquarie client, Orica.

The Australian and North American businesses were retained by the consortium then successfully listed on the Australian Stock Exchange in April 2006.

Transactions such as Dyno Nobel demonstrate Macquarie's trademark innovative approach as well as the Bank's ability to work with and invest alongside clients to help them achieve strategic objectives.

2006 Annual General Meeting

Macquarie Bank's 2006 Annual General Meeting will be held at 11.00 am on Thursday, 20 July 2006 at the Westin Sydney, in the Grand Ballroom, Lower Level, No. 1 Martin Place, Sydney.

Details of the business of the meeting will be contained in the separate Notice of Annual General Meeting to be sent to securityholders.

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

Macquarie Bank 2006 Annual Review

- 48 per cent of our operating income is now derived from international markets.
- We have almost 8,200 staff, up 25 per cent from March 2005, including 5,666 Australian-based staff and 2,517 international staff.
- Total Shareholder Return for the period since the Bank's listing in July 1996 until 31 March 2006 exceeds 1,340 per cent.

Macquarie Bank evolved from Hill Samuel Australia Limited, which was established in 1969 as a subsidiary of the UK merchant bank, Hill Samuel & Co. In 1985 a banking licence was acquired and operations began under the name Macquarie Bank.

Who we are

Macquarie listed on the Australian Stock Exchange (ASX) in July 1996, with a market capitalisation of approximately $A1.0 billion.

Our market capitalisation is approximately $A15.0 billion (at 31 March 2006) and we employ almost 8,200 people in 24 countries (locations below) offering a full range of investment, financial market and advisory products and services.



Dublin
London
Amsterdam
Frankfurt
Paris
Zurich
Munich
Geneva
Vienna
Milan
Rome
Beijing
Tianjin
Seoul
Tokyo
Shanghai
Abu Dhabi
Taipei
Hsinchu
Hong Kong
Mumbai
Manila
Bangkok
Kuala Lumpur
Singapore
Labuan
Jakarta
Johannesburg
Noosa
Brisbane
Broadbeach
Perth
Moree
Newcastle
Cape Town
Adelaide
Sydney
Canberra
Melbourne

Our strategy is to expand selectively, seeking only to enter markets where our particular skills and expertise deliver real advantage to clients. This approach allows the flexibility to enter new sectors and regions as opportunities arise and to respond to the specialist requirements of individual markets. As a result, we have established leading positions in a diverse range of markets.

In Australia and New Zealand we are a pre-eminent provider of diversified investment banking and financial services.

In Asia we offer a full range of investment, financial market and advisory products and services.

In Europe, the Middle East, Africa and the Americas we focus on select markets where we can add real value.

Macquarie's success is driven by entrepreneurial energy, our people and a robust risk management framework.

We structure our business into six operating Groups with a non-hierarchical management style providing individual businesses with operating freedom within risk limits. This strategy is known as 'freedom within boundaries'.

Vancouver
Seattle
Toronto
Chicago
Boston
New York
San Francisco
San Jose
Memphis
Los Angeles
Charleston
San Diego
Houston
Jacksonville
Jupiter*
Miami
São Paulo
Auckland
Wellington
Christchurch

Macquarie Bank staff locations at 31 March 2006
Not to scale
* Medallist Developments (JV) office – staff not included in headcount

Macquarie Bank's profit after tax from ordinary activities (attributable to ordinary equity holders) increased 13 per cent to $A916 million.

Highlights

Removing the significant AIFRS[1] impacts, the profit after tax from ordinary activities would have been $A972 million, an increase of 33 per cent on the prior year excluding the one-off profit on formation of Macquarie Goodman Group (MGQ).

Operating income increased 17 per cent to $A4,393 million.

- Earnings per share increased 8 per cent to $A4.00 per share.
- Total ordinary dividends for the year were $A2.15 per share, with the interim dividend franked to 90 per cent and final dividend franked to 100 per cent.
- Return on average ordinary shareholders' funds was 26.0 per cent.
- International income contributed 48 per cent of the Bank's operating income (excluding earnings on capital).
- Total assets under management increased 45 per cent to $A140 billion.
- Total assets grew by 56 per cent to $A106 billion.
- Total capital adequacy ratio of 14.1 per cent.

Consolidated profit
Year ended 31 March

	2006 $m	2005 $m	% Change
Total income	4,393	3,752	17
Total expenses	(3,106)	(2,594)	20
Profit before income tax	1,287	1,158	11
Income tax expense	(290)	(288)	1
Profit from ordinary activities after income tax	997	870	15
Minority interests	(52)	(29)	79
Distribution on Macquarie Income Securities	(29)	(29)	–
Profit after income tax attributable to ordinary equity holders	916	812	13

[1] Australian standards equivalent to International Financial Reporting Standards (AIFRS).

Throughout this report, comparatives for 31 March 2005 have been restated in accordance with Australian standards equivalent to International Financial Reporting Standards (AIFRS).

Reported net profit after tax attributable to ordinary equity holders[2]

$A million

Gain on formation of Macquarie Goodman Group (MGQ) □



1000
900
800
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

[2] 2005 profit has been restated in accordance with AIFRS

Domestic and international income
Total operating income (excluding earnings on capital)

$A billion

International □ Domestic □



4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Basic earnings per share (EPS) performance

A cents

EPS attributable to gain on formation of MGQ □



450
400
350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Dividends per share

A cents

Interim □ Final □ Special □



240
210
180
150
120
90
60
30
0
1996[3]
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

[3] Adjusted for June 1996 bonus issue

This year we are reporting our 14th consecutive year of record profit. These results are made possible because of the quality of our staff and by taking a broader view of the markets in which we operate.

Chairman's and Managing Director's Report

We have expanded the Bank's operations, geographic footprint and capabilities to provide a diverse range of financial services.

This willingness to selectively enter new markets, to invest alongside clients and to take long-term stakes in investments, delivers excellent results for our shareholders, business partners and clients.

- Consolidated after-tax profit attributable to ordinary equity holders increased 13 per cent to $A916 million from $A812 million for the year ended 31 March 2006 (33 per cent increase excluding AIFRS and MGQ impacts.)
- Earnings per share increased 8 per cent to $A4.00 from $A3.70.
- Total operating income increased 17 per cent to $A4,393 billion from $A3,752 billion.
- Trading, fee and commission, and interest income were all up on the previous year.
- Fee and commission income contributed approximately 56 per cent of income and rose 34 per cent on the prior year.


International income by region
(excluding earnings on capital)
$A million
Africa Americas Asia Europe New Zealand
2500
2000
1500
1000
500
0
2000
2001
2002
2003
2004
2005
2006


Staff numbers
International Australia
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Consolidated after-tax profit for the Macquarie Bank Group (the Bank or Macquarie) was $A916 million, an increase of 13 per cent from $A812 million in the previous year (which included the profit from the formation of Macquarie Goodman Group (MGQ)). Our earnings per share were $A4.00, an increase of 8 per cent from $A3.70.

By adjusting the 2006 result to remove significant AIFRS[1] impacts, the result under previous AGAAP[2] would have been approximately $A972 million, 18 per cent higher than the prior year's AGAAP reported result of $A823 million and 33 per cent higher when excluding the $A91 million profit on formation of MGQ.

Dividends

The Board was pleased to announce a fully franked final dividend of $A1.25 per ordinary share.

This brings total ordinary dividends for the year to $A2.15 per share, compared to $A1.61 per share in 2005, representing an increase of 34 per cent over the prior year and a payout ratio of 54.4 per cent.

The Board has re-introduced a 2.5 per cent discount for the Dividend Reinvestment Plan, with effect from the 2006 final dividend.

Our target payout ratio each year remains in the range of 50 to 60 per cent of net earnings. We expect future dividends will be fully franked for the next 18–24 months and thereafter at least 80 per cent franked, subject to the future composition of income.

Result overview

Total operating income for the year rose to $A4.4 billion, an increase of 17 per cent from $A3.8 billion. Trading, fee and commission, and interest income were all up on the prior year. Fee and commission income contributed approximately 56 per cent of our total income, a rise of 34 per cent on 2005.

All six of our operating Groups performed strongly with all results up on 2005, excluding the profit from MGQ last year. The graph below shows the relative contributions to profit by each Group. Operating Group performances are discussed in more detail in their relevant sections (pages 10–23).

The total value of assets under our management grew 45 per cent to $A140 billion over the period, with the specialist funds, including the property and infrastructure funds, increasing 61 per cent to $A88 billion, up from $A54 billion in 2005.

The expense to income ratio increased from 69.1 per cent to 70.7 per cent, noting that the prior year included the profit from the formation of MGQ.

The year was also characterised by substantial international growth. We now have 2,517 international staff, an increase of 44 per cent on the prior year (compared to the growth in our overall staff numbers of 25 per cent). Our international colleagues now account for 31 per cent of all staff.

International income increased by 59 per cent to $A2.0 billion and now accounts for 48 per cent of total revenue.

Operating conditions

The business climate for investment banking was generally good, with no major changes in key economic factors.

Australian and international equity market conditions were strong throughout the year, resulting in significant advisory and equity capital markets dealflow and very strong performances by the Australian and Asian broking businesses.

[1] Australian standards equivalent to International Financial Reporting Standards.
[2] Australian Generally Accepted Accounting Principles.

In Australia, for example, we maintained our leading market positions, ranking No.1 in Australian equity raised and No.1 in completed mergers and acquisitions (M&A) (Thomson Financial) in calendar year 2005.

However, some markets, particularly Hong Kong, experienced more subdued conditions in the second half of the year, which impacted the performance of our Equity Markets Group.

Strong demand for commodities and structured commodities products provided good conditions for the treasury and commodities businesses.

Specialist funds

Activity in our specialist funds remained strong with the assets in these funds performing well.

Total returns for investors in Macquarie's listed specialist funds, both in Australia and internationally, from inception in December 1995 to 31 March 2006 were over 450 per cent.

A significant portion of assets in the funds are now international: 72 per cent of the property assets and 73 per cent of the infrastructure assets. As foreshadowed last November, we did not receive any substantial performance fees from listed specialist funds in the second half of the year due to short-term underperformance of the funds relative to their benchmarks.

Key business developments

Strong growth was experienced by all Groups and in all regions.

Australia/New Zealand

We maintained our leading market positions in Australia and New Zealand with Macquarie ranked No.1 broker in 2005 by ASX market share. The Macquarie Wrap and Cash Management Trust and businesses such as mortgages and margin and protected lending experienced strong growth in volumes. Retail client numbers exceeded 645,000.

There were a number of key transactions during the year, including the initial public offerings (IPOs) of Macquarie Media Group and Macquarie Capital Alliance Group.

Growth in relative Group contribution to profit[3]
Index of 100 in year ended 31 March 2005

140
120
100
80
60
40
20
0
2005
2006

Relative Group contribution to profit[3]

	2006	2005
Corporate Finance (including Investment Banking Funds (IBF))	40%	38%
Macquarie Securities	11%	7%
Financial Products	4%	4%
Macquarie Capital	3%	2%
Total Investment Banking	**58%**	51%
Treasury and Commodities	16%	13%
Equity Markets	11%	9%
Banking and Property[4]	9%	22%
Financial Services	4%	4%
Funds Management	2%	1%

[3] Percentage contribution derived from management accounts based on figures excluding earnings on capital before profit share and income tax.
[4] Banking and Property Group's 2005 contribution included the profit from the formation of MGQ.

Asia

Our businesses in Asia consolidated their positions across the region, leveraging the platform established by the acquisition of ING's Asian cash equities business in 2004.

A number of major transactions were completed during the year, including Macquarie MEAG Prime REIT's $S990 million listing on the Singapore Stock Exchange (SGX), the $S803 million IPO of Macquarie International Infrastructure Fund on the SGX and the KRW1,026 billion IPO and dual listing of Macquarie Korea Infrastructure Fund (MKIF) on the Korean Stock Exchange (KRX) and London Stock Exchange (LSE).

We also established a securities brokerage and corporate finance business in Mumbai, India and a stockbroking joint venture with TMB Bank in Thailand.

Europe, Africa and the Middle East

There were a number of large transactions during the year including the $US1.7 billion acquisition by a Macquarie-led consortium of Norwegian-headquartered commercial explosives company Dyno Nobel. In a follow-on transaction, part of Dyno Nobel's international assets were subsequently sold to Orica, whilst the Australian and US assets of Dyno Nobel were listed on the Australian Stock Exchange (ASX) after year end, in April 2006.

During the year, we established a joint venture with UK-based office park developer Akeler and treasury and commodities and investment banking joint ventures with Abu Dhabi Commercial Bank. We also expanded our Italian mortgages business to include a new office in Rome.

The Americas

Our activities in the US increased substantially with a number of initiatives. Highlights include the acquisition of Los Angeles-based Cook Inlet Energy Supply, an energy marketing and trading company with more than 60 staff, and the $US425 million IPO of the Macquarie Global Infrastructure Total Return Fund on the New York Stock Exchange.

Some US assets purchased by Macquarie and the specialist funds during the year included Smarte Carte, an airport baggage cart, locker and stroller business; Icon Parking, a Manhattan car parking business and the Indiana Toll road (acquired by MIG).

Long-term performance and strategy

We continue to generate substantial profits and dividends for our shareholders. This record of consistent, strong growth is reflected in Macquarie's long-term share price rise and returns to shareholders.

As illustrated in the graph below, since listing our shares in July 1996 we have delivered a return to shareholders of over 1,340 per cent (to 31 March 2006). The average total shareholder return of the other companies making up the ASX's Top 50 (at the time of our listing) was 221 per cent over the same period[1].

This return to shareholders reflects our business strategy of remaining focused on adding significant value for our stakeholders.

In Australia, we provide a full range of financial services and products. Internationally, our strategy is to expand selectively, seeking only to enter markets where our particular skills and expertise deliver real advantage to clients. This approach is documented on pages 2–3.

[1] Total shareholder return measures the change in share value over a specified period, assuming that all dividends are reinvested and accounting for all corporate actions.

Macquarie total shareholder return versus the All Ordinaries Accumulation Index

Macquarie Bank total shareholder return

All Ordinaries Accumulation Index[2]


1800
1600
1400
1200
1000
800
600
400
200
0
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006

Indexed to 100 on 29 July 1996

[2] Based on the S&P/ASX500 Accumulation Index from 31 March 2000, prior to this based on the All Ordinaries Accumulation Index.

Our people
We identify, encourage and reward achievement everywhere in the organisation.

If businesses succeed, the staff in those businesses, along with shareholders, benefit through appropriate reward structures.

We have maintained a consistent approach to remuneration, with only incremental variations over time. The overarching goal of our remuneration structure is to drive shareholder returns over the short and longer term by aligning the interests of staff and shareholders and attracting and retaining high quality staff. The principles underpinning these objectives contribute to the generation of strong long-term performance and long-term commitment from management and staff.

The components of the Bank's remuneration arrangements support these principles, achieving alignment by emphasising performance-based remuneration through the incorporation of both net profit after tax and return on equity in these remuneration components. Also, as we diversify, we increasingly compete to attract and retain people in the global labour market.

Our remuneration policies and practices are explained in greater detail in the Remuneration Report in the Directors' Report later in this document.

We would like to thank all of our staff for the excellent results achieved this year.

Australian standards equivalent to International Financial Reporting Standards (AIFRS)

Macquarie was required to adopt AIFRS for the first time for the March 2006 Financial Report. Throughout this report, comparatives for 31 March 2005 have been restated in accordance with AIFRS, with the exception of AASB 132 – Financial Instruments: Disclosure and Presentation, and AASB 139 – Financial Instruments: Recognition and Measurement, which management elected to apply from 1 April 2005.

Capital

Macquarie's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised fund and offshore expansion, whilst maintaining counterparty and client confidence.

The Tier 1 Capital ratio of 12.4 per cent at 31 March 2006 maintains a buffer in excess of the Group's minimum acceptable ratios.

During the year, the Bank worked towards compliance with the requirements of the Basel II capital management framework. This framework aims for more risk-sensitive capital requirements that are based on a bank's own assessment of its risks. Macquarie is seeking accreditation from the Australian Prudential Regulation Authority (APRA) to adopt the advanced approaches, which require a more sophisticated level of risk management and risk measurement practices.

Board
Independent Director, Barrie Martin, has informed the Board of Voting Directors (the Board) of his intention to retire at the conclusion of this year's Annual General Meeting on 20 July 2006. The Directors, on behalf of shareholders, and everyone at Macquarie thank him for his valuable contribution to the Board since he joined in 1993.

Vale

It was with great regret that the Bank learned of the death of the founding Managing Director of Hill Samuel Australia (HSA), Christopher Castleman, in April 2006. As noted on page two, Macquarie Bank takes its origins from HSA, which was established in Australia in 1969 and began operations in 1970.

The success of the Bank is due in no small measure to the foundations that Christopher Castleman and his colleagues established. He had a long and distinguished career in finance around the world.

Outlook

We have had a very good start to the financial year ending 31 March 2007. Subject to prevailing market conditions continuing, we expect a strong IPO and M&A pipeline and good growth in the specialist funds. We expect the trading businesses to benefit from geographic and product expansion and from continued good equity broking volumes.

The Bank expects to maintain leading market positions in Australia and focused positions in international markets. We will continue the roll-out of investment banking services in Asia. International income will continue to make an increasingly important contribution.

We expect to benefit from recent staff growth and note that this growth will continue, with an emphasis on international.

Swing factors will include the performance of specialist funds, asset realisations and general market conditions.

The outlooks for each of the Bank's operating Groups are documented on pages 10–23.

Medium term outlook

Over the medium term we continue to be well placed due to our good businesses, the benefits gained from major strategic growth initiatives, our committed quality staff, effective prudential controls, continued strong global investor demand for quality assets and growth in the capital base. If market conditions do not deteriorate materially, we expect continued good growth in revenue and earnings across most of our businesses, especially the international businesses.

Investment Banking Group had another excellent year, reporting an increased contribution, strong deal flow and continued operational expansion.

The Group now has $A36.6 billion in equity under management, specialist funds in most of the major capital markets and leading market positions in a number of established businesses.

The Investment Banking Group's international expansion continued. International income now represents 60 per cent of total income.


58%

Investment Banking Group contribution to profit

Investment Banking Group (IBG) achieved an excellent result with a contribution 30 per cent up on 2005[1].

Corporate Finance

Strong equity market conditions during the year resulted in significant deal flow across the regions with the advisory and equity capital markets (ECM) businesses continuing to perform strongly across most industry sectors.

We maintained our leading market positions with Macquarie achieving No.1 rankings in Australia for completed mergers and acquisitions and Australian equity raised (Thomson Financial), as well as the No.1 ranking in Asia-Pacific for completed project finance mandates (Project Finance International).

Growth in the investment banking funds (IBF) business, formerly infrastructure and specialised funds (ISF), continues to be an important global focus for us. Our funds have returned a compound annual rate of 20.1 per cent[2] for investors since inception.

IBF equity under management grew by 32 per cent[3] to $A34.4 billion from $A26.0 billion for the year. This was primarily due to the establishment of five new funds and the IPO of a previously unlisted fund:

- Macquarie Capital Alliance Group (MCAG), a fund with a broad investment mandate (excluding property) which listed on the ASX in April 2005.
- Macquarie International Infrastructure Fund (MIIF), a fund investing directly and indirectly in a diversified portfolio of global infrastructure assets which listed on the SGX in May 2005.
- Macquarie Media Group™ (MMG), a fund investing in media assets globally which listed on the ASX in November 2005.
- Macquarie Korea Infrastructure Fund (MKIF), a fund investing predominantly in South Korean toll roads and tunnels, listed on the KRX and LSE in March 2006. MKIF is jointly managed with Shinhan Bank.
- Macquarie Korea Opportunities Fund (MKOF), an unlisted fund in Korea investing in Korean infrastructure and other specialised assets.
- Global Star, an unlisted Korean private equity fund, jointly managed with Ilshin Investment Company.

[1] Adjusted to exclude significant effects of AIFRS.

[2] Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for IBF's funds since inception to 31 March 2006 (listed funds at 31 March 2006, unlisted funds as at 31 December 2005). Calculated on an AUD basis. All cashflows converted at historic rates.

[3] For listed funds – market capitalisation as at 31 March 2006 plus fully underwritten or committed future capital raisings. Invested and committed capital for unlisted funds. Invested capital for mandated assets (including third party investors in consortia which are led by Macquarie managed funds), MBL direct holdings and other funds. Jointly managed funds (SAIF, AIIF, DUET, MKIF, Global Star) included at 50 per cent of invested capital. Invested capital comprises actual capital drawn from investors, net of asset realisations returned to investors, plus firm investment commitments which will require a future call on investors. Exchange rates as at 31 March 2006.



Asset acquisitions

Quality assets are continually sought by the funds to enhance investor value. In Australia and New Zealand, Macquarie and/or Macquarie managed specialist funds acquired five retirement care/aged care facilities. In Asia, four roads and a subway in Korea, a road in Japan, a sea cargo port in China, broadcast communications companies in Taiwan and Korea and two energy companies in Korea, were acquired.

In North America, acquisitions included two roads, an off-airport parking business, an airport services business, a gas company and a water utility company in the US, and two roads and three health and aged care facilities in Canada.

In Europe, acquisitions included an airport in Denmark, a toll road network in France, a tank storage business in Germany, a gas and electricity network in the Netherlands, directories businesses across eight European countries, headquartered in the Netherlands, and a greenfield sea cargo port in Poland. In the UK, two ferry services, a gas and electricity distribution business and a media services/broadcast playout provider were acquired.

Macquarie Securities

Our Australian and Asian institutional stockbroking business achieved an outstanding result. In Australia, strong equity markets and increased market share resulted in improved secondary market revenues. ECM deal flow remained steady although revenue was slightly down on last year. Our New Zealand market share improved significantly during the year.

Copenhagen Airport, the gateway to Scandinavia, was recently voted equal "Best Airport in Europe" for the fifth consecutive year by AETRA and Global Airport Monitor.

Macquarie Airports (MAp) secured its position as the majority shareholder in the airport, Scandinavia's largest, in December 2005. MAp now has a 53.4 per cent interest in Copenhagen Airports.

Copenhagen Airports is now MAp's third largest asset (at 31 March 2006), accounting for approximately 14 per cent of MAp's investment portfolio.

Photo: Arne V. Petersen, Copenhagen Airports A/S







The Westlink M7, opened in December 2005, approximately eight months ahead of schedule, is a 40km motorway in western Sydney, linking the M2 at Baulkham Hills, the M4 at Eastern Creek and the M5 at Prestons.

It forms an important part of Sydney's orbital motorway network, linking major employment, industrial and residential areas of western Sydney. The Greater Western Sydney Economic Development Board estimates that Westlink M7 will generate $A3 billion in additional economic development and 24,000 new jobs in the next three years.

Macquarie Infrastructure Group holds a 45 per cent interest in Westlink M7.

Photos: Kraig Carlstrom

Macquarie Securities Asia continues to perform well ahead of expectations with its results now equal to the Australian business. There were outstanding gains in secondary market revenues as a result of strong equity market conditions and increased market share. ECM revenues for the region were well up on last year.

The highlights for the year include starting our stockbroking operations in Malaysia and India and the establishment of the joint venture with TMB Bank, TMB Macquarie Securities, in Thailand.

Financial Products

Financial Products achieved a strong result due to the continued expansion of international activities and growth in the size and range of retail products.

Ongoing initiatives include the establishment of an international distribution network for the funds and financial products generated within IBG and affiliated managers, as well as the launch of further infrastructure related products into retail and high net worth markets.

Macquarie Capital

A very strong result was achieved with lending and asset-based leasing volumes up 15 per cent to $A4.5 billion from $A3.9 billion. In addition to the strong contribution from existing leasing and lending activities, leasing initiatives in electronics, engines and meters are developing well, while international expansion continues.

Outlook

We expect to maintain our leading advisory, ECM and stockbroking domestic market positions and we will continue to pursue international growth across all businesses including opportunities for new funds in Europe, North America and the Middle East.

The Group is currently experiencing strong business activity and anticipates an increase in revenue and profit over the medium term, providing there is no material change in market conditions.

Highlights since 31 March 2005 include:

- Macquarie's role as Global Co-ordinator and Joint Lead Manager on the successful $A1.91 billion IPO of explosives manufacturer, Dyno Nobel
- Establishment of a new North American diversified unlisted fund focusing on infrastructure and infrastructure-like investments in the US and Canada, Macquarie Infrastructure Partners (MIP)
- Establishment of a new European diversified unlisted fund focusing on infrastructure investments in Europe, Macquarie European Infrastructure Fund II (MEIF II)
- Established in April 2006, the ZonesCorp Infrastructure Fund is an unlisted infrastructure investment vehicle focused primarily on Zones Corp. projects in Abu Dhabi
- Announcement in April 2006 of a joint venture in Japan with Shinsei Bank Limited. The joint venture will focus on advisory services in relation to the acquisition and management of telecommunications, media and transportation assets in Japan.

The table opposite shows key transactions during the year.

Region	Description
Australia/New Zealand	Adviser to Transurban on the $A1.8 billion takeover of Hills Motorway Group
	Adviser to The Australian Gas Light Company (AGL) on the $A1.42 billion acquisition of Southern Hydro's renewable assets portfolio
	Adviser to the Macquarie Bank-led consortium on the $US1.7 billion acquisition of Dyno Nobel and the subsequent on-sale of Dyno Nobel's Latin American, European, African and Asian businesses to Orica Limited for $US685 million*
	Adviser to the Westlink Motorway Group on the renegotiation of its $A1.25 billion debt facilities
	Adviser to the sponsors, joint lead manager and underwriter on the $A340 million Royal Women's Hospital Public Private Partnership (PPP) project in Victoria
	Global bookrunner and joint lead manager on the $A2.1 billion IPO of Goodman Fielder Limited
	Joint adviser to Centennial Coal on the $A470 million takeover of Austral Coal
	Adviser to Transpacific Industries Group on its $A769 million proposal to merge with Waste Management New Zealand*
Asia	Adviser to the project sponsors, equity and debt arranger on the $A441 million (KRW 344 billion) greenfield financing of the Incheon Bridge Project in South Korea
	Adviser to Integrated Microelectronics Inc. on its $A158 million ($S201 million) acquisition of Speedy-Tech Electronics Limited in Singapore
	Sole global co-ordinator on the $A642 million ($S809 million) IPO of Macquarie International Infrastructure Fund in Singapore
	Adviser to the project sponsors on the $A505 million (RM1.37 billion) greenfield financing of the Senai-Pasir Gudang-Desaru Expressway in Malaysia
	Adviser to the Macquarie Media Group-led consortium on the $A1.20 billion acquisition of Taiwan Broadband Communications*
	Sole global co-ordinator on the $A477 million ($S616 million) IPO of Macquarie MEAG Prime REIT in Singapore
The Americas	Adviser to MIG on its bid with partner, Cintra Concesiones de Infraestructuras de Transporte, S.A. to acquire the $A5.12 billion ($US3.85 billion) Indiana Toll Road*
	Adviser to Macquarie Essential Assets Partnership on the $A638 million ($C605 million) Sea-to-Sky Highway improvement project in Vancouver
	Adviser to MIG on the $A823 million ($US617 million) investment in the Dulles Greenway toll road
	Adviser to Guinor Gold Corporation on it's $A442 million ($US332 million) takeover by Crew Gold
	Adviser to Macquarie Infrastructure Company on the $A317 million ($US238 million) pending acquisition of The Gas Company in Hawaii*
	Adviser to Western Silver Corporation on the $A1.4 billion ($C1.2 billion) agreement by Glamis Gold to acquire the outstanding shares in Western Silver*
	Adviser to the Macquarie Bank-led consortium on the $A1.16 billion ($US860 million) agreement to acquire Aquarion Company*
UK/Europe, Africa and the Middle East	Adviser to Macquarie Airports on the $A2.76 billion (DKK 8.22 billion) public market acquisition of Copenhagen Airport A/S in Denmark
	Adviser to the Eiffage SA-led consortium on the $A11.3 billion (€7.1 billion) acquisition of the Autoroutes Paris-Rhin-Rhône motorway in France
	Adviser to the Challenger Infrastructure Fund-led consortium on the $A1.2 billion (£465 million) acquisition of Inexus Group in the UK
	Adviser to the project sponsors on the $A824 million (£337 million) Newcastle Hospitals PPP project in the UK
	Adviser to the European Directories S.A. consortium on the $A1.04 billion (€650 million) acquisition of the TDC Directories businesses in Europe

* Not completed at 31 March 2006.

Treasury and Commodities Group
Chairman's and Managing Director's Report

The Group expects to maintain good domestic market positions and will continue to expand international operations as opportunities are identified.

Treasury and Commodities Group experienced a very strong year with profit up 36 per cent.


16%

Treasury and Commodities Group contribution to profit

Treasury and Commodities Group's (TCG) profit contribution was 36 per cent higher than the strong 2005 result.

Metals and Energy Capital
This Division offers price-making, derivative trading and financing in base and precious metals and other selected commodities as well as financing to the oil and gas sector. Its contribution was very strongly up on 2005.

Significant growth continued in the oil and gas financing business and a number of energy and mining investments were realised during the year. Base metals trading and project finance were again strong contributors to the result.

Foreign Exchange
This Division provides services across all currency pairs and structured term hedging currency solutions for Australian and international clients. The profit contribution was well up on a strong 2005 result, reflecting good volatility across most currency pairs, significantly higher turnover and strong growth in the internet delivery businesses.

Commodity Markets Division
During the year, Agricultural Commodities and Energy Markets merged to form the Commodity Markets Division (CMD). CMD provides a broad range of price risk management, structured financing, commodity investor products and selected physical commodity solutions across the global agricultural and energy industries.

The contribution from CMD significantly increased from 2005, reflecting higher volatility and increased client hedging. Additionally, the US physical gas business acquired during the year, Macquarie Cook Energy, performed well and the commodity investor products business grew strongly, assisted by increased investor interest.

Debt Markets
This Division originates, arranges and places debt for clients and is active in primary and secondary trading markets for government, inflation-linked, corporate, global and asset-backed securities. It provides credit and interest rate risk management solutions through structured securities and derivatives.

This Division's profit was significantly up on 2005. Increased levels of local and international client corporate activity, project based debt arrangement, increased domestic issuance of Australian based asset-backed securities and successful trading activities all contributed.

Treasury
This Division is responsible for management of the Macquarie Bank Group's balance sheet, liquidity and interest rate exposure. Treasury's result was a strong increase on 2005, reflecting successful management of the multi-currency interest rate risk of the Bank's balance sheet.

Treasury continued to successfully diversify the Bank's funding sources, including an increased focus on the US market.



Futures

The Division provides a full range of broking and clearing services for Australian and international exchange traded derivatives markets. The profit contribution from Futures was up on the prior year due to increased turnover.

Outlook

The future performance of TCG is dependent on the operating environment, particularly market conditions. Satisfactory volumes are expected to continue and most markets are expected to remain volatile.

Further oil and gas realisations are expected, with size and timing dependent upon market conditions.

The Group expects to maintain strong market positions in Australia and will continue to selectively expand international operations as opportunities are identified. Subject to market conditions continuing, the Group expects a similar performance for the 2007 financial year as achieved in the 2006 financial year.

Macquarie Cook Energy (formerly Cook Inlet Energy Supply) is a Los Angeles-based energy marketing and trading company.

Acquired by Macquarie Bank Group in November 2005, Macquarie Cook Energy provides physical natural gas trading, transportation and storage services (through facilities like those pictured above) to North American natural gas producers, utilities, wholesalers and industrial end-users.

The acquisition is a significant strategic step for Macquarie's North American commodity markets business, adding a major platform of physical trading expertise to existing financial and structured energy markets activities.

Region	Highlights/Major activity
Australia/New Zealand	Debt Markets arranged the capital markets debt, including the largest inflation indexed tranche issued for a PPP in social infrastructure provision (the Royal Women's Hospital in Victoria)
Asia	Futures expansion to Hong Kong and Tokyo
	Cotton expansion to China
The Americas	Acquisition of Macquarie Cook Energy (previously Cook Inlet) physical gas marketing and trading business
	Metals & Energy Capital opened Vancouver office
	Established commodity margin lending business
UK/Europe, Africa and the Middle East	Establishment of Abu Dhabi Commercial Bank joint venture
	Shareholder and key supporter of Redback Mining's Chirano project in Ghana

Equity Markets Group's result included an exceptional first half, supported by excellent trading conditions locally and internationally. The group expanded its product offering and entered select new offshore markets.

Equity Markets Group

Chairman's and Managing Director's Report

With a more diverse product range and expanded offshore operations, the Group is well placed to respond to changing market conditions.

Equity Markets Group recorded its third successive record result.


11%

Equity Markets Group contribution to profit

Equity Markets Group (EMG) achieved another record contribution, 50 per cent up on 2005. It experienced extremely favourable trading conditions in the first half of the year, with two thirds of the Group's contribution made in the first half. A deterioration in business conditions was experienced in the second half.

The Australian business continued to perform well with strong market positions maintained in key products and through new product launches during the year.

The hedge funds business, operating under the Newton and Equinox brands, achieved excellent returns from its managed funds and continues to grow funds under management.

International

Internationally, EMG continued the focus on Asian markets, offering products over Hong Kong, Korean, Japanese, Taiwanese, Indian and Singaporean equities. The Group commenced issuing warrants in the Singaporean market during the 2005 financial year and is now one of the top issuers of this product.

Asia remains the largest contributor in income with increases from markets in Japan, Korea and Singapore, more than offsetting the lower contribution from Hong Kong.

EMG now conducts business in Japanese equities in its own right, following the decision to end the business alliance with Mizuho Securities in Japan on 30 September 2005. Our business alliances with Nedbank in South Africa and Woori Bank in Korea continued to perform well during the year.

The Brazilian equity derivatives business was well ahead of 2005, expanding its product range and becoming a leading market maker in single stock equity options.

The contribution from sales of equity derivatives linked to US and European equities was ahead of 2005, following the establishment of a desk in New York during the year.

As previously advised to shareholders, the Head of EMG, Ottmar Weiss, retired as Group Head with effect from 30 September 2005 and retired as an Executive Director on 31 March 2006. He was replaced by Kim Burke, who previously led the Group's Asian operations. Mr Weiss continues to work with EMG as a Non Executive Director of the Group's funds management entities.


NEW YORK
LONDON
JAKARTA
BANGKOK
HONG KONG
SINGAPORE







Outlook

EMG has developed a more diversified business and is well placed to respond to changing market conditions. EMG will continue to focus on Asia and expand product issuance across the region. We expect broadly favourable market conditions to continue, however, as always, the Group is not immune to a sustained downturn in global equity market volumes.

Internationally, Equity Markets Group continued its focus on Asian markets, offering products over Hong Kong, Korean, Japanese, Taiwanese, Indian and Singaporean equities.

Asia remains the largest contributor to the Group's profit, with strong performances from Japan, Korea and Singapore during the year.

Photos: Colin Beere

Region	Highlights/Major activity
Australia/New Zealand	Strong market positions in key products
	Excellent returns from the hedge funds business
Asia	One of the top issuers of equity-linked products in the region
The Americas	Established a desk in New York to enhance US and European trading operations
UK/Europe, Africa and the Middle East	Sales of equity-linked products across Europe

Assets under management by Banking and Property Group increased by 36 per cent, as the Group entered the European real estate market and achieved good growth from existing businesses in the UK, US and Asia. Selected international expansion has been achieved through joint ventures, acquisition of assets and organic growth.

Banking and Property Group
Chairman's and Managing Director's Report

With all Divisions experiencing strong deal flows, the Group is well placed to take advantage of international and domestic opportunities.

Banking and Property achieved another strong result for the year.


9%

Banking and Property Group contribution to profit

Banking and Property Group (BPG) achieved an 11 per cent increase in profit contribution on 2005, excluding the $A91 million net profit on formation of Macquarie Goodman Group. The newly restructured Divisions of Real Estate and Banking and Securitisation increased their contributions over 2005.

We continue to focus internationally with businesses in Italy, the United Kingdom, the US, Japan, Korea and Hong Kong all generating good growth during the year.

Real Estate (formerly the Property Divisions)
The assets under management (including associates)[1], managed by our Real Estate business, increased 36 per cent to $A28.1 billion from $A20.7 billion.

The year saw the listing of a real estate investment trust (REIT) in Singapore, the formation of a joint venture with Macquarie Goodman in Hong Kong, a number of acquisitions by existing funds in the US and a strategic move into UK/Europe by the Group's real estate finance and investment banking businesses.

Macquarie Real Estate is focused on potential opportunities arising as a result of foreshadowed regulatory changes in Europe.

Macquarie Leisure and the Macquarie Goodman Group were respectively the number two and number five best performing Australian ASX300 listed property trusts for the year. Continued strong gains have also been achieved from Macquarie's investment in Macquarie Goodman.

Banking and Securitisation (merger of Banking with Mortgages and Securitisation Divisions)
An excellent result was driven by a strong domestic lending environment and growing market share in key segments.

The Mortgages business now operates in three countries; Australia, Italy and the US.

In Australia, the loan book experienced strong growth, increasing 26 per cent to $A18.2 billion from $A14.5 billion. This Division was appointed exclusive funder for Virgin Money Home Loans and primary funder for the Aussie Home Loans business. In Italy, our mortgage business, which started in July 2005, achieved loan origination volume in line with business expectations. In the US, loan volumes were subdued in a challenging interest rate environment. Our business continues to expand across the US and we are exploring new products and distribution channels.

We increased our share of the margin lending market to 16 per cent. The total loan portfolio now exceeds $A3.3 billion and is growing at more than double the industry average.

We continued the development of consumer lending products, leveraging existing client relationships and distribution channels.

[1] Represents total assets under management of funds where Macquarie controls or significantly influences the fund manager, including 100 per cent of MGQ.



Business Banking's property–backed lending products increased market share with loans up 64 per cent over the year. There was strong growth in deposits, up 21 per cent, and a new office was opened in the Gold Coast.

Outlook

The Group is examining various opportunities for expansion. We expect continued growth both in Australia and internationally, especially in the area of international real estate securitisation, subject to reasonable market conditions.

Our strong risk management and conservative credit policies continue to protect the businesses and profitability.

Reading International Business Park (pictured above) is one of two office and business park assets acquired by Macquarie during the year in a joint venture with award winning UK-based office park developer Akeler. The circa £150 million ($A360 million) acquisition is 85 per cent owned by Macquarie and 15 per cent by Akeler.

The Reading asset is an eight hectare site west of London with 34,806 square metres of office space. The joint venture also acquired the Central Quay in Glasgow, Scotland, a business centre in Glasgow's financial services district with 7,369 square metres of fully leased A grade office space.

Partnerships with experienced developers like Akeler create a strong basis to grow in Europe and add to our global platform.

Region	Highlights/Major activity
Australia/New Zealand	Creation of the $A260 million Macquarie Direct Property Fund
Asia	$S990 million listing of Macquarie MEAG PRIME REIT in Singapore
	Acquisition of nine Chinese shopping malls with Wanda Group
	Formation of Asian joint venture with Macquarie Goodman and subsequent $A850 million Hong Kong wholesale fund
The Americas	Macquarie Office Trust's (MOF) $A1.2 billion Maguire Properties acquisition
	Macquarie CountryWide Trust (MCW) – $US269 million acquisition of portion of First Washington portfolio
	Macquarie DDR Trust (MDT) $US206 million acquisition of Mervyns' portfolio of department stores
UK/Europe, Africa and the Middle East	Acquisition of assets for Macquarie Global Property Fund II
	Mortgages Italy commenced operations in Rome and Milan
	Formation of joint venture with Akeler and acquisition of business office park assets totalling circa £150 million

Highlights of Financial Services Group's year included Macquarie Wrap Solutions generating net inflows of $A5.1 billion, recording the highest inflows of all Australian Wrap platforms in 2005, the Group ranking as one of the top three retail stockbrokers in Australia and the Adviser Services team named Assirt Service Level Survey Best Fund Manager for the third consecutive year.

This year we expect to continue to grow annuity income, develop new businesses and to expand selectively in international markets.

Strong inflows and diversification for the Financial Services Group.


4%

Financial Services Group contribution to profit

Profit from the Financial Services Group (FSG) was 33 per cent up on 2005, due to strong inflows into Macquarie Wrap Solutions and the Macquarie Cash Management Trust (CMT), the diversification of the business model and strong equity markets.

FSG has doubled its profit during the past two years, excluding the sale of the Group's interest in its South African joint venture in 2004.

FSG continues to bring innovative, unique investment opportunities to our clients and expand our service and administration offering to intermediaries. We are pursuing Australian and international growth opportunities and have sought to diversify our businesses to ensure we have some insulation should the market soften.

Macquarie Adviser Services (MAS)
The Macquarie Professional Series, our third party managed fund distribution business, was well received by investors, with four additional funds added during the year. It had $A814 million in funds under management at 31 March 2006, 12 months after its launch.

Coin Software, a leading financial planning software business, was acquired in June 2005, and has since doubled client numbers to 160.

Macquarie Financial Services (MFS)
In 2005, MFS maintained its position as one of Australia's top three retail stockbrokers and continued to grow adviser and client numbers.

MFS benefited from favourable underwriting and broking volumes and we launched our first Asian retail broking operation, TMB Macquarie Securities (Thailand) Limited, a joint venture with leading Thai bank, TMB.

Assets
The Group's total assets under administration, advice and/or management grew 29 per cent to $A56.2 billion from $A43.5 billion during the year.

The major contributors to this growth included Wrap funds under administration, up 36 per cent to $A19.2 billion from $A14.1 billion. Macquarie Wrap recorded the highest net inflows for the 2005 calendar year (ASX S&P Market Share Report).

The CMT was up by 13 per cent to $A12.0 billion from $A10.6 billion. The CMT has the largest share of funds under management and is the market leader in Cash Management Trusts (Plan for Life).

Superannuation funds under management increased 31 per cent to $A16.4 billion and Macquarie Private Bank and Macquarie Private Portfolio Management increased funds under management and advice 64 per cent to $A1.8 billion from $A1.1 billion. New Zealand asset manager, Brook Asset Management, in which FSG has a 49 per cent holding, increased its funds under management by 35 per cent.


Lifestyle plannin
PYRA

STRATEGY


Integrated fact find
client inve
DIC

ANALYSER
modelling
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QUICK
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Statement

The Group also launched Macquarie Insurance, an on-line life, disability and income insurance platform which allows intermediaries to use straight-through processing to simplify the insurance process.

Outlook

FSG continues to look for growth opportunities, in Australia and internationally, that support and develop our existing strengths.

The broking business remains influenced by market sentiment. Subject to generally favourable market conditions, we expect to continue growing annuity income sources and to further develop new businesses such as the Macquarie Professional Series and Macquarie Insurance.

FSG expanded its service offering to financial advisers in June 2005 with the acquisition of leading financial planning software company, Coin Software Pty Ltd.

Coin Software is an innovative financial planning software solution which streamlines the planning process and improves the client service proposition for advisers and dealers. It allows access to all the major industry platforms.

Coin's client numbers have doubled to 160 since the acquisition.

Region	Highlights/Major activity
Australia/New Zealand	Australia: Retail financial services including wealth management, full-service stockbroking and service and support for 15,000 intermediaries
	New Zealand: Retail financial services including wealth management, full-service stockbroking and service and support for NZ intermediaries
Asia	Retail financial services joint venture with TMB in Thailand, launched in February 2006

Funds Management Group's funds under management increased by 23 per cent to $A51.5 billion. There were strong inflows into the Group's currency, private equity and cash investment funds.

The Group will continue to develop and commercialise higher-margin funds, to develop retail products and to seek small acquisitions where they expand our investment capabilities.

Funds Management increased profit by focusing on higher-margin funds.


2%

Funds Management Group contribution to profit

Funds under management
Funds Management Group's (FMG) profit increased by 35 per cent on 2005, driven by increased average fee margins and growth in Funds Under Management (FUM), which grew to over $A51.5 billion during the year.

In equities, our flagship funds performed strongly against their respective benchmarks, with the Macquarie Long Short Equitised and Macquarie Small Companies funds delivering first quartile performance over one and two years (to 31 March 2006).

During the year we were successful in raising funds with active mandates and in growth asset classes. This, together with the broadening of our distribution channels, saw our average fee margin increase.

In alternative assets, hedge funds and private equity funds sourced from Australia and overseas grew by more than $A850 million, with a further $A847 million from the retail sector in Australia.

The Alternative Investments Division opened an office in Carlsbad, San Diego to manage international private equity fund-of-funds and advisory mandates. Since the close of the financial year, we have opened another office in Hong Kong.

International
Our 65 per cent owned Korean joint venture, Macquarie-IMM Investment Management, achieved strong growth in funds under management, up 54.6 per cent to $A5.5 billion. The joint venture also successfully launched the Macquarie-IMM Global REITS Fund.





Outlook
We expect to benefit from continued growth in demand for quality funds management products both in Australia and internationally over the medium term.

FMG will continue to focus on opportunities to develop and commercialise higher-margin active and growth asset funds and to develop products for the retail sector. Small-scale acquisitions will be considered where they expand our range of investment capabilities.

Wind farms are a typical Clean Technology (CleanTech) investment.

CleanTech describes products, services, and processes that improve energy use, lower costs for governments, businesses and consumers, and appreciably reduce or eliminate negative environmental impact of energy production, distribution and consumption.

The Macquarie Clean Technology Fund, launched in September 2005, is a fund of private equity funds, leveraging Macquarie's specialist US-based expertise in sourcing, structuring and monitoring investments with private equity managers that have a CleanTech focus.

Region	Highlights/Major activity
Australia/New Zealand	Macquarie Funds Management is one of Australia's largest asset managers, offering investment services in all major asset classes
Asia	Macquarie-IMM Investment Management, a 65 per cent-owned joint venture, is one of Korea's largest foreign-owned asset managers, offering investment services over Korean assets and selected global investment products
	Macquarie Funds Management Hong Kong offers advisory and fund-of-funds services over Asian private equity
The Americas	Macquarie Funds Management USA Inc, based in Carlsbad (San Diego), offers advisory and fund-of-funds over global private equity

A network of support areas provides the infrastructure and framework which enables the six Groups to operate.

Other Groups and Divisions

Chairman's and Managing Director's Report

During the year strong independent risk management continued to be a fundamental part of the way Macquarie does business and a key factor in our success.

Other Groups and Divisions grew considerably during the year, with staff numbers 33 per cent up from last year in support of the Bank's international expansion.

Management and Organisation structure


Corporate Affairs Group
Greg Ward
Equity Markets Group
Kim Burke
Funds Management Group
Ben Bruck
Risk Management Division
Nick Minogue
Executive Chairman
David Clarke
Treasury and Commodities Group
Andrew Downe
Managing Director and Chief Executive Officer
Allan Moss
Board of Directors
Executive Committee
Deputy Managing Director
Richard Sheppard
Banking and Property Group
Bill Moss
Quantitative Applications Division
John Green
Central Executive
Risk Management Division
Financial Services Group
Peter Maher
Investment Banking Group
Nicholas Moore
Information Services Division
Nigel Smyth

The concentric nature of the organisation chart represents the non-hierarchical nature of Macquarie and the role of central risk management.

Risk Management Division

Risk Management Division (RMD) is an independent, central unit responsible for ensuring all risks are appropriately assessed and managed across the Bank. Its functions are Credit, Finance, Operational Risk and Compliance. The Head of RMD has oversight of Internal Audit jointly with the Board Audit and Compliance Committee (BACC). A full Risk Management Report is contained in the 2006 Financial Report.

Credit minimises the risk of loss arising from failure by counterparties to repay loans or honour contracts. Credit ensures that the identification and assessment of equity exposure risks is complete. Credit is supported by the Data Policy Unit which ensures consistent data standards across the Bank's businesses so that accurate and reliable information is available for risk management and reporting.

Finance ensures that market, funding and liquidity risks are appropriately managed and that aggregate risks across all risk types do not exceed the Bank's economic capability to bear risk. Finance is also responsible for ensuring that the Bank discharges its obligations to the Australian Prudential Regulation Authority (APRA), including compliance with prudential standards and that a constructive relationship is maintained with the regulator.

Operational Risk assesses operational risk from a Bank-wide perspective and ensures that an appropriate framework exists to identify, assess and manage operational risk.

Compliance assesses legal, regulatory and reputational risks from a Bank-wide perspective. The area also minimises and manages compliance risk, overseeing management of these risks by business groups to ensure they are identified and appropriately and consistently addressed.

Internal Audit provides independent assurance to senior management and the BACC on the adequacy and effectiveness of Macquarie's financial and risk management framework.

RMD is also responsible for leading the implementation of Macquarie's Basel II Project. Basel II is a new regulatory regime being rolled out around the world, and being implemented by APRA within Australia. Macquarie is seeking accreditation from APRA as an advanced bank. The advanced approaches under Basel II place a higher reliance on a bank's internal capital measures and therefore require a more sophisticated level of risk management and risk measurement practices.

Corporate Affairs Group

The **Financial Operations Division** supports the Bank's operating areas and management by providing financial control, financial planning and capital management, management reporting and budgeting, divisional accounting services, and international business support.

The Division led the Bank's adoption of International Financial Reporting Standards which applied from 1 April 2005. The Division has also led the upgrade of the Bank's General Ledger system and enhancement in reporting capabilities. This change provides the infrastructure to continue supporting the Bank's international expansion and to handle the increased complexities of the regulatory environment.

The **Settlements Division** provides timely and accurate confirmation and settlement facilities for a variety of products and currencies for many of the Bank's businesses, while maintaining appropriate operational risk standards.

During the year, the Division continued to refine its risk management strategy in line with improved international standards, implemented Continuous Linked Settlement (CLS) and integrated a local Settlements Team in Los Angeles through the acquisition of Macquarie Cook Energy (formerly Cook Inlet Energy Supply) in the United States.

The **Business Improvement & Strategy Division** provides consulting services to all business and support areas and manages the Bank's annual strategy review. Services include advice on growth, strategy, organisation design, new product development, process re-engineering, and management of change.

This year the Division advised on projects in Australia, Asia and Europe. Notable achievements include assistance with the Bank's response to Basel II, advice on new businesses in wealth management, derivatives trading, property funds management and public transport, post-acquisition support for aged care and media assets, and advice on new systems and processes for institutional broking and retail businesses.

The **Taxation Division** provides taxation support to all areas of the Bank, manages the Bank's compliance with taxation legislation and relationships with revenue authorities worldwide. The Division reviews the taxation implications of existing and proposed transactions and structures.

To maximise support to the Bank's international businesses, the Division also has staff located in London, New York and Hong Kong.

The **Company Secretarial and Investor Relations Division** has responsibility for compliance with certain ASX and Australian Securities and Investments Commission requirements, the Bank's share registry, employee equity schemes, professional risk insurances and Bank-wide corporate governance matters.

Other Groups and Divisions continued
Chairman's and Managing Director's Report

The Division includes the Investor Relations function, which oversees the Bank's communications with the investment community and actively works to foster relationships with the Bank's shareholders. Investor Relations has been particularly active in developing its relationships with international shareholders. International shareholders' holdings have more than doubled over the past three years.

Macquarie aspires to be recognised as the leading employer of the best people in the market. **Human Resources Division** supports business strategy by seeking to attract, recruit, reward and retain the best employees. To achieve this, the Division works closely with business groups, providing operational and consulting services globally.

During the year, the Division focused on initiatives to support the Bank's growth into new locations and continued the development of both online candidate sourcing capabilities and the psychometric assessment framework.

The **Business Services Division** provides the Bank with a range of business support functions including workspace and lease management, business continuity and security, guest relations, procurement and business information services. The primary focus during the year was increasing the Division's capability to manage and deliver these functions internationally. Key projects included establishing new and expanding existing offices in major locations globally, significantly increasing the capacity and resilience of major data centres, as well as ensuring the Bank's readiness to manage pandemic threats such as avian influenza.

Information Services Division

The **Information Services Division** (ISD) is responsible for the management of the Bank's technology infrastructure, the support and development of existing business systems, and the delivery and deployment of new systems, technologies and services.

This year, ISD implemented major upgrades to the Bank's core human resources and financial systems, delivering additional functionality to meet the future needs of the organisation. Investment continued in technology infrastructure to support the growth in international businesses and a number of significant business applications were implemented. This included an on-line trading platform for the Equity Markets Group and a new lease management system for Macquarie Capital.

Quantitative Applications Division

The **Quantitative Applications Division** continues to provide critical analytical expertise to businesses in the Bank. In particular, the Division tested and endorsed the pricing models of over 40 derivative-related products.

During the year selected courses from the "Macquarie Bank Financial Intelligence Series" were presented in New Zealand, Korea, South Africa, the US, Brazil, Hong Kong and Taiwan. This was in addition to regular courses presented in Australia in partnership with AFMA, and internal Macquarie Bank courses.

The Division also contributed to the finance industry by making three presentations at conferences, and submitting two papers to international publications.

Corporate Communications Division

Corporate Communications Division is responsible for protecting and enhancing Macquarie Bank's brand and reputation. The Division oversees the Bank's activities in the following areas, both domestically and in international markets:

— media relations
— government relations
— international and community relations
— brand and marketing
— internal communications
— e-Commerce
— reputation and brand protection
— Macquarie Bank Foundation

Corporate Communications manages a number of Bank-wide committees in brand and marketing, sponsorships and media in order to improve operating effectiveness and gain synergies that may be available to Macquarie's businesses in these areas.

Additional resources were committed in Asia, North America and Europe to support an increasing international presence.

Macquarie staff continued to give generously to the community through donations and their time. Staff gave valuable volunteer, pro bono and executive support to the community during the year as well as raising $A2.5 million in donations, up from $A955,000 the previous year.

The Macquarie Bank Foundation contributed almost $A8.5 million in grants to more than 250 community organisations in the year to March 2006, almost double the previous year.

The Macquarie Bank Foundation continued to grow throughout the year, providing valuable support to community organisations through grants in the areas of health care and research, welfare, education, the environment and the arts.

Macquarie staff also generated substantial funds for community organisations around the world, through volunteering, mentoring, fundraising, serving on committees and boards, organising events and providing pro bono support.

A major new staff initiative involved Macquarie's graduate students in the Adopt a House program. Staff will raise funds and renovate a residence for the Spastic Centre of NSW. The Big Buddy reading program (pictured overleaf) also continued to expand.

Three key health research fellowships were established with help from Foundation funding.

The Paediatric Cardiovascular Fellowship, offered through the National Heart Foundation of Australia, will assist research into childhood heart disease. The Macquarie Bank Foundation MS Research Fellowship will progress efforts to identify a cause and cure for multiple sclerosis, while a new Bionic Ear Institute research fellowship will build on the success of the cochlear implant in overcoming deafness.

The Foundation also provided funding to the George Institute for International Health to evaluate stroke care and treatment in China, where more than one million people die from strokes each year.

In a significant initiative to reduce youth suicide and attempted suicide, the Foundation partnered with the Inspire Foundation to provide a national schools program, educating 105,000 students about mental health and how to seek help in times of crisis.

The Macquarie Bank Foundation entered a major partnership with the Cape York Institute for Policy and Leadership to fund the Higher Expectations Program, allowing top indigenous students to attend Queensland's best boarding schools and gain the education required to enter university. Currently, as few as six per cent of Cape York students complete high school.

The Foundation also increased its support for other indigenous programs. New grants were made to the Wunan Foundation, to provide governance support services to indigenous communities in Western Australia's Kimberley region, and UNICEF'S Waltja indigenous nutrition project, to improve the health and nutrition of 300 indigenous children living in remote Northern Territory areas.

In education, the Foundation entered a five year partnership with the State Library of New South Wales to help make its world-class collection of Australian heritage available on-line.



More than 8,000 children throughout Australia participated in the sports camp program run by Macquarie Bank Sports during the year. Macquarie Bank Sports is funded by the Foundation and several Macquarie businesses.

Internationally, our support extended to Chicago's After School Matters, which provides apprenticeship programs to 22,000 American teenagers each year.

In the arts, the Foundation made grants to the Australian Youth Orchestra, to extend its audition process to rural and regional areas. Works from the 2005 National Sculpture Prize, a joint initiative between the Foundation and the National Gallery of Australia, also went on public display at Macquarie offices in Sydney and Melbourne and at the Dell Gallery in Brisbane.

An environmental grant was made to the Australian Maritime College to fund a Chair in Marine and Coastal Conservation over three years.

The Big Buddy program is a Macquarie initiative where staff visit local primary schools each week and spend one-on-one time with pupils, helping them to improve their reading skills.

The program is run in Sydney, Melbourne and Hong Kong, involving 200 staff and more than 100 children. Pictured here are Macquarie Hong Kong staff reading to their buddies.

Corporate Governance Statement

The Board is committed to the Bank seeking to achieve superior financial performance and long-term prosperity, while meeting stakeholders' expectations of sound corporate governance practices. This Statement outlines the Bank's main corporate governance practices as at 31 March 2006. Unless otherwise stated, they reflect the practices in place throughout the financial year ending on that date.

The Board, in conjunction with the Board Corporate Governance Committee, determines the corporate governance arrangements for the Bank. As with all its business activities, the Bank is proactive in respect of corporate governance and puts in place those arrangements which it considers are in the best interests of the Bank and its shareholders and consistent with its responsibilities to other stakeholders. It actively reviews Australian and international developments in corporate governance.

As detailed in this Statement, the Bank considers that its governance practices comply with all but two of the ASX Corporate Governance Council's best practice recommendations (the ASX Recommendations). An explanation for departure from these recommendations is provided on pages 31 and 36, respectively. A table summarising the Bank's compliance with the ASX Recommendations is available on the Bank's website at www.macquarie.com.au and the Bank has posted copies of its corporate governance practices on its website in accordance with the ASX Recommendations.

1 The Board

1a Membership

The Board considers that its membership should comprise directors with an appropriate mix of skills, experience and personal attributes that allow the directors individually, and the Board collectively, to:

- discharge their responsibilities and duties under the law effectively and efficiently;
- understand the business of the Bank and the environment in which the Bank operates so as to be able to agree with management the objectives, goals and strategic direction which will maximise shareholder value; and
- assess the performance of management in meeting those objectives and goals.

The current membership of the Board is set out below. Details of each individual Voting Director's background are set out in Schedule 1 to the Directors' Report, which immediately follows this Corporate Governance Statement. *(ASX Recommendation 2.5)*

Current Board composition

Voting Director	Board Membership	Date of Appointment
David Clarke AO	Executive Chairman	8 March 1984
Allan Moss AO	Managing Director and Chief Executive Officer	26 June 1989
Mark Johnson	Executive and Deputy Chairman	23 February 1987
John Allpass	Independent	1 January 1994
Laurie Cox AO*	Executive	2 January 1996
Peter Kirby	Independent	28 June 2003
Catherine Livingstone	Independent	19 November 2003
Barrie Martin	Independent	23 August 1993
Kevin McCann AM	Lead Independent	23 December 1996
John Niland AC	Independent	21 February 2003
Helen Nugent AO	Independent	1 June 1999

* Became an Executive Voting Director on 25 March 2004. Prior to 25 March 2004, Mr Cox was a Non-Executive Director.

The Board has a majority of independent directors and the roles of chairman and managing director are not exercised by the same individual. *(ASX Recommendations 2.1 and 2.3)*

The Bank's constitution provides that the maximum number of Voting Directors shall be ten unless amended by a resolution of the Voting Directors. In July 2003, the Board resolved to increase the maximum number of Voting Directors to eleven. The number of Voting Directors necessary to constitute a quorum is:

- not less than one-third of the Voting Directors currently in office; and
- the number of Non-Executive Directors (NEDs) present at a meeting must be greater than the number of Executive Voting Directors present.

1b Role and Responsibilities

The primary role of the Board is to promote the long-term health and prosperity of the Bank. To accomplish this, the Board:

- considers and approves the strategy of the organisation;
- adopts an annual budget and monitors financial performance;
- monitors the adequacy, appropriateness and operation of internal controls;
- monitors significant business risks and reviews how they are managed;
- determines delegations to Board Committees and management and approves transactions in excess of delegated levels;
- appoints and reviews the performance of the Managing Director, the Executive Chairman and the Independent Directors;
- assesses its own performance and the performance of individual Directors seeking re-election;
- selects and appoints new Voting Directors; and
- considers, approves and endorses major policies of the organisation including a code for ethical behaviour.

The Board has delegated specific authorities to the Executive Chairman and to its various Board Committees. Subject to these delegated matters, the Managing Director is authorised to exercise all the powers of the Voting Directors except with respect to the following:

— annual Executive Director promotions;

- approvals above delegated levels of credit limits, country risk exposures, equity risk limits, market risk limits, loans and equity investments, underwriting risk and new managed funds;
- capital expenditure or expenditure outside the ordinary course of business in excess of delegated levels;
- approval of major elements of strategy including any significant change in the direction of that strategy;
- certain remuneration matters including material changes to remuneration policies and specific remuneration recommendations relating to the Executive Chairman, Managing Director and other Executive Officers of the Bank;
- adoption of the Bank's annual budget;
- approval of the interim and final accounts and related reports to the ASX;
- any proposal to issue securities of the Bank (except under a program previously approved by the Board); and
- certain risk and management policies as prescribed by the Australian Prudential Regulation Authority (APRA). *(ASX Recommendation 1.1)*

The Bank's Executive Committee and Operations Review Committee operate as management committees appointed by the Managing Director pursuant to his delegated powers and, in exercising these powers, he typically makes decisions regarding significant issues, in consultation with one of these committees.

The duties delegated by the Board to the Executive Chairman include:

- reviewing the ongoing performance of the Managing Director (noting the annual assessment of the Managing Director and the Executive Chairman by the Independent Directors) and, when required, heading the selection process by nominating appropriate candidates to be appointed as a new Managing Director;
- membership of the Executive Committee; and
- such other executive duties as are delegated by the Board from time to time, including responsibility for three of the Group's listed property trusts and being Chairman of the Macquarie Goodman Group.

A list of the matters delegated to management is disclosed on the Bank's website at www.macquarie.com.au.

The Bank currently also has approximately 210 Non-Voting Executive Directors. Pursuant to the Bank's constitution, they have no right to attend or vote at any Board meeting. However, they do have the power to exercise management powers delegated by the Board including to sign and countersign the Bank's common seal.

1c Chairman

The Bank has noted the ASX Corporate Governance Council's best practice recommendation that listed companies have an independent director as chairman. However, for the reasons set out below, the Board believes that Executive Director, David Clarke, is the most appropriate person to be the Bank's Chairman and that other measures adopted by the Bank provide an appropriate check on executive power. *(ASX Recommendation 2.2)*

Mr Clarke has been Executive Chairman of the Bank since its formation and before that was Executive Chairman of Hill Samuel Australia Limited, the business predecessor to the Bank, having been so appointed in 1984. He was Joint Managing Director from 1971 to 1977 and Managing Director from 1977 to 1984. Given the Bank's diverse, complex and highly specialised activities, it is important that the Board is chaired by someone with a deep understanding of the Bank's operations. Mr Clarke's experience in investment banking, and as a chairman of major listed entities, is also important in ensuring that management provides the Board with adequate information to facilitate effective decision making. His wide experience enables him to provide support and advice to the Managing Director while respecting executive responsibility.

The Bank's dependence on the performance of its staff is a further reason why, like most global investment banks, the Bank believes it to be in shareholders' interests to have a number of Board members with operating experience of the businesses. The Executive Chairman role has worked very well for a long time at the Bank, continues to work well, and is considered to be in shareholders' interests.

The Bank has also adopted a number of practices to regulate the division of responsibilities between the Board and management, and the accountability of management to the Board, including:

- the separation of the role of Executive Chairman from that of the Managing Director;
- the Chairman of the Board Corporate Governance Committee being ex officio the Lead Independent Director;
- having a majority of Independent Directors on the Board who meet at least once annually as a group and in the absence of any executives. The Independent Directors met twice during the last year;
- the delegation of certain responsibilities to Board Committees, a number of which the Chairman is not a member;
- the ability of Voting Directors to seek independent professional advice for company related matters at the Bank's expense; and
- an annual assessment of the performance of the Executive Chairman and Managing Director by the Independent Directors.

1d Independent Directors

The Bank recognises that independent directors are important in assuring shareholders that the Board is properly fulfilling its role and is diligent in holding senior management accountable for its performance. Accordingly, the Board has resolved that its composition should have a majority of independent directors, as determined by the Board Corporate Governance Committee. Seven of the eleven Board members are Independent Directors.

The Board believes that independence is essentially a state of mind evidenced by an ability to constructively challenge and independently contribute to the work of the Board. In addition, the technical independence of directors is assessed annually by the Board Corporate Governance Committee (BCGC) and, to assist the BCGC, the Board has adopted the following definition of an Independent Director: a Voting Director will be considered independent if not a member of management and if he/she meets the following criteria (to the satisfaction of the BCGC):

- is not a substantial shareholder of the Bank or of a company holding more than ten per cent of the Bank's voting stock or an officer of or otherwise associated directly or indirectly with a shareholder holding more than ten per cent of the Bank's voting stock;
- has not within the last three years been employed in an executive capacity by the Bank or another group member or been a director after ceasing to hold any such employment;
- is not a principal or employee of a professional adviser to the Bank and its entities whose billings exceed five per cent of the adviser's total revenues. A Voting Director who is a principal or employee of a professional adviser will not participate in any consideration of the possible appointment of the professional adviser and will not participate in the provision of any service to the Bank by the professional adviser;
- is not a significant supplier or customer of the Bank or its entities or an officer of or otherwise associated directly or indirectly with a significant supplier or customer. A significant supplier is defined as one whose revenues from the Bank exceed five per cent of the supplier's total revenue. A significant customer is one whose amounts payable to the Bank exceed five per cent of the customer's total operating costs;
- has no material contractual relationship with the Bank or any of its associates other than as a director of the Bank;
- is not a director of any of the Bank's subsidiaries or responsible entities; and
- has no other interest or relationship that could interfere with the Voting Director's ability to act in the best interests of the Bank and independently of management. *(ASX Recommendations 2.1 and 2.5)*

The BCGC has determined that each of the seven Voting Directors designated as Independent Directors in this Statement satisfy all of the above criteria and bring an independent mind to their duties as a director.

With good cause, the BCGC may at its discretion determine that a Voting Director is independent notwithstanding that not all of the above criteria are satisfied. Correspondingly, the BCGC can, in appropriate circumstances, determine that a Board member has lost their independence notwithstanding that they continue in a formal sense to satisfy all of the above criteria. The BCGC has not exercised these discretions in respect of any past or present Board member.

The Bank adopted its definition of an Independent Director in October 2002, prior to the release of the ASX Corporate Governance Council's recommendations. The materiality of thresholds are reviewed from time to time and were reviewed after the release of the ASX Recommendations.

The Board has adopted a different materiality threshold to the ASX Recommendations to assess independence where a director is associated with a company which has a substantial shareholding in the Bank, namely a ten per cent holding instead of a five per cent holding. Currently, no Independent Director directly or indirectly holds, nor is a director of a company holding, greater than five per cent of the issued shares of the Bank.

Given the relatively small scale of the Australian market, many institutional shareholders regularly hold five per cent or more of companies in their portfolio which could inappropriately result in a director associated with that shareholder no longer satisfying the definition of an independent director. A shareholder holding less than ten per cent of the issued shares has a very limited ability to independently influence decisions. Further, in cases where a company director is also on the board of a fund manager, generally that individual takes no part in decisions by the fund manager to buy or sell individual stocks. As such, we regard this particular materiality threshold as well as others adopted by the Bank to be reasonable and appropriate.

The Bank's definition of an Independent Director also does not include a specified length of service as a director as recommended by the ASX Recommendations. However, the Board has adopted a limit on the length of service of its NEDs as discussed in section 3b of this Statement.

As indicated above, the independence of each Independent Director is monitored by the BCGC and Voting Directors may be required to provide information from time to time to the BCGC to enable it to assess the Independent Directors' ongoing independence. Each year, the Independent Directors are requested to confirm in writing their continuing status as an Independent Director and they have each undertaken to inform the Board as soon as practical if they think that their status as an Independent Director has or may have changed. *(ASX Recommendation 2.5)*

1e Board Practices

The Board of the Bank meets monthly and at other times as needed. Two additional meetings are held each year to consider the interim and final accounts. An annual Board strategy meeting is also held in conjunction with senior management at which the strategic direction for the Bank in the short and longer term is discussed.

The monthly Board papers, normally distributed about a week prior to the relevant meeting, make the Board aware of current and forthcoming issues relevant to the Bank's operations and performance. These contain the monthly and year-to-date performance of all Divisions, a prudential report from the Risk Management Division (RMD) and papers relating to particular issues. Where the Chairman or the Company Secretary is aware that a potential conflict of interest may arise in relation to a Voting Director, the Voting Director concerned does not receive a copy of the relevant Board paper and withdraws from the Board meeting while the matter is being considered. A Voting Director with such a conflict is required to notify the Chairman of the conflict, in advance of the meeting.

Standing Committee Membership	Audit and Compliance	Corporate Governance	Nominating	Remuneration	Risk
Executive Voting Directors					
David Clarke AO			Chairman	Member	Chairman
Allan Moss AO					Member
Mark Johnson		Member			Member
Laurie Cox AO					Member
Independent Directors					
John Allpass	Member*			Member	Member
Peter Kirby				Member	Member
Catherine Livingstone	Chairman*				Member
Kevin McCann AM	Member	Chairman			Member
Barrie Martin	Member		Member		Member
John Niland AC		Member			Member
Helen Nugent AO			Member	Chairman	Member

* Ms Livingstone, an existing member of the Board Audit and Compliance Committee, replaced Mr Allpass as Chairman of that Committee on 1 December 2005. Mr Allpass remains a member of that Committee.

There are procedures for keeping the Board up-to-date with the Bank's activities and relevant external developments. These include senior management presenting significant matters to the Board and the Board being able to seek further information on any issue, including requesting that a particular Division or Group Head present to it on the performance, strategy or outlook for that Division or Group. The Board visits major businesses in the Group and its managed funds to provide the opportunity to interact with operational management. In addition, regular education sessions, including on risk management, are scheduled for Board members and they may attend relevant external professional development courses at the Bank's expense.

The Board also has a policy of enabling Voting Directors to seek independent professional advice for company-related matters, including Board Committee matters, at the Bank's expense, subject to the estimated costs being approved by the Chairman in advance as being reasonable. *(ASX Recommendation 2.5)*

The Independent Directors meet at least once per year in the absence of management and at other times as they determine. During the financial year ended 31 March 2006, the Independent Directors met on two occasions. The convenor of these meetings is the Lead Independent Director (ex-officio the Chairman of the Board Corporate Governance Committee).

2 Board Committees

Five standing Board Committees have been established to assist in the execution of the Board's responsibilities. All Board members are free to attend any meeting of any Board Committee. The membership of each Committee is outlined in the table above.

It is the policy of the Board that a majority of the members of each Board Committee be Independent Directors, that the Board Audit and Compliance Committee comprise only Independent Directors and that the Board Remuneration Committee and the Board Corporate Governance Committee be chaired by Independent Directors.

The number of times each Board Committee met and the number of those meetings attended by the members of each Committee is set out in the Directors' Report. Each Committee has a charter, which is available on the Bank's website at www.macquarie.com.au. The charters of each of the Board Committees were updated by the Board in January 2006, including to ensure consistency. Minor amendments were also made to the charter of the Board Audit and Compliance Committee in April 2005 and March 2006 and to the Board Remuneration Committee charter in March 2006. *(ASX Recommendations 2.5, 4.5 and 9.5)*

The functions of the Nominating, Remuneration, Audit and Compliance and Risk Committees are discussed later in this Statement. The role of the Board Remuneration Committee is discussed in the Remuneration Report.

The **Board Corporate Governance Committee** is responsible for oversight of corporate governance at the Bank. The responsibilities of the BCGC include to:

- assist the Board in fulfilling its various corporate governance obligations, including, amongst other things, those arising under the Corporations Act, ASX Listing Rules, APRA Standards and other relevant regulatory standards by annually reviewing and providing recommendations to the Board on corporate governance arrangements and on the alignment of Board operations with best corporate governance practice, including the creation, composition, charters and effectiveness of other Board committees;
- inform the Board of corporate governance requirements of regulators, including APRA, ASIC, the ASX and other stakeholders;
- review developments in corporate governance in Australia and globally, and identify and draw to the attention of the Board, departures from conventional corporate governance standards, including those which it considers are appropriate and in the best interests of the Bank;
- determine the independence of Voting Directors (including the criteria for determination) and to monitor the ongoing status of such Voting Directors;
- consider questions of possible conflict of interest arising for Voting Directors, review existing behaviour and ethical guidelines for Voting Directors and recommend changes for adoption by the Board;
- approve the Bank's corporate governance statement and monitor those of subsidiaries and funds managed by the Bank; and
- oversee the process for the annual review of the Chief Executive Officer and the Executive Chairman.

3 Nomination and Performance of Voting Directors

3a Nomination of Directors

The **Board Nominating Committee** comprises the Chairman and two Independent Directors. *(ASX Recommendation 2.4)*

The Nominating Committee's role, which is outlined in its charter, is to review and consider the structure and balance of the Board and make recommendations regarding appointments, retirements and terms of office. In particular, the Committee is to:

- identify and recommend to the Board, candidates for the Board after considering the necessary and desirable competencies of new Board members and the range and depth of skills of the Board;
- review induction procedures for new appointees to the Board to ensure that they can effectively discharge their responsibilities;
- assess and consider the time required to be committed by a Voting Director to properly fulfil their duty to the Bank and advise the Board;
- review succession plans for the Board with a view to maintaining an appropriate balance of skills and experience on the Board; and
- review measures for keeping Voting Directors up to date with the Bank's activities and relevant external developments.

The Board has adopted a policy to govern the selection and appointment of Voting Directors, a copy of which is available on the Bank's website at www.macquarie.com.au. *(ASX Recommendation 2.5)*

When a vacancy exists or whenever it is considered that the Board would benefit from the services of a new Voting Director, the Nominating Committee will seek to identify the competencies required to enable the Board to fulfil its responsibilities and recommend candidates with the appropriate expertise and experience. In doing so, the Nominating Committee will have regard to the results of the annual appraisal of the Board's performance. While recognising that each Voting Director will not necessarily fulfil all criteria, the Nominating Committee has nevertheless identified the following fundamental factors as relevant to the selection and appointment of new directors:

- outstanding in capability with extensive and senior commercial experience, preferably with a listed company;
- cultural fit with existing Board members and empathy to the Bank's culture;
- high level of personal integrity;
- a team player;
- independent state of mind;
- free of conflicts as identified by the Bank and by APRA; and
- time available to meet the commitment required.

In addition, specific functional skills will be identified from time to time to complement the overall mix of functional skills of Board members.

The Nominating Committee has unlimited access to senior management of the Macquarie Bank Group and is able to engage recruitment consultants to undertake research on, or assess, candidates for new positions on the Board, or to consult other independent experts where it considers it necessary to carry out its duties and responsibilities.

3b Board Renewal

The Board recognises that it is important that it undergoes a regular process of renewal via changes in membership. The Board has appointed three new Independent Directors since the beginning of 2003 – John Niland, Peter Kirby and Catherine Livingstone. These Board members were appointed for terms that will not exceed a maximum of twelve years. Similar arrangements, but with transitional provisions that broadly weight past time on the Board at 50 per cent, apply to the other Independent Directors. This will provide the Board with the benefit of regular new input. As noted previously in this Annual Review, Independent Director, Barrie Martin, will retire from the Board at the conclusion of this year's Annual General Meeting and will not be seeking re-election.

Where a Voting Director is appointed to fill a casual vacancy on the Board or as an addition to the existing Voting Directors, they must retire and submit to election at the next general meeting. Voting Directors must also retire and seek re-election no later than the third annual general meeting (AGM) since they were last re-elected. The total number of Voting Directors to retire at the AGM each year must not be less than the number closest to (but not exceeding) one-third of the then number of Voting Directors (excluding the Managing Director and rounded down), with such retiring Voting Directors being eligible for re-election. A Voting Director who is standing for election at an AGM because they have been appointed to fill a casual vacancy or as an additional Voting Director since the last AGM, will be counted towards the one-third retirement requirement. Directors standing for election in these circumstances are subject to a formal performance appraisal prior to the Board determining whether to recommend their re-election.

All new NEDs receive a letter of appointment from the Chairman outlining matters relevant to the Board's operations and policies and to their appointment. Such matters include:

— terms of appointment, subject to shareholder approval;
— expectation of the Board in relation to attending and preparing for all Board meetings;
— procedures for dealing with conflicts of interest;
— remuneration;
— indemnification and directors' liability insurance;
— disclosure obligations; and
— availability of independent professional advice.

The letter of appointment also outlines the induction process for new NEDs. In addition to various written and electronic information, new NEDs meet with the Managing Director, the Deputy Managing Director, each Group Head, the Head of RMD, the Company Secretary and other relevant executives to familiarise themselves with the Bank, its procedures and prudential requirements, and Board practices and procedures.

3c Performance of Directors and Key Executives

The Board undertakes a formal annual performance self-assessment, including an assessment of the Board's Committees and individual assessments of those Voting Directors required to stand for re-election at the next AGM. The process adopted by the Board to review the performance of the Board and the Bank's most senior executives is available on the Bank's website at www.macquarie.com.au. The appropriateness and effectiveness of this process is reviewed periodically by the BCGC. *(ASX Recommendation 8.1)*

The process for conducting the Board's performance review this year consisted of the Chairman conducting individual interviews with each of the Voting Directors. Prior to that, the Voting Directors completed a questionnaire and were able to make other comments or raise any issues that they had relating to the Board's or a Board Committee's operation.

The questionnaire agreed by the Board covered matters such as:

— the Board's contribution to developing strategy and policy;
— interaction between the Board and management and between Board members;
— the Board's processes to monitor business performance and compliance, control risks and evaluate management;
— Board composition and structure; and
— the operation of the Board, including the conduct of Board meetings, Board Committee meetings and group behaviours.

The results of the questionnaire and the interviews were compiled in a written report to the Board, including both a quantitative and qualitative analysis, issues for discussion and recommendations for initiatives to improve or enhance Board performance and effectiveness.

The BCGC also utilised relevant parts of the results of the questionnaire to fulfil its responsibility to undertake an annual review of the effectiveness with which the Board Committees had discharged their functions. Two of the five standing Board Committees also undertook a separate self-assessment during the year.

The Managing Director and Executive Chairman annually present a self-assessment to the Independent Directors, who formally review their performance. The presentation includes financial performance, the business environment, prudential performance, staff and human relations and other achievements. The Independent Directors report on this to the Board. Questions on the performance of the Chairman as chairman of the Board are also included in the self-assessment questionnaire completed by the members of the Board.

The Managing Director and the Executive Chairman also evaluate, at least annually, the performance of the following key executives: the Deputy Managing Director and the Group Heads, including the Head of RMD, the Chief Financial Officer and the Chief Information Officer.

As described on the Bank's website, both qualitative and quantitative measures are used, consistent with the dimensions for reviewing the Managing Director and the Executive Chairman. The Managing Director then reports to the Board Remuneration Committee in conjunction with the remuneration review process on the performance of these key executives. In conjunction with the annual strategy review, the Board also considers key executive succession planning and their capabilities. *(ASX Recommendation 8.1)*

4 Remuneration

4a Remuneration Policy

The Bank's remuneration policies and practices in relation to Executive Voting Directors, Independent Directors and senior managers are disclosed in the Remuneration Report contained in the Directors' Report (see pages 49–82). The Bank acknowledges that disclosure of the structure and objectives of the remuneration policies, and their relationship to the Bank's performance, allows investors to understand the costs and benefits of those policies and the link between remuneration paid to Directors and key executives and corporate performance. Details of the nature and amount of remuneration (including non-monetary components such as options) paid to each Director and the members of the Bank's Executive Committee are set out in the Remuneration Report. *(ASX Recommendations 9.1, 9.3 and 9.5)*

The Macquarie Bank Employee Share Option Plan (Option Plan) was introduced by the Bank in 1995. It is described in some detail in Note 38 of the Bank's 2006 Financial Report and in the Remuneration Report (see pages 59–63). In the years that options have been granted to Executive Voting Directors, the approval of shareholders has been obtained to permit those Executive Voting Directors to participate in the Option Plan up to maximum amounts specified in the shareholder resolutions. However, shareholder approval of the Option Plan itself was not required nor sought under the then Corporations Law or the ASX Listing Rules, when the plan was introduced in 1995 nor has shareholder approval been required since then. Hence, the Bank does not comply with ASX Recommendation 9.4 in respect of the Option Plan. A description of the Option Plan has been provided in the Bank's Financial Report each year and the number of options on issue, including details of expiry dates and exercise prices, has been lodged with the ASX on a monthly basis for public viewing since the Bank's shares were listed on the ASX in 1996. *(ASX Recommendations 9.4 and 9.5)*

4b Setting Remuneration Arrangements

The composition of the **Board Remuneration Committee** continues to conform with that suggested by the ASX Recommendations as it consists of a majority of Independent Directors and is chaired by an Independent Director. Further details in relation to the Board Remuneration Committee, including the number of meetings held and the objectives and responsibilities of the Board Remuneration Committee are disclosed in the Directors' Report (see pages 46 and 56–57).

A copy of the Committee's charter is also available on the Bank's website at www.macquarie.com.au. *(ASX Recommendation 9.2 and 9.5)*

4c Non-Executive Director Remuneration

The remuneration policy for the Bank's NEDs and the amount of remuneration paid to NEDs is discussed in detail in the Remuneration Report (see pages 57 and 63–64). There are no termination payments to NEDs on their retirement from office other than payments accruing from superannuation contributions comprising part of their remuneration. *(ASX Recommendations 9.1, 9.3 and 9.5)*

5 Financial Reporting

The Bank's Board has the responsibility for the integrity of the Bank's financial reporting. To assist the Board in fulfilling this responsibility it has adopted the processes discussed below aimed at providing assurance that the financial statements and related notes of the Bank are complete, in accordance with applicable accounting standards and provide a true and fair view.

5a Financial Assurance

The current composition of the **Board Audit and Compliance Committee** (BACC) continues to conform with the ASX Recommendations. *(ASX Recommendations 4.2 and 4.3)*

The main objective of the BACC is to assist the Board in fulfilling its responsibility for overseeing of the quality and integrity of the accounting, auditing, financial reporting and compliance practices of the Group including:

- overseeing the compliance of the financial statements with legislative and other mandatory professional reporting requirements;
- making informed decisions regarding accounting and regulatory policies, practices and disclosures and reviewing the scope and results of Internal Audit reviews, and external audits;
- making informed decisions regarding compliance policies and reviewing the scope and results of compliance reviews; and
- assessing the effectiveness of the Group's internal control and operational risk framework.

The responsibilities of the BACC are set out in its charter, and include to:

— review with management and the external auditor at the completion of the half-yearly review and the annual audit, and advise and make recommendations to the Board as to:

  - the Bank's financial statements and related notes, and the external auditor's audit or review of the financial statements and the report thereon;
  - any significant changes required in the external auditor's audit plan, and any serious difficulties or disputes with management (if any) encountered during the course of the audit or review; and
  - other matters related to the conduct of the audit or review which are communicated to the Committee;

- review the significant accounting and financial reporting issues and judgments made in connection with the preparation of the Bank's financial statements, interim reports, preliminary announcements and related formal statements including complex or unusual transactions made in connection with the preparation of the company's financial statements;
- review the disclosures in the financial statements and consider whether the financial statements are consistent with information known to BACC members and reflect appropriate accounting principles, standards and regulations;
- consider and review with the external auditor:
  - the adequacy of the Bank's internal controls including computerised information system controls and security; and
  - any related significant findings and recommendations of the external auditor and management's response thereto;
- monitor and review the effectiveness of the Internal Audit function in forming an independent assessment as to whether risks have been properly identified, adequate controls are in place to manage these and the controls are working effectively;
- monitor and review the effectiveness of the RMD Operational Risk function in assessing operational risk from a Group-wide perspective and ensuring that an appropriate framework exists to identify, assess and manage operational risk;
- monitor and review the effectiveness of the RMD Compliance function in ensuring adherence to applicable laws and regulations;

- consider and review with management and the Heads of Internal Audit, RMD Operational Risk, and RMD Compliance:
  - the adequacy of the Bank's internal controls, including information system controls and security, through reviewing the scope and results of Internal Audit and Compliance reviews, and the process for reporting and responding to significant control and regulatory breaches including the adequacy and results of management's investigation and follow up;
  - any difficulties encountered in the course of reviews, including any restrictions on the scope of the work or access to required information;
  - any instances of significant internal and external fraudulent activity identified and responses thereto; and
  - the findings of any examinations by regulatory agencies and any auditor observations and the actioning of legal and regulatory developments that may have a material impact on the Group;
- oversight in regard to the following for the Internal Audit, RMD Compliance and RMD Operational Risk departments:
  - annual plan and time allocation;
  - changes required in the planned scope of the annual plan; and
  - budget, structure, staffing and the use of external consultants;
- review and concur on the appointment, replacement, reassignment, or dismissal of the Head of Internal Audit, and consider the degree of independence of the Head of Internal Audit including being independent of the external auditor; and
- review and consider the resolution of complaints regarding accounting, internal accounting controls or auditing matters from employees and the process to protect such employees making complaints. *(ASX Recommendation 4.4)*

The BACC also has responsibilities in relation to the external auditor as discussed below in paragraph 5c of this Statement.

The BACC meets at least six times a year, with additional meetings as required. The Committee also meets privately with the following parties at least annually in separate sessions to discuss any matters that the Committee or the parties believe should be discussed privately with the Committee:

- Head of RMD;
- Head of Internal Audit;
- Head of RMD Operational Risk;
- Head of RMD Compliance; and
- the external auditors.

The Committee makes a periodic, but at least biennial, evaluation of its performance and the extent to which the Committee has met the requirements of its charter.

The BACC has unlimited access to the Heads of RMD, RMD Operational Risk, RMD Compliance, Internal Audit, the external auditors, the Group's compliance officers and senior management of the Group. The Committee also has the power to institute and oversee special investigations including consultation with independent experts as needed.

5b Certification by the Chief Executive Officer and Chief Financial Officer

The Chief Executive Officer and the Chief Financial Officer provide the Board with written confirmation that the Bank's financial report presents a true and fair view, in all material respects, of the Bank's financial condition and operational results and are in accordance with relevant accounting standards. *(ASX Recommendation 4.1)*

5c Auditor Independence

The Board Audit and Compliance Committee is also responsible for overseeing the external audit of the Bank. Its duties and responsibilities include to:

- recommend to the Board the appointment and removal of the external auditors including periodic reviews of the external auditor and conducting tenders to assist in selecting an auditor;
- review, consider and advise the Board on the external auditor's annual plan and proposed fees;
- monitor the effectiveness, objectivity and independence of the external auditor; and
- develop and monitor the Bank's policy in relation to the provision of non-audit services by the auditor to ensure that the provision of such services does not impair the external auditor's independence or objectivity.

In respect of the independence of the external auditors, the BACC has adopted a policy which includes the following:

—the external auditor must remain independent of the Bank at all times and comply with Professional Statement F.1 pertaining to financial independence, business relationships and employment relationships;

—the external auditor must monitor its independence and report to the Board every six months that it has remained independent;

—the external auditor is not to provide non-audit services under which the auditor assumes the role of management, becomes an advocate for the Bank, or audits its own professional expertise;

—significant permissible non-audit assignments awarded to external auditors must be approved in advance by the BACC or, between BACC meetings, the BACC Chairman; and

—all non-audit assignments are to be reported to the BACC every six months.

This policy on auditor independence applies to services supplied by the external auditor and their related firms to the Bank, its related entities and the trusts and entities managed by the Bank. A copy of the Bank's external auditor policy is available on the Bank's website at www.macquarie.com.au. *(ASX Recommendation 4.5)*

The BACC has also determined, and the Board has endorsed, that from 1 April 2003, the external audit engagement partner and review partner must be rotated every five years.

The auditor has been invited to attend this year's AGM and be available to answer questions about the conduct of the audit, and the preparation and content of the auditor's report. *(ASX Recommendation 6.2)*

6 Identifying Significant Business Risks

There are many risks in the markets in which the Bank operates. A range of factors, some of which are beyond the Bank's control, can influence performance. In many of its businesses, the Bank constantly and deliberately assumes financial risk in a calculated and controlled manner. The Bank has in place limits and a range of procedures to monitor the risk in its activities, and these are periodically reviewed by the Board and, since its formation, the Board Risk Committee.

Further information regarding the Bank's system of risk oversight and management is set out below and also in the Risk Management Report at the beginning of the Bank's 2006 Financial Report.

6a Board Oversight

The Board established the **Board Risk Committee** to focus appropriate attention on the risk management framework of the Bank and the particular significance of risk to the Bank's performance. *(ASX Recommendations 7.1 and 7.3)*

The Board Risk Committee has the following duties and responsibilities:

—review and endorse the Bank's risk management framework and any variations to it, as well as the Bank's risk profile in each of the areas of market, liquidity, equity, credit, regulatory and operational risk. The Committee also reviews developments in markets in which the Bank operates and experience of losses in each risk category to provide confidence that the Bank's policy reflects experience;

—review and endorse the Group's capital management plan, including information on the Group's capital adequacy and economic capital model;

—review and approve matters requiring Board approval, including;

  - significant variations to policies, limits and delegations of authority; and
  - individual transactions beyond the authority delegated to management where these have not been reviewed by the Board;

—review limit and policy breaches to the extent that there are implications for the risk management framework; and

—assess the risk management framework against the expectations of APRA and other regulators.

The Board Risk Committee meets quarterly, with additional meetings as the Chairman of the Committee deems appropriate, with input from the members. The Board Risk Committee has unlimited access to RMD and to senior management of the Group. The Committee also has the power to consult independent experts on any matters within the Committee's scope of responsibility.

During the year, a key focus of the Board Risk Committee was addressing the requirements of the incoming Basel II regulatory framework, including the formation of a Sub-Committee to review implementation.

6b Risk Management Framework

The Bank's approach to risk management is described earlier in this Review and also in some detail in the Risk Management Report in the Bank's 2006 Financial Report.

In brief, the principles followed by the Bank in risk management are:

- Independence – RMD, which is responsible for assessing and monitoring risks across the Group, is independent of the operating areas of the Group, reporting directly to the Managing Director and the Board. RMD authority is required for risk acceptance decisions;
- Centralised Prudential Management – RMD's responsibility covers the whole of the Group. Therefore, it can assess risks from a Group-wide perspective and provide a consistent approach across all operating areas;
- Approval of all new business activities – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets without first consulting RMD. The Division identifies, quantifies and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board;
- Continuous assessment – RMD continually reviews risks to account for changes in market circumstances and the Group's operating areas; and
- Frequent monitoring – Centralised systems exist to allow RMD to monitor credit and market risks daily. RMD staff liaise closely with operating and support Divisions. *(ASX Recommendation 7.1)*

6c Chief Executive Officer and Chief Financial Officer Certification

The Chief Executive Officer and the Chief Financial Officer provide the Board with written confirmation that:

- their statement given to the Board on the integrity of the Bank's financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Bank's risk management and internal compliance and control system is operating efficiently and effectively in all material respects. *(ASX Recommendations 7.2 and 7.3)*

7 Commitment to Shareholders and Informed Market

The Bank believes that shareholders, regulators, ratings agencies and the investment community generally, should be informed of all major business events and risks that influence the Bank in a factual, timely and widely available manner, and that shareholders should be encouraged to participate in general meetings. The Bank has had a Continuous Disclosure Policy since 1994 and it is currently incorporated in the External Communications Policy. This Policy was last updated in August 2005. *(ASX Recommendations 5.1 and 6.1)*

A summary of the External Communications Policy is available on the Bank's website at www.macquarie.com.au. *(ASX Recommendation 5.2)*

7a Communications

It is the Bank's policy that all external communications by the Bank will:

- be factual and subject to internal vetting and authorisation before issue;
- not omit material information; and
- be timely and expressed in a clear and objective manner.

The Bank's Policy on External Communications includes a formal procedure for dealing with potentially price-sensitive information and is designed to meet the Bank's continuous disclosure obligations. This procedure involves referrals to a Continuous Disclosure Committee, including senior management, if required. The Company Secretary, aided by the Bank's Investor Relations function, is responsible for overseeing and co-ordinating disclosure of information to the ASX, shareholders, analysts and brokers, and for educating Voting Directors and staff about the Bank's disclosure policies and procedures. The Policy also deals with the type of information that needs to be addressed, safeguarding confidentiality, dealing with the media and protocols for analyst briefings. *(ASX Recommendations 5.1 and 6.1)*

It is the Bank's policy that any price-sensitive material for public announcement, including annual and interim profit announcements, release of financial reports, presentations to investors and analysts and other prepared investor briefings, will be:

- lodged with the ASX as soon as practical and before external disclosure elsewhere; and
- posted on the Bank's website as soon as practical after lodgement with the ASX.

The Bank's website: www.macquarie.com.au/shareholdercentre contains recent announcements, presentations, past and current reports to shareholders, answers to frequently asked questions and a summary of key financial data. Investors may also register here to receive copies of significant announcements by email as soon as practical after they have been lodged with the ASX.

7b General Meetings

The Bank usually holds its AGM of members of the Bank in July of each year. The Bank will choose a date, venue and time considered convenient to the greatest number of its shareholders. The Bank will also request its auditor to attend each AGM and be available to answer questions about the conduct of the audit, and the preparation and contents of the auditor's report. *(ASX Recommendations 6.1 and 6.2)*

The Notice of Meeting will be accompanied by explanatory notes on the items of business and together they will seek to clearly and accurately explain the nature of business of the meeting. A full copy of the Notice of Meeting will be placed on the Bank's website at www.macquarie.com.au.

Shareholders are encouraged to attend the meeting or, if unable to attend, to vote on the motions proposed by appointing a proxy. The proxy form included with the Notice of Meeting will seek to clearly explain how the proxy form is to be completed and submitted. In 2005, the Bank introduced a facility to allow proxy voting online and this will be available again this year.

Unless specifically stated in the Notice of Meeting, all holders of fully paid ordinary shares are eligible to vote on all resolutions. Holders of Macquarie Income Securities have limited voting rights as set out in the terms of their issue.

The Bank will webcast the formal addresses at its AGM and any other general meetings which may be held, for the benefit of those shareholders unable to be present in person.

8 Ethical Standards

8a Code of Ethics and Conduct

The Bank's Voting Directors and staff are required to maintain high ethical standards of conduct.

The Group's Code of Ethics, Macquarie Bank – What We Stand For, covers the Bank's dealings with external parties and how the Bank operates internally. It is periodically reviewed and fully endorsed by the Board. The Code of Ethics is distributed to all staff and its standards communicated and reinforced at Bank-wide induction programs, presentations to workgroups and annual staff meetings.

In July 2003, the Bank adopted a Code of Conduct (the Code), which incorporates the Group's Code of Ethics and commits the Bank to:

- avoiding or appropriately managing any conflict of interest between the personal interests of a Voting Director or staff member and their responsibility to serve the interests of the Bank and its clients;
- ensuring property, information and position are not misused for personal benefit or to compete with the Bank, and that the Bank's assets are used only for authorised and legitimate business purposes;
- maintaining the confidentiality of information and the privacy of personal information entrusted to the Bank by its clients, employees and others with whom it deals except where disclosure is authorised or required by law;
- ensuring high standards of disclosure and audit integrity in relation to the Bank's activities and financial performance;
- ensuring dealings between the Bank and a client, competitor or supplier are conducted in a lawful and fair manner;
- supporting the charitable, sponsorship and volunteer work of the Macquarie Bank Foundation and the Bank's staff in the communities in which Macquarie operates;
- conducting all of the Bank's business in accordance with applicable laws and regulations in the jurisdictions in which the Bank operates, and in a way that enhances its reputation in those markets; and
- having appropriate responsibility and accountability of individuals for reporting and investigating unethical practices and protecting a person who in good faith makes, or assists someone to make, a report concerning violations of the Code.

The Code is also reflected in, and supported by, a broad range of the Bank's internal policies and procedures. A copy of the Code is available on the Bank's website at www.macquarie.com.au. *(ASX Recommendations 3.1 and 10.1)*

8b Integrity Officer

To strengthen Macquarie's commitment to conducting its business activities in accordance with the highest ethical standards, an Integrity Officer was established in 1998. Paul Robertson, Executive Director and Treasurer of the Bank, was appointed as, and still is, Macquarie's Integrity Officer.

The Integrity Officer serves as an independent point of contact with whom Voting Directors and staff can raise concerns about integrity-related issues. The Integrity Officer reports directly to the Executive Chairman, the Managing Director and the Board Corporate Governance Committee.

The role of the Integrity Officer is to:

— develop and implement strategies in the Australian and international offices to assist Macquarie to properly address issues of integrity in the conduct of its business;

— educate, advise and counsel management and staff regarding integrity issues;

— devise and introduce systems to ensure that claims of integrity breaches and any integrity-related concerns are dealt with impartially, promptly and confidentially; and

— ensure that the rights of all parties are respected and maintained at all times.

Macquarie has established whistleblower policies in accordance with the legislative requirements and best practice recommendations in each of the jurisdictions in which Macquarie operates. The policies aim to provide a working environment that enables employees to voice genuine concerns in relation to:

— a breach of relevant legislation;

— a breach of the Bank's Goals and Values;

— financial malpractice or impropriety or fraud;

— failure to comply with legal obligations;

— danger to health and safety or the environment;

— criminal activity; and

— attempts to conceal any of the above.

(ASX Recommendations 3.1 and 10.1)

8c Staff and Director Trading in the Bank's Securities

The Bank has a formal policy dealing with trading in a Macquarie Bank security which is applicable to all Voting Directors, employees of the Bank or its related entities, contractors whose contract with the Bank is exclusive or of more than three months in duration, and a person over whom an employee or contractor has or is deemed to have investment control or influence. *(ASX Recommendation 3.2)*

Bank employees and Board members may only trade in the Bank's securities during nominated trading 'windows', which are typically of three to five weeks' duration and follow the Bank's announcements of its interim and full year profits and after the AGM. Bank approval is occasionally given for exceptions in cases such as financial hardship. However, at any time, if an individual possesses material non-public price-sensitive information about the Bank, that person is prohibited from dealing in the Bank's securities. The Bank's trading policy also contains dealing protocols regulating Voting Director and staff trading.

In June 2001, the Board also agreed that Board members will generally not sell Bank shares while the shares are subject to an on-market buy-back, not undertake short-term trading in any Bank-related security and not trade in a derivative of a Macquarie security without the prior approval of the Chairman (or the Managing Director in the case of the Chairman).

The Bank's Executive Directors are also not permitted to undertake any action that is designed to minimise the equity risk in relation to their holdings of Bank shares which are part of their profit share allocations held subject to restrictions, or their unvested employee option holdings. NEDs may also not enter into a transaction that operates to limit the economic risk of their Macquarie Bank shareholding below their minimum shareholding requirement.

A copy of the Bank's trading policy is available on the Bank's website at www.macquarie.com.au. *(ASX Recommendation 3.3)*

9 Corporate Governance in Macquarie Managed Funds

An integral part of the success of the Bank's infrastructure funds management business has been its ability to draw upon the resources of the broader Macquarie group, particularly the global advisory team in the Investment Banking Group which contributes strongly in establishing funds, assets sourcing and execution of acquisitions and financings. To safeguard the interests of investors, the Group has applied a governance framework to its specialist funds activities. The key elements of the framework are:

- the boards of the corporate vehicles and the management company/responsible entity of the trusts of listed Macquarie managed funds will have at least 50 per cent independent directors and at least one of the boards in each stapled structure will have a majority of independent directors. The definition of independence is to be consistent with the Bank's definition;
- related party transactions with Group entities are clearly identified and governed by rules requiring they be undertaken on arm's length terms;
- only independent directors make decisions about transactions which involve the Bank or its affiliates as counterparties. The Bank's directors do not vote on related party matters;
- all related party transactions are tested by reference to whether they meet market standards. In particular, fee schedules and mandate terms and conditions are subject to third party expert review, unless the independent directors determine otherwise on the basis of appropriate market information or practice;
- there is a separate Infrastructure and Specialised Funds Division and staff in this area are dedicated to the funds management business. They serve the interests of unitholders and the boards of the funds;
- all recommendations to fund boards are prepared by funds management staff and all information and analysis supporting the recommendations to the boards are reviewed or prepared by funds management staff;
- each listed fund has its own Managing Director or Chief Executive Officer; and
- there is a "Chinese Wall" operating between the infrastructure funds management business and other parts of the Bank.

Similar principles apply to property trusts managed by wholly-owned Group entities.

The Board undertakes to generally oversee funds management subsidiaries within the Macquarie Bank Group. In particular, the Board exercises its general oversight of funds management subsidiaries by:

- requiring all funds management subsidiaries to adopt and maintain a risk management framework and principles similar to that employed by the Bank and thereafter monitoring their compliance with their risk management frameworks and principles;
- requiring Board pre-notification of proposed director nominations to funds management subsidiaries with funds under management above pre-determined thresholds and Executive Committee pre-notification for director nominations to all other funds management subsidiaries; and
- receiving and reviewing appropriate information from the funds management subsidiaries relating to their operations to enable Macquarie to fulfil its oversight function.

While Macquarie exercises general oversight of its funds management subsidiaries, decisions relating to transactions by the funds management entities are made by the directors of the responsible entities of, and companies within, the funds. Where the funds invest in other companies, the responsibility for those companies lies with their boards.

Note: Shading has been used throughout the concise financial report where classifications have changed as a result of the transition to Australian equivalents to International Financial Reporting Standards.

This concise financial report has been derived from the full financial report for the financial year ended 31 March 2006. The full financial report and independent audit report will be sent to members on request, free of charge. Please call (61 2) 8232 3333 and a copy will be forwarded to you. Alternatively, you may access the full financial report, the independent audit report and the concise financial report via the internet at: http://www.macquarie.com.au.

The concise financial report cannot be expected to provide as full an understanding of the income statement, balance sheet and financing and investing activities of Macquarie Bank Limited and its controlled entities as the full financial report.

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Bank Limited ("the Bank"), the Directors submit herewith the balance sheet as at 31 March 2006 and the income statement and the cash flow statements of the Bank and the entities it controlled at the end of, and during, the financial year ended on that date and report as follows:

Directors

At the date of this report, the Directors of the Bank are:

Executive Directors:

D.S. Clarke, AO, Executive Chairman
A.E. Moss, AO, Managing Director and Chief Executive Officer
M.R.G. Johnson, Deputy Chairman
L.G. Cox, AO

Independent Directors*:

J.G. Allpass
P.M. Kirby
C.B. Livingstone
B.R. Martin
H.K. McCann, AM
J.R. Niland, AC
H.M. Nugent, AO

* In accordance with the Bank's definition of independence (as set out in the Corporate Governance Statement contained in the 2006 Annual Review).

The above Directors each held office as a Director of the Bank throughout the financial year ended 31 March 2006.

Those Directors listed as Independent Directors have been independent throughout the financial year ended 31 March 2006.

Details of the qualifications, experience and special responsibilities of the Directors and qualifications and experience of the Company Secretaries at the date of this report are set out in the Directors' Report Schedule 1 following this report.

Directors' Meetings

The number of meetings of the Board of Directors ("the Board") and meetings of Committees of the Board, and the number of meetings attended by each of the Directors of the Bank during the financial year is summarised in the tables below:

	Monthly Board meetings		Special Board meetings	
Board meetings	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke	12	12	8	8
A.E. Moss	12	12	8	8
M.R.G. Johnson	12	12	8	5
L.G. Cox	12	12	8	7
J.G. Allpass	12	12	8	8
P.M. Kirby	12	12	8	8
C.B. Livingstone	12	12	8	6
B.R. Martin	12	11	8	8
H.K. McCann	12	12	8	5
J.R. Niland	12	12	8	8
H.M. Nugent	12	12	8	8

Board committee meetings

	Board Audit and Compliance Committee		Board Corporate Governance Committee		Board Nominating Committee		Board Remuneration Committee		Board Risk Committee	
	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke	–	–	–	–	1	1	7	7	5	5
A.E. Moss	–	–	–	–	–	–	–	–	5	5
M.R.G. Johnson	–	–	4	2	–	–	–	–	5	5
L.G. Cox	–	–	–	–	–	–	–	–	5	5
J.G. Allpass	7	7	–	–	–	–	7	7	5	5
P.M. Kirby	–	–	–	–	–	–	7	7	5	5
C.B. Livingstone	7	7	–	–	–	–	–	–	5	5
B.R. Martin	7	7	–	–	1	1	–	–	5	5
H.K. McCann	7	5	4	4	–	–	–	–	5	5
J.R. Niland	–	–	4	4	–	–	–	–	5	5
H.M. Nugent	–	–	–	–	1	1	7	7	5	5

In addition, there were four special purpose Board Committees and Sub-Committees formed during the year. The Board Sub-Committee to approve a specific property related transaction consisted of Mr Allpass, Mr McCann, Mr Moss and Dr Niland. The Sub-Committee met twice during the year and each of the Sub-Committee members attended both meetings. A Board Sub-Committee was established to conduct due diligence into the Bank's process in complying with Basel II requirements of the Australian Prudential Regulations Authority ("APRA"). The Sub-Committee comprised of Mr Allpass, Ms Livingstone and certain Bank executives. The Sub-Committee met six times during the year with all members in attendance. Another Board Sub-Committee to approve a specific investment banking related transaction comprised of Mr Clarke, Mr Moss, Mr Johnson, Mr Allpass, Mr Kirby, Ms Livingstone, Mr McCann, Dr Niland and Dr Nugent. It met once with all members in attendance.

Principal activities

The principal activities of the Bank and its controlled entities during the financial year ended 31 March 2006 were those of a full service financial services provider offering a complete range of investment banking, commercial banking and retail financial services in Australia and selected financial services offshore. In the opinion of the Directors, there were no significant changes to the principal activities of the Bank and its controlled entities during the financial year under review not otherwise disclosed in this report or the concise financial report.

Result

The financial report for the financial year ended 31 March 2006, and the results herein, are prepared in accordance with Australian Equivalents to International Financial Reporting Standards ("AIFRS") in line with the provisions of AASB 1: *First Time Adoption of Australian equivalents to International Financial Reporting Standards*.

Financial reports of the Bank and economic entity until 31 March 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles ("previous AGAAP"). Previous AGAAP differs in certain respects from AIFRS. When preparing the economic entity's financial report for the year ended 31 March 2006, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments. The Bank and economic entity have taken the exemption available under AASB 1 to apply AASB 132: *Financial Instruments: Disclosure and Presentation* ("AASB 132") and AASB 139: *Financial Instruments: Recognition and Measurement* ("AASB 139") only from 1 April 2005.

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders, under AIFRSs, for the financial year ended 31 March 2006 was $916 million (2005: $812 million).

Dividends and distributions

Subsequent to year end, the Directors have announced a final ordinary dividend of $1.25 per share franked at 100%, in relation to the financial year ended 31 March 2006. The final ordinary dividend is payable on 5 July 2006.

The Bank paid dividends and paid or provided distributions during the financial year as set out in the table below:

Security	Payment date	Payment type	$	In respect of financial year ended/period	
Ordinary shares	1 July 2005	Final & Special	313,157,029	31 March 2005	Paid
	16 December 2005	Interim	207,287,475	31 March 2006	Paid
Macquarie Income Securities	15 April 2005	Periodic	6,856,773	17 January 2005 to 14 April 2005	Paid
	15 July 2005	Periodic	7,419,618	15 April 2005 to 14 July 2005	Paid
	17 October 2005	Periodic	7,571,511	15 July 2005 to 16 October 2005	Paid
	16 January 2006	Periodic	7,329,864	17 October 2005 to 15 January 2006	Paid
	18 April 2006	Periodic	6,024,658	16 January 2006 to 31 March 2006	Provided
Macquarie Income Preferred Securities	15 April 2005	Periodic	29,624,605	22 September 2004 to 14 April 2005	Paid
	17 October 2005	Periodic	25,262,586	15 April 2005 to 14 October 2005	Paid
	18 April 2006	Periodic	23,985,161	15 October 2005 to 31 March 2006	Provided

No other dividends or distributions were declared or paid during the financial year.

State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the Bank and its controlled entities that occurred during the financial year under review not otherwise disclosed in this report or the concise financial report.

Review of operations and financial position

Review of operations and financial result

The consolidated after-tax profit of the Macquarie Bank Group ("the economic entity" or "Macquarie") for the year ended 31 March 2006 was $916 million, an increase of 13% from $812 million in the previous year (which included the profit from the formation of Macquarie Goodman Group (MGQ)).

Earnings per share were $4.00, an increase of 8% from $3.70 in the prior year. Adjusting the 2006 result to remove significant AIFRS impacts, the result under previous AGAAP would have been approximately $972 million, 18% higher than the prior year's AGAAP reported result of $823 million and 33% higher when excluding the $91 million profit on formation of MGQ.

Total operating income for the year ended 31 March 2006 was $4.4 billion, an increase of 17% on the prior year. International income increased by 59% to $A2.0 billion and accounted for 48% of total operating income[1] for the year. International income for the six months to 31 March 2006 was just over 50% of total operating income, a significant milestone for Macquarie.

Trading, fee and commission, and interest income were all up on the previous year. Fee and commission income contributed approximately 56% of total operating income, a rise of 34% on 2005 despite no significant performance fees from specialist funds in the second half of the year.

Total operating expenses for the year to 31 March 2006 were $3,106 million, 20% up on the prior year.

Employment expenses, which account for 77% of total operating expenses, were up 18% to $2,407 million. Employment expenses included options expense of $53 million (2005: $29 million).

Total headcount has increased 25% over the year to 31 March 2006 to 8,183 staff, representing an additional 1,627 staff. The headcount of support areas increased by 33% over the year, representing 571 additional staff.

The majority of staff growth has been outside Australia with international headcount increasing by 770 staff, or 44%, over the past year. By comparison, Australian staff numbers have increased by 18% (857 staff) over the same period.

The expense to income ratio increased slightly from 69.1% in the prior year to 70.7% for the year to 31 March 2006. However these ratios are impacted by the effects of AIFRS and the profit on the formation of Macquarie Goodman Group (MGQ) in the prior year. Adjusting the ratios to remove these effects produces an expense to income ratio for 2006 of 69.7%, which compares with 69.3% in the prior year.

Additional information, including discussion and analysis relating to each of the Bank's operating Groups' performance, is set out in the Chairman's and Managing Director's Report on pages 6–28 of the Bank's 2006 Annual Review.

Financial Position

Macquarie's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised funds and offshore expansion, whilst maintaining counterparty and client confidence. Capital initiatives undertaken by Macquarie during the year represent a fine-tuning of the capital management position, rather than a major shift in capital management strategy.

Although Macquarie adopted AIFRS on 1 April 2005, capital ratios continue to be reported on an AGAAP basis, in line with the transitional arrangements approved by the Australian Prudential Regulation Authority.

[1] Excluding earnings on capital.

The Tier 1 Capital ratio of 12.4% at 31 March 2006 maintains a buffer in excess of the Group's minimum acceptable ratios. Tier 1 Capital before deductions increased by $1,190 million over the year due to organic growth through retained earnings and shares created through the exercise of employee options and this further increased the proportion of Macquarie Income Preferred Securities able to be classified as Tier 1 capital. Tier 1 deductions increased from $808 million to $1,295 million over the year due to the timing of asset acquisitions and disposals. As a result, net Tier 1 Capital grew by 24.6% over this period to $3.6 billion, however a 45.4% growth in risk-weighted assets over the period, resulted in a decrease in the Tier 1 ratio.

Events subsequent to balance date

At the date of this report, the Directors are not aware of any matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the Bank and its controlled entities, the results of those operations or the state of affairs of the Bank and its controlled entities in the financial years subsequent to 31 March 2006 not otherwise disclosed in this report.

Likely developments, business strategies, financial position and prospects

Outlook

Macquarie has had a very good start to the financial year 31 March 2007. Subject to prevailing market conditions continuing, a strong initial public offering and mergers and acquisitions pipeline is expected to continue, with good growth in the specialist funds. The trading businesses are expected to benefit from geographic and product expansion and from continued good equity broking volumes.

Macquarie expects to maintain leading market positions in Australia and focused positions in international markets. Investment banking services in Asia will continue to be rolled out. International income will continue to make an increasingly important contribution.

Macquarie expects to benefit from the recent growth in staff levels and notes that this growth will continue, with an emphasis on international.

Swing factors will include the performance of specialist funds, asset realisations and general market conditions.

The outlook for each of Macquarie's operating groups are documented on pages 10–23 of the 2006 Annual Review.

Medium term outlook

Over the medium term Macquarie will continue to be well placed due to good businesses, the benefits gained from major strategic growth initiatives, committed quality staff, effective prudential controls, continued strong global investor demand for quality assets and growth in the capital base. If market conditions do not deteriorate materially, Macquarie expects continued good growth in revenue and earnings across most businesses, especially the international businesses.

Remuneration Report
Overview

1 Overall Remuneration Objectives

With only incremental variations, Macquarie Bank's executive remuneration approach has been in place since the Bank was founded in 1985.

During that time, the nature of the Bank's activities has changed markedly, most notably with the significant international expansion of the past three years. Nonetheless, the remuneration approach and policies have stood the test of time and remain a significant factor in driving the Bank's performance.

In examining the Bank's remuneration approach, the Board of Directors' overarching goal is to drive shareholder returns over the short and longer term. It does this by focusing on two main objectives.

The first objective is to align the interests of staff and shareholders.

The second objective is to attract and retain high quality staff.

Sections 1.1 and 1.2 outline the guiding principles that support each objective and provide an assessment of the success of the Bank's remuneration approach in achieving each aim.

1.1 Driving Shareholder Returns by Aligning the Interests of Staff and Shareholders

The Bank aims to grow total returns for shareholders by aligning the interests of staff and shareholders by motivating staff through its remuneration policy to:

- increase the Bank's net profit after tax; and
- sustain a high relative return on ordinary equity.

Growing net profit after tax and sustaining a high return on ordinary equity are fundamental drivers of total shareholder returns. These twin objectives encourage staff to expand existing businesses and establish promising new activities.

1.1.1 Principles to Achieve Objective

Four key principles in the Bank's remuneration approach assist with the objective of driving shareholder returns by aligning the interests of staff and shareholders:

- Ensuring a significant amount of remuneration is at risk and solely dependent on performance.
- Creating a profit share pool by a formula that is linked to the key drivers of shareholder returns, namely the Bank's profitability and return on equity in excess of the cost of capital.
- Providing for staff equity purchases or option participation that create identification with shareholder interests.
- Providing retention and deferral arrangements that encourage a long-term commitment to the Bank and hence to shareholders.

These remuneration principles have been incorporated into the design of the remuneration system as set out below. More detail on the remuneration system is provided in section 4 of the report.

Principle 1
Ensuring a significant amount of remuneration is at risk and solely dependent on performance.

This principle is incorporated in the remuneration system through the following features:

- The levels of fixed remuneration for senior executives are relatively modest;
- Profit share allocations and option grants to individual members of staff:
  - Provide substantial incentives for superior performance, but low or no participation for less satisfactory outcomes;
  - Are highly variable, as a result; and
  - Can comprise a high proportion of total remuneration in the case of superior performance (88% to 98% for Executive Committee members in 2006)

Principle 2
Creating a profit share pool by a formula that is linked to the key drivers of shareholder returns, namely the Bank's profitability and return on equity in excess of the cost of capital.

This principle is incorporated in the remuneration system through the following features:

- The overall profit share pool is determined through the application of a formula linked to net profit after tax and excess return on equity;
- The allocation of the pool to individual businesses is based primarily on relative contribution to profits, taking into account capital usage; and
- Subsequent allocations to individuals are determined by individual performance and contribution over the year, based primarily on outcomes contributing to net profit after tax and return on equity.

Principle 3
Providing for staff equity purchases or option participation that create identification with shareholder interests.

This principle is incorporated in the remuneration system through the following features:

- Executive Directors are required to hold the equivalent of 5% (being the deemed after-tax equivalent of 10%) of their annual profit share allocation in shares which cannot be hedged (subject to a cap of the last 5 years remuneration);
- Options with performance hurdles are used, providing Executive Directors with an incentive to maximise the share price; and
- *Various staff share plans are available to encourage broader* staff equity participation.

Principle 4
Providing retention and deferral arrangements that encourage a long-term commitment to the Bank and hence to shareholders.

This principle is incorporated in the remuneration system through the following features:

- The following profit share retention arrangements exist for Executive Directors:
  - 20% of the annual pre-tax profit share allocation is withheld by the Bank until vested (subject to cap of last 5 years remuneration);
  - 5% (being the deemed after-tax equivalent of 10% pre-tax) must be held as unhedged Macquarie Bank shares (subject to a cap of the last 5 years remuneration);
  - Retained amounts do not start to vest until 5 years, and then vest progressively between 5 and 10 years of service;
  - The vested amounts are paid out at 10 years, or earlier, subject to the following point on forfeiture, if the Executive Director ceases employment with the Bank;
  - The retained amounts are subject to forfeiture for a disqualifying event including dishonesty, breach of duty, joining a competitor or taking a team to a competitor;
- Retention provisions also apply to profit share payments made to staff who are not Executive Directors;
- Time-based vesting rules apply to options such that options vest progressively in three equal tranches between two and four years after the date of issue, with an average vesting period of three years.

1.1.2 Success in Achieving Objective

The Board considers that the remuneration approach and its consistency over time have been significant factors in maximising the Bank's growth in earnings and its return on equity. This has, in turn, driven total returns to shareholders. The success of the Bank's remuneration approach in fulfilling the first objective should be assessed against these three benchmarks. Over the past five years, the performance is as follows:

	2002	2003	2004	2005	**2006**
Earnings					
Net Profit After Tax Attributable to Ordinary Equityholders ($ millions)	250	333	494	812	**916**
Basic Earnings per Share (cents per share)	132.8	164.8	233.0	369.6	**400.3**
Return on Equity					
Return on average ordinary shareholders' funds	18.7%	18.0%	22.3%	29.8%	**26.0%**
Total Returns to Shareholders					
Dividend – ongoing (cents per share)	93	93	122	161	**215**
Dividend – special (cents per share)	—	50	—	40	**—**
Share price at 31 March ($)	33.26	24.70	35.80	48.03	**64.68**
Annual Total Shareholder Return	23.7%	(23.1%)	52.8%	39.0%	**40.2%**

Note that throughout this Remuneration Report:

- financial information relating to the year ended 31 March 2006 has been presented in accordance with Australian Equivalents to International Financial Reporting Standards ("AIFRS");
- financial information relating to the year ended 31 March 2005 has been restated in accordance with AIFRS, with the exception of AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement*, which became effective from 1 April 2005; and
- financial information relating to earlier periods has not been restated in accordance with AIFRS, and is therefore presented in accordance with the Australian GAAP prevailing at the time.

In addition to its ability to generate strong results from year-to-year, the Bank's performance is also impressive when measured over longer periods of time.

The Bank's performance on these measures over time are summarised in the table below:

	5 Year Comparison			**10 Year Comparison**		
	2006	2001	Increase/ (Decrease)	**2006**	1996	Increase/ (Decrease)
Earnings						
Net profit after tax ($ millions)	**916**	242	279%	**916**	93	885%
Basic Earnings Per Share (cents per share)	**400.3**	138.9	188%	**400.3**	61.0	556%
Return on Equity						
Return on average ordinary shareholders' funds	**26.0%**	27.1%		**26.0%**	23.1%	
Total Returns to Shareholders						
Share price at 31 March[1] ($ per share)	**64.68**	27.63	134 %	**64.68**	6.50	895%
Ongoing dividend (cents per share)	**215**	93	131%	**215**	34.7	520%
	1 April 2001 – 31 March 2006			29 July 1996[2] – 31 March 2006		
Total Shareholder Return (per cent)	**183%**			**1,343%**		

[1] Except for 1996 share price which is as at 29 July 1996, the date of listing on the ASX.
[2] Date of listing on the ASX.

The data included on the previous page demonstrates that the Bank has clearly performed strongly on each key performance measure over time. This is further supported by the charts included below.

Earnings

Between 1986 (the first full year of operation) and 1996 when the Bank first listed on the Australian Stock Exchange ("ASX"), net profit attributable to ordinary shareholders grew from $13 million to $93 million (an increase of 615%). Over the next decade to 31 March 2006, net profit attributable to ordinary shareholders has further increased to $916 million (an increase of 885%).

The graph below sets out the Bank's profit over the last eleven years, during which it grew by a compound annual growth rate of 25.7%.

Net profit after tax
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Return on Equity

The following table demonstrates that over several different timeframes, Macquarie's return on equity has been consistently high relative to its international Investment Banking competitors.

	Return on Equity		
	1 Year	5 Year Average	10 Year Average[1]
	%	%	%
Macquarie	25.8	23.5	24.9
Competitor	35.9	19.1	18.5
Competitor	21.9	16.2	24.1
Competitor	21.8	16.6	17.3
Competitor	17.2	16.5	21.0
Competitor	15.9	12.0	17.5
Competitor	15.2	15.5	17.2
Competitor	14.9	3.3	5.5
Competitor	12.6	5.6	10.1

Source: Bloomberg (except MBL 1 year ROE based on 2006 data). Note that the Bloomberg methodology for calculating return on equity differs to the Macquarie methodology used elsewhere in the Remuneration Report. No adjustment has been made for different accounting practices between competitor organisations.

[1] Average of most recent ten years, except in cases where ten years of continuous data is not available for a competitor, in which case the longest time period for which continuous data is available for that competitor has been used.

Returns to Shareholders

In the period since listing (29 July 1996 to 31 March 2006), the Bank's total return to shareholders has been better than that of any other company that was in the ASX Top 50 at the time that the Bank listed its shares on the ASX. A shareholder that invested $1,000 in the Bank in 1996 and re-invested dividends would have had an investment worth $14,426 as at 31 March 2006. The Bank's Total Shareholder Return (TSR) has, therefore, been 1,343%.

The graph below show the Bank's TSR since listing, comparing it with the All Ordinaries Accumulation Index.

Macquarie total shareholder return versus the All Ordinaries Accumulation Index

Macquarie Bank total shareholder return
All Ordinaries Accumulation Index[1]



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Indexed to 100 on 29 July 1996

[1]Based on the S&P/ASX500 Accumulation Index from 31 March 2000, prior to this based on the All Ordinaries Accumulation Index.

A comparison is also possible of MBL's TSR over the period since listing against the next best performing companies that were in the ASX Top 50 at the time the Bank listed in July 1996.

Total shareholder return since July 1996
MBL and the nine next best performing top companies in the ASX 50
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All of these indicators suggest that Macquarie has shown superior performance over all timeframes.

1.2 Driving Shareholder Returns by Attracting and Retaining High Quality Staff

The Bank's second overall remuneration objective is to ensure that it attracts and retains high quality staff. It does this by offering a competitive performance-driven remuneration package that encourages both long-term commitment and superior performance.

The Bank is critically dependent on its staff for its ongoing performance and hence its returns to shareholders. Like many professional services organisations, without their skill and experience, performance and hence returns to shareholders would suffer.

This has always been the case. However, the challenges have become even more acute as the Bank has expanded internationally.

1.2.1 Principles to Achieve Objective

Three key principles embedded in the Bank's remuneration approach are designed to achieve this objective of driving shareholder returns by attracting and retaining high quality staff:

- Providing remuneration arrangements which are competitive on a global basis with the Bank's peers;
- Providing consistency over time to ensure staff have the confidence that efforts over multiple years will be rewarded; and
- Providing retention and deferral arrangements that encourage a long-term commitment to the Bank and hence to shareholders.

These remuneration principles have been incorporated into the design of the remuneration system, as set out below, in the case of the first two principles, and as set out in section 1.1.1 above, in the case of the third principle.

Principle 5

Providing remuneration arrangements which are competitive on a global basis with the Bank's peers.

A result of the Bank's international expansion is that it must compete for staff in the world's major financial centres.

International expansion has been a key driver of growth. 48% of the Bank's income is now generated from clients and activities outside Australia and it has steadily grown as a per cent of the total. The following chart demonstrates the growth in the Bank's income, highlighting the increasing proportion of income derived from the Bank's international activities.

Total operating income*
International vs Domestic
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* Excludes earnings on capital

This offshore growth is also reflected in the Bank's mix of staff, with 2,517, or 31% of the Bank's employees based offshore at 31 March 2006. This has increased from 452, or 10% of the total as at 31 March 2001. The following chart demonstrates how the offshore Director level** staff numbers have grown over time, with one-third of Director level staff now located outside Australia.

** Includes Associate Directors, Division Directors and Executive Directors

Headcount – Director level staff
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International ☐ Domestic ☐


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2005/2006 Remuneration expenses as per cent of net income
based on most recent statutory accounts/filings
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Macquarie
Major international investment banking competitors

As a consequence of this international expansion, the Bank's remuneration needs to be broadly in line with that of other investment banks based in major financial centres like New York and London.

While the overall remuneration levels for the Bank's senior staff might seem high relative to some other companies listed on the Australian Stock Exchange, the reality of operating a global investment bank from Australia is that the overall compensation for the Bank's senior staff must be internationally competitive. Losing valued staff for compensation reasons is not in the Bank's or shareholders' interests.

While the Bank recognises that remuneration is not the sole consideration, it is an important factor and total compensation cannot be significantly out of line.

To assist with assessing this issue concerning the competitiveness of remuneration levels, the Board Remuneration Committee, on behalf of the Independent Directors of the Bank, regularly commissions a report by a US office of Towers Perrin, who have expertise in compensation design for financial services firms. Such a report was commissioned in 2006. Towers Perrin's most recent findings are included at section 3.1 of this report.

One of the key benchmarks used by Towers Perrin, and investment banks more generally, to assess overall remuneration is the organisation's compensation to income ratio. The following chart outlines the outcomes for Macquarie Bank on this dimension against that of other international investment banks.

This chart shows that the Bank's remuneration is currently in line with global competitors. Over time, this has also been the case. This demonstrates that the Bank's remuneration policies, including the profit share formula, operate in a manner which yields remuneration outcomes in line with the Bank's global competitors.

In addition, unlike many other organisations, termination entitlements for senior executives (and in fact all staff) are very modest (refer section 4.4).

Principle 6
Providing consistency over time to ensure staff have the confidence that efforts over multiple years will be rewarded.

Many initiatives on which staff work can take a long time – sometimes years – to come to fruition. Because the Bank's remuneration system is outcomes driven, profit share allocations for transactions that are "in progress" are low. Staff must, therefore, have confidence that, when a transaction is completed, potentially some years later, the remuneration system will recognise successful outcomes in the way they anticipated at the outset of the transaction. This requires consistency over time in the way the remuneration system works.

Such consistency has been achieved by incremental change, without the need for dramatic corrections to remuneration policies. For example:

- In 2005, retention rules around Directors' Profit Share were modified as approved by shareholders at last year's AGM and as noted in section 4.2.4; and
- In 2006, a number of changes to Executive Director option performance hurdles were made as described in section 4.3.4.

1.2.2 Success in Achieving Objective
Macquarie has a highly engaged workforce. Engagement at Macquarie is measured bi-annually via a bank-wide staff survey. Macquarie's most recent staff engagement survey placed it in the upper 1.5% of financial services firms globally*. The link between engagement and profitability is compelling with highly engaged organisations realising significant returns in retention and performance.

The Bank's high levels of retention are reflected through its low turnover rates, with turnover at the Director level (Associate Director, Division Director and Executive Director) of less than 6% over the year ended 31 March 2006.

The average tenure of staff at the Director level as at 31 March 2006 is summarised in the following chart. This measure includes accumulated service at acquired companies, for example the acquired Bankers Trust Investment Bank and ING's Asian Equities business.

In spite of the Bank's rapid growth in recent years, this measure shows that as at 31 March 2006, over one-quarter of Director level staff had at least ten years service with the Bank and another third had between five and ten years service.

Directors' tenure


10 yrs+ 27%
Below 3 yrs 26%
3 yrs-5 yrs 14%
5 yrs-10 yrs 33%

* Survey conducted in October 2004 by ISR, a global employee research and consulting firm

2 **Board Oversight of Remuneration**
The Board of Directors has a Board Remuneration Committee whose objective is to assist the Board with the Bank's remuneration policies and practices.

The Board Remuneration Committee currently comprises:

Helen Nugent	Chairman	Independent Non-Executive Director
John Allpass		Independent Non-Executive Director
David Clarke		Executive Chairman
Peter Kirby		Independent Non-Executive Director

The Board Remuneration Committee has a regular meeting cycle and meets more often as needed. The Board Remuneration Committee met seven times over the last financial year with all members in attendance at each meeting.

The responsibilities of the Board Remuneration Committee are set out in a formal charter which is available on the Bank's website.

Board oversight of the approval framework for remuneration recommendations can be summarised as follows:

The **Independent Directors of the Board** approve the following, on the recommendation of the Board Remuneration Committee:

- All individual remuneration/profit share recommendations for members of the Executive Committee and other Executive Voting Directors (including the Executive Chairman and the Managing Director);
- All individual performance option grants to members of the Executive Committee, with the proviso that grants to Executive Voting Directors (including the Executive Chairman and the Managing Director) must be approved by shareholders at the Annual General Meeting; and
- Other remuneration recommendations relating to individuals or groups of individuals which are disclosed or are significant because of their sensitivity or precedent implications.

The **Board of Directors** approve the following, on the recommendation of the Board Remuneration Committee:

- Determination of the total option pool available for annual performance/promotion grants to staff;
- Material changes to the recruitment, retention and termination policies and procedures for the Bank's senior management team (Executive Committee and other Group Heads);
- Recommendations relating to the remuneration framework for the Bank, including the Bank's Non-Executive Directors
- Appropriate levels of delegated responsibility from the Bank's Board to management for remuneration-related policy and practice decisions;
- Remuneration recommendations relating to Non-Executive Directors; and
- Other material changes to remuneration policies.

The **Board Remuneration Committee** approves the following matters:

- All individual remuneration/profit share recommendations for Executive Directors, other than those required to be approved by the Independent Directors of the Board as noted above;
- All individual promotion/performance options grants to staff;
- Remuneration recommendations made outside of policy relating to individuals or groups of individuals (unless required to be approved by the Board);
- Material changes to superannuation/pension arrangements; and
- Changes to remuneration policies not requiring Board approval.

The Board has adopted stringent internal guidelines on Declaring and Dealing with Conflicts of Interest. These are rigidly followed by the Board Remuneration Committee. As a consequence, for example, David Clarke withdraws from matters relating to his remuneration, except where the Committee considers that his involvement is necessary to assist with their deliberations.

The Board Remuneration Committee has access to senior management of the Bank and obtains the advice of external consultants on the appropriateness of remuneration packages and other employment conditions as required.

3 Independent Remuneration Reviews

3.1 Executive Remuneration Review

In 2006, the Board Remuneration Committee, on behalf of the Independent Directors of Macquarie Bank, commissioned an independent review of Executive Director remuneration from a US office of the global remuneration consultants, Towers Perrin.

The review considered the overall approach to remuneration, the extent of alignment with shareholder interests and a comparison of individual remuneration for senior executives where relevant competitor information was available.

Findings from the review include that:

- Macquarie has used essentially the same remuneration system since the Bank was founded;
- The objectives on which Macquarie's remuneration system are built are similar to those cited in other leading global investment banks;
- Macquarie's remuneration system:
  - has assisted Macquarie's top-of-market total shareholder return, return on equity and earnings growth over the past decade;
  - has helped ensure that pay and performance are linked tightly;
  - has several links between executive reward and shareholder value creation;
- Macquarie's remuneration components support its remuneration principles and are very much in line with practices at peer global investment banks:
  - fixed remuneration is modest relative to total compensation, the bulk of which is delivered through variable means (annual and long-term incentives);
  - the annual profit share is based on profit and return on equity;
  - individual profit share awards to executives are highly differentiated based on individual contribution and results;
  - part of the annual incentive is withheld for several years, in part in the form of company equity;
  - equity-based compensation (in the form of options) is used as a long-term incentive for executives;
- Macquarie's program differs from most of its overseas investment banking competitors in that:
  - a much longer vesting period is imposed on Macquarie's deferred profit share;
  - Macquarie uses performance hurdles on its options for Executive Directors whereas typical US practice is either to have options vest solely after the fulfilment of service requirements, or to use restricted shares which also typically vest solely based on service; and
- Macquarie's total remuneration as a percent of income or earnings before tax is in line with other investment banks.

As a result of the review, and after critically evaluating the analyses and conclusions, the Independent Directors of the Board were satisfied that for senior management, compensation was appropriate and that it was structured in a way that encouraged the overall objective of driving short and longer term shareholder returns by aligning the interests of staff with those of shareholders and by attracting and retaining high quality staff.

Following this review, it was concluded that no major changes to the Bank's remuneration policies were necessary and that the emphasis on performance based arrangements (including long term restrictions) had worked well in aligning the interests of staff with shareholders and in delivering long-term shareholder value, as well as assisting with the retention of staff.

However, separately from the Towers Perrin review, Directors determined to make some changes to the hurdle arrangements for options, as outlined in section 4.3.4.

3.2 Non-Executive Director Remuneration Review

As noted in section 5.1 below, the Board's policy is to remunerate Non-Executive Directors in line with comparable companies for the time commitment and responsibilities involved. A comparison with Australian financial organisations is updated annually. In addition, an external review is conducted periodically both as an independent verification of the market comparison and also to provide observations concerning the continuing validity of the methodology.

Such an external review was commissioned in 2006 and conducted by the Sydney office of Mercer Human Resource Consulting. The Board Remuneration Committee and the Board of Directors critically evaluated the analyses and the conclusions reached. The current base and committee fees disclosed in section 5.1 reflect the recommendations of this review, including the introduction of a fee for membership of the Board Risk Committee.

In addition, after consideration of the Mercer review and other feedback from shareholders, the Board decided to remove the contingent fee that was previously a reduction to Non-Executive Director remuneration if a target return on equity figure was not reached. At the same time, the Board determined that shareholding requirements for Non-Executive Directors would be increased. In addition to the requirement that Non-Executive Directors must acquire a minimum holding of 4,000 ordinary shares by three years as a Director, they are now required to extend this holding by 2,000 shares over the next two years, such that they must reach a minimum holding of 6,000 ordinary shares by five years.

4 **Executive Remuneration**

This section describes the remuneration structure for all Executive Directors which includes individuals that have been disclosed in the tables in section 6.2, and the basis on which their remuneration is determined. These remuneration arrangements are broadly consistent with those applied to all Bank staff.

Executive remuneration has three components, each of which is described in further detail in sections 4.1, 4.2 and 4.3 below:

- fixed remuneration in the form of a base salary;
- variable (at risk) performance pay in the form of an annual profit share allocation; and
- a long-term incentive in the form of options.

The Bank also provides a number of staff share plans which executives may elect to participate in – these are outlined in section 4.3.5 below.

4.1 Fixed remuneration

Fixed remuneration takes into consideration the role and market conditions. However, fundamental to the Bank's remuneration philosophy is the principle that a significant amount of remuneration is at risk and dependent upon performance. Consequently the fixed component can be modest when compared to similar roles in other non-investment banking organisations, particularly for Executive Directors.

4.2 Annual Profit Share

4.2.1 Overview

To encourage superior performance, the Bank has a formula-driven profit share scheme for staff, the principles of which have applied since the Bank's inception. The size of the profit sharing pool is determined annually by reference to the Bank's after tax profits and its earnings over and above the estimated cost of capital.

The formula has been stress tested under a variety of profit and return on equity scenarios to ensure that the resulting compensation expense to income ratio remains broadly within the same bounds as for major global Investment Banks (refer chart in section 1.2.1).

Allocation of the total profit sharing pool to individuals is based on their performance and contribution over the year and is subject to an approval framework. Profit share deferral and restriction arrangements also apply.

The effect of this profit sharing mechanism is to provide substantial incentives in relation to superior profitability, but low or no participation for less satisfactory performance. For senior executives, this means that a large part of their remuneration each year is 'at risk' and performance based (although no specific individual performance conditions apply), providing significant alignment of their interests with those of shareholders.

The whole of the profit sharing provision for a financial year is charged against earnings in that year.

4.2.2 Determination

The proportion of after-tax profit and the proportion of earnings in excess of the Bank's cost of capital that are incorporated in the profit share formula are reviewed at least annually. The need for, and any subsequent changes to the formula, are reviewed by the Board Remuneration Committee and approved by the Independent Directors of the Board. However, changes to the formula have been rare so that the calculation has been stable over time.

Net profit after tax and return on capital were selected as the most appropriate performance measures for the following reasons:

- They provide a strong correlation over time with total shareholder returns. This relationship has been re-affirmed recently by independent remuneration consultants, Towers Perrin, in their review of Macquarie's remuneration approach;
- A pool accrues only when results are recognised and flow to Macquarie's operating profits;
- They provide an appropriate incentive because they are elements of performance over which the executives can exercise considerable control; and
- Net profit after tax and return on ordinary capital can both be substantiated using information that is disclosed in audited financial accounts, providing confidence in the integrity of the remuneration system from both a shareholder's and the staff's perspective.

While the profit share pool is formula-driven, the Board has certain discretions, as follows:

- to change the quantum of the pool to reflect external factors if deemed to be in the Bank's and shareholders' interests. Historically, the Board has made no material alteration to the quantum derived under the profit share formula; and
- to defer the payment of profit share amounts to a subsequent year at a Group, business or individual level where it is in the interests of the Bank and shareholders to do so. The Board has exercised its discretion in relation to deferral, including for 2005 and 2006. However, the deferred amounts are always expensed in the year in which the profits are generated.

4.2.3 Allocation

The profit sharing pool is allocated to business areas based primarily on relative contribution to profits taking into account capital usage, and then to individuals within the business areas.

Allocations to individuals are based on their performance and contribution over the year. Individual allocations are primarily linked to outcomes actually achieved in the current year that contribute directly to net profit after tax and excess return on ordinary equity, the drivers that determine the total profit sharing pool and returns to shareholders.

Decisions on allocations to individual Executive Directors occur after consultation between the Managing Director and the relevant Group Head. Individual profit share allocations are approved for Executive Directors as follows:

- recommendations relating to the Chairman, Managing Director, other Executive Committee members and any other Voting Executive Directors of the Bank are approved by the Independent Directors of the Board; and
- recommendations relating to all other Executive Directors are approved by the Board Remuneration Committee on behalf of the Board (2006: 213 Executive Directors).

4.2.4 Retention

Profit share deferral and restriction arrangements on part of the annual profit share exist to encourage a long-term perspective and commitment from employees. It also encourages alignment with the longer term interests of shareholders. These Directors' Profit Share (DPS) arrangements exist for the 213 staff at the "Executive Director" level (including all the individual executives named in the tables in section 6.2).

Changes to the DPS arrangements were approved by shareholders at the 2005 Annual General Meeting. The new DPS Plan, under which retention operates on a pre-tax basis, was introduced to reduce the complexity of the retention arrangements and assist with compliance requirements in the increasing number of international jurisdictions in which the Bank now operates.

The DPS Plan remains a fundamental tool in the Bank's retention and alignment strategies, encompassing both long term retention arrangements, as described in the remainder of this section, and minimum shareholding requirements, as described in section 4.2.5 below.

Under the new DPS Plan, 20% of each Executive Director's annual gross cash incentive is withheld and is subject to restrictions.

The amounts retained under the DPS Plan begin to vest after five years of service as an Executive Director and fully vest after 10 years. Vested amounts are then released to an Executive Director at the earliest of the Executive Director ceasing employment and the end of a 10 year period.

Assuming continued employment with the Bank, a rolling 10 year retention always exists e.g. amounts retained in year 1 will be released in year 11, amounts retained in year 2 will be released in year 12, and so on.

The retained amounts are subject to forfeiture should a disqualifying event occur. An Executive Director will not be entitled to any of their retained DPS (or any future notional income or capital growth on their Retained DPS) if the Board or the Executive Committee, in its absolute discretion, determines that the Executive has:

- Committed an act of dishonesty; or
- Committed a significant and wilful breach of duty that causes significant damage to the Bank; or
- Left employment with the Bank to join a competitor of the group; or
- Taken a team of staff to a competitor or been instrumental in causing a team to go to a competitor.

The retained amounts for all Executive Directors are currently notionally invested in a general portfolio comprising a mix of cash and equity investments in various specialist funds managed by the Bank. From 2006 onwards, changes will be made for certain Executive Directors such that retained DPS will be notionally invested in the specialist funds for which they are responsible.

The new DPS Plan replaced the DPS Trust Scheme which operated from 1998 to 2004. Under the former DPS Trust Scheme, the retention arrangements operated on a post tax basis and Executive Directors were required to hold Bank shares within the Scheme. All balances held under the former DPS Trust Scheme are being transitioned to the new DPS Plan over three years under transition arrangements which ensure the required balances are retained.

4.2.5 Shareholding Requirements

As part of the new DPS Plan, Executive Directors are required to hold MBL shares equivalent to the aggregate of 5% (being the deemed after tax equivalent of 10%) of their annual gross DPS allocation for the past 5 years (for the wider Executive Director population) or 10 years (for Executive Committee members).

The requirements are being phased in and apply from the 2004 DPS allocation (or for new Executive Directors, from their first DPS year) such that it is a requirement, once fully transitioned, to hold a rolling 5 or 10 year investment in shares, as applicable.

The shares held under this requirement provide a direct alignment of the interests of Executive Directors with that of shareholders. These shares cannot be hedged.

4.3 Other Equity

Principle 3 outlined in section 1.1.1 above indicated the Bank's commitment to creating alignment with shareholders by encouraging equity purchases and option participation.

Because minimum equity purchases are a requirement of the annual profit share scheme, provisions in relation to this component have been dealt with in section 4.2.5.

This section of the report, therefore, focuses on options and other staff equity participation schemes.

4.3.1 Overview of the Use of Options

Use of equity, including options, is common market practice in investment banking for senior executive remuneration to ensure a strong motivation exists to increase the market value of shares. This ensures significant alignment with longer term shareholder interests.

The Bank uses options to provide a long term equity incentive for senior staff.

For Executive Directors, options are used in conjunction with the mandatory investment of part of the annual profit share allocation into shares to achieve direct alignment with shareholder interests over the long term.

The Board Remuneration Committee and the Independent Directors of the Board believe that options are the most appropriate form of long term equity incentive to reinforce alignment with shareholders' interests. Although options are dilutive if exercised, no economic cost occurs to shareholders if they are not exercised.

As noted in the Executive Remuneration review performed by the independent remuneration consultants, Towers Perrin, the option plans of most global Investment Banks do not incorporate performance hurdles. In contrast, Macquarie imposes performance hurdles on Executive Director options, as outlined in section 4.3.4 below.

The Plan
The Bank has had an Employee Option Plan (the Plan) in place since 1995 with only minor amendments to the Plan rules being made over that time. Staff eligible to participate are those at Associate Director level and above. At 31 March 2006, there were 1,825 (2005: 1,536) participants in the Plan.

Key Terms Including Vesting Rules
Five year options over fully paid unissued ordinary shares in the Bank are issued under the Plan for no consideration and are granted with an exercise price set at the prevailing market price. Options vest progressively over time, with similar rules applying to new starters and existing employees as follows:

- For new starters, options vest in three tranches as to one third of each grant after the second, third and fourth anniversaries of the date of commencement of employment; and
- For existing employees, options vest in three tranches as to one-third of each grant on 1 July two, three and four years after the allocation of the options.

In other words, the average option vesting period is three years.

However, vested options can only be exercised by Executive Directors if the relevant performance condition is also satisfied.

The fact that Macquarie only issues options with an exercise price set at the prevailing market price means that increased shareholder wealth is required for options to have any value to the executive. Therefore, unlike other arrangements such as performance rights/shares, options are only valuable if the share price rises above the prevailing market price at the time of the grant. Over and above the performance hurdles, the exercise price, therefore, acts as an embedded share price hurdle (being the price which must be paid to exercise the option).

Hedging
Executive Directors are not permitted to undertake any action that is designed to minimise the equity risk in relation to their unvested employee option holdings.

4.3.2 Determination
The Board approves the maximum number of options to be allocated each year as part of the annual remuneration review process. This determination has regard to the limits on the number of options that may be on issue at any point in time and the Bank's overall remuneration policies.

While the overall level of options on issue may seem high relative to some other ASX listed companies, the Bank's options as a proportion of its capital relative to its global competitors in the investment banking industry is relatively modest:

2005/2006 Options/shares under equity plans as a percentage of overall diluted capital
Based on most recent statutory accounts, public filings
%



40
35
30
25
20
15
10
5
0
Macquarie
Major international investment banking competitors

The above chart measures the number of outstanding shares, options, or other equity instruments issued under a company's equity plan, expressed as a percentage of the diluted number of total shares outstanding.

4.3.3 Allocation

Once the Board has approved the annual maximum number of options to be granted, the majority of these options are allocated to individual executives in broadly the same manner as annual cash incentives (i.e. allocated on the basis of current year performance).

In other words, because the annual cash incentive is performance and outcomes driven, the annual options grant is also outcomes and performance based and related to performance in the year of allocation.

Options are also allocated to staff on promotion to the various Director levels:

- Executive Director;
- Division Director; and
- Associate Director.

New recruits at each of these Director levels are also granted options, with the number allocated depending on the Director level.

Option allocations reflect those individuals' advancement and longer term performance. Allocations are approved via the same process as the annual profit share allocation (see section 4.2.3) except that:

- the Board Remuneration Committee reviews or approves all performance/promotion option grants to staff; and
- option grants to Executive Voting Directors must also be approved by shareholders at the AGM.

4.3.4 Performance Measures

Overview of the Performance Hurdle

Options granted to Executive Directors are subject to a performance condition which must be satisfied for the options to be exercised. In contrast to this, the independent remuneration consultant Towers Perrin confirmed that many of the Bank's overseas competitors have historically not had performance hurdles attached to their long term incentive plans, including their option schemes.

As has been the case for several years, the performance hurdle requires that the Bank's 3 year average return on equity exceeds the 3 year average return on equity of a reference group of companies at a certain percentile level. This hurdle operates in addition to both the time vesting rules and the embedded share price hurdle, as noted above in section 4.3.1.

Changes to the Performance Hurdle

As highlighted in the table below, the Bank has decided to make two changes in relation to Executive Director option grants:

- The Reference Index has been changed from the S&P/ASX 300 Industrials Index to the S&P/ASX 100 Index (as explained further below); and
- The Bank has chosen to eliminate retesting such that options which do not satisfy the performance hurdle at the time of vesting will be unable to be exercised, with no further opportunities to test the hurdle.

These two changes will only apply to future option grants. No retrospective applications will occur for grants made prior to the 2006 performance/promotions grants.

Details of the Performance Hurdle
The following table sets out the key parameters of:

- the performance hurdle which currently applies to option grants to Executive Committee members and Executive Voting Directors (and has applied since November 2004); and
- the proposed performance hurdle which will apply to the 2006 performance and promotion grants to Executive Committee members and Executive Voting Directors and future grants thereafter.

	For options issued in the period:	
	November 2004 – July/August 2006 (Previous Hurdle)	July/August 2006 – (New Hurdle)
Basis of Hurdle	Macquarie's 3 year average return on ordinary equity versus companies in Reference Index	Macquarie's 3 year average return on ordinary equity versus companies in Reference Index
Reference Index	S&P/ASX 300 Industrials Index	S&P/ASX 100 Index
Performance Level Required to Meet Hurdle	*Above the 65th percentile**	*Above the 65th percentile*
Application of Retesting	Retesting of performance hurdle on a quarterly basis until expiry.	No retesting. Performance hurdle tested once only (at time of vesting).

* From mid-2002 to November 2004 the hurdle applied was the same as the Previous Hurdle in the table, except that the performance level required to satisfy the hurdle was "at or above the 65th percentile" rather than "above the 65th percentile".

The conditions imposed on options issued to Executive Directors who are not members of the Bank's Executive Committee or the Board are identical to those summarised in the table above, with the exception that the hurdle is the 50th percentile rather than the 65th percentile. This reflects the fact that these Executive Directors have less capacity to influence the Bank's overall results and, individually, have less influence over the level of the Bank's capital.

Reasons for Selection of Performance Hurdle Components

Component	Reason selected
Basis of Hurdle	**Return on ordinary equity** has been chosen as the appropriate hurdle for the following reasons: – It is correlated with total shareholder returns. Encouraging superior performance, as measured by return on ordinary equity, will generally lead to superior shareholder returns, thereby creating alignment with shareholders' interests. – Executives have a greater ability to affect return on ordinary equity performance through their decisions than total shareholder returns (which can be influenced by many external factors), thereby increasing staff motivation. – Return on ordinary equity is based on auditable financial accounts and is not subject to non-Macquarie specific changes in market valuations. – Using total shareholder returns could result in fluctuations in remuneration arrangements that could have unintended consequences such as staff departures (in the event of short term negative sentiment) or excessive remuneration unrelated to staff performance. – As noted by the independent remuneration consultant, Towers Perrin, it is an essential measure in any business utilising capital. The incentives should ensure that the focus on earnings growth alone does not lead to the destruction of value.
Reference Index	**S&P/ASX 300 Industrials Index** was initially chosen since the Bank has few, if any, direct comparables and the S&P/ASX 300 Industrials Index is a widely recognised index of Australian larger listed companies. The changing to a narrower group of companies, the **S&P/ASX 100 Index**, is in recognition of the increase in the Bank's market capitalisation.
Performance Level Required	Above the **65th percentile** was chosen as it was considered a challenging medium to long-term target, noting that if the hurdle is not met, none of the relevant options are able to be exercised.

Calculation Methodology
In assessing whether the Bank's performance is above these hurdles, the Bank obtains data from external sources and, where required, supplements this with data published by the individual companies. The percentile ranking of the Bank based on the three year average annual return on ordinary equity against all companies in the applicable reference index is then determined quarterly. This method of assessment was selected because the data is readily available and easily computed.

4.3.5 Staff Share Plans
In addition to the schemes already outlined, the Bank has a number of employee share plans that encourage share ownership by providing concessional tax treatment for shares acquired by employees under the plans.

Employee Share Plan
The Macquarie Bank Employee Share Plan (ESP) was approved by shareholders in 1997. Eligible employees in Australia are offered up to $1,000 worth of fully paid ordinary Bank shares for no cash payment.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Bank or a subsidiary of the Bank. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which the Bank's shares are traded on the ASX on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

Staff Share Acquisition Plan
The Macquarie Bank Staff Share Acquisition Plan (MBSSAP) was approved by shareholders in 1999. Eligible employees in Australia are given the opportunity to nominate an amount of their pre-tax available profit share to purchase fully paid ordinary Bank shares. Shares are acquired on-market at prevailing market prices. Any applicable brokerage, workers' compensation premiums and payroll tax are to the employee's account.

Shares held in the MBSSAP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related company;
- upon request by the employee (after the expiration of the non-disposal period); and
- ten years from the date that the shares are registered in an employee's name.

Shares held via the MBSSAP may be forfeited if an employee is dismissed with cause or commits fraud or theft or otherwise brings the Bank into disrepute.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

Executive Director Share Acquisition Plan
The Macquarie Bank Executive Director Share Acquisition Plan (MBEDSAP) previously existed as a sub-plan of the MBSSAP.

The MBEDSAP operated in a similar way to the main MBSSAP except that it employed the more extensive DPS Scheme restriction and forfeiture clauses instead of the corresponding main MBSSAP clauses, and it enabled amounts invested into it by Executive Directors to count towards their MBL shareholding requirement under the DPS Scheme.

The MBEDSAP ceased to operate in 2005. All shares held under the MBEDSAP were transferred to the MBSSAP in 2005.

4.4 Terminations
The employment contracts with each of the executives named in the table in section 6.2 are ongoing and provide for termination of employment by the Bank or the executive giving four weeks notice. Under relevant legislation, executives given notice by the Bank would also be entitled to an additional week's notice where they are over 45 years of age. Subject to employment laws in the jurisdictions in which the Bank operates, the same arrangements generally apply to all executives at Executive Director level although minor variations exist.

5. Non-Executive Director Remuneration

5.1 Board and Committee Fees
The Bank's Non-Executive Directors are remunerated for their services from the maximum aggregate amount (currently $2,000,000 p.a.) approved by shareholders for that purpose. Executive Directors are not remunerated for acting as Directors.

The Board's policy is to remunerate Non-Executive Directors at market rates for relevant Australian financial organisations for the time commitment and responsibilities involved. This comparison to market rates is updated annually. In addition, an external review was conducted in early 2006 to ensure that the Non-Executive Directors' remuneration was in line with relevant benchmark organisations and to ensure that the methodology and framework employed was appropriate. More information on this review is provided in section 3.2 above.

Current per annum rates for Non-Executive Directors are as set out in the table below:

	Board	Board Risk Committee	Board Audit & Compliance Committee	Board Remuneration Committee	Board Corporate Governance Committee	Board Nominating Committee
Chairman	N/A*	N/A*	$56,000	$34,000	$28,000	N/A*
Member	$175,000	$14,000	$28,000	$17,000	$14,000	$4,500

* These roles are not currently filled by Non-Executive Directors.

These base and committee fees are paid quarterly. Non-Executive Directors may elect to receive their remuneration, in part, in the form of superannuation contributions and by way of the Bank's fully paid ordinary shares issued via the NEDSAP (refer below).

Prior to 30 June 2005, after which the scheme was eliminated, one-sixth of the base fee for Non-Executive Directors was deferred until after year-end. Payment of this one-sixth component of the base fee was only made if the Bank's average annual return on ordinary equity for the previous three financial years was above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

The amount at risk for the last year that this arrangement applied, being the year ended 30 June 2005, was capped at a maximum of $28,333 and was a deduction from, rather than an addition to, Non-Executive Directors' remuneration.

At the time this arrangement was in place, the Bank considered it appropriate to use the same return on ordinary equity performance hurdle that then applied to the exercise of options granted to Executive Voting Directors to assess whether the full base fees should be paid to the Bank's Non-Executive Directors. The same reasons for using the benchmark outlined in section 4.3.4 existed for Non-Executive Directors.

The percentile ranking of the Bank based on the three year average annual return on ordinary equity against all companies in the then S&P/ASX 300 Industrials Index was determined each year after the Bank's full year results were published based on data from external sources and supplemented, where required, with data published by the individual companies. This method of assessment was selected because the data is readily available and easily computed.

If the base fee was not reduced, the one-sixth deferred portion of the base fee was paid and was required to be contributed towards acquiring Bank shares via the Macquarie Bank Non-Executive Director Share Acquisition Plan (NEDSAP). The NEDSAP was approved at the Bank's 1999 AGM and shares under the NEDSAP are acquired on-market at prevailing market prices. The Bank was granted an ASX listing rule waiver to allow Non-Executive Directors' remuneration to be structured in this manner.

This performance element of Non-Executive Director remuneration was removed with effect from 1 July 2005. At the same time, the minimum shareholding requirements applicable to Non-Executive Directors were supplemented with an additional requirement, as outlined in the following section. The NEDSAP remains in place as a mechanism for the Non-Executive Directors to acquire additional fully paid ordinary shares in the Bank, for example to meet these minimum shareholding requirements.

5.2 Shareholding Requirements

In order to encourage long-term commitment and more closely align the interests of the Board with shareholders, the Board has a minimum shareholding requirement for Non-Executive Directors.

Under the minimum shareholding requirement, Non-Executive Directors are required to acquire and maintain a minimum shareholding in the Bank, which they are allowed to accumulate over a certain period of time. These minimum holdings may be contributed via participation in the NEDSAP.

As in previous years, Non-Executive Directors are required to acquire and maintain a holding of 4,000 fully paid ordinary shares, which they may accumulate over three years. This year, an additional test was introduced such that they are required to extend this holding by an additional 2,000 shares over the next two years, such that they maintain a holding of 6,000 fully paid ordinary shares which they may accumulate over five years.

5.3 Terminations

There are no termination payments to Non-Executive Directors on their retirement from office (and never have been) other than payments relating to their accrued superannuation contributions comprising part of their remuneration.

6. Director & Key Management Personnel Remuneration & Other Disclosures

6.1 Key Management Personnel

The following persons were voting directors of Macquarie Bank Limited during the financial years ended 31 March 2006 and 31 March 2005, unless otherwise indicated:

Executive Directors:

D.S. Clarke, AO* Executive Chairman
A.E. Moss, AO* Managing Director and Chief Executive Officer
M.R.G. Johnson* Deputy Chairman
L.G. Cox, AO

*Independent Non-Executive Directors:***

J.G. Allpass
P.M. Kirby
C.B. Livingstone
B.R. Martin
H.K. McCann, AM
J.R. Niland, AC
H.M. Nugent, AO

In addition to the Executive Directors listed above, the following persons also had authority and responsibility for planning, directing and controlling the activities of the Bank and its controlled entities during the financial years ended 31 March 2006 and 31 March 2005, unless otherwise indicated.

Executives:

J.K. Burke* Group Head, Equity Markets Group (appointed 1 October 2005)
M. Carapiet* Joint Head, Corporate Finance, Investment Banking Group (appointed 3 March 2005)
A.J. Downe* Group Head, Treasury and Commodities Group
P.J. Maher* Group Head, Financial Services Group
N.R. Minogue* Group Head, Risk Management Division
N.W. Moore* Group Head, Investment Banking Group
W.J. Moss, AM* Group Head, Banking and Property Group
W.R. Sheppard* Deputy Managing Director
G.C. Ward* Group Head, Corporate Affairs Group and Chief Financial Officer (appointed 3 March 2005)
O. Weiss Former Group Head, Equity Markets Group (retired as Group Head on 30 September 2005, retired from the Executive Committee on 4 October 2005, and ceased employment with the Bank on 31 March 2006)

* Current members of the Bank's Executive Committee.

** In accordance with the Bank's definition of independence (as set out in the Corporate Governance Statement contained in the 2006 Annual Review). Those Directors listed as Independent Directors have been independent throughout the financial year ended 31 March 2006.

The remuneration and other related party disclosures included in the Remuneration Report have been prepared in compliance with AASB 124: *Related Party Disclosures*. For the purposes of these disclosures, all the individuals listed above have been determined to be Key Management Personnel, as defined by the Accounting Standard. It is important to note that the Bank's Independent Non-Executive Directors are specifically required to be included as Key Management Personnel. However, the Independent Directors do not consider that they are part of 'management'.

The remuneration arrangements for all of the persons listed above as Executive Directors or Executives are described in section 4 above.

The remuneration arrangements for all of the persons listed above as Independent Non-Executive Directors are described in section 5 above.

6.2 Remuneration

The individuals identified above as Key Management Personnel include the five highest remunerated Company Executives and Relevant Group Executives.

The term 'remuneration' has been used in the Remuneration Report. This term has the same meaning as the alternative term 'compensation', as defined in AASB 124: *Related Party Disclosures*.

In accordance with the requirements of AASB 124: *Related Party Disclosures*, the remuneration disclosures in the remuneration tables for the year ended 31 March 2006 and the year ended 31 March 2005, only include remuneration relating to the portion of the relevant periods that each individual was a Key Management Person.

This approach can be distortive in making year-on-year remuneration comparisons, and so the following supplementary information has been included to convert the pro-rated AASB 124 disclosures detailed in the tables below to full-year remuneration totals that are more comparable in assessing year-on-year remuneration levels:

	Year ended 31 March 2006 $	Year ended 31 March 2005 $
Total remuneration for Key Management Personnel as disclosed in individual remuneration tables below	**138,905,419**	101,993,937
Adjustment to convert remuneration disclosures to a full-year basis for individuals who were Key Management Personnel at any time during 2006 (2006: J.K. Burke, O. Weiss; 2005: J .K. Burke, M. Carapiet, G.C. Ward)	**4,436,700**	21,170,187
Total full-year remuneration for individuals who were Key Management Personnel at any time during 2006	**143,342,119**	123,164,124

This shows that the full year remuneration of those individuals who were regarded as Key Management Personnel at any time during the financial year ended 31 March 2006 increased from $123,164,124 in the year ended 31 March 2005 to $143,342,119 in the year ended 31 March 2006.

6.2 **Remuneration** continued

For the year ended 31 March 2006

		Short-Term Employee Benefits			Long Term Employee Benefits	Share-Based Payments	Total remuneration	Percentage of remuneration that consists of options
Name and position	Salary and fees (including super-annuation) $	Performance related remuneration[(a)] $	Other benefits[(b)] $	Total short-term employee benefits $	Restricted profit share[(c)] $	Options[(d)] $	$	%
Executive Directors								
D.S. Clarke	335,302	8,705,750	—	9,041,052	2,118,970	256,478	11,416,500	2.25
L.G. Cox	395,427	764,938	—	1,160,365	189,645	29,488	1,379,498	2.14
M.R.G. Johnson	229,922	1,622,341	—	1,852,263	376,754	131,537	2,360,554	5.57
A.E. Moss	670,604	15,833,577	—	16,504,181	3,836,941	869,227	21,210,349	4.10
Non-Executive Directors								
J.G. Allpass	238,833	7,083	80,800	326,716	—	—	326,716	—
P.M. Kirby	193,167	7,083	—	200,250	—	—	200,250	—
C.B. Livingstone	214,000	7,083	24,150	245,233	—	—	245,233	—
B.R. Martin	209,167	7,083	28,500	244,750	—	—	244,750	—
H.K. McCann	232,167	7,083	—	239,250	—	—	239,250	—
J.R. Niland	190,917	7,083	—	198,000	—	—	198,000	—
H.M. Nugent	213,667	7,083	—	220,750	—	—	220,750	—
Executives								
J. K. Burke[(e)]	189,367	2,993,893	—	3,183,260	744,574	168,380	4,096,214	4.11
M. Carapiet	383,202	11,928,991	—	12,312,193	2,919,846	653,685	15,885,724	4.11
A.J. Downe	479,003	10,696,997	—	11,176,000	2,637,280	448,377	14,261,657	3.14
P.J. Maher	455,053	2,668,905	—	3,123,958	659,320	227,940	4,011,218	5.68
N.R. Minogue	419,376	3,035,033	—	3,454,409	753,509	235,059	4,442,977	5.29
N.W. Moore	517,323	15,355,754	—	15,873,077	3,749,835	958,187	20,581,099	4.66
W.J. Moss	479,003	11,118,063	—	11,597,066	2,712,631	695,183	15,004,880	4.63
W.R. Sheppard	517,786	4,307,791	—	4,825,577	1,036,074	343,925	6,205,576	5.54
G.C. Ward	431,103	2,675,574	—	3,106,677	659,320	204,529	3,970,526	5.15
Former								
O. Weiss[(f)]	242,342	9,485,101	—	9,727,443	2,307,620	368,635	12,403,698	2.97
Total remuneration	**7,236,731**	**101,242,289**	**133,450**	**108,612,470**	**24,702,319**	**5,590,630**	**138,905,419**	

[(a)] For the Non-Executive Directors, the only performance related remuneration is the one-sixth component of the base annual fees which, as explained in section 5.1 above, was removed with effect from 1 July 2005. It was therefore only in place for the first three months of the year ended 31 March 2006.

[(b)] Other benefits for Non-Executive Directors include due diligence committee fees paid to Mr Allpass of $16,000, fees paid to Mr Allpass and Mr Martin for Compliance Committee duties for certain of the Bank's subsidiaries (Macquarie Investment Management Limited and Macquarie Investment Services Limited), and fees paid to Mr Allpass and Ms Livingstone for work performed in relation to the Basel II Board Sub-Committee.

[(c)] This is the retained amount relating to current year profit share allocations, which is deferred to future periods as described in section 4.2.4 above.

[(d)] This amount has been calculated on the basis as described in note 1 (xviii) Share based payments to the 2006 Financial Report. Prior option grants for each individual have been measured at their grant dates based on each grant's fair value, and this amount is recognised evenly over the relevant vesting period. Therefore, the amounts included in this table are not able to be derived directly from the disclosures in section 6.4.

[(e)] Mr Burke was appointed Group Head, Equity Markets Group and became a member of the Executive Committee on 1 October 2005.

[(f)] Mr Weiss retired from the Executive Committee on 4 October 2005. Mr Weiss has not yet become entitled to his vested retained profit share of $8,144,471. This will be made available to him on or before 1 October 2006, provided that a disqualifying event has not occurred.

6.2 Remuneration continued

Amounts of restricted profit share released to Executive Voting Directors through the transition to the new DPS arrangements described above in section 4.2.4 are included below in section 6.3. Amounts released to other Executives who are Key Management Personnel are as follows:

	$
Executives	
J. K. Burke	753,509
M. Carapiet	659,320
A.J. Downe	612,226
P.J. Maher	235,471
N.R. Minogue	235,471
N.W. Moore	2,046,005
W.J. Moss	1,773,828
W.R. Sheppard	2,114,191
G.C. Ward	160,121
Former	
O. Weiss	1,096,976

These amounts represent restricted profit share that was released subsequent to the approval at the 2005 AGM. Refer to section 4.2.4 and the 2005 Notice of Meeting. The above Executives are subject to continuing retention under the new scheme.

6.2 **Remuneration** continued

For the year ended 31 March 2005

	Short-Term Employee Benefits				Long Term Employee Benefits	Share-Based Payments	Total remuneration	Percentage of remuneration that consists of options
Name and position	**Salary and fees (including super-annuation) $**	**Performance related remuneration [a], [b] $**	**Other benefits [c] $**	**Total short-term employee benefits $**	**Restricted profit share [b] $**	**Options [d] $**	**$**	**%**
Executive Directors								
D.S. Clarke	335,394	7,347,661	–	7,683,055	1,813,625	237,778	9,734,458	2.44
L.G. Cox	395,430	455,149	–	850,579	113,787	9,559	973,925	0.98
M.R.G. Johnson	229,984	1,371,157	–	1,601,141	320,241	112,209	2,033,591	5.52
A.E. Moss	670,789	13,982,899	–	14,653,688	3,453,857	457,486	18,565,031	2.46
Non-Executive Directors								
J.G. Allpass	204,375	28,000	55,906	288,281	–	–	288,281	–
P.M. Kirby	152,875	28,000	–	180,875	–	–	180,875	–
C.B. Livingstone	165,750	28,000	–	193,750	–	–	193,750	–
B.R. Martin	170,225	28,000	25,938	224,163	–	–	224,163	–
H.K. McCann	191,500	28,000	–	219,500	–	–	219,500	–
J.R. Niland	152,875	28,000	–	180,875	–	–	180,875	–
H.M. Nugent	170,225	28,000	–	198,225	–	–	198,225	–
Executives								
M. Carapiet [e]	29,248	749,304	–	778,552	186,864	30,822	996,238	3.09
A.J. Downe	479,135	7,555,823	–	8,034,958	1,883,771	436,693	10,355,422	4.22
P.J. Maher	455,178	2,260,526	–	2,715,704	565,131	219,150	3,499,985	6.26
N.R. Minogue	383,922	2,264,948	–	2,648,870	565,131	189,142	3,403,143	5.56
N.W. Moore	517,465	13,641,348	–	14,158,813	3,390,788	679,339	18,228,940	3.73
W.J. Moss	479,135	11,380,300	–	11,859,435	2,825,657	467,357	15,152,449	3.08
W.R. Sheppard	517,465	4,022,508	–	4,539,973	979,561	311,725	5,831,259	5.35
G.C. Ward [e]	32,904	137,992	–	170,896	34,498	11,627	217,021	5.36
O. Weiss	479,135	8,564,993	–	9,044,128	2,119,243	353,435	11,516,806	3.07
Total remuneration	6,213,009	73,930,608	81,844	80,225,461	18,252,154	3,516,322	101,993,937	

[a] For the Non-Executive Directors, the only performance related remuneration in the year ended 31 March 2005 was the one-sixth component of the base annual fees which, as explained in section 5.1 above, was removed with effect from 1 July 2005.

[b] Restricted profit share is the retained amount relating to current year profit share allocations, which is deferred to future periods as described in section 4.2.4 above. The split between performance related remuneration and restricted profit share for the year ended 31 March 2005 was previously disclosed on the basis of 30% retention. This table has been restated to reflect the change approved at the AGM, which reduced this retention rate to 20%. A separate minimum shareholding requirement applies to 5% (being the deemed after tax equivalent of 10%) as set out in section 4.2.5 above. This was also approved at the 2005 AGM.

[c] Other benefits for non-executive directors include due diligence committee fees paid to Mr Allpass of $17,000, and where applicable, fees paid for compliance committee duties for certain of the Bank's subsidiaries.

[d] This amount has been calculated on the basis as described in note 1 (xviii) Share based payments to the 2006 Financial Report. Prior option grants for each individual have been measured at their grant dates based on each grant's fair value, and this amount is recognised evenly over the relevant vesting period. Therefore, the amounts included in this table are not able to be derived directly from the disclosures in section 6.4.

[e] Mr Carapiet and Mr Ward were appointed to the Executive Committee on 3 March 2005. These amounts are in respect of the period that they were members of the Executive Committee.

6.2 Remuneration continued

For each of the persons named in the tables above, the amounts of their remuneration for the reporting period that were not related to performance are the amounts in the columns headed 'Salary and Fees' and 'Other Benefits'. All other remuneration was performance based.

For the Bank's Non-Executive Directors, the only performance related component was the one-sixth of their annual base fees which would only be paid if the Bank's return on ordinary equity met the relevant benchmark, as described in section 5.1. It represented a deduction from the base level of remuneration. As noted above, this performance related component has been removed with effect from 1 July 2005.

As is evident from the tables on pages 66 to 68, the majority of the remuneration for the named Bank executives is performance based (ranging from 88% to 98% for Executive Committee members). This is consistent with the comments previously made that the effect of the Bank's profit sharing mechanism is to provide substantial incentives in relation to superior profitability but low or no participation for less satisfactory performance and provides significant alignment of their interests with those of shareholders.

6.3 Future amounts payable for Executive Voting Directors

For each Bank executive named in the remuneration table in section 6.2, 80% of the annual profit share entitlement was paid or payable in the reported financial year. This amount has been represented as "Performance Related Remuneration" in the table.

It has been a fundamental condition of the DPS arrangements that the remaining 20% of the annual cash incentive is held subject to restrictions. This amount has been represented as "Restricted Profit Share" in the remuneration table in section 6.2. These restricted amounts begin to vest after five years of service as an Executive Director and fully vest after ten years of service as an Executive Director, subject to any disqualifying events. As described in section 4.2.4 above, vested amounts will begin to be released to Executive Directors at the earlier of the end of the ten year period or on ceasing employment (six months after departure) provided that no disqualifying events have occurred.

No person named in the remuneration table in section 6.2 of this report forfeited any restricted profit share entitlements during the financial year.

For the Bank executives named in the remuneration table in section 6.2:

- the maximum future value (cost to the Bank) of their restricted profit share entitlements are reflected by the amounts in the "Restricted Profit Share" column of that table; and
- the minimum future value of their restricted profit share entitlements is zero in the event that certain defined disqualifying events occur and the amounts are forfeited.

The amount of DPS allocations of the Executive Voting Directors that are held subject to restrictions is shown in the table below. The whole of the profit sharing provision, including amounts held subject to restrictions, for each financial year is charged against earnings in that year.

Name and position	Balance of restricted profit share at 31 March 2005 $	Adjustment due to change in DPS arrangements previously disclosed[a] $	Amount released on changes to DPS arrangements[b] $	Amount credited to restricted profit share during the financial year $	Balance of restricted profit share at 31 March 2006 $	Date of entry to Directors' Profit Share Plan	Years Entitlements Accrued Over
Executive Directors							
D.S. Clarke	10,782,057	(1,061,547)	(2,606,263)	2,249,710	9,363,957	1 February 1985	21
M.R.G. Johnson	5,667,602	(236,321)	(2,225,546)	400,000	3,605,735	1 March 1987	19
A.E. Moss	22,084,904	(2,083,597)	(4,453,552)	4,073,680	19,621,435	1 February 1985	21
L.G. Cox	360,000	(60,000)	(60,000)	200,000	440,000	25 March 2004	3

The amounts in the above table have been presented inclusive of on-costs. In contrast, the restricted profit share disclosed in section 6.2 is exclusive of on-costs.

[a] Adjustment to 2005 restricted profit share previously disclosed as credited as 30% reduced to 20% as a result of the change approved at the 2005 AGM. The 2005 AGM approval also imposed a minimum shareholding requirement for the amount of 5% (being the deemed after tax equivalent of 10%) as set out in section 4.2.5 above.

[b] Release of 2004 and prior years restricted profit share which fully vested as a result of the change approved at the 2005 AGM.

6.4 Options

Value of options granted, exercised and lapsed

For the year ended 31 March 2006

Name and position	(i) Value of options granted as part of remuneration during the current financial year $	(ii) Value of options granted as part of remuneration and that are exercised or sold during the current financial year[b] $	(iii) Value of options granted as part of remuneration and that lapse during the current financial year[b] $	Aggregate of columns (i) to (iii) $
Directors[a]				
Executive Directors				
D.S. Clarke	260,250	1,509,137	–	1,769,387
L.G. Cox	58,504	95,400	–	153,904
M.R.G. Johnson	166,560	2,035,962	–	2,202,522
A.E. Moss	1,873,800	5,580,830	–	7,454,630
Non–Executive Directors				
J.G. Allpass	–	84,350	–	84,350
B.R. Martin	–	67,150	–	67,150
H.K. McCann	–	93,675	–	93,675
H.M. Nugent	–	107,203	–	107,203
Executives				
M. Carapiet	1,268,042	1,766,851	–	3,034,893
A.J. Downe	520,500	1,845,458	–	2,365,958
P.J. Maher	260,250	1,059,021	–	1,319,271
N.R. Minogue	364,350	957,216	–	1,321,566
N.W. Moore	1,769,700	6,377,287	–	8,146,987
W.J. Moss	1,665,600	5,656,366	–	7,321,966
W.R. Sheppard	520,500	2,895,150	–	3,415,650
G.C. Ward	312,300	714,184	–	1,026,484
Former				
O. Weiss[c]	–	2,984,688	(1,368,054)	1,616,634

[a] Directors comprise all those who acted at any time during the reporting period as a Voting Director of Macquarie Bank Limited.
[b] Includes options that were granted as part of remuneration in prior financial years.
[c] Mr Weiss retired from the Executive Committee on 4 October 2005.

6.4 **Options** continued

Value of options granted, exercised and lapsed

For the year ended 31 March 2005

Name and position	(i) Value of options granted as part of remuneration during the current financial year $	(ii) Value of options granted as part of remuneration and that are exercised or sold during the current financial year[b] $	(iii) Value of options granted as part of remuneration and that lapse during the current financial year[b] $	Aggregate of columns (i) to (iii) $
Directors[a]				
Executive Directors				
D.S. Clarke	389,988	971,467	—	1,361,455
L.G. Cox	39,564	—	—	39,564
M.R.G. Johnson	119,339	—	—	119,339
A.E. Moss	826,344	355,750	—	1,182,094
Executives				
M. Carapiet[c]	—	—	—	—
A.J. Downe	400,350	568,475	—	968,825
P.J. Maher	228,800	1,175,842	—	1,404,642
N.R. Minogue	199,200	40,216	—	239,416
N.W. Moore	723,550	1,812,608	—	2,536,158
W.J. Moss	259,050	496,100	—	755,150
W.R. Sheppard	235,500	283,965	—	519,465
G.C. Ward[c]	—	—	—	—
O. Weiss	647,400	108,743	—	756,143

[a] Directors comprise all those who acted at any time during the reporting period as a Voting Director of Macquarie Bank Limited.

[b] Includes options that were granted as part of remuneration in prior financial years.

[c] Mr Carapiet and Mr Ward were appointed to the Executive Committee on 3 March 2005. Mr Carapiet and Mr Ward were not awarded any options from the date of appointment to Executive Committee until 31 March 2005.

6.4 **Options** continued

Option holdings of key management personnel and their related parties

The following table sets out details of options held during the year for the key management personnel including their related parties. The options are over fully paid unissued ordinary shares of the Bank.

For the year ended 31 March 2006

Name and position	Number of options held at 1 April 2005[a]	Options granted in the current financial year	Options exercised during the current financial year	Other changes[b]	Number of options held at 31 March 2006[c]	Number of options vested in the current financial year	Number of options vested at 31 March 2006[c]
Executive Directors							
D.S. Clarke	156,067	25,000	(47,133)	–	133,934	47,133	–
L.G. Cox	12,600	5,620	(2,500)	–	15,720	–	1,700
M.R.G. Johnson	109,100	16,000	–	(58,800)	66,300	29,400	–
A.E. Moss	498,400	180,000	–	(176,000)	502,400	94,266	104,532
Non-Executive Directors							
J.G. Allpass	4,200	–	(2,500)	–	1,700	–	1,700
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
B.R. Martin	4,200	–	–	(2,500)	1,700	–	1,700
H.K. McCann	4,200	–	(2,500)	–	1,700	–	1,700
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	3,783	–	(3,783)	–	–	–	–
Executives							
J.K. Burke[d]	242,000	–	–	–	242,000	–	85,666
M. Carapiet	234,834	121,810	(59,500)	–	297,144	59,500	–
A.J. Downe	296,667	50,000	–	(54,499)	292,168	79,833	76,000
P.J. Maher	130,002	25,000	(33,334)	–	121,668	23,334	30,000
N.R. Minogue	134,000	35,000	(20,000)	(16,666)	132,334	31,332	22,665
N.W. Moore	472,334	170,000	(207,999)	–	434,335	126,667	–
W.J. Moss	320,500	160,000	–	(182,999)	297,501	101,834	–
W.R. Sheppard	206,000	50,000	–	(95,000)	161,000	59,000	–
G.C. Ward	88,335	30,000	(16,666)	(6,668)	95,001	23,334	–
Former							
O. Weiss[e]	273,000	–	(115,666)	(43,334)	114,000	205,000	114,000

[a] Or date of appointment if later.

[b] Vested options sold under facility provided by an external party.

[c] Or date of retirement if earlier.

[d] Mr Burke was appointed Group Head, Equity Markets Group and became a member of the Executive Committee on 1 October 2005. Mr Burke has not been awarded any options from the date of appointment as Group Head until 31 March 2006.

[e] Mr Weiss retired from the Executive Committee on 4 October 2005. Upon retirement, the vesting of 114,000 of Mr Weiss's outstanding options was accelerated, as approved by the Board Remuneration Committee, while 43,334 options lapsed.

6.4 Options continued

Option holdings of key management personnel and their related parties

For the year ended 31 March 2005

Name and position	Number of options held at 1 April 2004[a]	Options granted in the current financial year	Options exercised during the current financial year	Other changes[b]	Number of options held at 31 March 2005	Number of options vested in the current financial year	Number of options vested at 31 March 2005
Executive Directors							
D.S. Clarke	166,400	82,800	(93,133)	—	156,067	55,467	—
L.G. Cox	4,200	8,400	—	—	12,600	—	4,200
M.R.G. Johnson	88,200	20,900	—	—	109,100	29,400	29,400
A.E. Moss	357,800	165,600	—	(25,000)	498,400	110,934	186,266
Non-Executive Directors							
J.G. Allpass	4,200	—	—	—	4,200	—	4,200
P.M. Kirby	—	—	—	—	—	—	—
C.B. Livingstone	—	—	—	—	—	—	—
B.R. Martin	4,200	—	—	—	4,200	—	4,200
H.K. McCann	4,200	—	—	—	4,200	—	4,200
J.R. Niland	—	—	—	—	—	—	—
H.M. Nugent	3,783	—	—	—	3,783	—	3,783
Executives							
M. Carapiet[c]	234,834	—	—	—	234,834	—	—
A.J. Downe	250,336	85,000	—	(38,669)	296,667	64,000	50,666
P.J. Maher	170,000	40,000	—	(79,998)	130,002	46,666	40,000
N.R. Minogue	99,002	40,000	(5,002)	—	134,000	24,668	27,999
N.W. Moore	548,334	145,000	(221,000)	—	472,334	121,666	81,332
W.J. Moss	320,500	55,000	(15,000)	(40,000)	320,500	79,499	81,165
W.R. Sheppard	190,500	50,000	—	(34,500)	206,000	52,334	36,000
G.C. Ward[c]	88,335	—	—	—	88,335	—	—
O. Weiss	153,918	130,000	(10,918)	—	273,000	46,918	68,000

[a] Or date of appointment if later.

[b] Vested options sold under facility provided by an external party.

[c] Mr Carapiet and Mr Ward became members of the Executive Committee on 3 March 2005. Mr Carapiet and Mr Ward were not awarded any options from the date of appointment to Executive Committee until 31 March 2005. No options vested during this period.

6.4 **Options** continued

Details of options granted and their fair value at grant date

For the year ended 31 March 2006

Name and position	Date options granted	Number of options granted	Option exercise price $	Fair value at grant date* $	Date first option tranche can be exercised	Expiry date
Executive Directors						
D.S. Clarke	1 August 2005	25,000	63.34	10.41	1 July 2007	1 August 2010
L.G. Cox	1 August 2005	5,620	63.34	10.41	1 July 2007	1 August 2010
M.R.G. Johnson	1 August 2005	16,000	63.34	10.41	1 July 2007	1 August 2010
A.E. Moss	1 August 2005	180,000	63.34	10.41	1 July 2007	1 August 2010
Executives						
J.K. Burke[a]	–	–	–	–	–	–
M. Carapiet	1 August 2005	121,810	63.34	10.41	1 July 2007	1 August 2010
A.J. Downe	1 August 2005	50,000	63.34	10.41	1 July 2007	1 August 2010
P.J. Maher	1 August 2005	25,000	63.34	10.41	1 July 2007	1 August 2010
N.R. Minogue	1 August 2005	35,000	63.34	10.41	1 July 2007	1 August 2010
N.W. Moore	1 August 2005	170,000	63.34	10.41	1 July 2007	1 August 2010
W.J. Moss	1 August 2005	160,000	63.34	10.41	1 July 2007	1 August 2010
W.R. Sheppard	1 August 2005	50,000	63.34	10.41	1 July 2007	1 August 2010
G.C. Ward	1 August 2005	30,000	63.34	10.41	1 July 2007	1 August 2010

[a] Mr Burke was appointed Group Head, Equity Markets Group and became a member of the Executive Committee on 1 October 2005. Mr Burke has not been awarded any options from the date of appointment of Group Head until 31 March 2006.

* Refer note on the following page on fair value.

6.4 Options continued

Details of options granted and their fair value at grant date

For the year ended 31 March 2005

Name and position	Date options granted	Number of options granted	Option exercise price $	Fair value at grant date* $	Date first option tranche can be exercised	Expiry date
Executive Directors						
D.S. Clarke	9 August 2004	82,800	32.75	4.71	1 July 2006	9 August 2009
L.G. Cox	9 August 2004	8,400	32.75	4.71	1 July 2006	9 August 2009
M.R.G. Johnson	8 October 2004	20,900	36.99	5.71	1 July 2006	8 October 2009
A.E. Moss	23 August 2004	165,600	32.26	4.99	1 July 2006	23 August 2009
Executives						
M. Carapiet [(a)]	–	–	–	–	–	–
A.J. Downe	9 August 2004	85,000	32.75	4.71	1 July 2006	9 August 2009
P.J. Maher	22 September 2004	40,000	35.28	5.72	1 July 2006	22 September 2009
N.R. Minogue	22 July 2004	40,000	33.11	4.98	1 July 2006	22 July 2009
N.W. Moore	23 August 2004	145,000	32.26	4.99	1 July 2006	23 August 2009
W.J. Moss	9 August 2004	55,000	32.75	4.71	1 July 2006	9 August 2009
W.R. Sheppard	9 August 2004	50,000	32.75	4.71	1 July 2006	9 August 2009
G.C. Ward [(a)]	–	–	–	–	–	–
O. Weiss	22 July 2004	130,000	33.11	4.98	1 July 2006	22 July 2009

[(a)] Mr Carapiet and Mr Ward were appointed to the Executive Committee on 3 March 2005. Mr Carapiet and Mr Ward were not awarded any options from the date of appointment to Executive Committee until 31 March 2005.

* Refer note below on fair value.

The Bank has adopted the fair value measurement provisions of AASB 2: *Share-Based Payment* for all options granted to key management personnel. The fair value of such grants is being amortised and disclosed as part of each key management person's remuneration on a straight-line basis over the vesting period.

Performance hurdles attached to the options issued to the key management personnel are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest. For the purpose of calculating the options-related compensation in section 6.2 above, the Bank has assumed that all options will vest, except where it is known that an option lapsed during the period.

Options granted during the financial year were issued subject to the exercise conditions noted above and are only exercisable in three equal tranches on or after 1 July 2007, 1 July 2008 and 1 July 2009. Allocations of these options were in respect of performance for the Bank's 2005 financial year.

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year, risk free interest rate: 5.96%, expected life of options: four years, volatility of share price: 18% and dividend yield: 3.6% p.a.

The exercise price of the options granted to Executive Directors and Executives in the current financial year was based on the weighted average market price of the Bank's shares during the calendar month of June 2005.

There were no options issued to Non-Executive Directors during the financial year.

6.4 Options continued

Ordinary shares issued as a result of the exercise of options by key management personnel during the year

For the year ended 31 March 2006

Name and position	Number of options exercised during the current financial year	Number of shares issued on exercise of options	Exercise price paid in full per share $
Executive Directors			
D.S. Clarke	21,000	21,000	34.71
	26,133	26,133	30.51
L.G. Cox	2,500	2,500	23.94
Non-Executive Directors			
J.G. Allpass	2,500	2,500	23.94
H.K. McCann	2,500	2,500	23.94
H.M. Nugent	2,083	2,083	23.94
	1,700	1,700	34.71
Executives			
M. Carapiet	8,334	8,334	34.71
	24,500	24,500	30.51
	26,666	26,666	28.74
P.J. Maher	33,334	33,334	27.98
N.R. Minogue	8,334	8,334	34.71
	11,666	11,666	28.74
N.W. Moore	122,000	122,000	34.71
	52,666	52,666	30.51
	33,333	33,333	28.74
G.C. Ward	8,333	8,333	30.51
	8,333	8,333	28.74
Former			
O. Weiss [(a)]	96,000	96,000	34.71
	8,000	8,000	30.51
	11,666	11,666	28.74

[(a)] Mr Weiss retired from the Executive Committee on 4 October 2005.

This table only includes options which were exercised by the Key Management Personnel and their related parties. The shares issued on exercise of the options are also included in the tables in section 6.5.

6.4 Options continued

Ordinary shares issued as a result of the exercise of options by key management personnel during the year

For the year ended 31 March 2005

Name and position	Number of options exercised during the current financial year	Number of shares issued on exercise of options	Exercise price paid in full per share $
Executive Directors			
D.S. Clarke	25,000	25,000	23.94
	42,000	42,000	34.71
	26,133	26,133	30.51
Executives			
N.R. Minogue	5,002	5,002	23.94
N.W. Moore	85,000	85,000	23.94
	52,666	52,666	30.51
	83,334	83,334	18.51
W.J. Moss	15,000	15,000	23.94
O. Weiss	10,918	10,918	23.94

6.5 Shareholdings & Other Equity Interests

Shareholding of key management personnel and their related parties

The following table sets out details of fully paid ordinary shares of the Bank held during the year by the key management personnel including their related parties.

For the year ended 31 March 2006

Name and position	Number of shares held at 1 April 2005[a]	Shares issued on exercise of options	Other changes[b]	Number of shares held at 31 March 2006[c]
Executive Directors				
D.S. Clarke	923,200	47,133	6,915	977,248
L.G. Cox	378,090	2,500	(112,478)	268,112
M.R.G. Johnson	493,803	–	(140,000)	353,803
A.E. Moss	404,436	–	(100)	404,336
Non-Executive Directors				
J.G. Allpass	13,595	2,500	468	16,563
P.M. Kirby	5,360	–	2,531	7,891
C.B. Livingstone	6,633	–	703	7,336
B.R. Martin	8,358	–	616	8,974
H.K. McCann	6,691	2,500	468	9,659
J.R. Niland	3,641	–	468	4,109
H.M. Nugent	14,630	3,783	699	19,112
Executives				
J.K. Burke[d]	18,000	–	–	18,000
M. Carapiet	286,276	59,500	29	345,805
A.J. Downe	66,287	–	248	66,535
P.J. Maher	13,427	33,334	58	46,819
N.R. Minogue	111,956	20,000	(21,145)	110,811
N.W. Moore	627,252	207,999	–	835,251
W.J. Moss	269,351	–	160	269,511
W.R. Sheppard	259,271	–	–	259,271
G.C. Ward	26,498	16,666	(29,877)	13,287
Former				
O. Weiss[e]	33,712	115,666	10,000	159,378

[a] Or date of appointment if later.
[b] Includes on market acquisitions and disposals.
[c] Or date of retirement if earlier.
[d] Mr Burke was appointed Group Head, Equity Markets Group and became a member of the Executive Committee on 1 October 2005.
[e] Mr Weiss retired from the Executive Committee on 4 October 2005.

6.5 Shareholdings & Other Equity Interests continued

Shareholding of key management personnel and their related parties

For the year ended 31 March 2005

Name and position	Number of shares held at 1 April 2004[a]	Shares received from prior year remuneration[b]	Shares issued on exercise of options	Other changes[c]	Number of shares held at 31 March 2005
Executive Directors					
D.S. Clarke	795,932	34,121	93,133	14	923,200
L.G. Cox	378,090	–	–	–	378,090
M.R.G. Johnson	746,584	–	–	(252,781)	493,803
A.E. Moss	336,228	68,208	–	–	404,436
Non-Executive Directors					
J.G. Allpass	10,281	814	–	2,500	13,595
P.M. Kirby	1,811	3,549	–	–	5,360
C.B. Livingstone	5,902	692	–	39	6,633
B.R. Martin	7,018	1,340	–	–	8,358
H.K. McCann	5,877	814	–	–	6,691
J.R. Niland	1,435	1,206	–	1,000	3,641
H.M. Nugent	13,553	1,077	–	–	14,630
Executives					
M. Carapiet[d]	286,276	–	–	–	286,276
A.J. Downe	66,287	–	–	–	66,287
P.J. Maher	13,427	–	–	–	13,427
N.R. Minogue	122,232	–	5,002	(15,278)	111,956
N.W. Moore	377,491	–	221,000	28,761	627,252
W.J. Moss	254,351	–	15,000	–	269,351
W.R. Sheppard	335,661	–	–	(76,390)	259,271
G.C. Ward[d]	26,498	–	–	–	26,498
O. Weiss	122,794	–	10,918	(100,000)	33,712

[a] Or date of appointment if later.

[b] Represents shares purchased via the various Macquarie Bank share plans out of remuneration received in prior years.

[c] Includes on market acquisitions and disposals.

[d] Mr Carapiet and Mr Ward became members of the Executive Committee on 3 March 2005.

6.5 Shareholdings & Other Equity Interests continued

Other equity instruments of key management personnel and their related parties

The following table sets out details of other equity instruments held during the year by the key management personnel including their related parties. These equity instruments are Macquarie Bank Limited warrants issued by the Bank.

For the year ended 31 March 2006

Name and position	Number of securities held at 1 April 2005	Other changes	Number of securities held at 31 March 2006
Nil			

For the year ended 31 March 2005

Name and position	Number of securities held at 1 April 2004	Other changes	Number of securities held at 31 March 2005
Non-Executive Directors			
J.G. Allpass [(a)]	4,000	(4,000)	—

[(a)] Macquarie Bank Limited warrants

Certain key management personnel and their related parties hold interests in instalment and endowment warrants issued by the Bank, but over unrelated securities. These warrants are traded on the ASX and are issued under normal terms for customers and employees.

6.6 Loans

Details of loans provided by the Bank to key management personnel and their related parties are disclosed in the following tables:

		Opening Balance at 1 April $'000	Interest charged[(a)] $'000	Write-off $'000	Closing Balance at 31 March $'000	Number in group 31 March
Total for key management personnel	**2006**	**44,851**	**5,595**	**—**	**74,467**	**22**
and their related parties	2005	52,895	3,853	—	44,851	20
Total for key management personnel	**2006**	**31,714**	**2,111**	**—**	**55,402**	**13**
	2005	40,420	2,735	—	31,714	11

[(a)] All loans provided by the Bank to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

6.5 Shareholdings & Other Equity Interests continued

Key management personnel including their related parties with loans above $100,000 at any time during the financial year:

For the year ended 31 March 2006

Name and position	Balance at 1 April 2005 $'000	Interest charged $'000[a]	Write-off $'000	Balance at 31 March 2006 $'000[b]	Highest in period $'000
Executive Directors					
D.S. Clarke	28,577	3,836	–	42,677	42,677
L.G. Cox	636	52	–	621	636
M.R.G. Johnson	2,870	91	–	220	2,870
Executives					
M. Carapiet	71	363	–	5,183	8,025
A.J. Downe	500	61	–	500	500
P.J. Maher	530	96	–	1,838	1,859
N.R. Minogue	4,592	382	–	5,054	5,641
N.W. Moore	–	49	–	6,848	6,848
W.J. Moss	5,674	472	–	6,275	6,620
W.R. Sheppard	100	11	–	100	100
G.C. Ward	801	86	–	739	1,002
Former					
O. Weiss[c]	500	96	–	4,412	4,412

[a] All loans provided by the Bank to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

[b] Or date of retirement if earlier.

[c] Mr Weiss retired from the Executive Committee on 4 October 2005.

Certain loans are provided under zero cost collar and share appreciation facilities secured over Macquarie Bank shares under normal terms and conditions consistent with other customers and employees.

For the year ended 31 March 2005

Name and position	Balance at 1 April 2004[a] $'000	Interest charged[b] $'000	Write-off $'000	Balance at 31 March 2005 $'000	Highest in period $'000
Executive Directors					
D.S. Clarke	26,001	2,288	–	28,577	29,437
L.G. Cox	–	30	–	636	636
M.R.G. Johnson	11,365	444	–	2,870	16,743
Executives					
M. Carapiet[c]	86	3	–	71	71
A.J. Downe	1,600	72	–	500	1,600
P.J. Maher	530	55	–	530	530
N.R. Minogue	4,561	335	–	4,592	5,333
W.J. Moss	5,241	514	–	5,674	7,167
W.R. Sheppard	2,709	68	–	100	2,709
G.C. Ward[c]	802	7	–	801	925
O. Weiss	–	37	–	500	500

[a] Or date of appointment if later.

[b] All loans provided by the Bank to directors and executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

[c] Mr Carapiet and Mr Ward were appointed to the Executive Committee on 3 March 2005.

Loans and other financial instrument transactions are made by the Bank in the ordinary course of business with related parties.

6.7 Other Disclosures

Other transactions and balances of key management personnel and their related parties

The following key management personnel have acquired Infrastructure Bonds and similar products from controlled entities within the Bank which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreement are subject to legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the Bank in respect of these transactions are the annual contributions from the relevant key management personnel which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2006 $'000	Consolidated 2005 $'000
Total annual contributions from key management personnel and their related parties in respect of Infrastructure Bonds and similar products	**16,280**	14,567

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following key management personnel:

Executive Directors
D.S. Clarke, L.G. Cox, M.R.G. Johnson

Non-Executive Directors
P.M. Kirby

Executives
M. Carapiet, A.J. Downe, P.J. Maher, N.R. Minogue, N.W. Moore, W.J. Moss, W.R. Sheppard, G.C. Ward, O. Weiss

The following key management personnel (including related parties) have entered into zero cost collar transactions with the Bank and other non related entities in respect of fully paid ordinary Bank Shares. This has the effect of acquiring cash-settled put options against movements in the Bank share price below current levels and disposing of the benefit of any share price movement above the nominated level. These are not related to any shares required to be held as part of the profit share retention arrangements as outlined in section 4.2.5.

		Transactions with the Bank	
Name and position	**Description**	Number of shares 2006	Number of shares 2005
Executive Directors			
D.S. Clarke*	Maturing June 2008	361,163	358,354
	Maturing June 2009	—	68,133
	Maturing August 2009	25,196	25,000
L.G. Cox	Matured August 2005	—	112,478
M.R.G. Johnson	Matured August 2005	—	100,000
	Maturing August 2006	60,000	—
	Maturing December 2006	69,383	—
Executives			
M. Carapiet	Maturing August 2006	160,666	—
A.J. Downe**	Matured August 2005	—	31,695
	Maturing August 2006	46,748	—
P.J. Maher	Maturing June 2006	4,039	4,039
N.R. Minogue	Matured August 2005	—	20,530
G.C. Ward	Matured August 2005	—	6,718
	Matured December 2005	—	15,118
	Maturing August 2006	8,333	—

* Mr Clarke also entered into a cash settled put option against 333,936 (2005: 216,439) fully paid ordinary Bank shares. In addition, Mr Clarke has an indirect interest in cash-settled put options that are exercisable against 213,517 (2005: 211,856) fully paid ordinary Bank shares.

** Mr Downe also entered into a cash-settled put option against 70,560 (2005: nil) fully paid ordinary Bank shares.

All other transactions with key management personnel (including their personally related parties) were conducted on an arm's length basis in the ordinary course of business and under normal terms and conditions for customers and employees. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

6.7 Other Disclosures continued

Directors' Equity Participation

At 15 May 2006, the Directors have relevant interests, as notified by the Directors to the Australian Stock Exchange in accordance with the Corporations Act 2001 (Cth), in the following shares and share options of the Bank:

	Fully paid ordinary shares held at 15 May 2006	**Share options held at 15 May 2006**
D.S. Clarke	976,782	133,934*
M.R.G. Johnson	353,803	66,300*
A.E. Moss	404,336	502,400*
L.G. Cox	268,112	15,720**
J.G. Allpass	16,563	1,700***
P.M. Kirby	7,891	–
C.B. Livingstone	7,336	–
B.R. Martin	8,974	1,700***
H.K. McCann	9,659	1,700***
J.R. Niland	4,109	–
H.M. Nugent	10,942	–

* These share options were issued pursuant to the Employee Option Plan and are subject to the exercise conditions applying to grants of options to Executive Directors, as described in note 38 to the full financial report – Employee equity participation.

** 14,020 options were issued to Mr Cox pursuant to the Employee Option Plan and are subject to the exercise conditions applying to grants of options to Executive Directors, as described in note 38 to the full financial report – Employee equity participation. In addition, 1,700 options were issued to Mr Cox pursuant to the Non-Executive Director Share Option Plan ("NEDSOP").

*** These share options were issued pursuant to the NEDSOP. They were issued following shareholder approval at the Bank's 2000 Annual General Meeting. The Board suspended further grants under the NEDSOP in 2002.

During the financial year, Directors received dividends relating to their shareholdings in the Bank at the same rate as other shareholders.

The relevant interests of Directors as at 15 May 2006 in managed investment schemes made available by subsidiaries of the Bank and contracts that confer a right to call for or deliver shares in the Bank are listed on pages 85–86.

Directors' and officers' indemnification and insurance

Under the Bank's Constitution, the Bank indemnifies all past and present Directors and Secretaries of the Bank (including at this time the Directors named in this report and the Secretaries), and its wholly-owned subsidiaries, against every liability and all legal costs in connection with proceedings incurred by them in their respective capacities unless:

- the liability is owed to the Bank or to a related body corporate;
- the liability did not arise out of conduct in good faith;
- the liability is for a pecuniary penalty order or a compensation order under the Corporations Act 2001; and
- in the case of legal costs, the costs are incurred in relation to a liability excluded above, proceedings in which the person is found guilty, proceedings by the Australian Securities and Investments Commission or a liquidator where grounds for a court order are established (but excluding costs relating to investigations before commencement of proceedings), or proceedings for relief to the person in which the court denies relief.

Following approval by shareholders at the 1998 Annual General Meeting, the Bank entered into a Deed of Access, Indemnity and Insurance dated 4 August 1998 (Deed), which protects Directors acting as Directors during their term of office and after their resignation (except where an individual engages in conduct involving a lack of good faith). Under the Deed, the Bank agrees to:

- indemnify a current or past Voting Director to the full extent of the indemnity given in relation to officers of the Bank under its Constitution in force from time to time;
- take out and maintain a company reimbursement insurance policy and make available to Directors a Directors' and Officers' insurance policy (each policy to be in an amount and on terms and conditions appropriate for a reasonably prudent company in the Bank's position) for seven years after the Director ceases to be a Director of the Bank;
- loan funds to a Director to cover the Director's legal costs in defending a claim, repayable when the outcome of the proceedings is determined (where the outcome results in the Director having an indemnity for such legal costs, the loan will be repayable from the amount paid by the Bank to the Director under the indemnity); and
- grant access to Directors to all Board papers for at least seven years after the Director ceases to be a Director of the Bank, and access to other documents if the documents were in the Bank's possession at the time the Director was a Director and where it is not contrary to the Bank's interest for the documents to be provided.

6.7 Other Disclosures continued

Directors' and officers' indemnification and insurance continued

In addition, following the approval of shareholders at the 1999 Annual General Meeting, the Bank made an Indemnity and Insurance Deed Poll on 30 July 1999 (Deed Poll). The benefit of the undertakings made by the Bank under the Deed Poll have been given to each of the Directors and Secretaries of the Bank, its wholly-owned subsidiaries and certain officers of other companies where the director or secretary is acting as such at the specific request of the Bank or of a wholly-owned subsidiary of the Bank. The Deed Poll provides for the same indemnity and insurance arrangements for those persons with the benefit of the Deed Poll as for the Deed of Indemnity, Access and Insurance described above. However, the Deed Poll does not provide for access to documents of the Bank.

Following the approval of shareholders at the 2000 Annual General Meeting, both the Deed and the Deed Poll were amended in a minor way to clarify the operation of the deeds with respect to the provision of loans to indemnified persons for legal costs and the requirement to repay such loans. Since November 2005, each Director, each Secretary and other officers having the benefit of the indemnity provisions under the Bank's Constitution, the Deed and the Deed Poll have agreed that those indemnities do not apply to the extent to which an indemnity for any liability or legal costs is forbidden by Australian statue or would, if given, be made void by Australian statute.

The Bank maintains a Directors' and Officers' insurance policy that provides cover for each person in favour of whom such insurance is required to be taken out under the Deed and the Deed Poll and for the Bank in indemnifying such persons pursuant to the Deed and the Deed Poll. Individuals covered by the insurance policy pay the premium attributable to their direct coverage and the Bank pays the premium attributable to the company reimbursement coverage under the policy. The Directors' and Officers' insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Directors' interests and benefits

A number of Directors have given written notices stating that they hold office in specified companies and accordingly are regarded as having a relevant interest in any contract or proposed contract that may be made between the Bank and any of these companies. Transactions between the Bank and any of these companies are on normal commercial terms and conditions.

Other than any benefit that may have been derived from loans and other financial instrument transactions provided by and to the Bank or a related entity and any amounts received in respect of previously accrued remuneration, no Director has, during the financial year and the period to the date of this report, become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in this Report, or the fixed salary of a full-time employee of the Bank or of a related entity) by reason of a contract made by the Bank or a related entity with the Director, or with a firm of which he/she is a member, or with an entity in which he/she has a substantial financial interest.

Share options

Information on the Bank's share option scheme, options granted and shares issued as a result of the exercise of options during or since the end of the financial year is contained in note 38 to the full financial report – Employee equity participation.

No person holding an option has or had, by virtue of the option, a right to participate in a share issue of any other corporation. No unissued shares, other than those referred to above, are under option as at the date of this report.

Directors' Other Relevant Interests

The relevant interests of Directors as at 15 May 2006 in managed investment schemes made available by controlled entities of the Bank and other disclosable relevant interests are:

Name and position	Direct Interests	Indirect Interests
Executive Directors		
D.S. Clarke	–Cash Settled Put Option[1] –5 Zero Cost Collars[2]	–391,854.67 Macquarie Balanced Growth Fund Units –242,085 Macquarie CountryWide Trust Units –500,000 Macquarie Investment Trust III A Units –500,000 Macquarie Investment Trust IV A Units –2,000,000 Macquarie Office Trust Units –2 Cash Settled Put Options[1] –Zero Cost Collar[3]
M.R.G. Johnson	–20 Macquarie Apollo Trust Units –241,835 Macquarie Global Infrastructure Fund A Units –241,835 Macquarie Global Infrastructure Fund B Units –54,185 Macquarie Global Infrastructure Fund C Units –54,178 Macquarie Global Infrastructure Fund D Units –161,696 Macquarie Infrastructure Group Stapled Securities –251,800 Macquarie Martin Place Trust Units –2 Zero Cost Collars[4]	–165,009 Four Corners AUD Senior Secured Loan Fund II Class B2 Units –245,042.31 Macquarie Active Plus Equities Fund Units –112,366.38 Macquarie Balanced Growth Fund Units –48,689 Macquarie Communications Infrastructure Group Stapled Securities –649,923 Macquarie Infrastructure Group Stapled Securities –185,670.36 Macquarie Lazard Master Global Equities Fund –227,706.04 Macquarie Property Securities Fund Units –271,089.01 Macquarie Small Companies Fund Units
A.E. Moss	–713,078 Macquarie Airports Stapled Securities –2 Macquarie Apollo Trust Units –500,000 Macquarie Communications Infrastructure Group Stapled Securities –25,000 Macquarie Global Infrastructure Trust Units –162,000 Macquarie Infrastructure Group Stapled Securities –10,000 Macquarie Leisure Trust Units –48,108.06 Macquarie Newton Australian Absolute Return Fund –11,429 Macquarie Office Trust Units –51,250 Macquarie Private Equity Trust Units –100,000 Macquarie Technology Fund 1A Units –414,813.14 Macquarie Cash Management Trust Units	–250,000 Macquarie Capital Alliance Group Stapled Securities –10,000 Macquarie CountryWide Trust Units –6,334 Macquarie Office Trust Units
L.G. Cox	–4,953.42 Macquarie Cash Management Trust Units	–605,800 High Yield Infrastructure Debt Trust Units –189,236 Macquarie Airports Stapled Securities –8,841.21 Macquarie Cash Management Trust Units

Name and position	Direct Interests	Indirect Interests
Independent Directors		
J.G. Allpass		—42,734 ConnectEast Group Stapled Securities —6,000 Macquarie Airport Self Funding Instalments —157,006 Macquarie Airports Stapled Securities —5 Macquarie Apollo Trust Units —56,500 Macquarie Capital Alliance Group Stapled Securities —38,000 Macquarie Communications Infrastructure Group Stapled Securities —89,966 Macquarie CountryWide Trust Units —59,400 Macquarie Direct Property Fund Units —30,000 Macquarie Equinox Limited Class E Shares —90,000 Macquarie Global Infrastructure Trust Units —45,006.05 Macquarie Global Infrastructure Trust II Units —108,674 Macquarie Infrastructure Group Stapled Securities —20,000 Macquarie Media Group Stapled Securities —74,595 Macquarie Office Trust Units —10,000 Macquarie Private Capital Group Stapled Securities —70,000 Macquarie Private Equity Trust Units —60,000 Macquarie Private Equity Trust II Units
P.M. Kirby	—130,000 ConnectEast Group Stapled Securities —102,820 Macquarie Infrastructure Group Stapled Securities —30,000 Macquarie Media Group Stapled Securities	—14,791 Macquarie Infrastructure Group Stapled Securities
C.B. Livingstone		—18,813 Macquarie CountryWide Trust Units
B.R. Martin	—15,090 Macquarie Airports Stapled Securities —12,500 Macquarie Capital Alliance Group Stapled Securities —100 Southern Cross FLIERS Trust Units	—25,320 Macquarie Office Trust Units
H.K. McCann		—103,000 Macquarie Martin Place Trust Units —12,500 Macquarie Capital Alliance Group Stapled Securities —50,000 Macquarie Communications Infrastructure Group Stapled Securities —1,000 Southern Cross FLIERS Trust Units
J.R. Niland		—58,000 Macquarie Capital Alliance Group Stapled Securities —20,291 Macquarie Infrastructure Group Stapled Securities —50,875 Macquarie Office Trust Units —500 Macquarie Park Street Trust Reset Preference Units
H.M. Nugent	—24,587 Macquarie Airports Stapled Securities	

(1) Cash-settled put options are exercisable against the Bank in relation to Bank shares pursuant to a Shared Appreciation Loan with the Bank. In relation to Mr Clarke, the cash-settled put option in which he has a direct interest is exercisable against 218,136 fully paid ordinary Bank shares; the two cash-settled put options in which Mr Clarke has an indirect interest are exercisable against 59,538 and 153,979, respectively, fully paid ordinary Bank shares.

(2) Mr Clarke entered into a Zero Cost Collar transaction with the Bank in respect of 153,296 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares. Mr Clarke entered into a Zero Cost Collar transaction with the Bank in respect of 107,083 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares. Mr Clarke entered into a Zero Cost Collar transaction with the Bank in respect of 25,196 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 18 August 2009, in respect of those shares. Mr Clarke entered into a Zero Cost Collar transaction with the Bank in respect of 68,667 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below the then current share price over the period from 10 December 2004 to 1 June 2009 in respect of those shares. Mr Clarke entered into a Zero Cost Collar transaction with the Bank in respect of 47,133 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price over the period from 12 August 2005 to 11 August 2010 in respect of those shares.

(3) A company in which Mr Clarke has a relevant interest entered into a Zero Cost Collar transaction with the Bank in respect of 100,784 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares.

(4) On 5 December 2005, Mr Johnson entered into two Zero Cost Collar transactions with the Bank in respect of 129,383 fully paid ordinary Bank shares, which have the effect of acquiring cash-settled put options against movements in the Bank share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period to 8 August 2006 in respect of 60,000 shares and over the period to 7 December 2006 in respect of 69,383 shares.

(5) The transactions in (1) to (4) above do not relate to Bank shares, in respect of which, the relevant Executives are not permitted by Bank policy to minimise their equity risk.

Environmental regulations

The Bank and its controlled entities have policies and procedures in place that are designed to ensure that, where operations are subject to any particular and significant environmental regulation under a law of Australia, those obligations are identified and appropriately addressed.

The Directors have determined that there has not been any material breach of those obligations during the financial year.

Non-audit services

Details of the amounts paid or payable to the auditor of the Bank, PricewaterhouseCoopers ("PwC"), and its related practices for non-audit services provided, during the year, is disclosed in note 49 to the full financial report – Audit and other services provided by PwC.

The Bank's external auditor policy, which is discussed in the Bank's Corporate Governance Statement contained in the 2006 Annual Review, states that the external auditor is not to provide non-audit services under which the auditor assumes the role of management, becomes an advocate for the Bank, or audits its own professional expertise. The policy also provides that significant permissible non-audit assignments awarded to external auditors must be approved in advance by the Board Audit and Compliance Committee or the Committee Chairman, as appropriate.

The Board Audit and Compliance Committee has reviewed a summary of non-audit services provided, during the year, by PwC and its related practices, and has confirmed that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 (Cth) ("the Act"). This has been formally advised to the Board of Directors. Consequently, the Directors are satisfied that the provision of non-audit services, during the year, by the auditor and its related practices did not compromise the auditor independence requirements of the Act.

Auditors' independence declaration

A copy of the auditors' independence declaration, as required under section 307C of the Act, is set out in the Directors' Report Schedule 2 following this report.

Rounding of amounts

In accordance with Australian Securities and Investments Commission Class Order 98/0100 (as amended by Class Order 04/667 dated 15 July 2004), amounts in the full Financial Report and Concise Report have been rounded off to the nearest million dollars unless otherwise indicated.

This report is made in accordance with a resolution of the Directors.

David Clarke
Executive Chairman

Allan Moss
Managing Director and
Chief Executive Officer

Sydney 15 May 2006

Directors' experience and special responsibilities

David S Clarke, AO, BEc (Hons), Hon DScEcon (Syd), MBA (Harv) (age 64)
Executive Chairman since the Bank's inception in February 1985
Chairman of the Board Nominating Committee
Member of the Board Remuneration Committee
David Clarke has been Executive Chairman of Macquarie Bank Limited since its formation in 1985. From 1971 to 1977, he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited), from 1977 to 1984 Managing Director, and from 1984, Executive Chairman. He is also Chairman of McGuigan Simeon Wines Limited (since 27 November 1991), Macquarie ProLogis Management Limited, Macquarie Goodman Management Limited (since 26 October 2000), Macquarie Goodman Funds Management Limited, the Wine Committee of the Royal Agricultural Society of New South Wales, the Opera Australia Capital Fund, the Sydney and Territorial Advisory Board of the Salvation Army and The George Gregan Foundation Pty Limited. He is an associate of Australian Stock Exchange Limited and a member of the Investment Advisory Committee of the Australian Olympic Foundation, the Harvard Business School Asia Pacific Advisory Committee, the Board of the Centre for the Mind and the Bloomberg Asia Advisory Board. Mr Clarke is a resident of New South Wales.

Mark RG Johnson, LLB (Hons) (Melb), MBA (Harv) (age 65)
Deputy Chairman since September 2000
Executive Voting Director since February 1987
Member of the Board Corporate Governance Committee
Mark Johnson joined Macquarie Bank in February 1987 as an Executive Director of the Bank and Chairman of its Corporate Services Division. He was joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited) with David Clarke from 1971 to 1977 and an Executive Director of Hill Samuel & Co. London until 1980. He was founding Director of the Australian Bank in 1981 and resigned from that position in 1986 before rejoining Macquarie Bank. He is Chairman of The Australian Gas Light Company Limited (director since 1988), Chairman of Macquarie Infrastructure Investment Management Limited (director since 19 February 1996) and a director of the Victor Chang Cardiac Research Institute Limited. He is one of the Prime Minister's three personal representatives to the APEC Business Advisory Council, is Chairman of the Australian Strategic Policy Institute and a member of the WTO Advisory Group to the Minister for Trade and Deputy Prime Minister. Mr Johnson is a resident of New South Wales.

Allan E Moss, AO, BA LLB (Hons) (Syd), MBA (Harv) (age 56)
Managing Director and Chief Executive Officer since August 1993
Executive Voting Director since June 1989
Allan Moss joined Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited) in the Corporate Services Group in 1977 and in 1982 became a Director of Hill Samuel Australia Limited. In 1983, he led the team responsible for preparing the submission to the Australian Government for the formation of Macquarie Bank. The following year, he founded the Risk Management Division which is responsible for the Bank's credit and other prudential controls. In 1986, Mr Moss was made responsible for the Corporate Banking Group. He was appointed Head of the Financial Markets Group in 1988 and Deputy Managing Director the following year. Mr Moss became Managing Director in 1993. Mr Moss is a resident of New South Wales.

John G Allpass, FCA, FCPA, FAICD (age 65)
Independent Voting Director – joined the Board in January 1994
Member of the Board Audit and Compliance Committee
Member of the Board Remuneration Committee
John Allpass is a Chartered Accountant and has 32 years experience in the accounting profession. He was Managing Partner of KPMG's Queensland practice for nine years until 1993. He was also a member of the KPMG National Board. He currently holds a number of other appointments including Chairman of Envestra Limited since July 2002 (director since 24 June 1997), Envic Holdings 2 Limited (director since 1 July 1999) and directorships of Queensland Investment Corporation and MBF Australia Limited, member of the Brisbane Advisory Board of the Salvation Army, Councillor of St John's College and Chairman of the National Trust St John's Cathedral Fund Raising Board. Mr Allpass is a resident of Queensland.

Laurence G Cox, AO, BCom (Melb), FCPA, FSIA (age 67)
Voting Director since January 1996
Executive Voting Director since March 2004
Laurie Cox joined the Board as a Non-Executive Director and also became Joint Chairman of Macquarie Corporate Finance Limited in January 1996. He was previously Executive Chairman of the Potter Warburg Group of Companies and a Director of S G Warburg Securities of London. Mr Cox was Chairman of Australian Stock Exchange Limited from 1989 to 1994. He was a Director of ASX from its inception in 1987, a Director of Securities Exchanges Guarantee Corporation from 1987 to 1995, a Director of Hills Motorway Limited (22 April 2005 to 12 August 2005) and a member of the Executive Committee of the Internationale Bourses des Valeurs from 1990 to 1992. He is also a former member of the International Markets Advisory Board of the NASDAQ Stock Market (USA). He is currently an associate of ASX and on the Executive Committee of the Australia Japan Business Co-operation Committee. He is Chairman of Transurban Group (since 9 February 1996), SMS Management & Technology Limited (since 9 May 2001) and the Murdoch Childrens Research Institute and is a Director of Smorgon Steel Group Limited (director since 16 September 1998), Research Australia Limited and Hills Motorway Management Limited (since 22 April 2005). He was appointed an Executive Director of the Bank in March 2004. Mr Cox is a resident of Victoria.

Peter M Kirby, BEc (Rhodes), BEc (Hons) (Natal), MA (Manch), MBA (Wits) (age 58)
Independent Voting Director – joined the Board in June 2003
Member of the Board Remuneration Committee
Peter Kirby was the Managing Director and Chief Executive Officer of CSR Limited from 1998 to March 2003. He was a member of the Board of the Business Council of Australia from 2001 to 2003. Mr Kirby received the Centenary Medal in 2003. Prior to joining CSR, Mr Kirby was with the Imperial Chemical Industries PLC group ("ICI") for 25 years in a variety of senior management positions around the world, including Chairman/CEO of ICI Paints, responsible for the group's coatings businesses worldwide, and a member of the Executive Board of ICI PLC, with responsibility for ICI Americas and the western hemisphere. He is Chairman of Medibank Private Limited and a Director of Orica Limited (since 22 July 2003) and the Beacon Foundation. Mr Kirby is a resident of Victoria.

Catherine B Livingstone BA (Hons) (Macquarie) FCA FTSE (age 50)
Independent Voting Director – joined the Board in November 2003
Chairman of the Board Audit and Compliance Committee
Catherine Livingstone was the Managing Director of Cochlear Limited from 1994 to 2000. Prior to that she was the Chief Executive, Finance at Nucleus Limited and before that held a variety of finance and accounting roles including having been with chartered accountants, Price Waterhouse, for several years. Ms Livingstone was also previously a Director of Goodman Fielder (1 December 2000 to 19 March 2003) and Rural Press Limited (13 December 2000 to 17 October 2003). Ms Livingstone was awarded the Centenary Medal in 2003 for service to Australian Society in Business Leadership and was elected a Fellow of the Australian Academy of Technological Sciences and Engineering in 2002. She is currently Chairman of the CSIRO and is a Director of Telstra Corporation Limited (since 17 November 2000). She is also a member of the Federal Education Minister's Business/Industry/Higher Education Council. Ms Livingstone is a resident of New South Wales.

Barrie R Martin, BEc, ANZIIF (Fellow) (age 70)
Independent Voting Director – joined the Board in August 1993
Member of the Board Nominating Committee
Member of the Board Audit and Compliance Committee
Barrie Martin is a former Non-Executive Chairman of Prudential Corporation Australia Limited and was Managing Director for the Prudential Group in Australia and New Zealand from July 1984 to December 1994. He was Chairman of the Life Insurance Federation of Australia from May 1990 to May 1992, the Insurance Employers Industrial Association from 1990 to 1992, Brazin Limited from 17 October 1997 to 8 November 2005 and the Barkworth Group from 10 February 1997 to 1 December 2005. Mr Martin was also previously a director of SciGen Limited from 12 June 2002 to 25 February 2005. He stepped down from the position of Deputy President of the State Chamber of Commerce (NSW) in 1991 and was President of the Council of the Australian Insurance Institute in 1994/1995. Mr Martin is a Director of BHP SVC Pty Limited and MBF Australia Limited and a Member of the Audit Committee of the Sydney Southwest Area Health Service. Mr Martin is a resident of New South Wales.

H Kevin McCann, AM, BA LLB (Hons) (Syd) LLM (Harv) FAICD (age 65)
Independent Voting Director – joined the Board in December 1996
Lead Independent Voting Director
Chairman of the Board Corporate Governance Committee
Member of the Board Audit and Compliance Committee
Kevin McCann is a former Partner and Chairman of Allens Arthur Robinson, a leading firm of Australian lawyers. He was a Partner at the firm from 1970 to 2004. He practised as a commercial lawyer specialising in Mergers and Acquisitions, Mineral and Resources Law and Capital Markets Transactions. He is Chairman of Healthscope Limited (since 11 March 1994), Origin Energy Limited (since 18 February 2000), Triako Resources Limited (since 30 April 1999) and the Sydney Harbour Federation Trust, a director of BlueScope Steel Limited (since 10 May 2002) and a Member of the Takeovers Panel, the Defence Procurement Advisory Board and the Council of the National Library of Australia. Mr McCann is a resident of New South Wales.

John R Niland, AC, BCom MCom HonDSc (UNSW) PhD (Illinois) DUniv (SCU) FAICD (age 65)
Independent Voting Director – joined the Board in February 2003
Member of the Board Corporate Governance Committee
John Niland is a Professor Emeritus of the University of New South Wales (UNSW) and was Vice-Chancellor and President of UNSW from 1992 to 2002. Before that he was the Dean of the Faculty of Commerce and Economics. He is currently Chairman of the Centennial Park and Moore Park Trust. He is a member of the University Grants Committee of Hong Kong and a member of the Board of Trustees of Singapore Management University, where he chairs the Finance and Remuneration Committee. Professor Niland is a former Chief Executive of the State Pollution Control Commission and Executive Chairman of the Environment Protection Authority. He has served on the Australian Universities Council, the Prime Minister's Science, Engineering and Innovation Council, the Boards of realestate.com.au Limited (23 May 2000 to 30 June 2003), St Vincent's Hospital and the Sydney Symphony Orchestra Foundation and the Sydney Olympic bid's Building Commission. Dr Niland is a resident of New South Wales.

Helen M Nugent, AO, BA (Hons) PhD (Qld) MBA (Harv) (age 57)
Independent Voting Director – joined the Board in June 1999
Chairman of Board Remuneration Committee
Member of Board Nominating Committee
Helen Nugent has held a number of roles in the finance sector. She is currently Chairman of Funds SA and Swiss Re Life and Health (Australia) Limited and previously was Director of Strategy, Westpac Banking Corporation (1994 to 1999), a Non-Executive Director of the State Bank of New South Wales (1993 to 1994) and, a Non-Executive Director of Mercantile Mutual (1992 to 1994). Currently, she is also a Director of UNiTAB Limited (since 1 July 1999) and Origin Energy Limited (since 25 March 2003), Chairman of Hudson (Australia and New Zealand) and is a member of the Board of Freehills, and the Australian Institute of Company Directors. She is a former Non-Executive Director of Carter Holt Harvey (29 May 2003 to 27 January 2006). She was formerly Deputy Chairman of the Australia Council and Chairman of the Major Performing Arts Board of the Australia Council and in 1999, she was Chairman of the Ministerial Inquiry into the Major Performing Arts. Prior to joining Westpac, Dr Nugent was Professor in Management and Director of the MBA Program at the Australian Graduate School of Management and a partner at McKinsey and Company. Dr Nugent is a resident of New South Wales.

Company secretaries' qualifications and experience

Dennis Leong, BSc BE (Hons) (Syd) MCom (UNSW) CPA FCIS
Company Secretary since 25 October 1993
Dennis Leong is an Executive Director of Macquarie Bank and Head of Macquarie Bank's Company Secretarial and Investor Relations Division, which is responsible for the Group's company secretarial requirements and professional risks insurances and Macquarie Bank's employee equity plans and investor relations. He has had over 12 years company secretarial experience and 12 years experience in corporate finance at Macquarie Bank and Hill Samuel Australia Limited.

Angela M Blair, BSc (Hons) (Manch) FCIS
Assistant Company Secretary since 30 January 2003
Angela Blair is a Division Director of Macquarie Bank. Mrs Blair has had 14 years company secretarial experience in Australia and the United Kingdom. She was previously Group Company Secretary of Baycorp Advantage Limited and held various company secretarial positions in the United Kingdom.

Amelia Cho, BCom LLB (UNSW)
Assistant Company Secretary since 29 March 2001
Amelia Cho is an Associate Director of Macquarie Bank. Ms Cho has had 10 years experience in the Company Secretarial and Investor Relations Division at Macquarie Bank. She was previously an Associate Lawyer in the Commercial Division of Dunhill Madden Butler (now known as PricewaterhouseCoopers Legal). She holds a current practicing certificate with the Law Society of NSW.

Auditors' Independence Statement

PRICEWATERHOUSECOOPERS

As lead auditor for the audit of Macquarie Bank Limited for the year ended 31 March 2006, I confirm that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit for the reporting period other than a contravention covered by ASIC Class Order 05/910, and

b) no contraventions of any applicable code of professional conduct in relation to the audit for the reporting period.

This statement is in respect of Macquarie Bank Limited and the entities it controlled during the reporting period.

Ian Hammond

Ian Hammond
Partner

PricewaterhouseCoopers
Sydney
15 May 2006

Liability is limited by a scheme under Professional Standards Legislation

Consolidated income statement for the financial year ended 31 March 2006

	Notes	Consolidated 2006 $m	Consolidated 2005 $m
Interest and similar income		**3,136**	2,565
Interest expense and similar charges		**(2,544)**	(2,029)
Net interest income		**592**	536
Fee and commission income		**2,842**	2,250
Fee and commission expense		**(402)**	(429)
Net fee and commission income		**2,440**	1,821
Net trading income		**876**	734
Share of net profits of associates and joint ventures using the equity method		**172**	17
Other operating income		**411**	725
Other operating expenses		**(98)**	(81)
Net other operating income		**313**	644
Total income from ordinary activities		**4,393**	3,752
Employment expenses		**(2,407)**	(2,045)
Occupancy expenses		**(139)**	(101)
Non-salary technology expenses		**(128)**	(104)
Professional fees, travel and communication expenses		**(237)**	(190)
Other expenses		**(195)**	(154)
Total expenses from ordinary activities		**(3,106)**	(2,594)
Operating profit before income tax		**1,287**	1,158
Income tax (expense)		**(290)**	(288)
Profit from ordinary activities after income tax		**997**	870
Profit attributable to minority interests		**(52)**	(29)
Profit attributable to equity holders of Macquarie Bank Limited		**945**	841
Distributions paid or provided on:			
Macquarie Income Securities	5	**(29)**	(29)
Profit attributable to ordinary equity holders of Macquarie Bank Limited		**916**	812
		Cents per share	
Basic earnings per share		**400.3**	369.6
Diluted earnings per share		**382.3**	361.1

The above consolidated income statement should be read in conjunction with the accompanying notes and discussion and analysis.

Consolidated balance sheet as at 31 March 2006

	Notes	Consolidated 2006 $m	Consolidated 2005 $m
Assets			
Cash and balances with central banks		**5**	4
Due from banks		**6,394**	3,969
Cash collateral on securities borrowed and reverse repurchase agreements		**13,570**	8,927
Trading portfolio assets		**14,246**	7,800
Other securities			1,712
Loan assets held at amortised cost		**34,999**	28,425
Other financial assets at fair value through profit and loss		**2,104**	
Derivative financial instruments – positive values		**10,978**	5,690
Other assets		**8,452**	3,691
Investment securities available for sale		**3,746**	
Intangible assets		**150**	371
Life investment contracts and other unit holder assets		**5,183**	4,473
Equity investments			116
Interest in associates and joint ventures using the equity method		**3,463**	2,117
Property, plant and equipment		**292**	148
Deferred income tax assets		**240**	203
Assets and disposal groups classified as held for sale		**2,389**	334
Total assets		**106,211**	67,980
Liabilities			
Due to banks		**2,118**	1,548
Cash collateral on securities lent and repurchase agreements		**6,995**	1,983
Trading portfolio liabilities		**10,057**	7,681
Derivative financial instruments – negative values		**10,057**	6,224
Deposits		**9,267**	7,240
Notes payable			28,161
Debt issued at amortised cost		**39,022**	
Other financial liabilities at fair value through profit and loss		**5,481**	
Other liabilities		**9,553**	4,581
Current tax liabilities		**97**	41
Life investment contracts and other unit holder liabilities		**5,130**	4,429
Provisions		**132**	119
Deferred income tax liabilities		**157**	189
Liabilities of disposal groups classified as held for sale		**1,427**	–
Total liabilities excluding loan capital		**99,493**	62,196
Loan capital			
Subordinated debt at amortised cost		**1,115**	1,359
Subordinated debt at fair value through profit and loss		**266**	
Total liabilities		**100,874**	63,555
Net assets		**5,337**	4,425
Equity			
Contributed equity			
Ordinary share capital		**1,916**	1,600
Treasury shares		**(2)**	(1)
Macquarie Income Securities		**391**	391
Reserves		**250**	49
Retained earnings	2	**1,934**	1,523
Total capital and reserves attributable to equity holders of Macquarie Bank Limited		**4,489**	3,562
Minority interest		**848**	863
Total equity		**5,337**	4,425

The above consolidated balance sheet should be read in conjunction with the accompanying notes and discussion and analysis.

Consolidated statement of changes in equity for the financial year ended 31 March 2006

	Consolidated 2006 $m	Consolidated 2005 $m
Total equity at the beginning of the year	**4,425**	2,797
Adjustments on adoption of AASB 132 and AASB 139 net of tax:		
Retained profits	**16**	
Reserves	**71**	
Available-for-sale investments, net of tax	**84**	
Associates and joint ventures	**(2)**	12
Cash flow hedges, net of tax	**(2)**	
Exchange differences on translation of foreign operations	**–**	(39)
Net income recognised directly in equity	**167**	(27)
Profit from ordinary activities after income tax	**997**	870
Total recognised income and expense for the year	**1,164**	843
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	**308**	217
Dividends and distributions paid or provided	**(550)**	(314)
Minority interest:		
(Reduction)/contribution of equity net of transaction costs	**(12)**	881
Distributions	**(51)**	(28)
Other equity movements:		
Share based payments	**53**	29
Total equity at the end of the year	**5,337**	4,425
Total recognised income and expense for the year is attributable to:		
Ordinary equity holders of Macquarie Bank Limited	**1,088**	823
Macquarie Income Securities holders	**29**	29
Minority interest	**47**	(9)
Total recognised income and expense for the year	**1,164**	843

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes and discussion and analysis.

Consolidated cash flow statement

	Consolidated 2006 $m	Consolidated 2005 $m
Cash flows from operating activities		
Interest received	**3,069**	2,573
Interest and other costs of finance (paid)	**(2,301)**	(2,036)
Dividends and distributions received	**230**	100
Fees and other non-interest income received	**2,644**	1,727
Fees and commissions (paid)	**(443)**	(414)
Net (payments)/receipts from trading securities and other financial instruments	**(5,257)**	2,466
(Payments) to suppliers	**(827)**	(707)
Employment expenses (paid)	**(1,854)**	(1,379)
Income tax (paid)	**(353)**	(121)
Life investment contract income	**193**	150
Life investment contract premiums received and other unit holder contributions	**973**	1,332
Life investment contracts (payments)	**(1,187)**	(1,458)
Assets and disposal groups classified as held for sale		
– net (payments)/receipts from operations	**(2)**	28
Loan assets (granted)	**(7,777)**	(6,463)
Recovery of loans previously written-off	**—**	5
Net increase in money market and other deposit accounts	**18,510**	7,179
Net cash flows from operating activities	**5,618**	2,982
Cash flows from investing activities		
(Payments) for other securities and assets available for sale	**(7,374)**	(1,101)
Proceeds from the realisation of other securities and assets available for sale	**7,173**	604
(Payments) for interests in associates	**(2,453)**	(513)
Proceeds from the sale of associates	**1,070**	46
Proceeds from the sale of controlled entities	**—**	4
Proceeds on sale of assets and disposal groups classified as held for sale	**1,238**	435
(Payments) for acquisition of controlled entities, excluding disposal groups, net of cash acquired	**(106)**	(510)
(Payments) for the purchase of assets and disposal groups classified as held for sale, net of cash acquired	**(921)**	(540)
(Payments) for life investment contracts and other unit holder investments	**(5,327)**	(5,467)
Proceeds from the sale of life investment contract investments	**5,647**	5,504
(Payments) for fixed assets	**(262)**	(83)
Proceeds from the sale of fixed assets	**5**	33
Net cash flows from investing activities	**(1,310)**	(1,588)
Cash flows from financing activities		
Assets and disposal groups classified as held for sale – net proceeds from borrowings	**—**	27
Proceeds from the issue of ordinary share capital	**223**	167
Proceeds from the issue of Macquarie Income Preferred Securities	**—**	894
(Payment) of issue costs on Macquarie Income Preferred Securities	**—**	(10)
(Payments to)/proceeds from other minority interest	**(2)**	11
(Repayment) of subordinated debt	**(26)**	(65)
Issue of subordinated debt	**—**	441
Dividends and distributions (paid)	**(520)**	(263)
Net cash flows from financing activities	**(325)**	1,202
Net increase in cash	**3,983**	2,596
Cash and cash equivalents at the beginning of the financial year	**5,150**	2,554
Cash and cash equivalents at the end of the financial year	**9,133**	5,150

The above consolidated cash flow statement should be read in conjunction with the accompanying notes and discussion and analysis.

Discussion and analysis of income statement

The economic entity achieved a profit from ordinary activities after income tax attributable to ordinary equity holders of $916 million (2005: $812 million), a 13% increase. The return on average ordinary shareholders' funds was 26.0%, against 29.8% in the previous financial year.

Total income from ordinary activities

Total income from ordinary activities increased by $641 million (17%) to $4,393 million at 31 March 2006.

Net interest income

Net interest income increased by $56 million (10%) to $592 million.

Interest and similar income rose by $571 million (22%) to $3,136 million, driven by growth in average interest bearing assets of $8,424 million (20%) and an increase in average interest rates due to the mix of assets employed.

Interest and similar charges increased by $515 million (25%) to $2,544 million, arising from growth in average interest bearing liabilities of $9,207 million (22%) and a change in the mix of liabilities.

Net fee and commission

Net fee and commission income increased by $619 million (34%) this financial year. It now represents 56% (2005: 49%) of total income from ordinary activities.

Net trading income

Net trading income increased by $142 million (19%) to $876 million, primarily from increased income on equity products.

Share of net profits of associates and joint ventures using the equity method

Share of net profits of associates and joint ventures using the equity method grew from $17 million to $172 million due to the growth in interests in associates.

Net other operating income

Net other operating income decreased by $331 million (51%) to $313 million. This is largely due to the inclusion of $300 million in the prior year financial statements on the sale of an interest in Macquarie Goodman Management Limited in exchange for a share in the Macquarie Goodman Group.

Total expenses from ordinary activities

Total expenses from ordinary activities rose $512 million (20%) in the period, primarily from increased employment expenses. A 25% increase in staff numbers to 8,183 worldwide employees, and resultant rises in salaries and other salary related costs, including commissions, superannuation and performance-related profit share, drove this increase.

Income tax

The effective income tax rate remains stable in the mid 20% range (2006: 23%; 2005: 25%).

Earnings per share

Basic earnings per share increased from 369.6 cents per share for 2005 to 400.3 cents per share, reflecting the strong growth in earnings.

Dividends on ordinary share capital

The interim ordinary dividend paid during the financial year ended 31 March 2006 was 90 cents per fully paid ordinary share, 90% franked at 30% (2005: 61 cents per fully paid ordinary share, 90% franked at 30%).

Since year end, the Directors have recommended the payment of a final dividend. The final dividend will be $1.25 per fully paid ordinary share, 100% franked based on tax paid at 30% (Final dividend 2005: $1.00 per fully paid ordinary share, 90% franked at 30%; Special dividend 2005: 40 cents per fully paid ordinary share, 90% franked at 30%).

Discussion and analysis of balance sheet

Net assets increased from $4,425 million at 31 March 2005 to $5,337 million at 31 March 2006, a 21% rise.

Total assets

Total assets rose by 56% to $106,211 million at 31 March 2006, attributable to strong growth in cash collateral on securities borrowed and reverse repurchase agreements; trading portfolio assets; loan assets held at amortised cost; derivative financial instruments-positive values and investment securities available for sale.

Total liabilities

Total liabilities (excluding loan capital) rose 60% to $99,493 million at 31 March 2006, arising primarily from increases across cash collateral on securities lent and repurchase agreements; trading portfolio liabilities; derivative financial instruments-negative values and other financial liabilities at fair value through profit and loss. Subordinated debt increased by $22 million (2%) since 31 March 2005.

Total capital and reserves attributable to equity holders of the economic entity increased by $927 million (26%) to $4,489 million. The increase is due to growth in retained earnings, reserves and ordinary share capital, partly attributable to shares issued through the exercise of options and the Dividend Reinvestment Plan.

The total capital adequacy ratio decreased from 21.2% to 14.1% at 31 March 2006 and the Tier 1 ratio decreased from 14.4% to 12.4% as at 31 March 2006. These decreases were primarily the result of an increase in risk-weighted assets in line with the balance sheet growth over the year. These ratios remain in excess of the Bank's minimum ratios.

The Bank's credit ratings continue to reflect strong prudential controls and diversified earnings. During the financial year, the Bank maintained all its external credit ratings.

Discussion and analysis of cash flow statement

Cash flows from operating activities for the financial year was a net inflow of $5,618 million (2005: $2,982 million).

Cash flows from investing activities was a net outflow of $1,310 million (2005: $1,588 million).

Cash flows from financing activities was a net outflow of $325 million (2005: inflow $1,202 million). This was mainly due to the payment of dividends and distributions of $520 million (2005: $263 million), counteracted by $223 million (2005: $167 million) proceeds from the issue of share capital.

Note 1. Basis of accounting

The concise financial report is derived from the full financial report of Macquarie Bank Limited and the entities that it controlled (together, "the economic entity") at the end of and during the financial year ended 31 March 2006, which is prepared in accordance with Accounting Standards, Australian Interpretations, the Corporations Act 2001 and the Banking Act 1959. Accounting Standards include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report complies with International Financial Reporting Standards.

The concise financial report has been prepared in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports* and the relevant provisions of the Corporations Act 2001.

Application of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards ("AIFRS")

This concise financial report is the first annual economic entity financial report to be prepared in accordance with AIFRS. AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* ("AASB 1") has been applied in preparing this financial report.

Financial reports of the economic entity until 31 March 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles ("previous AGAAP"). Previous AGAAP differs in certain respects from AIFRS. When preparing the economic entity's annual financial report for the year ended 31 March 2006, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments. The economic entity has taken the exemption available under AASB 1 to apply AASB 132: *Financial Instruments: Disclosure and Presentation* ("AASB 132") and AASB 139: *Financial Instruments: Recognition and Measurement* ("AASB 139") only from 1 April 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the economic entity's equity and its net income are given in note 52: Explanation of transition to Australian equivalents to IFRSs in the full financial report.

A full description of the accounting policies adopted by the economic entity is provided in the full financial report.

	Consolidated 2006 $m	Consolidated 2005 $m
Note 2. Retained earnings		
Balance at the beginning of the financial period	1,523	996
Adjustment on adoption of AASB 132 and AASB 139 (see note 52 to the full financial report)	16	—
Profit attributable to equity holders of Macquarie Bank Limited	945	841
Distributions paid or provided on Macquarie Income Securities	(29)	(29)
Dividends paid on ordinary share capital	(521)	(285)
Total retained earnings	1,934	1,523
Note 3. Revenue		
Interest and similar income	3,136	2,565
Fee and commission income	2,819	2,227
Investment revenue and management fees from life investment contracts and other unit holder businesses	509	487
Net trading income	876	734
Profit on the sale of other securities and equity investments, investment securities available for sale and associates and joint ventures	178	592
Other income (excluding profit on the sale of other securities and equity investments; investment securities available for sale and associates and joint ventures)	405	150
Total revenue from operating activities	7,923	6,755

Note 4. Segment reporting

Primary segment – business

	Asset and wealth management $m	Financial markets $m	Investment banking $m	Lending $m	Total $m
				Consolidated 31 March 2006	
Income statement					
Revenue from external customers	1,702	1,968	1,887	2,212	7,769
Net loss from disposal groups held for sale	—	—	(18)	—	(18)
Intersegmental revenue/(expense)	48	(280)	(138)	370	—
Share of net profits of associates and joint ventures using the equity method	155	3	17	(3)	172
Total revenue from ordinary activities	1,905	1,691	1,748	2,579	7,923
Operating profit from ordinary activities before income tax	345	292	480	170	1,287
Income tax (expense)	(104)	(38)	(104)	(44)	(290)
Profit from ordinary activities after income tax	241	254	376	126	997
Non-cash expenses: depreciation	(18)	(8)	(25)	(53)	(104)
Balance Sheet					
Total assets	8,780	50,732	12,587	34,112	106,211
Total liabilities	7,385	63,768	5,488	24,233	100,874
Fixed assets acquired during the financial year	18	54	155	35	262
Intangible assets acquired during the financial year	33	24	71	2	130
Assets and disposal groups classified as held for sale	24	—	2,365	—	2,389
Interest in associates and joint ventures using the equity method	1,070	276	2,095	22	3,463

Note 4. Segment reporting continued
Primary segment – business continued

	Asset and wealth management $m	Financial markets $m	Investment banking $m	Lending $m	Total $m
				Consolidated 31 March 2005	
Income statement					
Revenue from external customers	1,810	1,496	1,551	1,881	6,738
Intersegmental revenue/(expense)	26	(118)	(97)	189	—
Share of net profits of associates and joint ventures using the equity method	37	3	(24)	1	17
Total revenue from ordinary activities	1,873	1,381	1,430	2,071	6,755
Operating profit from ordinary activities before income tax	439	202	394	123	1,158
Income tax (expense)	(134)	(30)	(92)	(32)	(288)
Profit from ordinary activities after income tax	305	172	302	91	870
Non-cash expenses: depreciation	(18)	(6)	(21)	(28)	(73)
Balance Sheet					
Total assets	6,548	26,979	6,005	28,448	67,980
Total liabilities	5,296	35,820	2,418	20,021	63,555
Fixed assets acquired during the financial year	11	4	23	45	83
Intangible assets acquired during the financial year	12	—	339	—	351
Assets and disposal groups classified as held for sale	—	—	334	—	334
Interest in associates and joint ventures using the equity method	1,171	—	935	11	2,117

Secondary segment – geographical

Geographical segments have been determined based on where the transactions have been booked. The operations of the economic entity are headquartered in Australia. All locations below the reportable segment threshold have been collectively classified as other.

	Australia $m	Asia Pacific* $m	Europe $m	North America $m	Other $m	Total $m
					Consolidated 31 March 2006	
Revenue from external customers	**5,107**	**1,056**	**1,011**	**568**	**27**	**7,769**
Total assets	**75,626**	**7,950**	**14,284**	**7,723**	**628**	**106,211**
Fixed assets acquired during the financial year	**74**	**31**	**119**	**33**	**5**	**262**
Intangible assets acquired during the financial year	**86**	**12**	**8**	**24**	**—**	**130**
					Consolidated 31 March 2005	
Revenue from external customers	4,912	697	563	538	28	6,738
Total assets	48,557	6,141	7,048	5,730	504	67,980
Fixed assets acquired during the financial year	31	31	17	4	—	83
Intangible assets acquired during the financial year	351	—	—	—	—	351

* Excludes Australia as it is disclosed as a separate segment.

	Consolidated 2006 $m	Consolidated 2005 $m
Note 5. Dividends paid and distributions paid or provided		
i) Dividends paid		
Ordinary share capital		
Interim dividend paid ($0.90 (2005: $0.61) per share)	208	134
2005 Final dividend paid ($1.00 (2004: $0.70) per share)	224	151
2005 Special dividend paid ($0.40 (2004: $nil) per share)	89	–
Total dividends paid	**521**	285

All dividends in the above table were 90% franked at the 30% corporate tax rate.

The Bank's Dividend Reinvestment Plan ("DRP") remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in note 33 – Contributed equity in the full financial report.

	Cents per ordinary share	
Cash dividends per ordinary share (including interim dividend not provided for)	**215**	201

ii) Dividends not recognised at the end of the financial year
In addition to the above dividends, since the end of the financial year the directors have recommended the payment of the 2006 final dividend of $1.25 per fully paid ordinary share, 100% franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 5 July 2006 out of retained profits at 31 March 2006, but not recognised as a liability at the end of the financial year, is $290 million. This amount has been estimated based on the number of shares eligible to participate as at 31 March 2006.

	Consolidated 2006 $m	Consolidated 2005 $m
iii) Distributions paid or provided		
Macquarie Income Securities		
Distributions paid (net of distributions previously provided)	23	23
Distributions provided	6	6
Total distributions paid or provided	**29**	29

The Macquarie Income Security ("MIS") is a stapled arrangement, which includes a perpetual preference share issued by the Bank. No dividends are payable under the preference shares until the Bank exercises its option to receive future payments of interest and principle under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to directors' discretion. The distributions paid/provided in respect of the MISs are recognised directly in equity in accordance with AASB 132: *Financial Instruments: Disclosure and Presentation*.

	Consolidated 2006 $m	Consolidated 2005 $m
iii) Distributions paid or provided		
Macquarie Income Preferred Securities		
Distributions paid (net of distributions previously provided)	27	–
Distributions provided	24	28
Total distributions paid or provided	**51**	28

The Macquarie Income Preferred Securities represent a minority interest of the consolidated entity. Accordingly, the distributions paid/provided in respect of the Macquarie Income Preferred Securities are recorded as movements in minority interest, as disclosed in note 34 – Reserves, retained earnings and minority interests in the full financial report. The Bank can redirect the payments of distributions under the convertible debentures to be paid to itself. Each debenture converts for 500 Bank preference shares at the Bank's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity.

	Consolidated 2006 $m	Consolidated 2005 $m
	Cents per share	
Note 6. Earnings per share		
Basic earnings per share	**400.3**	369.6
Diluted earnings per share	**382.3**	361.1
Reconciliation of earnings used in the calculation of basic earnings per share		
Profit from ordinary activities after income tax	**997**	870
(Profit) attributable to minority interests:		
Macquarie Income Preferred Securities	**(51)**	(28)
Other equity holders	**(1)**	(1)
Distributions paid or provided on:		
Macquarie Income Securities	**(29)**	(29)
Total earnings used in the calculation of basic earnings per share	**916**	812
Reconciliation of earnings used in the calculation of diluted earnings per share		
Earnings used in calculating basic earnings per share	**916**	812
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	**–**	–
Total earnings used in the calculation of diluted earnings per share	**916**	812
	Number of shares	
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**228,840,495**	219,698,110
Weighted average number of shares used in the calculation of diluted earnings per share		
Weighted average fully paid ordinary shares	**228,840,495**	219,698,110
Potential ordinary shares:		
Weighted average options	**10,790,865**	5,169,587
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**239,631,360**	224,867,697

Information concerning the classification of securities

Options

Options granted to employees under the Employee Option Plan are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share to the extent to which they are dilutive. The issue price, which is equivalent to the fair value of the options granted, and exercise price used in this assessment incorporate both the amounts recognised as an expense up to the reporting date as well as the fair value of options yet to be recognised as an expense in the future.

Included in the balance of weighted average options are 1,563,530 (2005: 1,137,897) options that were converted, lapsed or cancelled during the financial year. There are a further 10,351,358 (2005: 1,552,050) options that have not been included in the balance of weighted average options on the basis that their strike price was greater than the average market price of the Bank's fully paid ordinary shares for the financial year ended 31 March 2006 and consequently, they are not considered to be dilutive.

Note 7. Acquisition and disposal of controlled entities

Entities acquired or consolidated due to change in control:

a) Daegu East Circulation Road Company
On 16 June 2005, a consortium controlled by the Bank, Macquarie East Daegu Investment Company (MEDIC), acquired the D4 Circulation Road in Korea. The Bank's investment in MEDIC was $27 million. The Bank owned 65% of MEDIC.

b) Open Telecommunications Limited
On 5 July 2005, a controlled entity of the Bank acquired 68% of Open Telecommunications Limited at a cost of $5 million. During the period to 31 March 2006 the Group acquired a further 6.87% of Open Telecommunications Limited.

c) Korean Power Investment Co. Limited ("KPIC")
On 12 July 2005, a controlled entity of the Bank acquired a 28% interest in KPIC, the principal asset of which was an investment in Korean Independent Energy Corporation. The Bank's investment in KPIC was $55 million. The entity controlled KPIC through the existence of a call option held over the remaining 72% of the equity.

d) ATM Solutions Australasia
On 1 August 2005, a controlled entity of the Bank acquired 100% of ATM Solutions Australia Pty Limited at a cost of $44 million.

e) The Steam Packet Group Limited
On 20 October 2005, a controlled entity of the Bank acquired 100% of The Steam Packet Group for $95 million. The entity provides freight, passenger and vehicle ferry services between the Isle of Man and the United Kingdom and Ireland.

f) Smarte Carte Corporation
On 18 November 2005, a controlled entity of the Bank entered into an agreement with a group of investors to acquire 100% of Smarte Carte Corporation (Smarte Carte), a concessionaire of baggage cart, locker and stroller services operating in airports, train stations, bus terminals, shopping centres and entertainment facilities around the world. The controlled entity of the Bank gained control of Smarte Carte Corporation on 28 February 2006 when financial close occurred. The cost of investment is $190 million.

g) AHA Health Abbotsford Limited and AHV Access Health Vancouver Limited
On 28 December 2005, controlled entities of the Bank acquired an 81% interest in AHA Health Abbotsford Limited and AHV Access Health Vancouver Limited for a nominal cash consideration, and a deferred equity commitment of $65 million. Both entities are responsible for the design, construction, financing and operation of hospital facilities in British Columbia, Canada.

h) Baldwin County Bridge Company LLC
On 30 December 2005, a controlled entity of the Bank purchased 100% of Baldwin County Bridge Company LLC for $95 million. The entity owns the bridge portion of the Foley Beach Expressway in Alabama, United States.

i) Macquarie Cook Energy LLC (formerly Cook Inlet Energy Supply LLC)
On 1 November 2005, a controlled entity of the Bank acquired 100% of Macquarie Cook Energy LLC (formerly Cook Inlet Energy Supply LLC) for $60 million. The entity provides physical natural gas trading, transportation and storage services and is located in Los Angeles, United States.

Note 7. Acquisition and disposal of controlled entities continued

Aggregate details of the acquisitions (including disposal groups) are as follows:

	As at 31 March 2006 $m	As at 31 March 2005 $m
Fair value of net assets acquired		
Cash and other financial assets	**182**	26
Derivatives and financial instruments – positive values	**269**	—
Fixed assets	**28**	75
Intangible assets	**112**	353
Assets of disposal groups classified as held for sale	**2,271**	747
Derivative financial instruments – negative values	**(254)**	—
Payables, provisions and borrowings	**(197)**	(81)
Liabilities of disposal groups classified as held for sale	**(1,660)**	(198)
Minority interest in disposal groups classified as held for sale	**(151)**	—
Total fair value of net assets acquired	**600**	922
Purchase consideration		
Cash consideration	**589**	922
Deferred consideration	**76**	—
Total purchase consideration	**665**	922
Reconciliation of cash movement		
Cash consideration	**(589)**	(922)
Less: cash acquired	**279**	19
Total cash outflow	**(310)**	(903)

The operating results of these entities have not had a material impact on the results of the economic entity.

There are no significant differences between the fair value of net assets acquired and the acquiree's carrying value of net assets other than the goodwill and other intangible assets noted above.

The 31 March 2005 comparatives relate to the acquisitions of District Energy, Atlantic Aviation, RG Capital Radio and DMG Regional Radio. As detailed in the table above, the significant intangibles relating to these entities included radio licences, aircraft leases and goodwill.

Entities disposed of or deconsolidated due to change in control:

a) RG Capital and DMG Regional Radio ("Radioworks")
On 22 November 2005, two wholly owned subsidiaries of the Bank, Macquarie Media Holdings Limited and Macquarie Media Trust (collectively the Macquarie Media Group or MMG), were floated on the Australian Stock Exchange. MMG was the owner of the Group's interest in the former RG Capital and DMG Regional Radio ("Radioworks") acquired in August and September 2004. As a result of the float, the Group's effective interest in MMG was reduced to 19.95%. The Group's 19.95% interest in MMG has been equity accounted from 22 November 2005.

b) Daegu East Circulation Road Company
On 28 February 2006, a subsidiary of the Bank, Macquarie International Holdings Limited, entered into a Sale and Purchase Agreement to sell its interest in Macquarie East Daegu Investment Company ("MEDIC") to Macquarie Korean Infrastructure Fund. The transaction settled on 14 March 2006. As a result of the sale, the Bank is no longer required to consolidate its interest in MEDIC and its interest in the D4 Circulation Road in Korea.

c) Korean Power Investment Co. Limited ("KPIC")
On 21 March 2006, a subsidiary of the Bank, Korean Power Investment Co. Limited ("KPIC") entered into a Sale and Purchase Agreement to dispose of its interest in the Korean Independent Energy Corporation. The Bank's interest in KPIC was 28%. The Bank controlled KPIC via a call option over the remaining 72% of the equity in KPIC. The call option was terminated on 27 March 2006. As a result of the sale of its ownership interest and the termination of the call option the Bank ceased to control KPIC on 27 March 2006.

Note 7. Acquisition and disposal of controlled entities continued

Aggregate details of the disposals and deconsolidations are as follows:

	As at 31 March 2006 $m	As at 31 March 2005 $m
Carrying value of assets and liabilities disposed of or deconsolidated		
Cash, intangible assets and other assets	–	36
Assets of disposal groups classified as held for sale	1,099	2,743
Payables, provisions and borrowings	–	(14)
Liabilities of disposal groups classified as held for sale	(687)	(2,195)
Minority interest	–	(13)
Minority interest in disposal groups classified as held for sale	(139)	–
Total carrying value of assets and liabilities disposed of or deconsolidated	273	557
Reconciliation of cash movement		
Cash received*	460	528
Less:		
Investment retained	(110)	–
Cash deconsolidated	(102)	(89)
Total cash inflow/(outflow)	248	439

* Cash received includes the repayment of intercompany debt.

The 31 March 2005 comparatives relate to the deconsolidation of District Energy, Atlantic Aviation, South East Water, Arlanda Express and CH4 Gas Limited.

Note 8. Events occurring after reporting date

There were no material post balance sheet events occurring after the reporting date requiring disclosure in these financial statements.

Note 9. Full financial report

Further financial information can be obtained from the full financial report which is available, free of charge, on request from the Bank. A copy may be requested by calling (61 2) 8232 3333. Alternatively, both the full financial report and the concise financial report can be accessed via the internet at: http://www.macquarie.com.au.

Directors' declaration

The Directors declare that in their opinion, the concise financial report of the economic entity for the financial year ended 31 March 2006 as set out on pages 45 to 104 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the financial year ended 31 March 2006.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the economic entity as the full financial report, which as indicated in note 9, is available on request.

This declaration is made in accordance with a resolution of the Directors.

David Clarke
Executive Chairman

Allan Moss
Managing Director and
Chief Executive Officer

Sydney 15 May 2006

Independent audit report to the members of Macquarie Bank Limited

PRICEWATERHOUSECOOPERS

Audit opinion

In our opinion, the concise financial report of Macquarie Bank Limited for the year ended 31 March 2006 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity, discussion and analysis of and notes to the financial statements, and the directors' declaration for Macquarie Bank Limited (the company) for the year ended 31 March 2006.

The directors of the company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

Audit approach

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We also performed an independent audit of the full financial report of the company ended 31 March 2006. Our audit report on the full financial report was signed on 15 May 2006, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information included in the concise financial report is consistent with the information in the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report which were not directly derived from the full financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the concise financial report.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Ian Hammond

Ian Hammond
Partner

Sydney
15 May 2006

Liability limited by a scheme approved under Professional Standards Legislation.

With the exception of 31 March 2005, the consolidated financial information presented below has been based on the Australian standards adopted at each reporting date. The financial information for the full year ended 31 March 2005 and 31 March 2006 is based on the reported results using the Australian Standards that are equivalent to International Financial Reporting Standards ("AIFRS") and their related pronouncements.

Years ended 31 March	1997	1998	1999	2000	2001	2002	2003	2004	2005[e]	**2006**
Income statement ($ million)										
Total income from ordinary activities	530	665	815	1,186	1,472	1,600	1,890	2,465	3,752	**4,393**
Total expenses from ordinary activities	392	498	597	885	1,147	1,245	1,430	1,780	2,594	**3,106**
Operating profit before income tax	138	167	218	301	325	355	460	685	1,158	**1,287**
Income tax expense	21	26	53	79	53	76	96	161	288	**290**
Profit for the year	117	141	165	222	272	279	364	524	870	**997**
Macquarie Income Preferred Securities distributions	—	—	—	—	—	—	—	—	28	**51**
Other minority interests	—	—	—	—	(1)	—	3	3	1	**1**
Macquarie Income Securities distributions	—	—	—	12	31	29	28	27	29	**29**
Profit attributable to ordinary equity holders	117	141	165	210	242	250	333	494	812	**916**
Balance sheet ($ million)										
Total assets	6,142	7,929	9,456	23,389	27,848	30,234	32,462	43,771	67,980	**106,211**
Total liabilities	5,642	7,348	8,805	22,154	26,510	27,817	29,877	40,938	63,555	**100,874**
Net assets	500	581	651	1,235	1,338	2,417	2,585	2,833	4,425	**5,337**
Risk-weighted assets	4,686	4,967	4,987	8,511	9,860	10,651	10,030	13,361	19,771	**28,751**
Total loan assets	2,682	3,158	4,002	6,518	7,785	9,209	9,839	10,777	28,425	**34,999**
Impaired assets (net of provisions)	46	12	44	23	31	49	16	61	42	**93**
Share information										
Cash dividends per share (cents per share)										
Interim	18	21	30	34	41	41	41	52	61	**90**
Final	25	30	38	52	52	52	52	70	100	**125**
Special	—	—	—	—	—	—	50	—	40	**—**
Total	43	51	68	86	93	93	143	122	201	**215**
Basic earnings per share (cents per share)	74.9	88.1	101.3	124.3	138.9	132.8	164.8	233.0	369.6	**400.3**
Share price at 31 March ($) [a]	8.50	14.35	19.10	26.40	27.63	33.26	24.70	35.80	48.03	**64.68**
Ordinary share capital (million shares) [b]	151.4	157.6	161.1	171.2	175.9	198.5	204.5	215.9	223.7	**232.4**
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	1,287	2,262	3,077	4,520	4,860	6,602	5,051	7,729	10,744	**15,032**
Ratios										
Return on average ordinary shareholders' funds	25.5%	26.1%	26.8%	28.1%	27.1%	18.7%	18.0%	22.3%	29.8%	**26.0%**
Payout ratio	60.5%	57.9%	67.2%	70.0%	67.5%	73.6%	87.4%[d]	53.2%	53.2%	**54.4%**
Tier 1 ratio	12.9%	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%	16.2%	14.4%	**12.4%**
Capital adequacy ratio	13.2%	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%	19.9%	21.2%	**14.1%**
Impaired assets as % of loan assets (excluding mortgage securitisation SPVs)	1.7%	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%	0.6%	0.3%	**0.5%**
Net loan losses as % of loan assets (excluding mortgage securitisation SPVs)	0.0%	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%	0.3%	0.2%	**0.1%**
Assets under management ($ billion) [f]	16.9	21.4	22.8	26.3	30.9	41.3	52.3	62.6	96.7	**140.3**
Staff numbers [c]	1,965	2,474	3,119	4,070	4,467	4,726	4,802	5,716	6,556	**8,183**

[a] The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996.

[b] Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.

[c] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

[d] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8%.

[e] Restated for AIFRS.

[f] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

Investor information

Website

To view Annual and Interim Reports, presentations, dividend information and other investor information, visit www.macquarie.com.au/shareholdercentre

Shareholder calendar

Shareholders may like to note the following key dates:

2006

Date	Event
16 May	Full-year result announcement
26 May	Record date for ordinary final dividend
5 July	Payment of ordinary final dividend
17 July	MIS distribution
20 July	2006 Annual General Meeting
30 September	First half financial year end
16 October	MIS distribution; MIPS distribution
14 November	Half-year result announcement
24 November	Record date for ordinary interim dividend
15 December	Payment of ordinary interim dividend

2007

Date	Event
15 January	MIS distribution
31 March	Full-year financial year end
16 April	MIS distribution; MIPS distribution

2006 Annual General Meeting

The 2006 Annual General Meeting of the Bank will be held at 11.00 am on Thursday, 20 July 2006 at The Westin Sydney, in the Grand Ballroom, Lower Level, No. 1 Martin Place, Sydney, NSW. Details of the business of the meeting are contained in the separate Notice of Annual General Meeting sent to security holders.

Cost minimisation

Consolidation of duplicate holdings: We incur registry costs on an individual Securityholder basis, therefore, if you have more than one holding and would like to consolidate them, please call Computershare on 1300 554 096.

Direct Credit: Having your dividend directly credited to your bank or building society account provides a fast, safe and convenient method of receiving your dividend. It is also the most cost effective method of paying dividends.

eTree: Macquarie Bank is a foundation member of eTree, a joint venture between Computershare and Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address, Macquarie donates $2 to Landcare Australia to support reforestation projects in the shareholder's state/territory.

If you are a New Zealand shareholder your donation will support a reforestation project in New Zealand, and for all other overseas shareholders the donations will be equally divided between these eTree projects.

Not only does this help the environment, it also ensures we can deliver information to shareholders more quickly while reducing the costs of paper, printing and postage. Shareholders can register for eTree at www.eTree.com.au/macquarie

Annual/Interim Reports: Shareholders not wishing to receive the Annual Report should advise the share registry in writing so that their names can be removed from the mailing list. Shareholders automatically receive the Concise Report unless they advise the share registry otherwise.

Shareholders can also nominate to receive email notification of the release of the Annual and Interim Reports, and then access these documents via a link to the Bank's website. See the eTree section above.

Stock exchange listing

Fully paid ordinary shares issued by Macquarie Bank Limited and Macquarie Income Securities are quoted on the Australian Stock Exchange. Macquarie Bank's code on the Australian Stock Exchange is MBL and the Macquarie Income Securities' code is MBLHB. Macquarie Bank also has debt securities and debentures quoted on the Luxembourg Stock Exchange and the Channel Islands Stock Exchange respectively.

American Depository Receipt (ADR) Program

In June 2005, Macquarie Bank Limited (MBL) established an ADR program which enables US investors to trade Macquarie Bank shares in US dollars.

MBL ADRs are negotiable certificates issued by the Bank of New York, with one ADR representing one MBL share. They are traded under the symbol MQBKY and are classified as Level 1. They are not listed on any exchange and are traded over-the-counter via brokers.

The register of ADRS is kept at:

The Bank of New York
Investor Services
PO Box 11258
Church Street Station
New York NY 10286-1258
USA.

Toll-free telephone number for domestic callers:
1-888-BNY-ADRs

Telephone number for international callers:
+1-212-815-3700

Further information can be found at www.stockbny.com
or by emailing shareowners@bankofny.com

Dividend details – Macquarie Bank Limited
Macquarie Bank Limited generally declares a dividend on its fully-paid ordinary shares twice a year following the announcements in May and November of the Bank's final and interim results. The proposed dates for the 2006 final dividend and 2007 interim dividend are listed below:

Dividend announced	Record date	Proposed payment date
16 May 2006	26 May 2006	5 July 2006
14 November 2006	24 November 2006	15 December 2006

Dividend Reinvestment Plan (DRP)
The DRP allows shareholders to apply their dividends to acquire new MBL shares rather than receiving dividends in cash. Shares are allotted at the market value (as defined by DRP rules) minus a 2.5% discount. The DRP discount has been re-introduced with effect from the 2006 final dividend payment.

To participate in the DRP, or to make changes to your DRP participation, contact Computershare on 1300 554 096.

Distribution details - Macquarie Finance Limited
Macquarie Finance Limited makes interest payments quarterly in arrears on or about 15 January, 15 April, 15 July and 15 October each year. Dates and payment rates are listed at www.macquarie.com.au/shareholdercentre

Voting rights
Ordinary shares
At meetings of members or classes of members each member may vote in person or by proxy, attorney or (if the member is a body corporate) corporate representative. On a show of hands every person present who is a member or a representative of a member has one vote and on a poll every member present in person or by proxy or attorney has:

i) one vote for each fully paid share held; and

ii) that proportion of a vote for any partly paid ordinary share held that the amount paid on the partly paid share bears to the total issue price of the share.

Macquarie Income Securities
Holders of Macquarie Income Securities, as holders of a stapled security that includes a preference share, have:

(a) the right to vote at any general meeting of the Bank only in each of the following circumstances:

i) during a period when two consecutive Semi-annual Dividends (as defined in the preference share terms) due and payable on the preference shares have not been paid in full, and no Optional Dividend (as defined in the preference share terms) has been paid;

ii) on any proposal to reduce the Bank's share capital;

iii) on any resolution to approve the terms of a buy-back agreement;

iv) on any proposal that affects the rights attaching to the preference shares;

v) on a proposal to wind up the Bank;

vi) on any proposal for the disposal of the whole of the Bank's property, business and undertaking;

vii) during the winding up of the Bank; and;

(b) the same voting rights, in those circumstances, as holders of ordinary shares (as set out above).

Macquarie Income Preferred Securities
Unpaid preference shares were issued by the Bank as part of the Macquarie Income Preferred Securities issue. Whilst these preference shares remain unpaid, they have no voting rights. If paid up, these preference shares will have the same voting rights as holders of Macquarie Income Securities, except that instead of having a right to vote in situation (a)(i) above, they have a right to vote at any general meeting of the Bank during a period in which a dividend has been declared on the preference shares but which has not been paid in full by the relevant dividend payment date.

Fully paid ordinary shares

Twenty largest ordinary shareholders at 8 May 2006	Number of Ordinary shares	% of Ordinary shares
J P Morgan Nominees Australia Limited	42,405,790	18.24%
National Nominees Limited	27,045,473	11.64%
Westpac Custodian Nominees Limited	23,508,662	10.11%
ANZ Nominees Limited <Cash Income a/c>	9,527,347	4.10%
Citicorp Nominees Pty Limited	6,263,448	2.69%
Queensland Investment Corporation	5,113,319	2.20%
Cogent Nominees Pty Limited	4,162,142	1.79%
HSBC Custody Nominees (Australia) Limited	4,076,932	1.75%
Argo Investments Limited	3,780,360	1.63%
Citicorp Nominees Pty Limited <CFS Wsle Geared Shr Fnd a/c>	3,055,425	1.31%
AMP Life Limited	2,476,524	1.07%
Citicorp Nominees Pty Limited <CFS Wsle Imputation Fnd a/c>	2,101,444	0.90%
Cogent Nominees Pty Limited <SMP Accounts>	1,567,772	0.67%
Citicorp Nominees Pty Limited <CFS Imputation Fund a/c>	1,397,106	0.60%
Citicorp Nominees Pty Limited <CFS Wsle Aust Share Fnd a/c>	1,170,480	0.50%
IAG Nominees Pty Limited	1,165,570	0.50%
Citicorp Nominees Pty Limited <CFS Wsle Industrial Shr a/c>	959,999	0.41%
Suncorp Custodian Services Pty Limited <AET>	891,519	0.38%
Mr James Douglas Packer	750,000	0.32%
UBS Wealth Management Australia Nominees Pty Ltd	730,702	0.31%
	142,150,014	61.12%

Substantial shareholders

At 8 May 2006 the following shareholders were registered by the Company as substantial shareholders, having declared a relevant interest in accordance with the Corporations Act 2001 (Cth), in the voting shares below:

Holder	Number of Ordinary shares	Date of notice
Capital Group of Companies	19,089,764	20 March 2006
Commonwealth Bank of Australia	14,066,984	17 October 2005

Spread of ordinary shareholdings

Details of the spread of ordinary shareholders at 8 May 2006 were as follows:

Range	Number of Shareholders	Number of Shares
1 – 1,000	50,286	17,310,375
1,001 – 5,000	9,531	19,562,831
5,001 – 10,000	955	6,751,373
10,001 – 100,000	884	23,933,559
100,001 shares and over	117	164,882,231
	61,773	232,440,369

456 shareholders (representing 1,486 fully paid shares) held less than a marketable parcel.

All 31,394,140 options on issue at 8 May 2006 are held by Bond Street Custodians Limited as nominee for participants in the Bank's Option Plans.

Macquarie Income Securities

Twenty largest Macquarie Income Security holders at 8 May 2006	Number of Macquarie Income Securities	% of Macquarie Income Securities
Westpac Custodian Nominees Limited	353,074	8.83%
J P Morgan Nominees Australia Limited	222,862	5.57%
Questor Financial Services Limited <TPS RF a/c>	99,864	2.50%
RBC Dexia Investor Services Australia Nominees Pty Limited <MLCI a/c>	99,338	2.48%
ANZ Nominees Limited <Cash Income a/c>	51,423	1.29%
Australian Executor Trustees Limited <No 1 Account>	48,574	1.21%
Citicorp Nominees Pty Ltd	30,170	0.75%
UBS Wealth Management Australia Nominees Pty Ltd	28,630	0.72%
Temple Society Central Fund (Aust)	25,500	0.64%
Custodial Services Limited	24,406	0.61%
Citicorp Nominees Pty Limited <CFSIL Cwlth Spec 5 a/c>	17,341	0.43%
ANZ Executors & Trustee Company Limited <The Jo & Jr Wicking a/c>	15,100	0.38%
Argo Investments Limited	15,000	0.38%
Catholic Church Endowment Society Incorporated	15,000	0.38%
Questor Financial Services Limited <TPS PIP a/c>	14,490	0.36%
Carmichael Group Investments Pty Ltd	14,220	0.36%
RBC Dexia Investor Services Australia Nominees Pty Limited <NMSMT a/c>	13,337	0.33%
Rubicon Nominees Pty Ltd	10,050	0.25%
Albert Investments Pty Ltd	10,000	0.25%
Mrs Yvonne Marjan Black	10,000	0.25%
	1,118,379	27.97%

Details of the spread of Macquarie Income Security holders at 8 May 2006 were as follows:

	Number of Holders	Number of Securities
1 – 1,000	7,302	1,964,615
1,001 – 5,000	373	757,285
5,001 – 10,000	24	179,721
10,001 – 100,000	16	522,443
100,001 securities and over	2	575,936
	7,717	4,000,000

Four holders (representing six Macquarie Income Securities) held less than a marketable parcel.

Macquarie Income Preferred Securities

As at 8 May 2006, all 7,000 convertible debentures and all 350,000 unpaid preference shares, issued by the Bank as part of the Macquarie Income Preferred Securities issue, were held by one holder, Macquarie Capital Funding L.P. The registers in respect of the preference shares and convertible debentures are kept at the Bank's principal administrative office at No. 1 Martin Place, Sydney, NSW, 2000; telephone number +61 2 8232 3333.

Enquiries

Investors who wish to enquire about any matter relating to their Macquarie Bank Limited shareholding or Macquarie Income Securities holding are invited to contact the Share Registry office below or visit its internet site at:
Website: www.computershare.com

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 8060 Australia
Telephone: +61 3 9415 4000
Freecall: 1300 554 096

Facsimile: +61 2 8234 5050
Email: sydney.services@computershare.com.au
Website: www.computershare.com

Any other enquiries relating to your Macquarie Bank share investment or Macquarie Income Securities can be directed to:

Investor relations
Macquarie Bank Limited
Level 15, No. 1 Martin Place
Sydney New South Wales 2000 Australia
Telephone: +61 2 8232 5006
Facsimile: +61 2 8232 4330
Email: macquarie.shareholders@macquarie.com
Website: www.macquarie.com.au/shareholdercentre

The Bank's company secretary, Dennis Leong, may be contacted on the numbers above.

Australia
Sydney
No.1 Martin Place
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

20 Bond Street
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

9 Hunter Street
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

135 King Street
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

9 George Street
Parramatta NSW 2150
Tel: +61 2 8820 8100
Fax: +61 2 8820 8108

Adelaide
50 Grenfell Street
Adelaide SA 5000
Tel: +61 8 8203 0200
Fax: +61 8 8212 4829

Macquarie Adviser Services
Tel: 1800 808 508
Fax: 1800 550 140

Brisbane
Macquarie Bank Limited
300 Queen Street
Brisbane QLD 4000
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Adviser Services
12 Creek Street
Brisbane QLD 4000
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Financial Services
Waterfront Place
1 Eagle Street
Brisbane QLD 4000
Tel: +61 7 3233 5888
Fax: +61 7 3233 5999

Canberra
Macquarie Bank Limited
Canberra House
40 Marcus Clarke Street
Canberra ACT 2600
Tel: 1800 452 113
Fax: +61 2 6103 3133

Gold Coast
Neicon Tower, 19 Victoria Avenue
Broadbeach Mall
Broadbeach QLD 4218

Macquarie Financial Services
Tel: +61 7 5509 1444
Fax: +61 7 5509 1414

Business Banking Division
Tel: +61 7 5509 1400
Fax: +61 7 5509 1404

Melbourne
101 Collins Street
Melbourne VIC 3000
Tel: +61 3 9635 8000
Fax: +61 3 9635 8080

Macquarie Adviser Services
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Leasing Pty Limited
432 St Kilda Road
St Kilda VIC 3182
Tel: +61 3 9864 2800
Fax: +61 3 9866 6824

Macquarie Technology
Services Pty Limited
71-73 Link Drive
Campbellfield VIC 3061
Tel: +61 3 9241 3255
Fax: +61 3 9241 3250

Moree
Macquarie Cotton Australia
2/37 Greenbah Road
Moree NSW 2400
Tel: +61 2 6757 2000
Fax: +61 2 6752 5281

Newcastle
Suite C3, The Boardwalk
North Building
1 Honeysuckle Drive
Newcastle NSW 2300
Tel: +61 2 4907 4911
Fax: +61 2 4907 4912

Urban Pacific Limited
Tel: +61 2 4907 4900
Fax: +61 2 4926 2511

Perth
Allendale Square
77 St Georges Terrace
Perth WA 6000
Tel: +61 8 9224 0666
Fax: +61 8 9224 0633

Macquarie Adviser Services
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Financial Services
Tel: +61 8 9224 0888
Fax: +61 8 9224 0895

Sunshine Coast
Macquarie Financial Services
69 Mary Street
Noosaville QLD 4566
Tel: +61 7 5474 1608
Fax: +61 7 5474 2359

Austria
Vienna
Macquarie Capital GmbH
Wienerbergstrasse 11
Tower East, 31. Floor
1100 Vienna
Austria
Tel: +43 1 205 300 20
Fax: +43 1 205 300 30

Brazil
Sao Paulo
Macquarie Brasil Participações
Rua Jeronimo da Veiga,
45 - cj 141
Sao Paulo, SP 04536-000
Brazil
Tel: +55 11 3066 2600
Fax: +55 11 3167 3807

Macquarie Equities
Brasil Adm. Fundos e
Participações Ltda
Tel: +55 11 2108 2600
Fax: +55 11 2108 2650

Canada
Montreal
Macquarie Capital
(Canada) Limited
1250 René Lévesque Blvd. W.
Suite 2200
Montréal, Québec H3B 4W8
Canada
Tel: +1 514 989 3703
Fax: +1 514 989 3704

Toronto
Macquarie Capital
(Canada) Limited
Canadian Pacific Tower,
Toronto-Dominion Centre
100 Wellington Street West,
Suite 2200, Toronto
Ontario M5K 1J3
Canada
Tel: +1 416 607 5000
Fax: +1 416 607 5051

Vancouver
Macquarie North
America Limited
Suite 2664, Four Bentall Centre
1055 Dunsmuir Street
Vancouver
BC, V7X 1K8
Canada
Tel: +1 604 605 3944
Fax: +1 604 605 1634

Winnipeg
Macquarie Capital
(Canada) Limited
#107-179 McDermot Avenue
Winnipeg
Manitoba, RSB 0S1
Canada
Tel: +1 204 943 9747
Fax: +1 204 956 5705

China
Beijing
Macquarie Investment Advisory (Beijing) Co., Ltd.
Suite 902, Block E2
The Towers, Oriental Plaza
No.1 East Chang An Avenue
Dong Cheng District
Beijing 100738
PR China
Tel: +86 10 8518 8938
Fax: +86 10 8518 9716

Macquarie Property Investment Management
First China Property Group
MarkGold International Housing & Land Consulting (BJ) Co. Ltd.
Suite 901, E2, Oriental Plaza
No. 1 East Chang An Avenue
Beijing 100738
PR China
Tel: +86 10 8518 8938
Fax: +86 10 8518 3581

Shanghai
First China Property Group Limited
302–304, The Centre
989 Changle Road
Shanghai 200031
PR China
Tel: +86 21 5407 5678
Fax: +86 21 5407 6133

Macquarie International Holdings Limited
Shanghai Representative Office
1206, A17 Shui On Plaza
333 Huai Hai Zhong Lu
Shanghai 200020
PR China
Tel: +86 21 5116 0565
Fax: +86 21 5116 0778

Tianjin
First China Property Group/ MarkGold International Housing & Land Consulting (BJ) Co. Ltd.
No 145 Munan Dao
Heping District
Tianjin, 300050
PR China
Tel: +86 22 2313 4528
Fax: +86 22 2313 4529

France
Paris
Macquarie Europe Limited, Paris Branch
17, Square Edouard VII
75009 Paris
France
Tel: +33 1 53 43 93 26
Fax: +33 1 53 43 93 27

Germany
Frankfurt
Macquarie Corporate Finance Limited
Niederlassung Deutschland
Neue Mainzer Straße 75
D-60311 Frankfurt am Main
Germany
Tel: +49 69 7474 9710
Fax: +49 69 7474 9797

Munich
Macquarie Europe Limited
Promenadeplatz 8 (Gartenhaus 2. Stock)
80333 Munich
Germany
Tel: +49 89 290 530
Fax: +49 89 290 532

Hong Kong
Macquarie Equities (Asia) Limited
Citic Tower
1 Tim Mei Avenue
Central
Hong Kong
Tel: +85 2 2823 3700
Fax: +85 2 2823 3790

Macquarie Real Estate Asia Limited
Tel: +85 2 2295 5900
Fax: +85 2 2295 5988

Macquarie Securities Limited
Tel: +85 2 2823 3700
Fax: +85 2 2249 3255

Macquarie (Hong Kong) Limited
Tel: +85 2 2823 3700
Fax: +85 2 2823 3793

India
Mumbai
Macquarie Securities (India) Private Limited
Level 3, Mafatlal Centre
Nariman Point
Mumbai 400 021
India
Tel: +91 22 6653 3000
Fax: +91 22 6653 3001

Indonesia
Jakarta
PT Macquarie Securities Indonesia
Jakarta Stock Exchange Building
Tower II, 25th Floor
Jalan Jenderal Sudirman, Kav. 52-53
Jakarta 12190
Indonesia
Tel: +62 21 515 1818
Fax: +62 21 515 1212

Ireland
Dublin
Macquarie Aviation Capital Limited
Macquarie Electronics Remarketing Limited
Suite G001, Alexandra House
The Sweepstakes
Ballsbridge, Dublin 4
Ireland
Tel: +353 1 631 9351
Fax: +353 1 631 9434

Italy
Milan
Macquarie Bank Italia
Via Nizzoli 6/8
20147 Milano
Italy
Tel: +39 02 41 49 61
Fax: +39 02 41 49 6210

Rome
Macquarie Bank Italia
Via Cicerone, 60 B/C
00193 Roma
Tel: +39 06 367681
Fax: +39 06 36768210

Japan
Tokyo
Macquarie Limited
The New Otani Garden Court
4-1 Kioi-cho, Chiyoda-ku
Tokyo 102-0094
Japan

Investment Banking Group
Tel: +81 3 3512 7500
Fax: +81 3 3512 7771

Treasury & Commodities
Tel: +81 3 3512 7640
Fax: +81 3 3512 7772

Macquarie Properties
Japan K.K.
Tel: +81 3 3512 7766
Fax: +81 3 3512 7 737

Macquarie Securities
Tel: +81 3 3512 7900
Fax: +81 3 3512 7903

Research General
Tel: +81 3 3512 7887

Korea
Seoul
Macquarie International
Limited
Seoul Branch
4th Floor Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755
Korea
Tel: +822 3705 8743
Fax: +822 3705 8790

Macquarie-IMM Investment
Management Co. Ltd
Tel: +822 3782 2300
Fax: +822 3782 2400

Macquarie Korea Co., Ltd
Tel: +822 3782 2200
Fax: +822 3782 2299

Macquarie Property
Advisors Korea Limited
Tel: +822 3705 8710
Fax: +822 3705 8789

Macquarie Securities
Korea Limited
Tel: +822 3705 8788
Fax: +822 3705 8777

Macquarie Capital Korea
Co., Ltd
Tel: +822 3705 8500
Fax: +822 3705 8585

Shinhan Macquarie Financial
Advisory Co., Ltd.
Tel: +822 3705 8500
Fax: +822 3705 8555

Macquarie Korea
Opportunities Management Inc
Tel: +822 3705 8500
Fax: +822 3705 4930

Macquarie Shinhan
Infrastructure Asset
Management Co., Ltd
Tel: +822 3705 8500
Fax: +822 3705 8596

Malaysia
Kuala Lumpur
Macquarie (Malaysia Sdn Bhd)
Level 10 Menara Dion
27 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
Tel: +60 3 2059 8833
Fax: +60 3 2381 3082

Macquarie Securities
Tel: +60 3 2165 3229
Fax: +60 3 2162 0036

Labuan Branch (Marketing)
Tel: +60 3 2381 0203
Fax: +60 3 2381 0201

Labuan
Macquarie Bank Limited
Unit Level 3 (A)
Main Office Tower
Financial Park Labuan
Jalan Merdeka
87000 Federal Territory Labuan
Malaysia
Tel: +60 87 583 080
Fax: +60 87 583 088

Netherlands
Amsterdam
Macquarie Europe Limited
WTC Amsterdam
A Tower, Level 10
Strawinskylaan 1021
1077XX, Amsterdam
Tel: +31 20 575 2882
Fax: +31 20 575 2881

New Zealand
Auckland
Macquarie New Zealand
Limited
Phillips Fox Tower
209 Queen Street
Auckland 1
New Zealand
Tel: +64 9 357 6931
Fax: +64 9 309 6220

Christchurch
Macquarie Equities
New Zealand Limited
Forsyth Barr House
764 Colombo Street
Christchurch
New Zealand
Tel: +64 3 366 8851
Fax: +64 3 366 8852

Wellington
Macquarie Equities
New Zealand Limited
95 Customhouse Quay
Wellington
New Zealand
Tel: +64 4 462 4999
Fax: +64 4 462 4900

Philippines
Manila
Macquarie Securities
(Philippines) Inc.
7F Tower One, Ayala Triangle
Ayala Avenue, Makati City 1226
Philippines
Tel: +63 2 857 0888
Fax: +63 2 891 9779

Singapore
Macquarie Securities
(Asia Pte) Limited
23 Church Street
#11-11 Capital Square
Singapore 049481
Tel: +65 6231 1111
Fax: +65 6536 3926

South Africa
Cape Town
African Infrastructure
Investment Managers Pty Ltd.
Ground Floor, Kildare House
Fedsure Oval, 1 Oakdale Road
Newlands 7700, Cape Town
South Africa
Tel: +27 21 670 1240
Fax: +27 21 670 1220

Johannesburg
Macquarie Africa (Pty) Ltd
Block C, Rosebank Office Park
181 Jan Smuts Avenue
Parktown North 2193
South Africa

c/- Nedbank Treasury
6th Floor, Corporate Place
Nedcor Sandton
135 Rivonia Rd, Sandown 2196
South Africa
Tel: +27 11 535 4029
Fax: +27 11 625 7081

Switzerland
Geneva
Macquarie Europe Limited
14, rue Kleberg
CH-1201 Geneva
Switzerland
Tel: +22 818 7777
Fax: +22 818 7676

Macquarie Bank Limited
Zurich Representative Office
Beethovenstrasse 9
8002 Zurich
Tel: +41 43 210 9099
Fax: +41 43 210 9092

Taiwan
Hsin-Chu
Macquarie Asia Pty Limited
Macquarie Electronics
10Fl-3,
No. 120 Gong-Dao Wu Road
Section 2, Hsin-Chu 300
Taiwan
Tel: +886 3 572 3100
Fax: +886 3 572 3101

Taipei
Macquarie Securities Limited
5/F New Concord Building
No. 2, Section 1
Fusing South Road
Taipei 10492
Taiwan
Tel: +886 2 2734 7500
Fax: +886 2 8772 1497

Thailand
Bangkok
TMB Macquarie
Securities Limited
2nd-3rd Floor
Thai Danu Building
393 Silom Road, Bangrak
Bangkok 10500
Thailand
Tel: +662 694 7999
Fax: +662 694 7878

United Arab Emirates
Abu Dhabi
18th and 19th Floor, ADCB
Head Office
Corner of Electra and
Salam Street
Abu Dhabi
United Arab Emirates

Investment Banking Group
Tel: +971 2 696 2156
Fax: +971 2 676 1433

Treasury and Commodities
Tel: + 971 2 694 0222
Fax: +971 2 645 4583

United Kingdom
London
CityPoint, 1 Ropemaker Street
London
EC2Y 9HD, UK
Tel: +44 20 7065 2000
Fax: +44 20 7065 2017

United States of America
Boston
Macquarie Securities (USA) Inc.
225 Franklin Street
26th Floor, Boston
Massachusetts 02110, USA
Tel: +1 617 217 2103
Fax: +1 617 217 2620

Charleston
Macquarie Cotton
International Inc.
465 West Coleman Boulevard
Suite 202
Mount Pleasant, SC 29464, USA
Tel: +1 843 284 0330
Fax: +1 843 284 0338

Chicago
Macquarie Real Estate Inc.
One North Wacker Drive
9th Floor
Chicago IL 60606, USA
Tel: +1 312 499 8600
Fax: +1312 499 8686

Macquarie Capital Partners, LLC
Tel: +1 312 499 8500
Fax: +1 312 499 8585

Houston
Macquarie Bank Limited
Representative Office
Macquarie Securities (USA) Inc.
333 Clay Street
Suite 4550
Houston TX 77002, USA
Tel: +1 713 986 3600
Fax: +1 713 986 3210

Irvine
Macquarie Bank Limited
Representative Office
18101 Von Karman, Suite 330
Irvine CA 92612, USA
Tel: +1 949 225 4429
Fax: +1 949 225 4439

Jacksonville
Macquarie Mortgages USA Inc
10151 Deerwood Park Blvd
Building 200, Suite 250
Jacksonville FL 32256

Jupiter
Medallist Developments Inc.
1070 East Indiantown Road
Suite 208
Jupiter FL 33477, USA
Tel: +1 561 743 9062
Fax: +1 561 743 2406

Los Angeles
Macquarie Bank Limited
Representative Office
10100 Santa Monica Boulevard
2nd Floor, Suite 250
Los Angeles CA 90067, USA
Tel: +1 310 789 5600
Fax: +1 310 789 1135

Macquarie Cook Energy, LLC
10100 Santa Monica Boulevard
18th Floor
Los Angeles CA 90067 USA
Tel: +1 310 789 3900
Fax: +1 310 789 3901

Four Corners Capital
Management, LLC
515 South Flower Street
Suite 4310
Los Angeles CA 90071, USA
Tel: +1 213 233 4444
Fax: +1 213 233 4470

Memphis
Macquarie Mortgages USA Inc.
5125 Elmore Road, Suite 6
Memphis TN 38134, USA
Tel: +1 901 322 7400
Fax: +1 901 322 7402

Miami
Macquarie Securities
(USA) Inc.
777 Brickell Avenue
Suite 1000
Miami FL 33131, USA
Tel: +305 416 9100
Fax: +305 416 5860

New York
Macquarie Bank Limited
Representative Office
Macquarie Securities (USA) Inc.
Macquarie Fund Adviser, LLC
Macquarie Europe Limited
Macquarie Capital Partners, LLC
Four Corners Capital
Management, LLC
125 West 55th Street
New York NY 10019, USA
Tel: +1 212 231 1000
Fax: +1 212 231 1010

San Diego
Macquarie Electronics
(USA) Inc.
1440 West Bernardo Court
Suite 366
San Diego CA 92127, USA
Tel: +1 858 207 1096
Fax: +1 858 207 1097

Macquarie Funds
Management (USA) Inc.
Macquarie Securities (USA) Inc.
701 Palomar Airport Road
Suite 280
Carlsbad, CA 92011, USA
Tel: +1 760 268 0832
Fax: +1 760 804 1518

San Francisco
Macquarie Securities
(USA) Inc.
One Embarcadero Center
Suite 500
San Francisco CA 94111, USA
Tel: +1 415 835 1235
Fax: +1 415 835 1236

San Jose
Macquarie Electronics
(USA) Inc.
2153 O'Toole Avenue
Suite E
San Jose CA 95131, USA
Tel: +1 408 965 3860
Fax:+1 408 965 3899

Seattle
Macquarie Bank Limited
Representative Office
City Centre Building
1420 Fifth Avenue, Suite 2975
Seattle WA 98101, USA
Tel: +1 206 695 5840
Fax: +1 206 695 5841

Registered Office
Macquarie Bank Limited
Level 3, 25 National Circuit
Forrest ACT 2603
Australia
Telephone: +61 2 6225 3000

The Macquarie Bank 2006 annual report is printed on Euro Art, an EMAS accredited paper stock which is totally chlorine free. EMAS is the European Union's regulated environmental management system.

etree

Macquarie Bank is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie Bank shareholders can register to receive their shareholder communications, such as the Annual Review, electronically, by visiting www.etree.com.au/macquarie and registering their email address.

Designed by Frost Design, Sy

Macquarie Bank Limited.

File Number: 82-34740



UARIE
NK

The Macquarie Bank Group's 2006 annual report consists of two documents – the 2006 Annual Review (incorporating the Concise Report) and the 2006 Financial Report. The Annual Review provides an overview of the Groups' operations and a summary of the financial statements. The Financial Report contains the Bank's risk management report and statutory financial statements.

If you would like a copy of the 2006 Annual Review please call us on +61 2 8232 5006 or visit www.macquarie.com.au/shareholdercentre

Cover: Dyno Nobel

In September 2005, Macquarie Bank led a consortium to acquire the international explosives company, Dyno Nobel, for $US1.7 billion.

On acquisition the company was split into two entities, with the Latin American, Asian, European, Middle Eastern and African businesses being sold to long-standing Macquarie client, Orica.

The Australian and North American businesses were retained by the consortium then successfully listed on the Australian Stock Exchange in April 2006.

Transactions such as Dyno Nobel demonstrate Macquarie's trademark innovative approach as well as the Bank's ability to work with and invest alongside clients to help them achieve strategic objectives.

2006 Annual General Meeting

Macquarie Bank's 2006 Annual General Meeting will be held at 11.00 am on Thursday, 20 July 2006 at the Westin Sydney, in the Grand Ballroom, Lower Level, No. 1 Martin Place, Sydney.

Details of the business of the meeting will be contained in the separate Notice of Annual General Meeting to be sent to securityholders.

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

Macquarie Bank Limited

NOTE: Shading has been used throughout the financial report where classifications have changed as a result of the transition to Australian equivalents to International Financial Reporting Standards.

The Financial Report was authorised for issue by the Directors on 15 May 2006.
The Bank has the power to amend and reissue the Financial Report.

Risk is an integral part of the Macquarie Bank Group's (Macquarie or the Bank) businesses. Management of that risk is therefore critical to the Bank's continuing profitability. Strong independent prudential management has been a key to Macquarie's success over many years. Where risk is assumed it is within a calculated and controlled framework.

The main risks faced by the Bank are market risk, equity risk, credit risk, liquidity risk, operational risk, and legal compliance and documentation risk. Responsibility for these risks lies with the individual businesses giving rise to them. It is the responsibility of Risk Management Division (RMD) to ensure appropriate assessment and management of these risks within Macquarie. These risks are quantified and aggregated in the economic capital model.

The risk management principles followed by Macquarie are:

- Independence – RMD is independent of all other areas of the Bank, reporting directly to the Managing Director and the Board. The Head of RMD is a member of the Bank's Executive Committee. RMD authority is required for all material risk acceptance decisions. RMD identifies, quantifies and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board.
- Centralised prudential management – RMD's responsibility covers the whole of Macquarie, meaning it can assess risks from a Bank-wide perspective and ensure a consistent approach across all areas.
- Approval of all new business activities – Other areas of the Bank cannot undertake new businesses or activities, offer new products or enter new markets without RMD's approval.
- Continuous assessment – RMD continually reviews changes in risks brought about by both external developments and internal circumstances.
- Frequent monitoring – Centralised systems allow RMD to monitor credit and market risks daily. RMD staff liaise closely with other areas of the Bank to ensure that, should any limit breaches occur, they are immediately addressed, and escalated as necessary.

Market risk

Market risk is the exposure to adverse changes in the value of Macquarie's trading portfolios as a result of changes in market prices or volatility. The Bank is exposed to the following risks in each of the major markets in which it trades:

- foreign exchange markets: changes in spot and forward exchange rates and the volatility of exchange rates;
- interest rate markets: changes in the level, shape and volatility of yield curves, the basis between different interest rate securities and derivatives and credit margins;
- equities markets: changes in the price and volatility of individual equities, equity baskets and equity indices, including the risks arising from equity underwriting activity;
- bullion markets: changes in the price and volatility of gold and silver; and
- commodity markets: changes in the price and volatility of base metals, agricultural commodities and energy products.

RMD measures exposures in all markets for each dealing desk and for markets in aggregate. Risk exposures are measured on derivatives and underlying assets and liabilities in the same market, together.

RMD sets limits for all exposures in all markets. Limits are set for individual markets and trading areas, and for the Bank as a whole. Limits on the Bank's aggregate market risk are approved by Executive Committee. The aggregate exposure to each market is limited to a small percentage of the Bank's shareholders' funds. Trading limits are not targets and actual exposures in normal day-to-day trading tend to be well below limits.

RMD monitors market risks against limits daily and provides a report of market exposures to senior management every day.

Market risk limits are set on three, complementary bases:

- a wide range of price and volatility scenarios, including comprehensive worst case, or stress, scenarios. These scenarios are measured every day and form the cornerstone of the risk management approach. The scenarios are set for movements in individual prices and rates, as well as for simultaneous movements in multiple markets. The worst case scenarios include market movements larger than have occurred historically. Multiple scenarios are set for each market so as to capture the nonlinearity and complexity of exposures arising from derivatives. A wide range of assumptions about the correlations between markets is applied;
- a statistically based Value At Risk (VaR) measure which, to correspond with the Australian Prudential Regulation Authority's (APRA) capital adequacy standard, is based on a 10-day holding period and a 99 per cent confidence level. RMD performs back testing on the VaR results, which represents a comparison of hypothetical daily trading profits and losses against the daily VaR. VaR is calculated using a Monte Carlo simulation approach; and
- volume, maturity and open position limits are set on a large number of market instruments and positions in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions.

The table below shows the average, maximum and minimum VaR over the year for the major markets in which the Bank operates. The VaR shown in the table is based on a one-day holding period. The aggregate VaR is on a correlated basis.

Value at Risk (VaR) figures for year ended March

	2006 Average $Am	**2006 Maximum $Am**	**2006 Minimum $Am**	2005 Average $Am	2005 Maximum $Am	2005 Minimum $Am
Equities	5.97	10.69	2.15	6.26	17.02	0.03
Interest rates	3.35	5.30	1.09	2.13	4.20	0.90
Foreign exchange and bullion	1.49	3.48	0.51	1.28	3.57	0.18
Commodities	1.97	4.31	1.02	1.24	2.67	0.55
Aggregate	6.90	11.32	3.34	6.84	16.89	1.89

Non-traded market risks also arise in the Bank.

Some interest rate risk arises in the banking book. The raising of liabilities to fund on-balance sheet assets is centrally managed by the Treasury area in the Treasury and Commodities Group. Treasury has the responsibility of managing the mismatch between assets and liabilities. This ensures that business areas that lend can focus on margins rather than on exposures to interest rates.

Treasury must manage its interest rate exposures within interest rate trading book limits. These exposures are included in the VaR figures set out in this report.

As a result of this practice, virtually all of Macquarie's interest rate risk is captured in the trading book. Banking book businesses either have no limit to take interest rate risk, i.e. they must be fully hedged at all times, or are given a small limit to cover residual risks. Residual interest rate risk in the banking book is monitored regularly by RMD.

Equity risk

Risks arise on equity-like exposures that are taken by Macquarie from time to time. These exposures include:

- Holdings in specialised funds managed by the Bank
- Direct investments in entities external to the Bank
- Property
- Lease residuals
- Holdings of seed assets for funds.

All of the above positions are subject to an aggregate Equity Risk Limit (ERL). The ERL is set by the Board. The exposures arising on each of the positions are calculated on a 'worst case' basis depending on the nature of the asset, and are aggregated to determine a total portfolio risk value, taking into account the correlations between the various asset classes. The limit is monitored by RMD and reported monthly to the Board.

For significant acquisitions, RMD undertakes a comprehensive assessment of the associated risks. Depending on the type of acquisition, this can include an overall transaction review, as well as the identification and assessment of all risks and potential losses associated with the acquisition such as:

- market and credit risks
- regulatory, capital, liquidity and compliance requirements
- operational and reputation risks.

All material equity risk positions are subject to approval by RMD and by the Managing Director, Executive Committee and the Board, depending on the size and nature of the risk.

Credit risk

In Macquarie, credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. The resultant credit exposure will be a function of the movement of prices over the term of the underlying contract.

Systems for the assessment of potential credit exposures exist for each of the Bank's trading activities. No credit exposures are assumed without appropriate analysis. Limits are set on the basis of this analysis reflecting the potential exposures considered acceptable for the relevant counterparty.

Macquarie's philosophy on credit risk reflects the principle of separating prudential control from operational management. Responsibility for approval of credit exposures is delegated to specific individuals. All approvals reflect two principles: a requirement for dual sign-off and a requirement that, above relatively low limits, all credit exposures must be approved outside the business line proposing to undertake them. Most credit decisions are therefore taken within RMD.

Limits are reviewed at least once a year, or more frequently if necessary, to ensure that the most current information available on counterparties is taken into account.

All credit exposures are monitored regularly against limits. Credit exposures which fluctuate through time are monitored daily. These include off-balance sheet exposures such as swaps, forward contracts and options, which are assessed using sophisticated valuation techniques.

Ratio of provisions and impaired assets to loans, advances and leases

Per cent

Provisions for uncertainties to loans, advances and leases (Balance sheet) □

Impaired assets to loans, advances and leases (Balance sheet) ■

Specific provisions to loans, advances and leases (Income statement) —■—



2.5
2.0
1.5
1.0
0.5
0.0
-0.5
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Note: All figures shown under AGAAP (including 2005 and 2006 which are reported under AIFRS elsewhere in this report)

Loans, advances and leases by sector, $17.0 billion


Finance and insurance 30%
Private households/ individuals 31%
Property and business services 21%
Other industries 7%
Mining 4%
Govt admin & defense 2%
Construction 2%
Health & community services 1%
Communication Services 1%
Retail trade 1%

Note: This excludes $17.8 billion in SPV securitisation assets in which Macquarie has no underlying economic interest. However, these assets are included on the balance sheet under AIFRS.

Funding by source, $A38.3 billion


Short term notes 37%
Long term bonds 21%
Corporate clients 19%
Retail clients 10%
Due to banks/ clearing houses 7%
Subordinated debt 4%
Macquarie income preferred securities 2%

To mitigate credit risk, Macquarie makes increasing use of margining and other forms of collateral or credit enhancement techniques where appropriate.

The Bank's policies to control credit risk include avoidance of unacceptable concentrations of risk either to any economic sector or to an individual counterparty. Policies are in place to regulate large exposures to single counterparties or groups of counterparties. Such exposures are generally restricted unless the credit is of the highest standard or there is a high level of security.

Offshore exposures continue to grow. These are mainly to OECD countries. Macquarie also has exposures to non-OECD Asia and South America, and limited exposure to African countries. Where appropriate the country risk is covered by political risk insurance.

Liquidity risk

Responsibility for Macquarie's liquidity policy lies with RMD. It is reviewed regularly and has been agreed with APRA.

Liquidity requirements are managed on a day-to-day basis by the Treasury Division which is responsible for ensuring funding is readily available for all the Bank's transactions, even in a crisis scenario, and for maintaining a diversity of funding sources.

RMD monitors adherence to liquidity policy on a daily basis.

A full description of Macquarie's liquidity policy is contained in note 45 to the Financial Report.

Operational risk

Macquarie Bank faces operational risks which could lead to reputation damage, financial loss or regulatory consequences as a result of inadequate or failed internal processes, people or systems, or because of external events. Responsibility for management of operational risk lies in the first instance with the area concerned. Business Operational Risk Managers have been appointed to help ensure all areas of the Bank meet this responsibility.

All areas of the Bank perform regular operational risk self assessments, report any internal losses (including expected losses and near misses) and apply Bank-wide and business-specific policies as appropriate. Operational risk is a key factor in the consideration and approval of each new product and new business prior to its implementation.

RMD assesses operational risk across Macquarie as a whole and ensures that an appropriate framework exists to identify, assess and manage operational risk. RMD ensures that operational risk throughout the Bank is identified and that appropriate resources are available to control it.

Legal and compliance risk

Macquarie actively manages legal and compliance risks to its businesses. Legal and compliance risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations to clients and counterparties, unenforceability of counterparty obligations and the inappropriate documentation of contractual relationships.

Each of the Bank's businesses is responsible for developing and implementing its own legal risk management and compliance procedures. RMD assesses compliance risk from a Bank-wide perspective and works closely with legal, compliance and prudential teams throughout Macquarie to ensure compliance risks are identified and appropriate standards are applied consistently to these compliance risks. The development of new businesses and regulatory changes, domestically and internationally, are key areas of focus within this role.

Economic capital model

Macquarie's economic capital model calculates risk based on internal models for each major risk type:

- Credit Risk: credit portfolio model based on loss estimates and default probabilities linked to Macquarie's internal ratings system
- Market Risk: worst case multi-market scenario analysis and the value-at-risk model
- Equity Risk: a portfolio model based on worst case risk estimates and correlation assumptions across asset classes
- Operational Risk: statisical model based on scenario analysis for potentially severe losses.

The risks are then aggregated, recognising diversification benefits, and capital is allocated to business areas across the Bank. This is used to calculate return on capital for each of these areas. Economic capital methods allow for assessment of projected returns relative to risk on new business approvals, new product approvals and significant individual transactions.

The aggregate risk is subject to the global risk limit. This limit represents the economic capital resources available to Macquarie to absorb risk.

The economic capital model is managed by RMD with regular reporting to senior management and the Board.

Basel II

Under the Basel II capital framework, the Bank for International Settlements seeks to secure international convergence on regulations governing the capital adequacy of internationally active banks. In doing this, it aims for more risk-sensitive capital requirements that are conceptually sound and are based on a bank's own assessment of its risks. Banks are able to select approaches that are most appropriate for their operations.

Macquarie has applied to APRA for accreditation under the Foundation Internal Ratings Based Approach for credit risk and the Advanced Measurement Approach for operational risk. In preparing its submission, the Group reviewed its risk management practices against the requirements of the Basel II framework. Some gaps in both credit and operational risk were identified and these have been the subject of further work. Macquarie is preparing for the full implementation of Basel II in 2008.

Internal Audit

Internal Audit provides independent assurance to senior management and the Board on the adequacy and effectiveness of Macquarie's financial and risk management framework. Internal Audit forms an independent and objective assessment as to whether risks have been adequately identified, adequate internal controls are in place to manage those risks and those controls are working effectively. Internal Audit is independent of business management and of the activities it reviews. The Head of Internal Audit is jointly accountable to the Board Audit and Compliance Committee (BACC) and the Head of RMD and has free access at all times to the BACC.

International offices

Macquarie's international offices are subject to the same risk management controls that apply in Australia. Before an international office can be set up or undertake new activities, RMD analyses the proposed activities, infrastructure, resourcing and procedures to ensure appropriate risk management controls are in place. RMD staff monitor and routinely visit overseas offices to ensure compliance with prudential controls. In addition, RMD staff are located in certain of the larger offices.

Where international offices undertake trading activities, daily reports are produced in Sydney and all exposures, both credit and market, are monitored against established limits.

RMD resources

Macquarie continues to grow rapidly, and Macquarie recognises the importance of ensuring that this growth is properly managed. As part of this, RMD resources have been increasing faster than Group-wide headcount. RMD has also been expanding its international presence.

RMD headcount at 31 March

	2006	2005	2004
Credit	72	52	36
Compliance	58	38	22
Internal Audit	37	34	22
Finance[1]	34	23	18
Operational Risk[2]	7	n/a	n/a
Other	10	8	3
Total RMD staff	218	155	101
Based in Australia	155	123	85
Based overseas	63	32	16
Total RMD staff	218	155	101

[1] Finance is the area of RMD which oversees market risk, equity risk, liquidity risk, the economic capital model and the Bank's compliance obligations to APRA.

[2] Until 31 March 2005, internal audit and operational risk functions were combined within an area known as Operational Risk Review. Since 1 April 2005, the areas have been operating separately.

Income statements

	Notes	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Interest and similar income	2	**3,136**	2,565	**2,017**	1,545
Interest expense and similar charges	2	**(2,544)**	(2,029)	**(1,680)**	(1,479)
Net interest income		**592**	536	**337**	66
Fee and commission income	2	**2,842**	2,250	**794**	609
Fee and commission expense	2	**(402)**	(429)	**(270)**	(235)
Net fee and commission income		**2,440**	1,821	**524**	374
Net trading income	2	**876**	734	**709**	613
Share of net profits of associates and joint ventures using the equity method	2	**172**	17	**–**	–
Other operating income	2	**411**	725	**1,078**	1,426
Other operating expenses	2	**(98)**	(81)	**(53)**	(70)
Net other operating income		**313**	644	**1,025**	1,356
Total income from ordinary activities		**4,393**	3,752	**2,595**	2,409
Employment expenses	2	**(2,407)**	(2,045)	**(1,591)**	(1,496)
Occupancy expenses	2	**(139)**	(101)	**(82)**	(65)
Non-salary technology expenses	2	**(128)**	(104)	**(85)**	(71)
Professional fees, travel and communication expenses	2	**(237)**	(190)	**(136)**	(114)
Other expenses	2	**(195)**	(154)	**(120)**	(88)
Total expenses from ordinary activities		**(3,106)**	(2,594)	**(2,014)**	(1,834)
Operating profit before income tax		**1,287**	1,158	**581**	575
Income tax (expense)/benefit	5	**(290)**	(288)	**4**	46
Profit from ordinary activities after income tax		**997**	870	**585**	621
Profit attributable to minority interests	34	**(52)**	(29)	**–**	–
Profit attributable to equity holders of Macquarie Bank Limited		**945**	841	**585**	621
Distributions paid or provided on:					
Macquarie Income Securities	6	**(29)**	(29)	**–**	–
Convertible debentures	6	**–**	–	**(51)**	(28)
Profit attributable to ordinary equity holders of Macquarie Bank Limited		**916**	812	**534**	593
			Cents per share		
Basic earnings per share	7	**400.3**	369.6		
Diluted earnings per share	7	**382.3**	361.1		

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets
as at 31 March 2006

	Notes	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Assets					
Cash and balances with central banks		**5**	4	**5**	4
Due from banks	8	**6,394**	3,969	**4,579**	3,064
Cash collateral on securities borrowed and reverse repurchase agreements	9	**13,570**	8,927	**13,565**	8,916
Trading portfolio assets	10	**14,246**	7,800	**13,030**	6,994
Other securities	11		1,712		83
Loan assets held at amortised cost	12	**34,999**	28,425	**13,181**	9,831
Other financial assets at fair value through profit and loss	14	**2,104**		**1,894**	
Derivative financial instruments – positive values	42	**10,978**	5,690	**10,618**	5,986
Other assets	15	**8,452**	3,691	**3,213**	1,322
Investment securities available for sale	16	**3,746**		**2,310**	
Intangible assets	17	**150**	371	**11**	15
Life investment contracts and other unit holder assets	18	**5,183**	4,473	**–**	–
Due from controlled entities		**–**	–	**10,241**	6,667
Equity investments	19		116		47
Interest in associates and joint ventures using the equity method	20	**3,463**	2,117	**833**	600
Property, plant and equipment	21	**292**	148	**90**	53
Investments in controlled entities	22	**–**	–	**4,087**	4,152
Deferred income tax assets	23	**240**	203	**232**	188
Assets and disposal groups classified as held for sale	24	**2,389**	334	**18**	294
Total assets		**106,211**	67,980	**77,907**	48,216
Liabilities					
Due to banks	25	**2,118**	1,548	**1,217**	896
Cash collateral on securities lent and repurchase agreements	26	**6,995**	1,983	**6,995**	1,894
Trading portfolio liabilities	27	**10,057**	7,681	**10,053**	7,629
Derivative financial instruments – negative values	42	**10,057**	6,224	**9,286**	5,574
Deposits		**9,267**	7,240	**9,094**	7,187
Notes payable	28		28,161		13,270
Debt issued at amortised cost	28	**39,022**		**20,567**	
Other financial liabilities at fair value through profit and loss	29	**5,481**		**5,058**	
Other liabilities	30	**9,553**	4,581	**4,417**	2,357
Current tax liabilities		**97**	41	**22**	14
Life investment contracts and other unit holder liabilities		**5,130**	4,429	**–**	–
Due to controlled entities		**–**	–	**5,275**	3,976
Provisions	31	**132**	119	**108**	98
Deferred income tax liabilities	23	**157**	189	**129**	136
Liabilities of disposal groups classified as held for sale	24	**1,427**	–	**–**	–
Total liabilities excluding loan capital		**99,493**	62,196	**72,221**	43,031
Loan capital					
Subordinated debt at amortised cost	32	**1,115**	1,359	**1,114**	1,359
Subordinated debt at fair value through profit and loss	32	**266**		**266**	
Total liabilities		**100,874**	63,555	**73,601**	44,390
Net assets		**5,337**	4,425	**4,306**	3,826

	Notes	**Consolidated 2006 $m**	Consolidated 2005 $m	**Bank 2006 $m**	Bank 2005 $m
Equity					
Contributed equity					
Ordinary share capital	33	**1,916**	1,600	**1,916**	1,600
Treasury shares	33	**(2)**	(1)	**–**	–
Macquarie Income Securities	33	**391**	391	**391**	391
Convertible debentures	33	**–**	–	**884**	884
Reserves	34	**250**	49	**166**	1
Retained earnings	34	**1,934**	1,523	**949**	950
Total capital and reserves attributable to equity holders of Macquarie Bank Limited		**4,489**	3,562	**4,306**	3,826
Minority interest	34	**848**	863	**–**	–
Total equity		**5,337**	**4,425**	**4,306**	3,826

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity for the financial year ended 31 March 2006

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Total equity at the beginning of the year	**4,425**	2,797	**3,826**	2,423
Adjustments on adoption of AASB 132 and AASB 139 net of tax:				
Retained profits	**16**		**(14)**	
Reserves	**71**		**61**	
Available-for-sale investments, net of tax	**84**		**45**	
Associates and joint ventures	**(2)**	12	**-**	-
Cash flow hedges, net of tax	**(2)**		**20**	
Exchange differences on translation of foreign operations	**-**	(39)	**(6)**	(38)
Net income recognised directly in equity	**167**	(27)	**106**	(38)
Profit from ordinary activities after income tax	**997**	870	**585**	621
Total recognised income and expense for the year	**1,164**	843	**691**	583
Transactions with equity holders in their capacity as equity holders:				
Contributions of equity, net of transaction costs	**308**	217	**308**	218
Dividends and distributions paid or provided	**(550)**	(314)	**(521)**	(285)
Minority interest:				
(Reduction)/contribution of equity net of transaction costs	**(12)**	881	**-**	-
Distributions	**(51)**	(28)	**-**	-
Convertible debentures:				
Contribution of equity, net of transactions costs	**-**	-	**-**	884
Distributions	**-**	-	**(51)**	(28)
Other equity movements:				
Share based payments	**53**	29	**53**	31
Total equity at the end of the year	**5,337**	4,425	**4,306**	3,826
Total recognised income and expense for the year is attributable to:				
Ordinary equity holders of Macquarie Bank Limited	**1,088**	823	**640**	554
Macquarie Income Securities holders	**29**	29	**-**	-
Convertible debentures holders	**-**	-	**51**	29
Minority interest	**47**	(9)	**-**	-
Total recognised income and expense for the year	**1,164**	843	**691**	583

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statements

	Notes	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Cash flows from operating activities					
Interest received		**3,069**	2,573	**1,980**	1,501
Interest and other costs of finance (paid)		**(2,301)**	(2,036)	**(1,530)**	(1,431)
Dividends and distributions received		**230**	100	**465**	692
Fees and other non-interest income received		**2,644**	1,727	**1,403**	766
Fees and commissions (paid)		**(443)**	(414)	**(281)**	(187)
Net (payments)/receipts from trading securities and other financial instruments		**(5,257)**	2,466	**(4,251)**	2,368
Payments to suppliers		**(827)**	(707)	**(1,153)**	(351)
Employment expenses paid		**(1,854)**	(1,379)	**(1,210)**	(931)
Income tax paid		**(353)**	(121)	**(297)**	(64)
Life investment contract income		**193**	150	**–**	–
Life investment contract premiums received and other unit holder contributions		**973**	1,332	**–**	–
Life investment contracts (payments)		**(1,187)**	(1,458)	**–**	–
Assets and disposal groups classified as held for sale – net (payments)/receipts from operations		**(2)**	28	**(9)**	–
Loan assets granted		**(7,777)**	(6,463)	**(6,034)**	(2,845)
Recovery of loans previously written-off		**–**	5	**–**	5
Net increase in money market and other deposit accounts		**18,510**	7,179	**14,350**	2,698
Net cash flows from operating activities	35	**5,618**	2,982	**3,433**	2,221
Cash flows from investing activities					
(Payments) for other securities and assets available for sale		**(7,374)**	(1,101)	**(5,631)**	(243)
Proceeds from the realisation of other securities and assets available for sale		**7,173**	604	**6,192**	132
(Payments) for interests in associates		**(2,453)**	(513)	**(383)**	(237)
Proceeds from the sale of associates		**1,070**	46	**143**	146
Proceeds from the sale of controlled entities		**–**	4	**–**	–
Proceeds on sale of assets and disposal groups classified as held for sale		**1,238**	435	**294**	–
(Payments) for acquisition of controlled entities, excluding disposal groups, net of cash acquired		**(106)**	(510)	**(595)**	(895)
(Payments) for the purchase of assets and disposal groups classified as held for sale, net of cash acquired		**(921)**	(540)	**(26)**	–
(Payments) for life investment contracts and other unit holder investments		**(5,327)**	(5,467)	**–**	–
Proceeds from the sale of life investment contract investments		**5,647**	5,504	**–**	–
(Payments) for fixed assets		**(262)**	(83)	**(79)**	(39)
Proceeds from the sale of fixed assets		**5**	33	**3**	16
Net cash flows from investing activities		**(1,310)**	(1,588)	**(82)**	(1,120)
Cash flows from financing activities					
Assets and disposal groups classified as held for sale – net proceeds from borrowings		**–**	27	**–**	–
Proceeds from the issue of ordinary share capital		**223**	167	**223**	167
Proceeds from the issue of Macquarie Income Preferred Securities		**–**	894	**–**	894
(Payment) of issue costs on Macquarie Income Preferred Securities		**–**	(10)	**–**	(10)
(Payments to)/proceeds from other minority interest		**(2)**	11	**–**	–
(Repayment) of subordinated debt		**(26)**	(65)	**(26)**	(65)
Issue of subordinated debt		**–**	441	**–**	441
Dividends and distributions (paid)		**(520)**	(263)	**(491)**	(234)
Net cash flows from financing activities		**(325)**	1,202	**(294)**	1,193
Net (decrease)/increase in cash		**3,983**	2,596	**3,057**	2,294
Cash and cash equivalents at the beginning of the financial year		**5,150**	2,554	**4,247**	1,953
Cash and cash equivalents at the end of the financial year	35	**9,133**	5,150	**7,304**	4,247

The above cash flow statements should be read in conjunction with the accompanying notes.

Note 1. Summary of significant accounting policies

i) Basis of preparation

The significant accounting policies adopted in the preparation of this financial report and that of the previous financial year are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

This financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Australian Interpretations, the Corporations Act 2001 and the Banking Act 1959. Accounting Standards include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report complies with International Financial Reporting Standards.

Application of AASB 1: First-time Adoption of Australian equivalents to International Financial Reporting Standards ("AIFRS")

This financial report is the first annual Bank and economic entity financial report to be prepared in accordance with AIFRS. AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* ("AASB 1") has been applied in preparing this financial report.

Financial reports of the Bank and economic entity until 31 March 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles ("previous AGAAP"). Previous AGAAP differs in certain respects from AIFRS. When preparing the Bank and economic entity's annual financial report for the year ended 31 March 2006, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments. The Bank and economic entity have taken the exemption available under AASB 1 to apply AASB 132 Financial Instruments: Disclosure and Presentation ("AASB 132") and AASB 139 *Financial Instruments: Recognition and Measurement* ("AASB 139") only from 1 April 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Bank and economic entity's equity and its net income are given in note 52: Explanation of transition to Australian equivalents to IFRSs.

Historical cost convention

This financial report has been prepared under the historical cost convention, as modified by the revaluation of investment securities available for sale and certain other assets and liabilities (including derivative instruments) at fair value.

Critical accounting estimates and significant judgements

The preparation of the financial report in accordance with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the Bank and economic entity financial report such as:

- fair value of financial instruments (note 47),
- impairment losses on loans and advances (notes 1(xi), 12 and 48),
- acquisitions and disposals of controlled entities, joint ventures and associates, and held for sale investments (notes 1(ii), 1(x), 20, 22 and 24),
- consolidation of special-purpose entities (notes 1(ii), 12 and 28), and
- ability to realise deferred tax (notes 1(vi), 5 and 23).

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including reasonable expectations of future events. Management believes the estimates used in preparing the financial report are reasonable. Actual results in the future may differ from those reported.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Bank and economic entity for accounting periods beginning on or after 1 April 2006 or later periods but which the Bank and economic entity has not yet adopted. The significant ones are as follows:

AASB 139 (Amendment), The Fair Value Option (effective from 1 April 2006). This amendment changes the definition of financial instruments classified at fair value through profit and loss and restricts the circumstances when a financial instrument can be designated as part of this category. This amendment is not expected to have a material impact, as the Bank and economic entity expect to be able to comply with the amended criteria. This amendment will be applied from 1 April 2006.

AASB 139 and AASB 4 (Amendment), Financial Guarantee Contracts (effective from 1 April 2006). This amendment requires issued financial guarantees, other than those previously asserted by the economic entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of (a) the unamortised balance of the related fees received that have been deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. This amendment is not expected to have a material impact. This amendment will be applied from 1 April 2006.

AASB 7, Financial Instruments: Disclosures, and a complementary amendment to AASB 101, Presentation of Financial Statements – Capital Disclosures (effective from 1 April 2007). AASB 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit, liquidity and market risk, including sensitivity analysis to market risk. The amendment to AASB 101 introduces disclosures about the level of an entity's capital and how it manages capital. The Bank and economic entity expect that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures. This amendment will be applied from 1 April 2007.

ii) Principles of consolidation

Controlled entities

The consolidated financial report comprises the financial report of the Bank and its controlled entities (together, "the economic entity"). Controlled entities are all those entities (including special purpose entities) over which the Bank has the power to govern directly or indirectly decision-making in relation to financial and operating policies, so as to require that entity to conform with the Bank's objectives. The effects of all transactions between entities in the economic entity have been eliminated in full. Minority interest in the results and equity of controlled entities, where the Bank owns less than 100% of the issued capital, are shown separately in the consolidated income statement and balance sheet.

Where control of an entity was obtained during the financial year, its results have been included in the consolidated income statement from the date on which control commenced. Where control of an entity ceased during the financial year, its results are included for that part of the financial year during which control existed.

Controlled entities held by the Bank are carried in its separate financial statements at cost in accordance with AASB 127: *Consolidated and Separate Financial Statements*.

The Bank and economic entity determine the dates of obtaining control (i.e. acquisition date) and losing control (i.e. disposal date) of another entity based on an assessment of all pertinent facts and circumstances that affect the ability to govern the financial and operating policies of that entity. Facts and circumstances that have the most impact include the contractual arrangements agreed with the counterparty, the manner in which those arrangements are expected to operate in practice, and whether regulatory approval is required. The acquisition/disposal date does not necessarily occur when the transaction is legally closed or finalised.

Securitisations
Securitised positions are held through a number of Special Purpose Entities ("SPEs"), which are generally categorised as Mortgage SPEs and Other SPEs, which include certain managed funds and repackaging vehicles. As the economic entity is exposed to the majority of the residual risk associated with these SPEs, their underlying assets, liabilities, revenues and expenses are reported in the economic entity's consolidated balance sheet and income statement.

When assessing whether the economic entity controls (and therefore consolidates) an SPE, judgement is required about risks and rewards as well as the economic entity's ability to make operational decisions for the SPE. The range of factors that are considered in assessing control are whether (a) a majority of the benefits of an SPE's activities are obtained; (b) a majority of the residual ownership risks related to the SPE's assets are obtained; (c) the decision-making powers of the SPE vest with the economic entity; or (d) the SPE's activities are being conducted on behalf of the economic entity and according to its specific business needs.

Interest in associates and joint ventures using the equity method
Associates and joint ventures are entities over which the economic entity has significant influence or joint control, but not control, and are accounted for under the equity method except for those which are held for sale (see note 1(x)). The equity method of accounting is applied on consolidation and involves the recognition of the economic entity's share of its associates' and joint ventures' post-acquisition profits or losses in the income statement, and its share of post-acquisition movements in reserves.

Associates and joint ventures held by the Bank are carried in its separate financial statements at cost in accordance with AASB 127: *Consolidated and Separate Financial Statements*.

The Bank and economic entity determine the dates of obtaining/losing significant influence or joint control of another entity based on an assessment of all pertinent facts and circumstances that affect the ability to significantly influence or jointly control the financial and operating policies of that entity. Facts and circumstances that have the most impact include the contractual arrangements agreed with the counterparty, the manner in which those arrangements are expected to operate in practice, and whether regulatory approval is required to complete. The date does not necessarily occur when the transaction is closed or finalised at law.

iii) Foreign currency translations

Functional and presentation currency
Items included in the financial statements of foreign operations are measured using the currency of the primary economic environment in which the foreign operation operates ("the functional currency"). The Bank and economic entity's financial statements are presented in Australian dollars (presentation currency), which is the Bank's functional currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as a result of meeting cash flow hedge or net investment hedge accounting requirements.

Translation differences on non-monetary items (such as equities) held at fair value through profit and loss, are reported as part of the fair value gain or loss in the profit and loss account. Translation differences on non-monetary items (such as equities) classified as available-for-sale financial assets, are included in the fair value reserve in equity unless they form part of fair value hedge relationships.

Controlled and other entities
The results and financial position of all foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;
- income and expenses for each income statement are translated at actual exchange rates at the date of the transaction; and
- all resulting exchange differences are recognised in a separate component of equity – the foreign currency translation reserve.

On consolidation, exchange differences from the translation of any net investment in foreign operation, and of borrowings and other currency instruments designated as hedges of such investments, are taken directly to the foreign currency translation reserve.

Note 1. Summary of significant accounting policies continued

iv) Segment reporting

For internal reporting and risk management purposes, the economic entity is divided into six operating groups: Banking & Property, Equity Markets, Financial Services, Funds Management, Investment Banking and Treasury & Commodities. These operating groups do not meet the definition of reportable segments under AASB 114: *Segment Reporting* as they provide certain products to customers which have the same, or similar, risk and return characteristics. For the purposes of segment reporting disclosures, the economic entity's activities are reported within the following segments: Asset and Wealth Management, Financial Markets, Investment Banking and Lending.

v) Revenue recognition

Interest income

Interest income arising from loans and deposits is brought to account using the effective interest rate method. The effective interest method calculates the amortised cost of a financial instrument and allocates the interest income or expense over the relevant period. The effective interest rate is that rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or liability. Fees and transaction costs associated with loans are capitalised and included in the effective interest rate and recognised over the expected life of the instrument. Interest income on finance leases is brought to account progressively over the life of the lease consistent with the outstanding investment balance.

Fee income

Corporate advice and other fees charged in respect of services provided are brought to account as work is completed and a fee is agreed with clients. Fees charged for performing a significant act in relation to funds managed by the economic entity are recognised as revenue when that act has been completed.

Dividends and distributions

Dividends and distributions are recognised as income upon declaration.

vi) Income tax

The income tax expense for the year is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction, adjusted for changes in deferred tax assets and liabilities and unused tax losses.

Deferred tax assets are recognised when temporary differences arise between the tax base of assets and liabilities and their respective carrying amounts which give rise to a future tax benefit, or where a benefit arises due to unused tax losses, but are only recognised in both cases to the extent that it is probable that future taxable amounts will be available to utilise those temporary differences or tax losses. Deferred tax liabilities are recognised when such temporary differences will give rise to taxable amounts being payable in future periods. Deferred tax assets and liabilities are recognised at the tax rates expected to apply when the assets are recovered or the liabilities are settled.

The Bank and its wholly-owned Australian controlled entities implemented the tax consolidation regime in Australia, effective from 1 October 2002. Under the terms and conditions of the tax contribution agreement, the Bank, as the head entity of the tax consolidated group, will charge or reimburse its wholly-owned subsidiaries for current tax liabilities or assets it incurs in connection with their activities. As a consequence, the Bank will recognise the current tax balances of its wholly-owned subsidiaries as if those were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax contribution agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable.

No provision is made for additional taxes which could become payable if certain retained earnings or reserves of foreign controlled entities were to be distributed. It is not expected that any substantial amount will be distributed from these retained earnings or reserves in the foreseeable future.

The Bank and economic entity exercise judgement in determining whether deferred tax assets, particularly in relation to tax losses, are probable of recovery. Factors considered include the ability to offset tax losses within the group in the relevant jurisdiction, the length of time that tax losses are eligible for carry forward to offset against future profits and whether future profits are expected to be sufficient to recoup losses.

vii) Cash collateral on securities borrowed/lent and reverse repurchase/repurchase agreements

As part of its trading activities, the economic entity lends and borrows securities on a collateralised basis. The securities subject to the borrowing/lending are not derecognised from the balance sheets of the relevant parties, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on securities borrowed is recorded as an asset (receivable), while cash received from third parties on securities lent is recorded as a liability (borrowing).

Repurchase transactions, where the Bank sells securities under an agreement to repurchase, and reverse repurchase transactions, where the Bank purchases securities under an agreement to resell, are also conducted on a collateralised basis. The securities subject to the repurchase/reverse repurchase agreements are not derecognised from the balance sheets of the relevant parties, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on the reverse repurchase agreement is recorded as an asset, while cash received from third parties on the repurchase agreement is recorded as a liability.

Fees and interest relating to stock borrowing/lending and repurchase/reverse repurchase agreements are recognised in the income statement, using the effective interest rate method, over the expected life of the agreements.

The Bank continually reviews the fair value of the securities on which the above transactions are based and, where appropriate, requests or provides additional collateral to support the transactions, in accordance with the underlying agreements.

viii) Trading portfolio
Trading portfolio assets comprise debt and equity securities, bank bills, treasury notes, bullion and commodities purchased with the intent of being actively traded ("long positions"). Trading portfolio liabilities comprise obligations to deliver assets across the same trading categories, which the Bank has short-sold and are actively traded ("short positions").

Items included in the trading portfolio are carried at fair value. Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as trading income or expense in the income statement in the period in which they arise. Dividend income or expense on the trading portfolio is also recorded as trading income or expense. Interest income and expense on the trading portfolio is recognised in the income statement as interest income or expense.

The Bank and economic entity use trade date accounting when recording regular way purchases and sales of financial assets. It recognises from the date the transaction is entered into (trade date) the resulting financial asset or liability and any subsequent unrealised profits and losses arising from revaluing that contract to fair value in the income statement. When the economic entity becomes party to a sales contract of a financial asset, it derecognises the asset and recognises a trade receivable until settlement date.

ix) Derivative instruments
Derivative instruments entered into by the Bank and economic entity include futures, forwards and forward rate agreements, swaps and options in the interest rate, foreign exchange, commodity and equity markets. These derivative instruments are principally used for the risk management of existing financial assets and liabilities.

From 1 April 2004 to 31 March 2005
The Bank and economic entity have used the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 April 2005. They have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

In accordance with previous AGAAP, transactions entered into for trading purposes or used as hedges of other trading assets or instruments were carried at market value, which approximated their net fair value with resultant gains and losses recognised in the income statement and included within "Derivative financial instruments – positive values" and "Derivative financial instruments – negative values" in the balance sheet. Transactions entered into for hedging purposes or used to modify the interest rate characteristics of specific assets and liabilities were brought to account on the same basis as the income or expense which was recognised on the hedged instrument or the underlying asset or liability.

Adjustments on transition date: 1 April 2005
The nature of the main adjustments to comply with AASB 132 and AASB 139 are that derivatives be measured on a fair value basis. Changes in fair value would have been taken either to the income statement or an equity reserve (refer below). At the date of transition, changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 April 2005
All derivatives, including those used for balance sheet hedging purposes, are recognised on the balance sheet and are disclosed as an asset where they have a positive fair value at balance date or as a liability where the fair value at balance date is negative.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and subsequently remeasured to their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and option pricing models, as appropriate. Movements in the carrying amounts of derivatives are recognised in the income statement, unless the derivative meets the requirements for hedge accounting.

The best evidence of a derivative's fair value at initial recognition is the transaction price, unless its fair value is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets. Where such evidence exists, the Bank and economic entity recognises profits immediately when the derivative is recognised.

Cash flow hedges
For a derivative designated as hedging a cash flow exposure arising from a recognised asset or liability (or a highly probable forecast transaction), the gain or loss on the derivative associated with the effective portion of the hedge is initially recognised in equity in the cash flow hedge reserve and subsequently released to the income statement when the hedged item affects the income statement. The gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement.

Fair value hedges
For a derivative designated as hedging a fair value exposure arising from a recognised asset or liability (or a firm commitment), the gain or loss on the derivative is recognised in the income statement immediately together with the loss or gain on the hedged asset or liability that is attributable to the hedged risk.

Net investment hedges
For a derivative designated as hedging a net investment in a foreign operation, the gain or loss on the derivative associated with the effective portion of the hedge is initially recognised in the foreign currency translation reserve and subsequently released to the income statement when the foreign operation is disposed of. The ineffective portion is recognised in the income statement immediately.

x) Investments and other financial assets
From 1 April 2004 to 31 March 2005
The Bank and economic entity have used the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 April 2005. They have applied previous AGAAP in the comparative information on financial assets within the scope of AASB 132 and AASB 139.

In accordance with previous AGAAP, other securities and equity investments were recorded as the lower of cost and recoverable amount. Where the carrying value of the security was in excess of its recoverable amount, the security was written down to its recoverable amount and the difference recognised as an expense in the income statement.

Note 1. Summary of significant accounting policies continued

Adjustments on transition date: 1 April 2005

The nature of the main adjustments to comply with AASB 132 and AASB 139 are that, with the exception of assets classified as held-for-sale and loans and receivables, investments and other financial assets will be measured at fair value. At the date of transition, changes to carrying amounts were recognised directly in retained earnings or reserves (refer below).

From 1 April 2005

With the exception of trading portfolio assets and derivatives which are classified separately in the balance sheet, the remaining investments in financial assets are classified into the following categories: loan assets held at amortised cost, other financial assets at fair value through profit and loss, investment securities available for sale and assets classified as held for sale. The classification depends on the purpose for which the investment was acquired, which is determined at initial recognition and, except for fair value though profit and loss, is re-evaluated at each reporting date.

Loan assets held at amortised cost

Loan assets which are held at amortised cost in the balance sheet are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Other financial assets at fair value through profit and loss

This category only includes those assets which have been designated by management as held at fair value through profit and loss on initial recognition. The policy of management is to designate a financial asset as such if the asset contains embedded derivatives which must otherwise be separated and carried at fair value or by doing so eliminates, or significantly reduces, a measurement or recognition inconsistency that would otherwise arise. Interest income on such items is recognised in the income statement in interest income.

Investment securities available for sale

Investment securities available for sale consist of securities that are not actively traded and are intended to be held for an indefinite period of time. Such securities are available for sale and may be sold should the need arise, including liquidity needs, or impacts of changes in interest rates, exchange rates or equity prices.

Investment securities available for sale are initially carried at fair value plus transaction costs. Gains and losses arising from subsequent changes in fair value are recognised directly in the available for sale reserve in equity, until the asset is derecognised or impaired, at which time the cumulative gain or loss will be recognised in the income statement. Fair values of quoted investments in active markets are based on current bid prices. If the relevant market is not considered active (or the securities are unlisted), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

The Bank and economic entity determine that available for sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of what is significant or prolonged requires judgement. In making this judgement, the Bank and economic entity evaluate among other factors, the normal volatility in share price. In addition, impairment may be appropriate when there is evidence of a deterioration in the financial condition of the investee, industry and sector performance, operational and financing cash flows or changes in technology.

Assets classified as held for sale

This category includes controlled entities and interests in associates whose carrying amount will be recovered principally through a sale transaction rather than continuing use. The policy of management is to classify these assets as held for sale when it is highly probable that the asset will be sold within the twelve months subsequent to being classified as such.

Assets and liabilities, including those within a disposal group, classified as held for sale are each presented separately on the face of the balance sheet. The revenue and expenses from disposal groups are presented net within the income statement and notes to the financial statements.

Assets classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. Assets classified as held for sale, or included within a disposal group that is classified as held for sale, are not depreciated.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain would be recognised for any subsequent increase in fair value less costs to sell, limited by the previous cumulative impairment loss recognised. A gain or loss not previously recognised by the date of sale would be recognised at the date of sale.

xi) Loan impairment review

All loan assets are subject to recurring review and assessment for possible impairment. All bad debts are written off in the period in which they are identified. Provisions for loan losses are based on an incurred loss model, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

Specific provisions are recognised where specific impairment is identified. Where individual loans are found not to be impaired, they are placed into pools of assets with similar risk profiles and collectively assessed for losses that have been incurred but not yet identified.

The Bank and economic entity make judgements as to whether there is any observable data indicating that there is a significant decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of the borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. Changes in assumptions used for estimating future cash flows could result in a change in provisions for loan losses and have a direct impact on the impairment charge.

xii) Life business

The following are key accounting policies in relation to the life business:

Disclosure

The consolidated financial statements recognise the assets, liabilities, income and expenses of the life business conducted by a subsidiary of the Bank in accordance with AASB 139: *Financial Instruments: Recognition and Measurement* ("AASB 139"), and AASB 1038: *Life Insurance Contracts* ("AASB 1038") which apply to investment contracts and assets backing insurance liabilities respectively. These amounts represent the total life business of the subsidiary, including underlying amounts that relate to both policyholders and shareholders of the life business.

Investment assets

Investments assets are carried at fair value through profit and loss. Fair values of quoted investments in active markets are based on current bid prices. If the relevant market is not considered active (and for unlisted securities), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Changes in fair values are recognised in the income statement in the financial period in which the changes occur.

Restriction on assets

Investments held in the Life Funds can only be used within the restrictions imposed under the Life Insurance Act 1995. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of the fund, acquire investments to further the business of the fund or pay distributions when solvency and capital adequacy requirements allow. Shareholders can only receive a distribution when the capital adequacy requirements of the Life Insurance Act 1995 are met.

Policy liabilities

Life insurance liabilities are measured as the accumulated benefits to policyholders in accordance with AASB 139 and AASB 1038, which apply to investment contracts and assets backing insurance liabilities respectively.

xiii) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Assets are reviewed for impairment annually. Historical cost includes expenditure directly attributable to the acquisition of the asset.

Depreciation on assets is calculated on a straight-line basis to allocate the difference between their cost and their residual values over their estimated useful lives, at the following rates:

Furniture and fittings	10%	
Leasehold improvements*	20%	
Computer equipment	33.3%	
Plant and equipment	20%	
Personal computers	50%	
Infrastructure assets	5% to 20%	(depending on nature of underlying assets)
Art	1%	

* Where remaining lease terms are less than five years, leasehold improvements are depreciated over the lease term.

Useful lives and residual values are reviewed annually and reassessed in light of commercial and technological developments. If an asset's carrying value is greater than its recoverable amount due to a useful life, residual value or impairment adjustment, the carrying amount is written down immediately to its recoverable amount. Adjustments arising from such restatements and on disposal of fixed assets are recognised in the income statement.

xiv) Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the economic entity's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisitions of controlled entities is included in intangible assets on the balance sheet. Goodwill on acquisitions of associates is included in the carrying value of investments in associates. Goodwill acquired in business combinations is not amortised but tested for impairment annually, or more frequently if events indicate that it might be impaired. In this event, it is carried at cost less accumulated impairment losses.

Identifiable intangibles

- Licences and trading rights are carried at cost less accumulated impairment. These assets are not being amortised on the basis that they have indefinite lives.
- Management rights have a finite useful life and are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight-line method to allocate the cost of management rights over their estimated useful life not exceeding twenty years.

Identifiable intangibles with indefinite lives are subject to annual impairment testing, or more frequently if events indicate that there may be an impairment.

Software

Certain internal and external costs directly incurred in acquiring and developing certain software have been capitalised and are being amortised over their useful life, usually for a period of 3 years. Costs incurred on software maintenance are expensed as incurred. The costs of repairs and maintenance are expensed as incurred.

xv) Financial liabilities

The Bank and economic entity has on issue debt securities and instruments which are initially recognised at fair value, net of transaction costs incurred. These instruments are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Other financial liabilities at fair value through profit and loss

This category only includes those financial liabilities which have been designated by management as held at fair value through profit and loss on initial recognition. The policy of management is to designate a financial liability as such if the liability contains embedded derivatives which must otherwise be separated and carried at fair value, or by doing so eliminates, or significantly reduces, a measurement or recognition inconsistency that would otherwise arise. Interest expense on such items is recognised in the income statement in interest expense.

Note 1. Summary of significant accounting policies continued

xvi) Provisions

Employee benefits

Liabilities for unpaid salaries, salary related costs and provisions for annual leave are recorded in the balance sheet at the salary rates which are expected to be paid when the liability is settled. Provisions for long service leave and other long-term benefits are recognised at the present value of expected future payments to be made. In determining this amount, consideration is given to expected future salary levels and employee service histories. Expected future payments are discounted to their net present value using rates on Commonwealth Government securities with terms that match as closely as possible to the expected future cash flows.

Dividends

Provisions for dividends to be paid by the Bank are recognised on the balance sheet as a liability and a reduction in retained earnings when the dividend has been declared or publicly recommended by the Directors.

xvii) Funds under management

Within the economic entity certain controlled entities act as a custodian and/or a single responsible entity for a number of investment funds and trusts. As at 31 March 2006, the investment funds and trusts, both individually and collectively, have an excess of assets over liabilities. The value of funds managed by the economic entity (measured based on the gross assets of the individual funds) exceeds $140.3 billion (31 March 2005: $96.7 billion). This includes $5.2 billion (31 March 2005: $4.4 billion) in respect of the life business statutory funds and certain other funds that are consolidated in the financial report. Other investment funds and trusts have not been consolidated in the financial report because individual entities within the economic entity do not have control of the funds and trusts.

Commissions and fees earned in respect of the economic entity's funds management activities are brought to account as services are provided, and where these are subject to claw back or meeting certain performance hurdles, at the point when those conditions can no longer affect the outcome.

xviii) Share based payments

The Bank operates share-based compensation plans, which include options granted to employees and shares granted to employees under share acquisition plans. The Bank and economic entity recognises an expense (and equity reserve) for shares and options granted to employees. The shares and options are measured at their grant dates based on their fair value and in the case of options, using the number expected to vest. This amount is recognised as an expense evenly over the respective vesting periods.

Performance hurdles attached to the options issued to the Executive Officers are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest.

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year, risk free interest rate: 5.96%, expected life of options: four years, volatility of share price: 18% and dividend yield: 3.6% p.a.

Where options are issued by the Bank to employees of subsidiaries, the Bank accounts for the equity provided as capital contribution to the subsidiary.

The economic entity annually revises its estimates of the number of options that are expected to become exercisable. Where appropriate, the impact of revised estimates are reflected in the income statement over the remaining vesting period, with a corresponding adjustment to the share based payments reserve in equity.

These rules are mandatory to options granted after 7 November 2002 that vest after 1 January 2005.

xix) Cash and cash equivalents

Cash and cash equivalents include Cash and balances with central banks, short-term amounts included in Due from banks, bank accepted bills and negotiable certificates of deposits issued by a bank, with an original maturity of less than 3 months, included in Trading portfolio assets and Investment securities available for sale.

xx) Leases

Where finance leases are granted to third parties, the present value of the lease payments is recognised as a receivable and included in Loan assets held at amortised cost. The difference between the gross receivable and the present value of the receivable is recognised as unearned interest income. Lease income is recognised over the term of the lease using the effective interest method, which reflects a constant rate of return.

Leases entered into by the Bank and economic entity as lessee are primarily operating leases. The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Purchased assets, where the economic entity is the lessor under operating leases, are carried at cost and depreciated over their useful life which varies depending on each class of asset and ranges from 3 to 40 years.

xxi) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported on the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

xxii) Rounding of amounts

The company is of a kind referred to in Australian Securities and Investments Commission Class Order 98/0100 (as amended by Class Order 04/667 dated 15 July 2004 and 05/641 dated 26 July 2005), relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest million dollars unless otherwise indicated.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 2. Profit for the financial year				
Net interest income				
Interest and similar income received/receivable				
Other entities	**3,136**	2,565	**1,661**	1,243
Controlled entities	**–**	–	**356**	302
Interest expense and similar charges paid/payable				
Other entities	**(2,544)**	(2,029)	**(1,508)**	(1,225)
Controlled entities	**–**	–	**(172)**	(254)
Net interest income	**592**	536	**337**	66
Net fee and commission income				
Fee and commission income	**2,819**	2,227	**794**	609
Fee and commission expense	**(402)**	(429)	**(270)**	(235)
Income from life business and other unit holder businesses (note 18)	**23**	23	**–**	–
Net fee and commission income	**2,440**	1,821	**524**	374
Net trading income*				
Equities	**526**	375	**430**	333
Commodities	**197**	165	**84**	91
Foreign exchange products	**152**	158	**153**	159
Interest rate products	**1**	36	**42**	30
Net trading income	**876**	734	**709**	613
Share of net profits of associates and joint ventures using the equity method	**172**	17	**–**	–
Other operating income				
Net gains on sale of other securities and equity investments		34		–
Net gains on sale of investment securities available for sale	**100**		**82**	
Net gains on sale of associates and joint ventures**	**78**	558	**148**	522
Net loss from disposal groups held for sale***	**(18)**	–	**–**	–
Gain on deconsolidation of previously controlled entities and businesses held for sale	**128**	53	**–**	4
Dividends/distributions received/receivable:				
– other securities, equity investments and investment securities available for sale	**42**	33	**78**	41
– controlled entities	**–**	–	**378**	638
Management fees, group service charges and cost recoveries – controlled entities	**–**	–	**364**	197
Other income****	**81**	47	**28**	24
Total other operating income	**411**	725	**1,078**	1,426
Other operating expenses				
Provision for diminution of investment securities (including investment securities available for sale, associates and joint ventures)	**(25)**	3	**(18)**	–
Collective allowance for credit losses provided for during the period (refer note 12)	**(11)**	(34)	**(10)**	(34)
Specific provisions				
– provided for during the period (refer note 12)	**(36)**	(50)	**(26)**	(41)
– recovery of loans previously provided for (refer note 12)	**15**	18	**9**	14
– loan losses written-off	**(7)**	(4)	**(1)**	(3)
– recovery of loans previously written-off	**3**	2	**–**	–
Total net charge for provisions	**(61)**	(65)	**(46)**	(64)
Other expenses	**(37)**	(16)	**(7)**	(6)
Total other operating expenses	**(98)**	(81)	**(53)**	(70)
Net other operating income	**313**	644	**1,025**	1,356
Total income from ordinary activities	**4,393**	3,752	**2,595**	2,409

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 2. Profit for the financial year continued				
Employment expenses				
Salary, salary related costs including commissions, superannuation and performance-related profit share	**(2,214)**	(1,900)	**(1,472)**	(1,409)
Share based payments	**(53)**	(42)	**(37)**	(30)
Provision for annual leave	**(12)**	(9)	**(6)**	(4)
Provision for long service leave	**(7)**	(5)	**(5)**	(3)
Total compensation expense	**(2,286)**	(1,956)	**(1,520)**	(1,446)
Other employment expenses including on-costs, staff procurement and staff training	**(121)**	(89)	**(71)**	(50)
Total employment expenses	**(2,407)**	(2,045)	**(1,591)**	(1,496)
Occupancy expenses				
Operating lease rentals	**(91)**	(74)	**(58)**	(49)
Depreciation: furniture, fittings and leasehold improvements	**(21)**	(13)	**(10)**	(8)
Other occupancy expenses	**(27)**	(14)	**(14)**	(8)
Total occupancy expenses	**(139)**	(101)	**(82)**	(65)
Non-salary technology expenses				
Information services	**(54)**	(43)	**(29)**	(22)
Depreciation: computer equipment and software	**(34)**	(25)	**(25)**	(20)
Other non-salary technology expenses	**(40)**	(36)	**(31)**	(29)
Total non-salary technology expenses	**(128)**	(104)	**(85)**	(71)
Professional fees, travel and communication expenses				
Professional fees	**(107)**	(94)	**(71)**	(63)
Auditors' remuneration	**(13)**	(8)	**(5)**	(4)
Travel expenses	**(83)**	(60)	**(42)**	(31)
Communication expenses	**(29)**	(24)	**(14)**	(12)
Depreciation: communication equipment	**(5)**	(4)	**(4)**	(4)
Total professional fees, travel and communication expenses	**(237)**	(190)	**(136)**	(114)
Other expenses				
Other expenses*****	**(195)**	(154)	**(120)**	(88)
Total other expenses	**(195)**	(154)	**(120)**	(88)
Total expenses from ordinary activities	**(3,106)**	(2,594)	**(2,014)**	(1,834)

* Included in the net trading income are fair value changes of $15 million for the year ending 31 March 2006 relating to financial assets and liabilities designated as held at fair value through profit and loss. Fair value changes relating to derivatives are also reported in net trading income which offsets the fair value changes relating to financial assets/liabilities designated at fair value.

** Included within net gains on sale of associates and joint ventures for the financial year 31 March 2005 is the profit of $300 million arising from the sale of part of the economic entity's share of Macquarie Goodman Management Limited in exchange for a share in the Macquarie Goodman Group Limited. Macquarie Goodman Group Limited is the stapled entity consisting of Macquarie Goodman Industrial Trust and Macquarie Goodman Management Limited. This amount also includes profits arising on the dilution of the Bank's holdings in its equity accounted associates, Macquarie Communications Infrastructure Group and Macquarie Airports Group, which occurred after further capital raising activities by the associates.

*** Included within net income from disposal groups held for sale are the net income and expenses arising from the activities of the disposal groups. Refer to note 24 – Assets and disposal groups classified as held for sale for the name of each group.

**** Included within other income is rental income of $63 million (2005: $19 million) and depreciation of $44 million (2005: $19 million) in relation to operating leases where the Group is the lessor.

***** Included within other expenses is depreciation of $Nil (2005: $12 million) in relation to infrastructure businesses.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 3. Revenue from operating activities				
Interest and similar income	**3,136**	2,565	**2,017**	1,545
Fee and commission income	**2,819**	2,227	**794**	609
Investment revenue and management fees from life investment contracts and other unit holder businesses (note 18)	**509**	487	**–**	–
Net trading income	**876**	734	**709**	613
Profit on the sale of other securities and equity investments, investment securities available for sale and associates and joint ventures	**178**	592	**230**	522
Other income (excluding profit on the sale of other securities and equity investments; investment securities available for sale and associates and joint ventures)	**405**	150	**848**	904
Total revenue from operating activities	**7,923**	6,755	**4,598**	4,193

Note 4. Segment reporting

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment or the relevant portion that can be allocated to a segment on a reasonable basis. Segment assets include all assets used by a segment. The carrying amount of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Any transfers between segments have been determined on an arms-length basis and eliminated on consolidation.

The segment information has been prepared in conformity with the economic entity's accounting policies as disclosed in note 1 – Summary of significant accounting policies.

Primary segment – business

For internal reporting and risk management purposes, the economic entity is divided into six operating Groups ("the Groups"). The Groups do not meet the definition of business segment for the purposes of reporting in accordance with AASB 114: *Segment Reporting, because the Groups provide certain products to customers which have the same, or similar, risk and return characteristics.*

For the purposes of determining business segments in which the activities of the economic entity have been divided into four areas:

- Asset and Wealth Management: distribution and manufacture of funds management products;
- Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;
- Investment Banking: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and
- Lending: banking activities, mortgages, margin lending and leasing.

	Asset and Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
				Consolidated 31 March 2006	
Income statement					
Revenue from external customers	1,702	1,968	1,887	2,212	7,769
Net loss from disposal groups held for sale	–	–	(18)	–	(18)
Intersegmental revenue/(expense)	48	(280)	(138)	370	–
Share of net profits of associates and joint ventures using the equity method	155	3	17	(3)	172
Total revenue from ordinary activities	1,905	1,691	1,748	2,579	7,923
Operating profit from ordinary activities before income tax	345	292	480	170	1,287
Income tax (expense)	(104)	(38)	(104)	(44)	(290)
Profit from ordinary activities after income tax	241	254	376	126	997
Non-cash expenses: depreciation	(18)	(8)	(25)	(53)	(104)
Balance Sheet					
Total assets	8,780	50,732	12,587	34,112	106,211
Total liabilities	7,385	63,768	5,488	24,233	100,874
Fixed assets acquired during the financial year	18	54	155	35	262
Intangible assets acquired during the financial year	33	24	71	2	130
Assets and disposal groups classified as held for sale	24	–	2,365	–	2,389
Interest in associates and joint ventures using the equity method	1,070	276	2,095	22	3,463

Note 4. Segment reporting continued
Primary segment – business

	Asset and Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
				Consolidated 31 March 2005	
Income statement					
Revenue from external customers	1,810	1,496	1,551	1,881	6,738
Intersegmental revenue/(expense)	26	(118)	(97)	189	–
Share of net profits of associates and joint ventures using the equity method	37	3	(24)	1	17
Total revenue from ordinary activities	1,873	1,381	1,430	2,071	6,755
Operating profit from ordinary activities before income tax	439	202	394	123	1,158
Income tax (expense)	(134)	(30)	(92)	(32)	(288)
Profit from ordinary activities after income tax	305	172	302	91	870
Non-cash expenses: depreciation	(18)	(6)	(21)	(28)	(73)
Balance Sheet					
Total assets	6,548	26,979	6,005	28,448	67,980
Total liabilities	5,296	35,820	2,418	20,021	63,555
Fixed assets acquired during the financial year	11	4	23	45	83
Intangible assets acquired during the financial year	12	–	339	–	351
Assets and disposal groups classified as held for sale	–	–	334	–	334
Interest in associates and joint ventures using the equity method	1,171	–	935	11	2,117

Secondary segment – geographical

Geographical segments have been determined based on where the transactions have been booked. The operations of the economic entity are headquartered in Australia. All locations below the reportable segment threshold have been collectively classified as other.

	Australia $m	**Asia Pacific* $m**	**Europe $m**	**North America $m**	**Other $m**	**Total $m**
					Consolidated 31 March 2006	
Revenue from external customers	**5,107**	**1,056**	**1,011**	**568**	**27**	**7,769**
Total assets	**75,626**	**7,950**	**14,284**	**7,723**	**628**	**106,211**
Fixed assets acquired during the financial year	**74**	**31**	**119**	**33**	**5**	**262**
Intangible assets acquired during the financial year	**86**	**12**	**8**	**24**	**–**	**130**
					Consolidated 31 March 2005	
Revenue from external customers	4,912	697	563	538	28	6,738
Total assets	48,557	6,141	7,048	5,730	504	67,980
Fixed assets acquired during the financial year	31	31	17	4	–	83
Intangible assets acquired during the financial year	351	–	–	–	–	351

* Excludes Australia as it is disclosed as a separate segment.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 5. Income tax (expense)/benefit				
a) Income tax (expense)/benefit				
Current tax	**(388)**	(175)	**(37)**	110
Deferred tax	**98**	(113)	**41**	(64)
Total	**(290)**	(288)	**4**	46
Deferred income tax revenue/(expense) included in income tax (expense)/benefit comprises:				
Increase/(decrease) in deferred tax assets	**35**	4	**23**	97
(Increase)/decrease in deferred tax liabilities	**63**	(117)	**18**	(161)
Total	**98**	(113)	**41**	(64)
b) Reconciliation of income tax expense to prima facie tax payable				
Prima facie income tax expense on operating profit*	**(387)**	(347)	**(174)**	(172)
Tax effect of amounts adjusted in calculating taxable income:				
Rate differential on offshore income	**85**	54	**55**	40
Distribution provided on Macquarie Income Preferred Securities and similar distributions	**15**	8	**15**	8
Non-deductible options expense	**(16)**	(8)	**(11)**	(5)
Intragroup dividends	**–**	–	**114**	191
Other items	**13**	5	**5**	(16)
Total income tax expense	**(290)**	(288)	**4**	46
c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in profit and loss but directly debited or credited to equity:				
Current tax – credited directly to equity	**–**	–	**–**	–
Net deferred tax – debited directly to equity	**67**	5	**54**	–
	67	5	**54**	–

* *Prima facie income tax on operating profit is calculated at the rate of 30% (31 March 2005: 30%). The consolidated entity has a tax year ending on 30 September.*

Pursuant to a resolution of the Bank, the consolidated entity's Australian tax liabilities are determined according to tax consolidation legislation. The Bank together with all eligible Australian resident wholly-owned controlled entities of the Bank represent a Tax Consolidated Group, with the Bank as the Head Entity. As a consequence, the relevant controlled entities are not liable to make income tax payments and do not recognise any current tax balances. Under the terms and conditions of a tax funding agreement, the Bank charges each controlled entity for all current tax liabilities incurred in respect of their activities and reimburses each controlled entity for current tax assets utilised.

Should the Bank be in default of its tax payment obligations, or a default is probable, the current tax balances of the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between the Bank and entities in the Group.

During the period, the Bank reached a settlement with the Australian Taxation Office in respect of its review of the economic entity's research and development syndicates. The settlement of this matter did not have a material impact on the group's profit and loss.

Pursuant to litigation finalised during the year, payments of $129 million to holders of Macquarie Income Securities were held to be non-deductible. Resolution of this matter did not impact on the group's profit and loss as the amount was fully provided.

In preparing this financial report the Directors have considered the information currently available and where considered necessary have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 6. Dividends paid and distributions paid or provided				
i) Dividends paid				
Ordinary share capital				
Interim dividend paid ($0.90 (2005: $0.61) per share)	**208**	134	**208**	134
2005 Final dividend paid ($1.00 (2004: $0.70) per share)	**224**	151	**224**	151
2005 Special dividend paid ($0.40 (2004: $nil) per share)	**89**	–	**89**	–
Total dividends paid	**521**	285	**521**	285

All dividends in the above table were 90% franked at the 30% corporate tax rate.

The Bank's Dividend Reinvestment Plan ("DRP") remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in note 33 – Contributed equity.

			Cents per ordinary share	
Cash dividends per ordinary share (including interim dividend not provided for)	**215**	201	**215**	201

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Franking credits available for the subsequent financial year at a corporate tax rate of 30% (2005: 30%)	**149**	39	**149**	39

The franked portion of dividends proposed as at 31 March 2006 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year.

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

a) franking credits that will arise from the payment of income tax payable as at the end of the financial year;
b) franking credits that may be prevented from being distributed in subsequent financial years;
c) franking debits that will arise from the payment of dividends proposed as at the end of the financial year and the final dividend disclosed below in (ii); and
d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

ii) Dividends not recognised at the end of the financial year

In addition to the above dividends, since the end of the financial year the directors have recommended the payment of the 2006 final dividend of $1.25 per fully paid ordinary share, 100% franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 5 July 2006 out of retained profits at 31 March 2006, but not recognised as a liability at the end of the financial year, is $290 million. This amount has been estimated based on the number of shares eligible to participate as at 31 March 2006.

iii) Distributions paid or provided				
Macquarie Income Securities				
Distributions paid (net of distributions previously provided)	**23**	23	**–**	–
Distributions provided	**6**	6	**–**	–
Total distributions paid or provided	**29**	29	**–**	–

The Macquarie Income Security ("MIS") is a stapled arrangement, which includes a perpetual preference share issued by the Bank. No dividends are payable under the preference shares until the Bank exercises its option to receive future payments of interest and principle under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to directors' discretion. The distributions paid/provided in respect of the MIS are recognised directly in equity in accordance with AASB 132: *Financial Instruments: Disclosure and Presentation*.

Macquarie Income Preferred Securities				
Distributions paid (net of distributions previously provided)	**27**	–	**–**	–
Distributions provided	**24**	28	**–**	–
Total distributions paid or provided	**51**	28	**–**	–

The Macquarie Income Preferred Securities represent a minority interest of the consolidated entity. Accordingly, the distributions paid/provided in respect of the Macquarie Income Preferred Securities are recorded as movements in minority interest, as disclosed in note 34 – Reserves, retained earnings and minority interests. The Bank can redirect the payments of distributions under the convertible debentures to be paid to itself. Each debenture converts for 500 Bank preference shares at the Bank's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 6. Dividends paid and distributions paid or provided continued				
Convertible Debentures				
Distributions paid (net of distributions previously provided)	–	–	27	–
Distributions provided	–	–	24	28
Total distributions paid or provided	–	–	51	28

	Consolidated 2006 $m	Consolidated 2005 $m
Note 7. Earnings per share		Cents per share
Basic earnings per share	400.3	369.6
Diluted earnings per share	382.3	361.1
Reconciliation of earnings used in the calculation of basic earnings per share		
Profit from ordinary activities after income tax	997	870
(Profit) attributable to minority interests:		
Macquarie Income Preferred Securities	(51)	(28)
Other equity holders	(1)	(1)
Distributions paid or provided on:		
Macquarie Income Securities	(29)	(29)
Total earnings used in the calculation of basic earnings per share	916	812
Reconciliation of earnings used in the calculation of diluted earnings per share		
Earnings used in calculating basic earnings per share	916	812
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	–	–
Total earnings used in the calculation of diluted earnings per share	916	812
		Number of shares
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	228,840,495	219,698,110
Weighted average number of shares used in the calculation of diluted earnings per share		
Weighted average fully paid ordinary shares	228,840,495	219,698,110
Potential ordinary shares:		
Weighted average options	10,790,865	5,169,587
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	239,631,360	224,867,697

Information concerning the classification of securities

Options

Options granted to employees under the Employee Option Plan are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share to the extent to which they are dilutive. The issue price, which is equivalent to the fair value of the options granted, and exercise price used in this assessment incorporate both the amounts recognised as an expense up to the reporting date as well as the fair value of options yet to be recognised as an expense in the future.

Included in the balance of weighted average options are 1,563,530 (2005: 1,137,897) options that were converted, lapsed or cancelled during the financial year. There are a further 10,351,358 (2005: 1,552,050) options that have not been included in the balance of weighted average options on the basis that their strike price was greater than the average market price of the Bank's fully paid ordinary shares for the financial year ended 31 March 2006 and consequently, they are not considered to be dilutive.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 8. Due from banks				
Cash at bank*	**2,013**	543	**566**	90
Overnight cash at bank	**1,836**	575	**1,823**	561
Other loans to banks	**2,416**	2,576	**2,077**	2,138
Due from clearing houses	**128**	273	**112**	273
Leases to banks	**1**	2	**1**	2
Total due from banks	**6,394**	3,969	**4,579**	3,064

* Included within this balance is $8 million (2005: $5 million) provided as security over payables to other financial institutions.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 9. Cash collateral on securities borrowed and reverse repurchase agreements				
Central bank	**22**	52	**22**	52
Governments	**385**	327	**385**	327
Other financial institutions	**5,001**	3,198	**5,001**	3,198
Other	**8,162**	5,350	**8,157**	5,339
Total cash collateral on securities borrowed and reverse repurchase agreements	**13,570**	8,927	**13,565**	8,916
Note 10. Trading portfolio assets				
Trading securities				
Equities and other securities	**9,211**	3,996	**8,117**	3,496
Certificates of deposit	**1,597**	956	**1,597**	956
Promissory notes	**1,188**	262	**1,188**	261
Corporate bonds	**995**	612	**971**	612
Other government securities	**612**	647	**612**	448
Commonwealth government bonds	**166**	137	**166**	137
Bank bills	**330**	424	**330**	424
Foreign government bonds	**42**	79	**42**	79
Bills discounted	**–**	624	**–**	577
Total trading securities	**14,141**	7,737	**13,023**	6,990
Other trading assets				
Other commodities	**105**	63	**7**	4
Total other trading assets	**105**	63	**7**	4
Total trading portfolio assets	**14,246**	7,800	**13,030**	6,994

Trading assets pledged as security

Included in the balance of equities and other securities, certificates of deposit and bank bills are assets provided as security over issued notes and payables to other external investors and financial institutions. The value of assets provided is $1,249 million (2005: $832 million).

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 11. Other securities				
Listed				
Shares and units in unit trusts at cost		4		4
Less provision for diminution		(2)		(2)
Shares and units in unit trusts at recoverable amount		2		2
Shares and units in unit trusts at cost requiring no provision for diminution		30		29
Total listed other securities		32		31
Unlisted				
Shares and units in unit trusts at cost		6		6
Less provision for diminution		(2)		(2)
Shares and units in unit trusts at recoverable amount		4		4
Shares and units in unit trusts at cost requiring no provision for diminution		920		3
Debt investment securities		756		45
Total unlisted other securities		1,680		52
Total other securities		1,712		83

The market value of these investments was not materially different from their book value.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 12. Loan assets held at amortised cost				
Due from clearing houses	**2,033**	653	**1,906**	608
Due from governments*	**223**	436	**156**	287
Due from other entities				
Other loans and advances**	**30,845**	26,200	**11,208**	9,036
Less specific provisions	**(52)**	(45)	**(48)**	(39)
	30,793	26,155	**11,160**	8,997
Lease receivables	**2,030**	1,290	**35**	44
Total due from other entities	**32,823**	27,445	**11,195**	9,041
Total gross loan assets	**35,079**	28,534	**13,257**	9,936
Less collective allowance for credit losses	**(80)**	(109)	**(76)**	(105)
Total loan assets held at amortised cost	**34,999**	28,425	**13,181**	9,831

* Governments include federal, state and local governments and related enterprises in Australia.
** Included within this balance are mortgage special purpose entities' loans of $17,795 million (2005: $14,729 million).

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Specific provisions				
Balance at the beginning of the financial year	**45**	36	**39**	35
Provided for during the financial year	**36**	50	**26**	41
Loan assets written off, previously provided for	**(10)**	(22)	**(10)**	(22)
Recovery of loans previously provided for	**(15)**	(18)	**(9)**	(14)
Transfer from other provisions and other items	**1**	–	**1**	–
Transfer to provision against interest in associates and joint ventures using the equity method	**(6)**	–	**–**	–
Attributable to foreign currency translation	**1**	(1)	**1**	(1)
Total specific provisions	**52**	45	**48**	39
Specific provisions as a percentage of gross loan assets	**0.15%**	0.16%	**0.36%**	0.40%

The specific provisions relate to doubtful loan assets that have been identified and provided for.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Collective allowance for credit losses				
Balance at the beginning of the financial year	**109**	75	**105**	71
Adjustment on adoption of AASB 139	**(50)**	–	**(47)**	–
Provided for during the financial year	**11**	34	**10**	34
Transfer from trading portfolio assets	**10**	–	**8**	–
Total collective allowance for credit losses	**80**	109	**76**	105

The collective allowances for credit losses is intended to cover losses inherent in the existing overall credit portfolio which are not yet specifically identifiable.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m

Note 13. Impaired financial assets

Impaired financial assets are disclosed using the definitions and categories of the Australian Prudential Regulation Authority. Impaired assets include loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Impaired loans without specific provisions for impairment	**8**	1	**1**	1
Impaired loans with specific provisions for impairment	**137**	86	**130**	63
Less specific provisions	**(52)**	(45)	**(48)**	(39)
Total impaired loans with specific provisions for impairment	**85**	41	**82**	24
Total net impaired assets	**93**	42	**83**	25

Note 14. Other financial assets at fair value through profit and loss

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Investment securities	**395**		**185**	
Loan assets	**1,709**		**1,709**	
Total other financial assets at fair value through profit and loss	**2,104**		**1,894**	

Note 15. Other assets

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Security settlements*	**4,146**	1,533	**156**	–
Debtors and prepayments**	**3,434**	1,380	**3,054**	1,169
Property held for sale and development**	**173**	144	**2**	–
Assets under operating lease***	**694**	126	**1**	–
Other	**5**	508	**–**	153
Total other assets	**8,452**	3,691	**3,213**	1,322

* Security settlements are receivable within three working days of the relevant trade date.

** Included within these balances is $7 million of debtors and prepayments, and $159 million of property held for sale and development which are provided as security over amounts payable to other financial institutions (2005: $Nil).

*** Assets under operating lease are stated net of accumulated depreciation of $63 million (2005: $19 million).

Note 16. Investment securities available for sale

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Equity securities				
Listed	**347**		**168**	
Unlisted	**198**		**89**	
Debt securities*	**3,201**		**2,053**	
Total investment securities available for sale	**3,746**		**2,310**	

* Included within this balance are debt securities of $311 million (2005: $Nil) which are recognised as a result of a total return swap with Macquarie International Infrastructure Fund Limited. The economic entity does not have legal title to these assets but has an economic interest.

Note 17. Intangible assets

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Goodwill	**83**	17	**–**	–
Capitalised software – cost	**45**	33	**33**	33
Accumulated amortisation	**(23)**	(18)	**(22)**	(18)
Other identifiable intangibles – cost	**47**	339	**–**	–
Accumulated amortisation	**(2)**	–	**–**	–
Total intangible assets	**150**	371	**11**	15

Reconciliation of the economic entity's intangible assets at their carrying value:

	Goodwill $m	Capitalised software $m	Other identifiable intangibles $m	Total $m
Balance at the beginning of the financial year	**17**	**15**	**339**	**371**
Acquisitions during the financial year	**83**	**12**	**35**	**130**
Disposals during the financial year	**(17)**	**–**	**(327)**	**(344)**
Amortisation expense for the financial year	**–**	**(5)**	**(2)**	**(7)**
Balance at the end of the financial year	**83**	**22**	**45**	**150**

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 18. Life investment contracts and other unit holder assets				
Life investment contracts and other unit holder assets				
Cash and due from banks	**188**	79	**–**	–
Debt securities	**820**	1,018	**–**	–
Units in unit trusts	**3,946**	3,173	**–**	–
Equity securities	**229**	203	**–**	–
Total life investment contracts and other unit holder investment assets	**5,183**	4,473	**–**	–

Investment assets are held primarily to satisfy policy holder liabilities, which are investment linked.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Income from life investment contracts and other unit holder assets				
Premium income, investment revenue and management fees	**509**	487	**–**	–
Life investment contract claims, reinsurance and changes in policy liabilities	**(479)**	(456)	**–**	–
Direct fees	**(7)**	(8)	**–**	–
Total income from life investment contracts and other unit holder assets	**23**	23	**–**	–

Solvency

Solvency requirements for the life investment contracts business have been met at all times during the financial year.

As at 31 March 2006, the life investment contracts business had investment assets in excess of policy holder liabilities of $59 million (2005: $49 million).

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 19. Equity investments				
Listed				
Shares and units in unit trusts at cost		33		33
Shares and units in unit trusts at cost		43		15
Less provision for diminution		(22)		(6)
Shares and units in unit trusts at recoverable amount		21		9
Total listed investments		54		42
Unlisted				
Shares and units in unit trusts at cost		59		4
Shares and units in unit trusts at cost		13		8
Less provision for diminution		(10)		(7)
Shares and units in unit trusts at recoverable amount		3		1
Total unlisted investments		62		5
Total equity investments		116		47

The market value of these investments was not materially different from their book value.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 20. Interest in associates and joint ventures using the equity method				
Interest in associates and joint ventures using the equity method*				
Loans and investments without provisions for impairment	3,327	2,110	786	600
Loans and investments	176	25	65	–
Less provision for impairment	(40)	(18)	(18)	–
Loans and investments at recoverable amount	136	7	47	–
Total interest in associates and joint ventures using the equity method	3,463	2,117	833	600

* Investments in associates and joint ventures are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (refer to note 1(ii)).

Included in this balance is $153 million (2005: $Nil) provided as security over amounts payable to other financial institutions.

(a) Reconciliation of movement in the economic entity's investment in associated entities and joint ventures using the equity method:

	Consolidated 2006 $m	Consolidated 2005 $m
Balance at the beginning of the financial year	2,117	631
Associates acquired/ equity contributed during the financial year	2,728	1,790
Share of pre-tax profits of associates and incorporated joint ventures	246	24
Share of tax expense of associates and incorporated joint ventures	(74)	(7)
Gain on dilution	–	106
Dividends received/receivable from associates during the financial year	(197)	(60)
Associates disposed of during the financial year	(1,070)	(404)
Investments in associates provided for/written-off during the financial year	(18)	(15)
Foreign exchange and other adjustments	93	52
Transferred to/from held for sale, available for sale equity	(362)	–
Balance at the end of the financial year	3,463	2,117

Note 20. Interest in associates and joint ventures using the equity method continued

(b) Summarised information of certain interests in material associates and joint ventures is as follows:

Name of entity	Country of Incorporation	Reporting Date	Participating interest 2006 %	Participating interest 2005 %	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Macquarie Airports[(a)]***^	Australia	31 December	**14%**	12%	**564**	387	**12**	154
Macquarie Goodman Group[(b)]****	Australia	30 June	**8%**	9%	**394**	352	**393**	354
Diversified CMBS Investments Inc[(c)]**	USA	31 March	**57%**	57%	**365**	381	**–**	–
Macquarie Diversified (AA) Trust[(c)]	Australia	28 February	**31%**	–	**198**	–	**195**	–
European Directories SA[(d)]****	Luxembourg	31 December	**15%**	–	**170**	–	**–**	–
Macquarie MEAG Prime REIT[(b)]	Singapore	31 December	**20%**	–	**160**	–	**–**	–
Macquarie Countrywide Trust[(b)]***	Australia	30 June	**6%**	8%	**137**	173	**4**	–
Macquarie Communications Infrastructure Group[(a)]***	Australia	30 June	**11%**	13%	**136**	196	**4**	–
Macquarie Infrastructure Group[(a)]***^	Australia	30 June	**1%**	0.4%	**108**	2	**16**	–
Macquarie Office Trust[(b)]***	Australia	30 June	**4%**	4%	**102**	79	**4**	–
Macquarie Media Group[(e)]***	Australia	30 June	**20%**	–	**90**	–	**–**	–
Macquarie Capital Alliance Group[(c)]***	Australia	30 June	**10%**	–	**89**	–	*****	–
Macquarie International Infrastructure Fund Limited[(a)]***	Singapore	31 December	**8%**	–	**84**	–	**–**	–
Dynasty Property Investment Limited[(b)]	Bermuda	31 December	**24%**	–	**79**	–	**–**	–
Macquarie Shinhan Infrastructure Asset Management Co Limited[(c)]	Korea	31 March	**50%**	–	**60**	3	**–**	–
Medallist Developments Inc.[(b)]**	USA	31 March	**80%**	70%	**58**	70	*****	–
Macquarie Infrastructure Company Trust[(a)]****^	USA	31 December	**7%**	9%	**56**	51	**–**	–

* Denotes investment carrying value of less than $1 million.

** Voting rights for this investment are not proportional to the ownership interest. The economic entity has joint control because neither the economic entity nor its fellow investors have control in their own right.

*** The economic entity has significant influence due to its fiduciary relationship as manager of these entities.

**** *Significant influence arises due to the economic entity's voting power and board representation.*

^ Denotes legal interest is different to participating interest. Legal interest in Macquarie Airports is 16%, 16% in Macquarie Communications Infrastructure Group and 9% in Macquarie Infrastructure Company Trust.

(a) Infrastructure
(b) Property Development/ Management entity
(c) Funds Management and Investment Banking
(d) Directories Business
(e) Media, Television and Internet Investments

Note 20. Interest in associates and joint ventures using the equity method continued

(c) The fair values of certain interests in material associates and joint ventures for which there are public quotations are as follows:

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Macquarie Airports	783	579	13	274
Macquarie Goodman Group	585	410	585	410
Macquarie MEAG Prime REIT	153	–	–	–
Macquarie Countrywide Trust	149	176	4	–
Macquarie Communications Infrastructure Group	256	290	4	–
Macquarie Infrastructure Group	133	32	15	–
Macquarie Office Trust	110	82	4	–
Macquarie Media Group	110	–	–	–
Macquarie Capital Alliance Group	89	–	1	–
Macquarie International Infrastructure Fund Limited	88	–	–	–
Macquarie Infrastructure Company Trust	82	72	–	–
(d) Share of associates' and joint ventures' expenditure commitments, other than for the supply of inventories, is as follows:				
Capital commitments	70	157	25	4
Lease commitments	145	99	86	98
(e) Contingent liabilities of associates and joint ventures are as follows:				
Share incurred jointly with other investors	83	5	41	–
For which the economic entity is severally liable	59	–	59	–
(f) Aggregated financial information of interests in associates and joint ventures are as follows:				
Economic entity's share of:				
Assets	5,676	2,842	773	870
Liabilities	2,767	1,180	434	423
Revenues	805	343	103	103
Profit/(loss)	172	17	37	12

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 21. Property, plant and equipment				
Furniture, fittings and leasehold improvements				
Cost	**235**	120	**118**	86
Less accumulated depreciation	**(97)**	(78)	**(70)**	(61)
Total furniture, fittings and leasehold improvements	**138**	42	**48**	25
Computer equipment				
Cost	**188**	181	**168**	144
Less accumulated depreciation	**(140)**	(134)	**(129)**	(118)
Total computer equipment	**48**	47	**39**	26
Communication equipment				
Cost	**26**	28	**21**	20
Less accumulated depreciation	**(20)**	(22)	**(18)**	(18)
Total communication equipment	**6**	6	**3**	2
Infrastructure assets				
Cost	**103**	56	**–**	–
Less accumulated depreciation	**(3)**	(3)	**–**	–
Total infrastructure assets	**100**	53	**–**	–
Total property, plant and equipment	**292**	148	**90**	53

Reconciliation of the movement in the economic entity's property, plant and equipment at their written-down value:

	Furniture, fittings and leasehold improvements $m	Computer equipment and software $m	Communication equipment $m	Infrastructure assets $m	Total $m
Balance at the beginning of the financial year	42	47	6	53	148
Acquisitions during the financial year	117	37	5	103	262
Disposals of during the financial year	(3)	(2)	–	(53)	(58)
Depreciation expense for the financial year	(18)	(34)	(5)	(3)	(60)
Balance at the end of the financial year	**138**	**48**	**6**	**100**	**292**

Fixed assets pledged as security

Included in the balance of property, plant and equipment are assets pledged as security over payables to other financial institutions. The terms preclude these assets from being sold or being used as security for further liabilities without the permission of the financial institution. The carrying value of assets pledged is $132 million (2005: $53 million).

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 22. Investments in controlled entities				
Investments at cost	–	–	4,060	4,125
Investments at cost	–	–	71	71
Less provision for impairment	–	–	(44)	(44)
Investments at recoverable amount	–	–	27	27
Total investments in controlled entities	–	–	**4,087**	4,152

The material controlled entities of the Bank, based on contribution to the economic entity's profit from ordinary activities, the size of the investment made by the Bank or the nature of the activities conducted by the controlled entity, are:

AMT Management Limited
ConnectEast Management Limited (formerly Macquarie Management Company (ISF) Limited)
Macquarie Acceptances Limited
Macquarie Airports Management Ltd
Macquarie Alternative Assets Management Ltd
Macquarie Asia Real Estate Limited (formerly Macquarie Property Investment Management 1 Limited)
Macquarie Capital Alliance Management Limited (formerly Macquarie Alliance Capital Management)
Macquarie Capital Funding L.P. (Jersey)
Macquarie Capital Korea Co Limited (Korea)
Macquarie Communications Infrastructure Management Ltd
Macquarie Countrywide Management Limited
Macquarie Direct Investment A Limited
Macquarie Direct Investment B Limited
Macquarie Direct Property Management Limited
Macquarie Diversified Investments No. 2 Pty Ltd *
Macquarie Equity Capital Markets Limited
Macquarie Finance Limited
Macquarie Financial Products Management Limited
Macquarie Funds Management Holdings Pty Limited *
Macquarie Global Debt Investment No. 1 Pty Limited *
Macquarie Infrastructure Debt Management Limited
Macquarie Infrastructure Investment Management Limited
Macquarie Infrastructure Management (Asia) Pty Limited (Singapore)
Macquarie Infrastructure Management (USA) Inc (USA)
Macquarie International Finance Limited
Macquarie Investment Management (UK) Limited (United Kingdom)
Macquarie Investment Management Limited
Macquarie Investment Services Limited
Macquarie Investments Australia Pty Limited*
Macquarie Investments (UK) Ltd (United Kingdom)
Macquarie Leisure Development Limited
Macquarie Leisure Management Limited
Macquarie Management Company (ISF) 1 Limited (formerly Horizon Energy Investment Management Limited)
Macquarie Office Management Limited
Macquarie Property Advisors Korea Limited (Korea)
Macquarie Property Funds Limited (formerly Macquarie Community Partnerships Funds Management Limited)
Macquarie Property Investments Management 2 Limited
Macquarie Securities (Australia) Limited
Macquarie Securitisation Limited
Macquarie Specialised Asset Management 2 Limited
Macquarie Specialised Asset Management Limited
Real Estate Capital Investments Limited (formerly Macquarie Property Investment Management 3 Limited)
Regional Media Trust

Note: All entities are incorporated in Australia unless otherwise stated.

Overseas controlled entities carry on business predominantly in their place of incorporation.
Beneficial interest in all entities is 100%, unless otherwise stated.
All entities have a 31 March reporting date, unless otherwise stated.

* With the exception of the entities so marked, all private companies with affix "Pty Limited" qualify as small companies and as such are not required to prepare an audited financial report.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 23. Deferred income tax assets/(liabilities)				
The balance comprises temporary differences attributable to:				
Provisions and accrued expenses	**569**	382	**440**	359
Tax losses	**25**	54	**–**	–
Fixed assets	**21**	20	**21**	18
Investments in associates	**(39)**	(10)	**–**	–
Financial instruments	**(336)**	(243)	**(229)**	(189)
Total deferred income tax assets	**240**	203	**232**	188
Available for sale financial assets	**(63)**	–	**(29)**	–
Investments in associates	**(94)**	(147)	**(94)**	(94)
Other liabilities	**–**	(42)	**(6)**	(42)
Total deferred income tax liabilities	**(157)**	(189)	**(129)**	(136)
Net deferred income tax assets	**83**	14	**103**	52

A potential tax asset of approximately $32 million (2005: $25 million) attributable to tax losses carried forward by a controlled entity has not been brought to account in the controlled entity and in the economic entity as the Directors do not believe the realisation of the tax assets is probable.

The economic entity's Australian tax liabilities are determined pursuant to tax consolidation legislation. All eligible Australian resident wholly-owned controlled entities of the Bank represent a Tax Consolidated Group. Under the terms and conditions of a tax contribution agreement, the Bank, as the head entity of the tax consolidated group, will charge or reimburse its wholly-owned subsidiaries for current tax liabilities or assets it incurs in connection with their activities. As a consequence, the Bank has recognised the current tax balances of its wholly-owned subsidiaries as if those were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax contribution agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. The principles of the balance sheet method of tax effect accounting have been adopted whereby the income tax expense for the financial year is the tax payable on the current period's taxable income adjusted for changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses. The tax assets relating to deductible temporary differences and tax losses are not carried forward as an asset unless the benefit is probable of realisation.

The tax assets have been applied against deferred tax liabilities to the extent that they are expected to be realised in the same period, within the same tax paying entity.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 24. Assets and disposal groups classified as held for sale				
Associates	**586**	334	**18**	294
Total associates	**586**	334	**18**	294
Assets of disposal groups held for sale				
AHA Holdings Limited	**469**	–	–	–
Vancouver Health Holdings Limited	**142**	–	–	–
Macquarie SC Investments Inc.	**400**	–	–	–
Macquarie Small Cap Roads Holdings, LLC	**195**	–	–	–
Steam Packet Group	**597**	–	–	–
Total disposal groups held for sale*	**1,803**	–	–	–
Total assets and disposal groups classified as held for sale	**2,389**	334	**18**	294

* Included within this balance are assets with a carrying value of $823 million provided as security over payables to other financial institutions.

(a) Summarised information of associates classified as held for sale is as follows:

Name of entity	Country of Incorporation	Reporting Date	Participating interest 2006 %	Participating interest 2005 %	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
TMO Parent LLC trading as Icon Parking[d]*	USA	31 December	**53%**	–	**174**	–	–	–
Macquarie Industrial Investments Norway AS[g]	Norway	31 December	**21%**	–	**110**	–	–	–
Creative Broadcast Services Limited[b]	United Kingdom	30 June	**35%**	–	**97**	–	–	–
AM Office Unit Trust[a]*	United Kingdom	30 June	**85%**	–	**85**	–	–	–
Global Retirement Trust[e]	Australia	30 June	**50%**	–	**58**	–	–	–
CJ CableNet Yangchon Broadcasting Co. Limited[b]**	Korea	31 December	**6%**	–	**36**	–	–	–
Macquarie Direct Property Fund[a]**	Australia	30 June	**19%**	–	**25**	–	**18**	–
Macquarie Global Infrastructure Trust II[c]	Australia	30 June	**1%**	–	**1**	–	–	–
Macquarie UK Broadcast Holdings[b]	United Kingdom	30 June	–	13%	–	106	–	106
Macquarie UK Broadcast Services Plc[b]	United Kingdom	30 June	–	13%	–	102	–	102
Macquarie Airports (Brussels) S.A.[c]	Luxembourg	31 December	–	5%	–	86	–	86
Macquarie Renewables Limited[f]	Bermuda	31 December	–	50%	–	40	–	–
Total associates classified as held for sale					**586**	334	**18**	294

All associates classified as held for sale are unlisted companies.

Participation interest is equivalent to ownership interest unless otherwise stated.

* Voting rights for this investment are not proportional to the ownership interest. The economic entity has joint control because neither the economic entity nor its fellow investors have control in their own right.

** The economic entity has significant influence due to its fiduciary relationship as manager of these entities.

[a] Property Development/Management Entity
[b] Media, Television and Internet Investments
[c] Infrastructure
[d] Retail Parking Stations
[e] Retirement Homes
[f] Energy
[g] Other

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 24. Assets and disposal groups classified as held for sale continued				
(b) Share of associates' expenditure commitments, other than for the supply of inventories, is as follows:				
Capital commitments	**8**	40	**–**	–
Lease commitments	**10**	–	**–**	–
(c) Contingent liabilities of associates are as follows:				
Share incurred jointly with other investors	**–**	–	**–**	–
For which the economic entity is severally liable	**–**	–	**–**	–
(d) Aggregated financial information of interests in associates are as follows:				
Economic entity's share of:				
Assets	**2,059**	429	**–**	–
Liabilities	**1,491**	271	**–**	–
Revenues	**351**	39	**–**	–
Profit/(loss)	**–**	–	**–**	–
Liabilities of disposal groups classified as held for sale				
AHA Holdings Limited	**473**	–	**–**	–
Vancouver Health Holdings Limited	**142**	–	**–**	–
Macquarie SC Investments Inc.	**201**	–	**–**	–
Macquarie Small Cap Roads Holdings, LLC	**97**	–	**–**	–
Steam Packet Group	**514**	–	**–**	–
Total liabilities of disposal groups classified as held for sale	**1,427**	–	**–**	–

All of the above investments are expected to be disposed of by way of sale to a Macquarie Fund, trade sale or sale to other investors within twelve months of being classified as held for sale.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 25. Due to banks				
OECD banks	**1,537**	1,086	**703**	571
OECD Central Banks	**373**	266	**373**	266
Clearing houses	**67**	5	**67**	4
Clearing banks	**40**	55	**40**	55
Other	**101**	136	**34**	–
Total due to banks	**2,118**	1,548	**1,217**	896

Amounts due to clearing houses are settled on the next business day.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 26. Cash collateral on securities lent and repurchase agreements				
Central banks	**1,039**	340	**1,039**	340
Other financial institutions	**2,328**	543	**2,328**	543
Other	**3,628**	1,100	**3,628**	1,011
Total cash collateral on securities lent and repurchase agreements	**6,995**	1,983	**6,995**	1,894
Note 27. Trading portfolio liabilities				
Listed equity securities	**4,435**	3,228	**4,431**	3,176
Commonwealth government securities	**4,867**	4,214	**4,867**	4,214
Other government securities	**685**	169	**685**	169
Corporate securities	**70**	70	**70**	70
Total trading portfolio liabilities	**10,057**	7,681	**10,053**	7,629
Note 28. Notes payable and debt issued at amortised cost				
Notes payable*		28,161		13,270
Debt issued at amortised cost*	**39,022**		**20,567**	
Total notes payable and debt issued at amortised cost	**39,022**	28,161	**20,567**	13,270

* Included within this balance are amounts payable to mortgage special purpose entities' noteholders of $16,469 million (2005: $14,838 million).

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 29. Other financial liabilities at fair value through profit and loss				
Debt issued at fair value	**5,481**		**5,058**	
Total other financial liabilities at fair value through profit and loss	**5,481**		**5,058**	
Reconciliation of notes payable, debt issued at amortised cost and other financial liabilities at fair value through profit and loss by major currency:				
United States dollars	**8,205**	7,326	**8,211**	3,126
Australian dollars	**23,784**	14,373	**5,065**	3,682
Hong Kong dollars	**1,435**	889	**1,270**	889
Great British pounds	**3,844**	2,035	**3,844**	2,035
Japanese yen	**695**	529	**695**	529
Euro	**5,440**	2,844	**5,440**	2,844
Singapore dollars	**340**	86	**340**	86
Korean won	**387**	–	**387**	–
Other currencies	**373**	79	**373**	79
Total by currency	**44,503**	28,161	**25,625**	13,270

The Bank's primary program for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Program. Securities are issued for terms varying from one day to 30 years.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 30. Other liabilities				
Due to brokers and customers*	**4,000**	1,564	**174**	19
Creditors	**3,247**	1,266	**2,359**	785
Accrued charges and sundry provisions	**2,155**	1,671	**1,815**	1,490
Other	**151**	80	**69**	63
Total other liabilities	**9,553**	4,581	**4,417**	2,357

* Amounts due to brokers and customers are payable within three working days of the relevant trade date.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 31. Provisions				
Provision for annual leave	**57**	47	**39**	33
Provision for long service leave	**45**	38	**45**	37
Provision for dividend	**30**	34	**24**	28
Total provisions	**132**	119	**108**	98

Note 32. Loan capital

Subordinated debt

Agreements between the Bank and the lenders provide that, in the event of liquidation, entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank.

The dates upon which the Bank has committed to repay the subordinated debt to the lenders are as follows:

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Subordinated debt				
1 April 2005	**–**	24	**–**	24
18 February 2013	**227**	225	**227**	225
2 May 2013	**25**	25	**25**	25
20 June 2013	**340**	334	**340**	334
15 September 2014	**300**	300	**300**	300
18 September 2015	**489**	451	**488**	451
Total subordinated debt	**1,381**	1,359	**1,380**	1,359
Reconciliation of subordinated debt by major currency:				
Australian dollars	**552**	550	**552**	550
Euro	**340**	334	**340**	334
United States dollars	**489**	451	**488**	451
Japanese yen	**–**	24	**–**	24
Total subordinated debt by currency	**1,381**	1,359	**1,380**	1,359

In accordance with Australian Prudential Regulation Authority guidelines, the Bank includes the applicable portion of the principal sum as Tier 2 capital.

	Consolidated and Bank 2006	2005	Consolidated and Bank 2006	2005
		Number of shares	$m	$m
Note 33. Contributed equity				
Ordinary share capital				
Opening balance of fully paid ordinary shares	**223,683,592**	215,916,285	**1,600**	1,382
On-market purchase of shares pursuant to the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") and Non Executive Directors Share Acquisition Plan ("NEDSAP") at $60.61 (2005: $33.03) per share	**(160,196)**	(743,577)	**(10)**	(24)
Allocation of shares to employees pursuant to the MBSSAP and NEDSAP at $60.61 (2005: $33.03) per share	**160,196**	743,577	**10**	24
Issue of shares on exercise of options	**7,206,943**	6,387,052	**222**	166
Issue of shares pursuant to the Employee Share Plan at $68.30 (2005:$48.89) per share	**20,118**	24,300	**1**	1
Issue of shares on 2 July 2004 pursuant to the Dividend Reinvestment Plan ("DRP") at $33.46 per share	**–**	842,601	**–**	28
Issue of shares on 17 December 2004 pursuant to the DRP at $44.25 per share	**–**	513,354	**–**	23
Issue of shares on 1 July 2005 pursuant to the DRP at $51.27 per share	**1,133,173**	–	**58**	–
Issue of shares on 16 December 2005 pursuant to the DRP at $67.77 per share	**396,543**	–	**27**	–
Transfer from share based payments reserve for expensed options that have been exercised	**–**	–	**8**	–
Closing balance of fully paid ordinary shares	**232,440,369**	223,683,592	**1,916**	1,600

As at 31 March 2006, 31,235,034 (2005: 28,292,709) options granted to employees over unissued ordinary shares had not been exercised. For further information regarding the terms and conditions of the issue of options and shares to employees refer to note 38 – Employee equity participation.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Total Treasury Shares	**(2)**	(1)	**–**	–
Macquarie Income Securities				
4,000,000 Macquarie Income Securities of $100 each	**400**	400	**400**	400
Less: transaction costs for original placement	**(9)**	(9)	**(9)**	(9)
Total Macquarie Income Securities	**391**	391	**391**	391

The Macquarie Income Securities are classified as equity in accordance with AASB 132: Financial Instruments Disclosure and Presentation. Interest is paid quarterly at a floating rate of BBSW plus 1.7% p.a. Payment of interest to holders is subject to certain conditions, including the profitability of the Bank. They are a perpetual instrument with no conversion rights. They were listed for trading on the Australian Stock Exchange on 19 October 1999 and became redeemable (in whole or in part) at the Bank's discretion on 19 November 2004.

Convertible Debentures				
7,000 convertible debentures of £50,000 each	**–**	–	**884**	884
Total convertible debentures	**–**	–	**884**	884

As part of the issue of the Macquarie Income Preferred Securities (as detailed in note 34 – Reserves, retained earnings and outside equity interests), the London branch of the parent entity issued 7,000 reset subordinated convertible debentures, each with a face value of £50,000, to Macquarie Capital Funding L.P, a controlled entity. The convertible debentures, which eliminate on consolidation, currently pay a 6.177% semi-annual cumulative fixed rate distribution. The debentures mature on 15 April 2050, but may be redeemed, at the Bank's discretion, on 15 April 2020 or on any reset date thereafter. If redemption is not elected, then on 15 April 2020 and on each fifth anniversary thereafter, the debenture coupon will be reset to 2.35% above the then prevailing five year benchmark sterling gilt rate.

The distribution policies for these instruments are included in note 6 of this report.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 34. Reserves, retained earnings and minority interests				
Reserves				
Foreign currency translation reserve				
Opening balance	(1)	–	(38)	–
Currency translation differences arising during the financial year, net of hedge	5	(1)	(6)	(38)
Total foreign currency translation reserve	4	(1)	(44)	(38)
Available for sale reserve				
Opening balance	–		–	
Adjustment on adoption of AASB 132 and AASB 139, net of tax (refer note 52)	67		48	
Revaluation movement for the financial year, net of tax	116		76	
Transfer to profit on realisation	(32)		(31)	
Total available for sale reserve	151		93	
Share-based payments reserve				
Opening balance	39	10	39	10
Option expense for the financial year	53	29	37	17
Options issued to subsidiary employees	–	–	16	12
Transfer to share capital on exercise of expensed options	(8)	–	(8)	–
Employee benefit plan expense for the financial year	–	13	–	13
Vested treasury shares	–	(13)	–	(13)
Total share-based payments reserve	84	39	84	39
Cash flow hedging reserve				
Opening balance	–		–	
Adjustment on adoption of AASB 132 and AASB 139, net of tax (refer note 52)	4		13	
Revaluation movement for the financial year, net of tax	(2)		20	
Total cash flow hedging reserve	2		33	
Share of reserves of interests in associates and joint ventures using the equity method				
Opening balance	11	(1)	–	–
Share of reserves during the financial year	(1)	12	–	–
Transfer to profit on realisation	(1)	–	–	–
Total share of reserves of interests in associates and joint ventures using the equity method	9	11	–	–
Total reserves	250	49	166	1

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 34. Reserves, retained earnings and minority interests continued				
Retained earnings				
Balance at the beginning of the financial year	**1,523**	996	**950**	642
Adjustment on adoption of AASB 132 and AASB 139 (refer note 52)	**16**	–	**(14)**	–
Profit attributable to equity holders of Macquarie Bank Limited	**945**	841	**585**	621
Distributions paid or provided on Macquarie Income Securities	**(29)**	(29)	**–**	–
Distributions paid or provided on convertible debentures	**–**	–	**(51)**	(28)
Dividends paid on ordinary share capital	**(521)**	(285)	**(521)**	(285)
Total retained earnings	**1,934**	1,523	**949**	950
Minority interest				
Macquarie Income Preferred Securities*				
Proceeds on issue of Macquarie Income Preferred Securities	**894**	894	**–**	–
Issue costs	**(10)**	(10)	**–**	–
	884	884	**–**	–
Current year profit	**51**	28	**–**	–
Distribution provided on Macquarie Income Preferred Securities	**(51)**	(28)	**–**	–
Foreign currency translation reserve	**(43)**	(38)	**–**	–
Total Macquarie Income Preferred Securities	**841**	846	**–**	–
Other minority interests				
Ordinary share capital	**36**	9	**–**	–
Units in unit trusts	**–**	9	**–**	–
Accumulated losses	**(29)**	(1)	**–**	–
Total other minority interests	**7**	17	**–**	–
Total minority interest	**848**	863	**–**	–

* On 22 September 2004, Macquarie Capital Funding L.P., a member of the economic entity established to facilitate capital raising, issued £350 million of Tier 1 capital-eligible securities ("Macquarie Income Preferred Securities", "the Securities"). The Securities – guaranteed non-cumulative step-up perpetual preferred securities – currently pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The Securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon was paid on 15 April 2005.

The instruments are reflected in the economic entity's financial statements as a minority interest, with distribution entitlements being included with the minority interest share of profit after tax.

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 35. Notes to the cash flow statements				
Reconciliation of cash				
Cash at the end of the financial year as shown in the cash flow statements is reconciled to related items in the Balance Sheet as follows:				
Cash and balances with central banks	**5**	4	**5**	4
Due from other financial institutions				
– due from banks*	**6,390**	1,521	**4,575**	924
– trading securities**	**2,738**	3,625	**2,724**	3,319
Cash at the end of the financial year	**9,133**	5,150	**7,304**	4,247
Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities				
Profit from ordinary activities after income tax	**997**	870	**585**	621
Adjustments to profit from ordinary activities				
Amounts provided during the year	**61**	77	**46**	69
Depreciation	**60**	54	**39**	32
Dividends received from controlled entities	**–**	–	**–**	2
Share of net profits of associates and joint ventures	**(172)**	(17)	**–**	–
Dividends received from associates	**197**	60	**9**	1
Loss on sale of fixed assets	**–**	1	**–**	1
Share based payment expense	**53**	29	**53**	17
Write-down of investment in controlled entities to recoverable amount	**–**	–	**–**	–
Changes in assets and liabilities				
Decrease/(increase) in dividends receivable	**188**	(106)	**9**	(45)
(Increase)/decrease in fees and commissions receivable	**(80)**	(560)	**245**	(40)
Increase/(decrease) in fees and commissions payable	**(41)**	54	**(11)**	48
Increase/(decrease) in tax liabilities	**99**	50	**(193)**	78
(Increase)/decrease in tax assets	**(39)**	(15)	**(198)**	15
Increase/(decrease) in deferred tax liabilities	**(123)**	117	**90**	26
(Increase)/decrease in interest receivable	**(61)**	890	**(37)**	(44)
Increase/(decrease) in interest payable	**243**	(770)	**150**	48
Increase in employment provisions	**23**	11	**14**	4
(Increase)/decrease in loan assets granted	**(7,777)**	(6,463)	**(6,034)**	(2,845)
(Decrease)/increase in debtors, prepayments, accrued charges and creditors	**(419)**	(116)	**(713)**	(79)
(Increase)/decrease in financial instruments, foreign exchange and commodities	**(5,926)**	1,803	**(4,971)**	1,805
Increase/(decrease) in money market and other deposits	**18,382**	7,000	**14,350**	2,507
(Increase)/decrease in life investment contract receivables	**(47)**	13	**–**	–
Net cash flows from operating activities	**5,618**	2,982	**3,433**	2,221

* Includes cash at bank, due from clearing houses and overnight cash at bank as per note 1(xix).
** Includes certificates of deposit, bank bills and other short-term cash securities as per note 1(xix).

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 35. Notes to the cash flow statements continued				
Financing arrangements				
Total unused	**1,234**	1,365	**–**	–
Total overdraft facilities	**1,234**	1,365	**–**	–

Capital Meters Limited, a controlled entity of the bank incorporated in the United Kingdom, has a credit facility of £118 million (2005: £130 million). As at 31 March 2006 the entity had drawn down £29 million (2004: £11.6m) of the amount available.

Macquarie Equities (Asia) Limited, a controlled entity of the Bank incorporated in Hong Kong, has a HKD $200 million overdraft facility (2005: HKD 200 million). The facility may be drawn down at any time and is subject to annual review on 31 December of each year. As at 31 March 2006, the facility is undrawn (2005: undrawn).

Macquarie International Finance Limited, a controlled entity of the Bank incorporated in Australia, has credit facilities of $1.3 billion (2005: $1.1 billion). As at 31 March 2006 the entity had drawn down $387 million (2005: $107 million) of the amount available.

Miom Limited, a controlled entity of the bank incorporated in the United Kingdom, has a credit facility of £22 million (2005: £Nil). As at 31 March 2006 the facility is undrawn (2005: £Nil).

Smarte Carte Corporation, a controlled entity of the Bank incorporated in the United States of America, has a credit facility of USD$25 million (2005: $Nil). As at 31 March 2006, the facility is undrawn (2005: undrawn).

Note 36. Related party information

Ultimate parent

The ultimate Australian parent entity of the Group is Macquarie Bank Limited.

Controlled entities

Transactions between the Bank and its controlled entities principally arise from the provision of banking and other financial services, the granting of loans, acceptance of funds on deposit and provision of management, administration services, provision of guarantees and provision of licences to use the Macquarie brand name.

All transactions with controlled entities are in accordance with regulatory requirements, the majority of which are on commercial terms. All transactions undertaken during the financial year with controlled entities are eliminated in the consolidated financial report. Amounts due from and due to controlled entities, at balance sheet date, are shown in the balance sheet of the Bank.

Balances arising from lending and borrowing activities between the Bank and controlled entities are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised. Amounts due to and from controlled entities are separately included on the Bank's balance sheet.

The Bank has entered into a tax contribution agreement with its eligible Australian controlled subsidiaries. The terms and conditions of this agreement are set out in note 1 – Summary of significant accounting policies. The amount receivable by the Bank under the tax contribution agreement with the tax consolidated entities is $51 million (2005: $139 million). This balance is included in "Due from controlled entities" in the Bank's separate balance sheet.

The Bank has entered into derivative transactions with its controlled entities to hedge their operations. The balances of fair value of derivative financial instruments relating to transactions between the Bank and its controlled entities at 31 March 2006 are $39 million positive value and $104 million negative value.

During the year, the following transactions occurred with controlled entities:

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Interest income received/receivable	**–**	–	**356**	302
Interest expense paid/payable	**–**	–	**(172)**	(254)
Fee and commission income	**–**	–	**50**	60
Gains on sale of associates and joint ventures	**–**		**77**	119
Dividends and distributions received/receivable	**–**	–	**278**	638
Management fees, group service charges and cost recoveries	**–**	–	**364**	197

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m

Note 36. Related party information continued

The following balances with controlled entities were outstanding at the year-end:

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Amounts receivable	**–**	–	**10,241**	6,667
Amounts payable	**–**	–	**(5,275)**	(3,976)

Associates and joint ventures

Transactions between the economic entity and its associates and joint ventures principally arise from the provision of corporate advisory services, the granting of loans, derivative transactions and the provision of management services. All transactions undertaken with associates and joint ventures are eliminated where they are unrealised, to the extent of ownership interests held by the bank and its controlled entities, in the consolidated profit and loss.

During the year, the following transactions occurred with associates and joint ventures:

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Interest income received/receivable	**55**	35	**41**	17
Interest expense paid/payable	**(17)**	(8)	**(1)**	–
Fee and commission income*	**1,229**	1,021	**242**	129
Other income	**6**	8	**3**	2
Gains on sale of securities**	**143**	88	**45**	20
Dividends and distributions***	**197**	60	**35**	11

* Fee and commission income includes all fees charged to associates. Any eliminations of the unrealised component made when equity accounting is included within the share of profits/losses of these associates.

** Gains on sale of securities are shown net of elimination of unrealised profits/losses calculated by reference to the economic entity's ownership interest in the associate. These gains include profits arising from the transfer of equity securities under the terms of a total return swap (see below for details).

*** Dividends and distributions are shown as gross amounts. Under the equity accounting method these amounts are not taken as profit but as an adjustment to the interest in associate balance.

From time to time, derivative transactions are undertaken by associates with the economic entity under normal commercial terms. This includes the use of total return swaps to transfer the economic benefits of equity securities and interests in associates from the Bank to its associates. Under this arrangement the Bank retains legal title to the equity securities and receives the economic benefits of a portfolio of debt securities in return.

The total value of equity securities transferred to associates under the terms of a total return swap as described above are as follows:

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Equity securities and interests in associates	**439**	–	**–**	–

Balances arising from lending and borrowing activities between the Bank and its controlled entities and associates and joint ventures are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised.

The following balances with associates and joint ventures were outstanding at the year-end (excludes amounts forming part of interest in associates disclosed in note 20):

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Amounts receivable	**1,496**	706	**1,132**	465
Amounts payable	**(264)**	(213)	**(132)**	(16)

Note 37. Key management personnel disclosure

Key management personnel

The following persons were voting directors of Macquarie Bank Limited during the financial years ended 31 March 2006 and 31 March 2005, unless otherwise indicated:

Executive Directors:

D.S. Clarke, AO*	Executive Chairman
A.E. Moss, AO*	Managing Director and Chief Executive Officer
M.R.G. Johnson*	Deputy Chairman
L.G. Cox, AO	

Independent Non-Executive Directors:**

J.G. Allpass
P.M. Kirby
C.B. Livingstone
B.R. Martin
H.K. McCann, AM
J.R. Niland, AC
H.M. Nugent, AO

In addition to the Executive Directors listed above, the following persons also had authority and responsibility for planning, directing and controlling the activities of the Bank and its controlled entities during the past two financial years ended 31 March 2006 and 31 March 2005, unless otherwise indicated:

Executives:

J.K. Burke*	Group Head, Equity Markets Group (appointed 1 October 2005)
M. Carapiet*	Joint Head, Corporate Finance, Investment Banking Group (appointed 3 March 2005)
A.J. Downe*	Group Head, Treasury and Commodities Group
P.J. Maher*	Group Head, Financial Services Group
N.R. Minogue*	Group Head, Risk Management Division
N.W. Moore*	Group Head, Investment Banking Group
W.J. Moss, AM*	Group Head, Banking and Property Group
W.R. Sheppard*	Deputy Managing Director
G.C. Ward*	Group Head, Corporate Affairs Group and Chief Financial Officer (appointed 3 March 2005)
O. Weiss	Former Group Head, Equity Markets Group (retired as Group Head on 30 September 2005, retired from the Executive Committee on 4 October 2005 and ceased employment with the Bank on 31 March 2006)

* Current members of the Bank's Executive Committee

** In accordance with the Bank's definition of independence (as set out in the Corporate Governance Statement contained in the 2006 Annual Review). Those Directors listed as Independent Directors have been independent throughout the financial year ended 31 March 2006.

It is important to note that the Bank's Independent Non-Executive Directors are specifically required to be categorised as Key Management Personnel for the purposes of the disclosures in section 6 of the remuneration report. However, the Independent Directors do not consider that they are part of 'management'.

The remuneration arrangements for all of the persons listed above as Executive Directors or Executives are described in section 4 of the remuneration report.

The remuneration arrangements for all of the persons listed above as Independent Non-Executive Directors are described in section 5 of the remuneration report.

Note 37. Key management personnel disclosure continued

Key management personnel remuneration

The following table details the aggregate remuneration for key management personnel. The Bank has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the Directors' Report. The relevant information can be found in section 6.2 of the remuneration report.

				Short-term employee benefits	Long-term employee benefits	Share based payment	
	Salary and fees (including superannuation) $	Performance related remuneration $	Other benefits $	Total short-term employee benefits $	Restricted profit share $	Options $	Total remuneration $
2006	**7,236,731**	**101,242,289**	**133,450**	**108,612,470**	**24,702,319**	**5,590,630**	**138,905,419**
2005	6,213,009	73,930,608	81,844	80,225,461	18,252,154	3,516,322	101,993,937

Option holdings of key management personnel and their related parties

The following tables set out details of options held during the year for the key management personnel including their related parties. The options are over fully paid unissued ordinary shares of the Bank. Further details in relation to the Option Plan are disclosed in note 38 – Employee equity participation.

For the year ended 31 March 2006

Name and position	Number of options held at 1 April 2005[(a)]	Options granted in the current financial year	Options exercised during the current financial year	Other changes[(b)]	Number of options held at 31 March 2006[(c)]	Number of options vested in the current financial year	Number of options vested at 31 March 2006[(c)]
Executive Directors							
D.S. Clarke	156,067	25,000	(47,133)	–	133,934	47,133	–
L.G. Cox	12,600	5,620	(2,500)	–	15,720	–	1,700
M.R.G. Johnson	109,100	16,000	–	(58,800)	66,300	29,400	–
A.E. Moss	498,400	180,000	–	(176,000)	502,400	94,266	104,532
Non-Executive Directors							
J.G. Allpass	4,200	–	(2,500)	–	1,700	–	1,700
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
B.R. Martin	4,200	–	–	(2,500)	1,700	–	1,700
H.K. McCann	4,200	–	(2,500)	–	1,700	–	1,700
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	3,783	–	(3,783)	–	–	–	–
Executives							
J.K. Burke[(d)]	242,000	–	–	–	242,000	–	85,666
M. Carapiet	234,834	121,810	(59,500)	–	297,144	59,500	–
A.J. Downe	296,667	50,000	–	(54,499)	292,168	79,833	76,000
P.J. Maher	130,002	25,000	(33,334)	–	121,668	23,334	30,000
N.R. Minogue	134,000	35,000	(20,000)	(16,666)	132,334	31,332	22,665
N.W. Moore	472,334	170,000	(207,999)	–	434,335	126,667	–
W.J. Moss	320,500	160,000	–	(182,999)	297,501	101,834	–
W.R. Sheppard	206,000	50,000	–	(95,000)	161,000	59,000	–
G.C. Ward	88,335	30,000	(16,666)	(6,668)	95,001	23,334	–
Former							
O. Weiss[(e)]	273,000	–	(115,666)	(43,334)	114,000	205,000	114,000

[(a)] Or date of appointment if later.
[(b)] Vested options sold under facility provided by an external party.
[(c)] Or date of retirement if earlier.
[(d)] Mr Burke was appointed Group Head, Equity Markets Group and became a member of the Executive Committee on 1 October 2005. Mr Burke has not been awarded any options from the date of appointment as Group Head until 31 March 2006.
[(e)] Mr Weiss retired from the Executive Committe on 4 October 2005. Upon retirement, the vesting of 114,000 of Mr Weiss's outstanding options was accelerated, as approved by the Board Remuneration Committee, while 43,334 options lapsed.

Note 37. Key management personnel disclosure continued
Option holdings of key management personnel and their related parties continued

For the year ended 31 March 2005

Name and position	Number of options held at 1 April 2004[a]	Options granted in the current financial year	Options exercised during the current financial year	Other changes[b]	Number of options held at 31 March 2005	Number of options vested in the current financial year	Number of options vested at 31 March 2005
Executive Directors							
D.S. Clarke	166,400	82,800	(93,133)	–	156,067	55,467	–
L.G. Cox	4,200	8,400	–	–	12,600	–	4,200
M.R.G. Johnson	88,200	20,900	–	–	109,100	29,400	29,400
A.E. Moss	357,800	165,600	–	(25,000)	498,400	110,934	186,266
Non-Executive Directors							
J.G. Allpass	4,200	–	–	–	4,200	–	4,200
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
B.R. Martin	4,200	–	–	–	4,200	–	4,200
H.K. McCann	4,200	–	–	–	4,200	–	4,200
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	3,783	–	–	–	3,783	–	3,783
Executives							
M. Carapiet[c]	234,834	–	–	–	234,834	–	–
A.J. Downe	250,336	85,000	–	(38,669)	296,667	64,000	50,666
P.J. Maher	170,000	40,000	–	(79,998)	130,002	46,666	40,000
N.R. Minogue	99,002	40,000	(5,002)	–	134,000	24,668	27,999
N.W. Moore	548,334	145,000	(221,000)	–	472,334	121,666	81,332
W.J. Moss	320,500	55,000	(15,000)	(40,000)	320,500	79,499	81,165
W.R. Sheppard	190,500	50,000	–	(34,500)	206,000	52,334	36,000
G.C. Ward[c]	88,335	–	–	–	88,335	–	–
O. Weiss	153,918	130,000	(10,918)	–	273,000	46,918	68,000

[a] Or date of appointment if later.

[b] Vested options sold under facility provided by an external party.

[c] Mr Carapiet and Mr Ward became members of the Executive Committee on 3 March 2005. Mr Carapiet and Mr Ward were not awarded any options from the date of appointment to the Executive Committee until 31 March 2005. No options were vested during this period.

Note 37. Key management personnel disclosure continued

Shareholding of key management personnel and their related parties

The following tables set out details of fully paid ordinary shares of the Bank held during the year by the key management personnel including their related parties.

For the year ended 31 March 2006

Name and position	Number of shares held at 1 April 2005[a]	Shares issued on exercise of options	Other changes[b]	Number of shares held at 31 March 2006[c]
Executive Directors				
D.S. Clarke	923,200	47,133	6,915	977,248
L.G. Cox	378,090	2,500	(112,478)	268,112
M.R.G. Johnson	493,803	–	(140,000)	353,803
A.E. Moss	404,436	–	(100)	404,336
Non-Executive Directors				
J.G. Allpass	13,595	2,500	468	16,563
P.M. Kirby	5,360	–	2,531	7,891
C.B. Livingstone	6,633	–	703	7,336
B.R. Martin	8,358	–	616	8,974
H.K. McCann	6,691	2,500	468	9,659
J.R. Niland	3,641	–	468	4,109
H.M. Nugent	14,630	3,783	699	19,112
Executives				
J.K. Burke[d]	18,000	–	–	18,000
M. Carapiet	286,276	59,500	29	345,805
A.J. Downe	66,287	–	248	66,535
P.J. Maher	13,427	33,334	58	46,819
N.R. Minogue	111,956	20,000	(21,145)	110,811
N.W. Moore	627,252	207,999	–	835,251
W.J. Moss	269,351	–	160	269,511
W.R. Sheppard	259,271	–	–	259,271
G.C. Ward	26,498	16,666	(29,877)	13,287
Former				
O. Weiss[e]	33,712	115,666	10,000	159,378

[a] Or date of appointment if later.

[b] Includes on-market acquisitions and disposals.

[c] Or date of retirement if earlier.

[d] Mr Burke was appointed Group Head, Equity Markets Group and became a member of the Executive Committee on 1 October 2005.

[e] Mr Weiss retired from the Executive Committee on 4 October 2005.

Note 37. Key management personnel disclosure continued
Shareholding of key management personnel and their related parties continued

For the year ended 31 March 2005

Name and position	Number of shares held at 1 April 2004[a]	Shares received from prior year remuneration[b]	Shares issued on exercise of options	Other changes[c]	Number of shares held at 31 March 2005
Executive Directors					
D.S. Clarke	795,932	34,121	93,133	14	923,200
L.G. Cox	378,090	–	–	–	378,090
M.R.G. Johnson	746,584	–	–	(252,781)	493,803
A.E. Moss	336,228	68,208	–	–	404,436
Non-Executive Directors					
J.G. Allpass	10,281	814	–	2,500	13,595
P.M. Kirby	1,811	3,549	–	–	5,360
C.B. Livingstone	5,902	692	–	39	6,633
B.R. Martin	7,018	1,340	–	–	8,358
H.K. McCann	5,877	814	–	–	6,691
J.R. Niland	1,435	1,206	–	1,000	3,641
H.M. Nugent	13,553	1,077	–	–	14,630
Executives					
M. Carapiet[d]	286,276	–	–	–	286,276
A.J. Downe	66,287	–	–	–	66,287
P.J. Maher	13,427	–	–	–	13,427
N.R. Minogue	122,232	–	5,002	(15,278)	111,956
N.W. Moore	377,491	–	221,000	28,761	627,252
W.J. Moss	254,351	–	15,000	–	269,351
W.R. Sheppard	335,661	–	–	(76,390)	259,271
G.C. Ward[d]	26,498	–	–	–	26,498
O. Weiss	122,794	–	10,918	(100,000)	33,712

[a] Or date of appointment if later.
[b] Represents shares purchased via the various Macquarie Bank share plans out of remuneration received in prior years.
[c] Includes on-market acquisitions and disposals.
[d] Mr Carapiet and Mr Ward became members of the Executive Committee on 3 March 2005.

Note 37. Key management personnel disclosure continued

Other equity instruments of key management personnel and their related parties

The following tables set out details of other equity instruments of the economic entity held during the year for the key management personnel, including their related parties. These equity instruments are Macquarie Bank Limited warrants issued by the Bank.

For the year ended 31 March 2006

Name and position	**Number of securities held at 1 April 2005**	**Other changes**	**Number of securities held at 31 March 2006**
Nil			

For the year ended 31 March 2005

Name and position	Number of securities held at 1 April 2004	Other changes	Number of securities held at 31 March 2005
Non-Executive Directors			
J.G. Allpass [(a)]	4,000	(4,000)	–

[(a)] Macquarie Bank Limited warrants

Certain key management personnel and their related parties hold interests in instalment and endowment warrants issued by the Bank, but over unrelated securities. These warrants are traded on the ASX and are issued under normal terms for customers and employees.

Note 37. Key management personnel disclosure continued

Loans to key management personnel and their related parties

Details of loans provided by the Bank to key management personnel and their related parties are disclosed in the following tables:

		Opening balance at 1 April $'000	Interest charged[a] $'000	Write-off $'000	Closing balance at 31 March $'000	Number in group 31 March
Total for key management personnel and their related parties	**2006**	**44,851**	**5,595**	**–**	**74,467**	**22**
	2005	52,895	3,853	–	44,851	20
Total for key management personnel	**2006**	**31,714**	**2,111**	**–**	**55,402**	**13**
	2005	40,420	2,735	–	31,714	11

Key management personnel including their related parties with loans above $100,000 at any time during the financial year:

Name and position	Balance at 1 April 2005 $'000	Interest charged[a] $'000	Write-off $'000	Balance at 31 March 2006[b] $'000	Highest in period $'000
Executive Directors					
D.S. Clarke	28,577	3,836	–	42,677	42,677
L.G. Cox	636	52	–	621	636
M.R.G. Johnson	2,870	91	–	220	2,870
Executives					
M. Carapiet	71	363	–	5,183	8,025
A.J. Downe	500	61	–	500	500
P.J. Maher	530	96	–	1,838	1,859
N.R. Minogue	4,592	382	–	5,054	5,641
N.W. Moore	–	49	–	6,848	6,848
W.J. Moss	5,674	472	–	6,275	6,620
W.R. Sheppard	100	11	–	100	100
G.C. Ward	801	86	–	739	1,002
Former					
O. Weiss[c]	500	96	–	4,412	4,412

[a] All loans provided by the Bank to directors and executives are made in the ordinary course of business on an arms-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

[b] Or date of retirement if earlier.

[c] Mr Weiss retired from the Executive Committee on 4 October 2005.

Certain loans are provided under zero cost collar and share appreciation facilities secured over Macquarie Bank shares under normal terms and conditions consistent with other customers and employees.

Note 37. Key management personnel disclosure continued

Loans to key management personnel and their related parties continued

Key management personnel including their related parties with loans above $100,000 at any time during the previous financial year:

Name and position	Balance at 1 April 2004[a] $'000	Interest charged[b] $'000	Write-off $'000	Balance at 31 March 2005 $'000	Highest in period $'000
Executive Directors					
D.S. Clarke	26,001	2,288	–	28,577	29,437
L.G. Cox	–	30	–	636	636
M.R.G. Johnson	11,365	444	–	2,870	16,743
Executives					
M. Carapiet[c]	86	3	–	71	71
A.J. Downe	1,600	72	–	500	1,600
P.J. Maher	530	55	–	530	530
N.R. Minogue	4,561	335	–	4,592	5,333
W.J. Moss	5,241	514	–	5,674	7,167
W.R. Sheppard	2,709	68	–	100	2,709
G.C. Ward[c]	802	7	–	801	925
O. Weiss	–	37	–	500	500

[a] Or date of appointment if later.

[b] All loans provided by the Bank to directors and executives are made in the ordinary course of business on an arms-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

[c] Mr Carapiet and Mr Ward became members of the Executive Committee on 3 March 2005.

Loans and other financial instrument transactions are made by the Bank in the ordinary course of business with related parties.

Other transactions and balances of key management personnel and their related parties

The following key management personnel have acquired Infrastructure Bonds and similar products from controlled entities within the Bank which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreements are subject to legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the Bank in respect of these transactions are the annual payments from the relevant key management personnel which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2006 $'000	Consolidated 2005 $'000
Total annual contributions from key management personnel and their related parties in respect of Infrastructure Bonds and similar products	**16,280**	14,567

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following key management personnel:

Executive Directors

D.S. Clarke, L.G. Cox, M.R.G. Johnson

Non-Executive Directors

P.M. Kirby

Executives

M. Carapiet, A.J. Downe, P.J. Maher, N.R. Minogue, N.W. Moore, W.J. Moss, W.R. Sheppard, G.C Ward, O. Weiss

Note 37. Key management personnel disclosure continued

Other transactions and balances of key management personnel and their related parties continued

The following key management personnel (including related parties) have entered a zero cost collar transaction with the Bank and other non-related entities in respect of fully paid ordinary Bank shares. This has the effect of acquiring cash-settled put options against movements in the Bank share price below current levels and disposing of the benefit of any share price movement above the nominated level.

		Transactions with the Bank	
Name and position	**Description**	**Number of shares 2006**	Number of shares 2005
Executive Directors			
D.S. Clarke*	Maturing June 2008	361,163	358,354
	Maturing June 2009	–	68,133
	Maturing August 2009	25,196	25,000
L.G. Cox	Matured August 2005	–	112,478
M.R.G. Johnson	Matured August 2005	–	100,000
	Maturing August 2006	60,000	–
	Maturing December 2006	69,383	–
Executives			
M. Carapiet	Maturing August 2006	160,666	–
A.J. Downe**	Matured August 2005	–	31,695
	Maturing August 2006	46,748	–
P.J. Maher	Maturing June 2006	4,039	4,039
N.R. Minogue	Matured August 2005	–	20,530
G.C. Ward	Matured August 2005	–	6,718
	Matured December 2005	–	15,118
	Maturing August 2006	8,333	–

* Mr Clarke also entered into a cash settled put option against 333,936 (2005: 216,439) fully paid ordinary Bank shares. In addition, Mr Clarke has an indirect interest in cash-settled put options that are exercisable against 213,517 (2005: 211,856) fully paid ordinary Bank shares.

** Mr Downe also entered into a cash-settled put option against 70,560 (2005: nil) fully paid ordinary Bank shares.

All other transactions with key management personnel (including their personally related parties) were conducted on an arm's-length basis in the ordinary course of business and under normal terms and conditions for customers and employees. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

Note 38. Employee equity participation

Option Plan

In November 1995, the Bank introduced an Employee Option Plan (the "Plan"), as a replacement for the Bank's now closed partly paid share scheme. Staff eligible to participate are those of Associate Director level and above and consultants to the economic entity. At 31 March 2006 there were 1,825 (2005: 1,536) participants in the Plan.

Options, currently for five years, over fully paid unissued ordinary shares in the Bank are granted to Bond Street Custodians Limited as nominee for the individual or the individual's controlled company or an entity approved under the Plan to hold options on trust for an individual.

The options are issued for no consideration and are granted at prevailing market prices. Prior to 21 November 2003, the exercise price of new options granted was generally based on the weighted average market price during the month prior to acceptance of employment for new employees or during the calendar month of June in respect of options granted as a result of annual promotions and compensation reviews. From 21 November 2003 until 25 November 2004, the exercise price of new options granted was generally based on the weighted average market price during the one week period prior to the date of grant of the options. From 26 November 2004, the exercise price of new options granted is generally based on the weighted average market price during the one week up to and including the date of grant of the options.

The following is a summary of options which have been granted pursuant to the Plan:

Latest date for exercise of options	Exercise price	Balance as at 31 March 2005	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2006
21 July 2005	$23.94	726,834	–	(726,834)	–	–
2 August 2005	$23.94	50,000	–	(50,000)	–	–
8 August 2005	$23.94	12,083	–	(12,083)	–	–
11 August 2005	$23.94	18,100	–	(18,100)	–	–
18 August 2005	$23.76	5,000	–	(5,000)	–	–
30 August 2005	$23.94	58,125	–	(58,125)	–	–
14 October 2005	$25.59	10,000	–	(10,000)	–	–
15 October 2005	$26.12	12,500	–	(12,500)	–	–
3 January 2006	$27.86	5,000	–	(5,000)	–	–
12 January 2006	$27.93	1,668	–	(1,668)	–	–
16 January 2006	$27.46	12,500	–	(12,500)	–	–
18 January 2006	$27.71	12,500	–	(12,500)	–	–
30 January 2006	$27.83	5,000	–	(5,000)	–	–
1 February 2006	$27.98	33,334	–	(33,334)	–	–
26 February 2006	$18.51	12,500	–	(12,500)	–	–
27 February 2006	$28.39	1,668	–	(1,668)	–	–
20 March 2006	$28.19	5,000	–	(5,000)	–	–
17 April 2006	$27.04	4,168	–	(4,168)	–	–
19 April 2006	$28.55	1,668	–	(1,668)	–	–
24 April 2006	$26.85	5,000	–	(5,000)	–	–
28 May 2006	$27.60	5,000	–	(5,000)	–	–
29 May 2006	$27.77	5,000	–	(5,000)	–	–
6 June 2006	$27.53	5,000	–	(2,000)	–	**3,000**
15 June 2006	$27.58	1,668	–	(1,668)	–	–
24 July 2006	$28.19	1,668	–	(1,250)	–	**418**
27 July 2006	$29.72	1,668	–	(1,668)	–	–
31 July 2006	$28.15	1,668	–	(1,668)	–	–
1 August 2006	$28.46	1,668	–	(1,668)	–	–
2 August 2006	$34.71	2,992,131	–	(2,064,942)	(6,668)	**920,521**
3 August 2006	$30.25	1,668	–	(1,668)	–	–
7 August 2006	$28.21	5,000	–	(5,000)	–	–
9 August 2006	$29.50	6,668	–	(1,668)	–	**5,000**
13 August 2006	$29.35	3,334	–	(3,334)	–	–
28 August 2006	$34.71	5,000	–	(3,332)	–	**1,668**
29 August 2006	$35.41	1,668	–	(1,668)	–	–
31 August 2006	$34.71	518,850	–	(274,346)	–	**244,504**
3 September 2006	$34.82	3,000	–	–	–	**3,000**
4 September 2006	$27.60	5,000	–	(1,200)	–	**3,800**
5 September 2006	$31.48	12,500	–	(12,500)	–	–
20 September 2006	$28.19	20,000	–	(4,693)	–	**15,307**
21 September 2006	$32.20	4,168	–	–	–	**4,168**
24 September 2006	$36.66	4,168	–	–	–	**4,168**

Latest date for exercise of options	Exercise price	Balance as at 31 March 2005	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2006
25 September 2006	$36.48	8,332	–	(8,332)	–	**–**
26 September 2006	$35.95	12,500	–	(8,332)	–	**4,168**
27 September 2006	$33.01	3,334	–	(1,334)	–	**2,000**
28 September 2006	$34.71	191,868	–	(180,200)	–	**11,668**
1 October 2006	$35.93	5,000	–	(3,332)	–	**1,668**
8 October 2006	$29.72	1,668	–	–	–	**1,668**
9 October 2006	$37.52	1,668	–	–	–	**1,668**
12 October 2006	$36.68	3,334	–	–	–	**3,334**
15 October 2006	$28.39	5,000	–	(5,000)	–	**–**
29 October 2006	$37.75	12,500	–	–	–	**12,500**
30 October 2006	$37.05	4,168	–	–	–	**4,168**
31 October 2006	$37.26	1,668	–	(1,668)	–	**–**
7 November 2006	$37.94	1,668	–	(1,668)	–	**–**
13 November 2006	$36.85	5,000	–	(3,332)	–	**1,668**
14 November 2006	$36.86	5,000	–	–	–	**5,000**
16 November 2006	$35.71	5,000	–	(5,000)	–	**–**
22 November 2006	$37.58	32,500	–	(591)	–	**31,909**
26 November 2006	$36.84	4,168	–	–	–	**4,168**
3 December 2006	$36.05	5,000	–	(3,332)	–	**1,668**
5 December 2006	$35.71	1,668	–	(1,668)	–	**–**
10 December 2006	$36.36	4,168	–	(3,000)	–	**1,168**
20 December 2006	$37.55	5,000	–	(1,700)	–	**3,300**
25 January 2007	$37.67	12,500	–	(12,500)	–	**–**
4 February 2007	$37.47	5,000	–	–	–	**5,000**
12 March 2007	$36.08	5,000	–	(3,332)	–	**1,668**
13 March 2007	$36.54	15,834	–	(2,724)	(610)	**12,500**
14 March 2007	$36.34	6,668	–	(1,832)	–	**4,836**
15 March 2007	$35.24	5,000	–	(5,000)	–	**–**
19 March 2007	$36.85	5,000	–	–	–	**5,000**
22 March 2007	$36.85	3,334	–	(1,666)	–	**1,668**
25 March 2007	$36.67	5,000	–	(1,500)	–	**3,500**
26 March 2007	$36.68	5,000	–	(3,332)	–	**1,668**
27 March 2007	$36.55	32,500	–	(32,500)	–	**–**
3 April 2007	$34.82	12,500	–	(8,332)	–	**4,168**
4 April 2007	$35.99	12,500	–	(8,332)	–	**4,168**
5 April 2007	$35.22	5,000	–	–	–	**5,000**
8 April 2007	$35.59	5,000	–	(3,332)	–	**1,668**
9 April 2007	$37.35	5,000	–	(3,332)	–	**1,668**
10 April 2007	$36.67	5,000	–	–	–	**5,000**
18 April 2007	$36.95	5,000	–	(1,666)	–	**3,334**
23 May 2007	$33.16	5,000	–	–	–	**5,000**
24 May 2007	$35.31	5,000	–	(3,332)	–	**1,668**
28 May 2007	$32.76	5,000	–	(3,332)	–	**1,668**
29 May 2007	$33.12	3,334	–	(1,666)	–	**1,668**
4 July 2007	$33.54	45,000	–	(29,998)	–	**15,002**
5 July 2007	$33.45	3,334	–	(1,666)	–	**1,668**
8 July 2007	$33.05	12,500	–	(4,000)	–	**8,500**
10 July 2007	$36.00	5,000	–	(3,332)	–	**1,668**
12 July 2007	$33.20	12,500	–	(8,332)	(4,168)	**–**
19 July 2007	$33.19	5,000	–	(3,332)	–	**1,668**
23 July 2007	$32.47	5,000	–	(3,332)	–	**1,668**
1 August 2007	$30.51	4,162,226	–	(1,359,650)	(26,635)	**2,775,941**
1 August 2007	$30.51	2,900	–	–	–	**2,900**
23 August 2007	$33.45	3,334	–	(1,666)	–	**1,668**
26 August 2007	$31.54	5,000	–	–	–	**5,000**
27 August 2007	$32.77	5,000	–	(3,332)	–	**1,668**
28 August 2007	$33.06	3,800	–	(2,132)	–	**1,668**
30 August 2007	$30.51	683,024	–	(297,207)	(1,536)	**384,281**
2 September 2007	$31.49	3,400	–	(1,700)	–	**1,700**
3 September 2007	$32.90	8,334	–	(4,166)	(4,168)	**–**
5 September 2007	$31.28	5,000	–	–	–	**5,000**
6 September 2007	$30.51	20,000	–	(9,999)	–	**10,001**

Latest date for exercise of options	Exercise price	Balance as at 31 March 2005	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2006
11 October 2007	$30.51	201,853	–	(99,469)	(1,802)	**100,582**
14 October 2007	$33.20	3,334	–	(1,666)	–	**1,668**
15 October 2007	$26.45	13,334	–	–	–	**13,334**
16 October 2007	$37.43	5,000	–	(5,000)	–	**–**
21 October 2007	$31.28	5,000	–	(3,332)	–	**1,668**
24 October 2007	$25.04	3,334	–	(1,666)	–	**1,668**
28 October 2007	$24.48	5,000	–	–	–	**5,000**
20 November 2007	$30.51	11,134	–	(4,099)	–	**7,035**
24 December 2007	$30.51	277,888	–	(77,864)	(5,135)	**194,889**
27 December 2007	$27.18	8,334	–	(4,166)	–	**4,168**
30 December 2007	$31.54	25,000	–	(8,332)	–	**16,668**
2 January 2008	$26.45	5,000	–	–	–	**5,000**
3 January 2008	$31.56	12,500	–	–	–	**12,500**
24 January 2008	$23.48	3,334	–	(1,666)	–	**1,668**
3 February 2008	$21.66	8,334	–	(4,166)	–	**4,168**
6 February 2008	$20.57	5,000	–	(1,666)	–	**3,334**
10 February 2008	$20.44	3,334	–	(1,666)	–	**1,668**
12 February 2008	$23.03	3,334	–	(1,666)	–	**1,668**
13 February 2008	$20.50	3,334	–	–	–	**3,334**
19 February 2008	$22.76	3,334	–	(1,666)	–	**1,668**
5 March 2008	$23.82	5,000	–	(1,666)	–	**3,334**
6 March 2008	$22.22	2,000	–	–	–	**2,000**
7 March 2008	$25.23	5,000	–	(1,666)	–	**3,334**
12 March 2008	$23.82	5,000	–	(3,203)	(1,797)	**–**
13 March 2008	$21.23	5,000	–	–	–	**5,000**
14 March 2008	$25.82	32,500	–	–	–	**32,500**
17 March 2008	$20.57	12,500	–	(4,166)	(8,334)	**–**
24 March 2008	$25.23	12,500	–	(4,166)	–	**8,334**
1 April 2008	$25.15	21,667	–	(10,833)	–	**10,834**
2 April 2008	$25.68	12,500	–	(4,166)	–	**8,334**
23 April 2008	$25.94	5,000	–	(1,666)	–	**3,334**
24 April 2008	$24.20	12,500	–	(4,166)	–	**8,334**
28 April 2008	$24.27	12,500	–	(4,166)	(8,334)	**–**
6 May 2008	$24.67	12,500	–	–	–	**12,500**
7 May 2008	$24.85	5,000	–	(1,666)	–	**3,334**
8 May 2008	$24.40	5,000	–	(1,666)	–	**3,334**
8 May 2008	$24.71	5,000	–	(1,666)	–	**3,334**
13 May 2008	$25.92	12,500	–	(4,166)	–	**8,334**
22 May 2008	$24.58	26,667	–	(750)	–	**25,917**
23 May 2008	$24.22	5,000	–	(1,666)	–	**3,334**
26 May 2008	$24.25	5,000	–	(1,666)	–	**3,334**
28 May 2008	$21.12	5,000	–	–	–	**5,000**
14 July 2008	$24.98	5,000	–	(1,666)	–	**3,334**
16 July 2008	$24.98	5,000	–	(1,666)	–	**3,334**
17 July 2008	$24.93	12,500	–	(4,166)	–	**8,334**
27 July 2008	$24.49	5,000	–	–	–	**5,000**
28 July 2008	$25.00	5,000	–	(1,666)	–	**3,334**
31 July 2008	$26.05	5,000	–	(1,666)	–	**3,334**
1 August 2008	$26.51	12,500	–	(4,166)	–	**8,334**
4 August 2008	$26.21	5,000	–	–	–	**5,000**
19 August 2008	$24.42	8,334	–	(4,166)	–	**4,168**
20 August 2008	$28.99	5,000	–	(1,666)	–	**3,334**
21 August 2008	$29.06	12,500	–	(4,166)	(8,334)	**–**
22 August 2008	$28.02	5,000	–	(5,000)	–	–
26 August 2008	$29.00	5,000	–	–	–	**5,000**
28 August 2008	$28.74	6,140,895	–	(1,216,509)	(94,054)	**4,830,332**
1 September 2008	$26.84	5,000	–	(1,666)	–	**3,334**
2 September 2008	$28.41	12,500	–	(4,166)	–	**8,334**
15 September 2008	$29.46	5,000	–	(1,666)	–	**3,334**
16 September 2008	$29.46	5,000	–	(1,666)	–	**3,334**
17 September 2008	$24.17	5,000	–	(3,332)	–	**1,668**
22 September 2008	$24.54	9,250	–	–	–	**9,250**

Latest date for exercise of options	Exercise price	Balance as at 31 March 2005	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2006
24 September 2008	$28.74	697,482	–	(104,412)	(6,627)	**586,443**
26 September 2008	$28.74	12,500	–	–	–	**12,500**
30 September 2008	$29.96	1,601	–	(1,601)	–	**–**
1 October 2008	$28.74	67,875	–	(33,006)	(1,458)	**33,411**
2 October 2008	$29.46	5,000	–	–	–	**5,000**
9 October 2008	$29.11	5,000	–	(1,666)	–	**3,334**
12 October 2008	$30.26	32,500	–	(10,833)	–	**21,667**
13 October 2008	$28.64	12,500	–	(4,166)	–	**8,334**
20 October 2008	$24.28	12,500	–	–	–	**12,500**
21 October 2008	$32.82	5,000	–	(1,666)	–	**3,334**
22 October 2008	$31.39	5,000	–	(1,666)	–	**3,334**
23 October 2008	$29.91	5,000	–	–	–	**5,000**
24 October 2008	$22.22	5,000	–	–	–	**5,000**
30 October 2008	$28.74	26,000	–	(1,000)	–	**25,000**
31 October 2008	$31.18	5,000	–	–	–	**5,000**
3 November 2008	$29.78	5,000	–	(1,666)	–	**3,334**
4 November 2008	$29.72	12,500	–	–	–	**12,500**
5 November 2008	$29.00	12,500	–	–	–	**12,500**
6 November 2008	$34.49	5,000	–	–	–	**5,000**
7 November 2008	$31.74	5,000	–	(1,666)	–	**3,334**
9 November 2008	$34.49	12,500	–	(4,166)	–	**8,334**
14 November 2008	$34.44	12,500	–	–	–	**12,500**
17 November 2008	$34.72	12,500	–	(4,166)	–	**8,334**
18 November 2008	$34.40	5,000	–	–	–	**5,000**
20 November 2008	$31.31	12,500	–	–	–	**12,500**
21 November 2008	$33.99	5,000	–	–	–	**5,000**
3 December 2008	$24.53	5,000	–	(3,332)	–	**1,668**
5 December 2008	$35.49	5,000	–	(5,000)	–	**–**
10 December 2008	$34.91	12,500	–	(4,166)	(8,334)	**–**
11 December 2008	$21.66	5,000	–	(3,332)	–	**1,668**
12 December 2008	$34.60	5,000	–	(1,666)	–	**3,334**
16 December 2008	$28.74	3,000	–	(1,000)	–	**2,000**
22 December 2008	$24.85	5,000	–	–	(280)	**4,720**
23 December 2008	$28.74	4,300	–	–	–	**4,300**
8 January 2009	$34.78	12,500	–	–	–	**12,500**
8 January 2009	$34.78	12,500	–	–	–	**12,500**
22 January 2009	$33.95	12,500	–	(4,166)	–	**8,334**
2 February 2009	$28.96	12,500	–	(4,166)	–	**8,334**
9 February 2009	$33.45	10,000	–	–	–	**10,000**
9 February 2009	$33.45	10,000	–	–	–	**10,000**
9 February 2009	$33.45	22,500	–	(1,666)	–	**20,834**
9 February 2009	$32.48	5,000	–	–	–	**5,000**
8 March 2009	$33.76	35,000	–	(1,666)	–	**33,334**
8 March 2009	$24.62	5,000	–	(1,600)	–	**3,400**
9 March 2009	$24.58	5,000	–	(1,666)	–	**3,334**
22 March 2009	$34.67	17,500	–	–	–	**17,500**
8 April 2009	$36.71	52,500	–	–	–	**52,500**
22 April 2009	$35.54	27,500	–	–	–	**27,500**
10 May 2009	$34.66	35,000	–	–	–	**35,000**
24 May 2009	$33.00	72,500	–	–	(5,000)	**67,500**
8 June 2009	$33.84	17,500	–	–	–	**17,500**
22 June 2009	$34.27	37,500	–	–	(5,000)	**32,500**
8 July 2009	$33.58	57,500	–	–	(5,000)	**52,500**
22 July 2009	$33.11	1,733,600	–	(664)	(8,636)	**1,724,300**
9 August 2009	$32.75	3,162,546	–	(298)	(75,402)	**3,086,846**
23 August 2009	$32.26	2,450,000	–	(6,666)	(66,000)	**2,377,334**
23 August 2009	$30.67	5,000	–	–	–	**5,000**
23 August 2009	$32.26	–	5,000	–	–	**5,000**
8 September 2009	$34.60	792,350	–	(14,842)	(44,422)	**733,086**
22 September 2009	$35.28	220,200	–	–	(7,200)	**213,000**
22 September 2009	$35.28	–	5,000	–	–	**5,000**

Latest date for exercise of options	Exercise price	Balance as at 31 March 2005	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2006
8 October 2009	$36.99	217,650	–	–	(17,900)	**199,750**
22 October 2009	$39.64	112,800	–	–	(10,000)	**102,800**
8 November 2009	$40.81	88,350	–	–	(10,000)	**78,350**
8 November 2009	$32.75	94,200	–	–	–	**94,200**
8 November 2009	$33.11	25,000	–	–	–	**25,000**
22 November 2009	$41.72	54,850	–	–	(1,700)	**53,150**
22 November 2009	$32.75	127,600	–	–	–	**127,600**
8 December 2009	$44.88	76,400	–	–	(8,000)	**68,400**
8 December 2009	$34.60	7,000	–	–	–	**7,000**
8 December 2009	$32.75	30,000	–	(2,051)	(7,949)	**20,000**
8 December 2009	$44.94	–	5,000	–	–	**5,000**
22 December 2009	$45.15	40,000	–	–	–	**40,000**
10 January 2010	$46.97	5,000	–	–	–	**5,000**
10 January 2010	$46.97	32,500	–	–	(5,000)	**27,500**
10 January 2010	$47.28	35,000	–	–	(12,500)	**22,500**
10 January 2010	$32.26	–	12,500	–	–	**12,500**
24 January 2010	$48.68	27,500	–	–	–	**27,500**
24 January 2010	$48.61	5,000	–	–	(1,000)	**4,000**
8 February 2010	$49.31	68,000	–	–	(8,000)	**60,000**
8 February 2010	$49.47	32,500	–	–	(5,000)	**27,500**
22 February 2010	$49.16	82,500	–	–	–	**82,500**
8 March 2010	$49.51	45,000	–	–	–	**45,000**
22 March 2010	$49.57	35,000	–	–	–	**35,000**
8 April 2010	$47.82	–	95,000	–	–	**95,000**
8 April 2010	$49.31	–	32,500	–	–	**32,500**
22 April 2010	$45.14	–	85,000	–	–	**85,000**
9 May 2010	$45.89	–	43,000	–	(3,000)	**40,000**
23 May 2010	$49.18	–	37,500	–	–	**37,500**
23 May 2010	$47.82	–	12,500	–	–	**12,500**
8 June 2010	$54.24	–	75,000	–	(12,500)	**62,500**
22 June 2010	$58.02	–	40,000	–	(5,000)	**35,000**
22 June 2010	$49.18	–	12,500	–	–	**12,500**
8 July 2010	$60.41	–	100,500	–	–	**100,500**
22 July 2010	$63.42	–	37,500	–	–	**37,500**
1 August 2010	$63.34	–	9,090,618	(153)	(92,107)	**8,998,358**
8 August 2010	$62.13	–	32,500	–	–	**32,500**
8 August 2010	$63.34	–	40,680	–	–	**40,680**
22 August 2010	$63.33	–	77,500	–	–	**77,500**
8 September 2010	$65.72	–	125,000	–	(5,000)	**120,000**
8 September 2010	$63.34	–	10,060	–	–	**10,060**
22 September 2010	$67.85	–	35,500	–	–	**35,500**
22 September 2010	$63.34	–	680	–	–	**680**
10 October 2010	$63.34	–	20,820	–	–	**20,820**
10 October 2010	$70.56	–	78,500	–	–	**78,500**
24 October 2010	$64.16	–	52,000	–	–	**52,000**
8 November 2010	$66.92	–	73,000	–	–	**73,000**
22 November 2010	$70.60	–	73,500	–	(8,000)	**65,500**
8 December 2010	$68.24	–	73,500	–	–	**73,500**
22 December 2010	$68.36	–	29,000	–	–	**29,000**
9 January 2011	$67.85	–	32,500	–	–	**32,500**
23 January 2011	$70.47	–	76,000	–	–	**76,000**
8 February 2011	$63.09	–	119,000	–	–	**119,000**
22 February 2011	$61.33	–	36,000	–	–	**36,000**
8 March 2011	$60.35	–	61,000	–	–	**61,000**
22 March 2011	$61.91	–	31,000	–	–	**31,000**
Total options on issue		**28,292,709**	**10,766,858**	**(7,206,943)**	**(617,590)**	**31,235,034**

Note 38. Employee equity participation continued
Option Plan continued

During the financial year, 7,206,943 ordinary shares were issued following the exercise of 7,206,943 options, as shown in the table above. The amount paid on exercise of those options is also disclosed in the table above. No amounts remain unpaid on any of these shares.

Since 31 March 2006, an additional 237,400 options have been issued, no options have been exercised and 78,294 options have lapsed.

The market value of shares issued during the year as a result of the exercise of these options was $448 million (2005: $250 million).

The market value of shares which would be issued from the exercise of the outstanding options at 31 March 2006 is $2,020 million (2005: $1,359 million). No unissued shares, other than those referred to above, are under option as at the date of this report.

Options granted since the 1997 annual promotion and compensation reviews vest as to one third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on 1 July two, three and four years after the allocation of the options. Subject to staff trading rules, options can be exercised after the vesting period at any time up to expiry. In individual cases, such as where an employee leaves with the Bank's agreement towards the end of a vesting period, the Bank's Executive Committee has the power to waive the remainder of any vesting period and allow exercise of some or all of the relevant options.

In respect of each tranche of vested options granted to Executive Directors of the Bank after the 1997 Annual General Meeting until the 2002 promotion and compensation review grants:

- one third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 55th percentile of the corresponding figures for all companies in the then ASX All Industrials Index;
- another third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then ASX All Industrials Index; and;
- the final third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 75th percentile of the corresponding figures for all companies in the then ASX All Industrials Index, with the conditions to be examined quarterly from vesting until expiry of the options. Options which have vested but are not able to be exercised at a particular examination date, will be exercisable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

Following cessation of publication of the ASX All Industrials Index in mid-2002, the Board exercised its authority to resolve that whether the exercise conditions are met from that point on is to be determined by having regard to the actual performance of the Bank by using the formula set out in the exercise conditions but with the words "All Ordinaries Index excluding companies in the GICS Level 2 'Energy' and GICS Level 3 'Metals and Mining' classifications" replacing "ASX All Industrials Index"; and using "Return on Ordinary Equity" instead of "Return on Equity".

In respect of options granted from mid-2002 to 25 November 2004, in respect of each tranche of vested options granted to members of the Bank's Executive Committee, Executive Voting Directors and other Executive Directors of the Bank, options are only exercisable if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index, with the conditions examined quarterly from vesting until expiry.

For options granted from 26 November 2004 onwards, in respect of each tranche of vested options granted to members of the Bank's Executive Committee, Executive Voting Directors and other Executive Directors of the Bank, options are only exercisable if the Bank's average annual return on ordinary equity for the three previous financial years is above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index, with the conditions examined quarterly from vesting until expiry.

For future options to be granted to members of the Bank's Executive Committee, Executive Voting Directors and other Executive Directors of the Bank where the invitation to apply for the options is sent to the Executive after 30 June 2006, in respect of each tranche of vested options, options will only be exercisable if the Bank's average annual return on ordinary equity for the three previous financial years is above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 100 Index, with the conditions to be examined only upon vesting.

The Plan Rules provide that the total number of options which can be on issue at any one time is limited such that the number of shares resulting from exercise of all unexercised options does not exceed 20% of the number of the Bank's then issued ordinary shares plus the number of shares which the Bank would have to issue if all rights to require the Bank to issue shares, which the Bank has then granted (including options) were then enforced or exercised to the greatest extent permitted. The Board has a second limitation on the number of options being effectively the same calculation as in the Plan Rules except that any exercised options granted less than five years ago, where the Executive is still with the Bank, will be treated as still being unexercised.

Fully paid ordinary shares issued on the exercise of options rank pari passu with all other fully paid ordinary shares then on issue.

On 25 May 2000, the Board approved amendments to the Plan Rules referred to as the Deferred Exercise Share Option Plan ("DESOP"). Shares resulting from the exercise of options since then have been placed under the DESOP, unless option holders request otherwise. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Bank or any associated entity, then such a request will be granted.

Shares acquired under DESOP cannot be sold, transferred or disposed of for a period of six months from the date that the shares are transferred into a participating employee's name and are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to affairs of the Bank or a related entity or if they carry out or fail to carry out an act which brings the Bank or an associated entity into disrepute.

Shares held in the DESOP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related company;
- upon request from the employee (after the expiration of the non-disposal period); and;
- ten years from the date that the options were originally granted.

Options carry no dividend or voting rights but have standard adjustment clauses for bonus and rights issues and reconstructions.

Employee Share Plan

Following shareholder approval at the 1997 Annual General Meeting, the Bank introduced the Macquarie Bank Employee Share Plan ("ESP") whereby each financial year eligible employees are offered up to $1,000 worth of fully paid ordinary Bank shares for no cash payment. The Bank's staff profit sharing pools and, for certain staff, future commissions are adjusted downwards by the aggregate market value of the shares issued under the ESP.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Bank or a subsidiary of the Bank. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which the Bank's shares are traded on Australian Stock Exchange Limited on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

The employees who are eligible for an offer are those permanent employees who have been continuously employed by the Bank or a subsidiary of the Bank since 1 April of the relevant year, are still employed by the Bank or a subsidiary of the Bank on the relevant allotment date and are Australian residents on both the closing date of an offer and on the relevant allotment date. Persons who are ineligible include all non-permanent staff, staff seconded to the Bank from external companies, staff on leave without pay, staff who have been given notice of dismissal from employment by the Bank or subsidiary of the Bank or who have tendered their resignation to avoid such a dismissal (even if they would, but for this requirement, be eligible to acquire shares) and any staff member that a Group Head believes should be ineligible based on poor performance.

The latest offer under the ESP was made during December 2005. A total of 1,437 (2005: 1,215) staff participated in this offer. On 13 January 2006, the participants were each issued with 14 (2005: 20) fully paid ordinary shares based on the offer amount of $1,000 and the then calculated average market share price of $68.30 (2005: $48.89), a total of 20,118 (2005: 24,300) shares were issued. The shares were issued for no cash consideration.

Staff Share Acquisition Plan

Following shareholder approval at the 1999 Annual General Meeting, the Bank introduced the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") whereby each financial year Australian based eligible employees are given the opportunity to nominate an amount of their pre-tax available profit share or future commission to purchase fully paid ordinary Bank shares ("shares"). The total number of shares purchased under the MBSSAP is limited in any financial year to three percent of the Bank's shares as at the beginning of that financial year.

Shares are acquired at prevailing market prices. Any applicable brokerage, workers' compensation premiums and payroll tax are to the employee's account.

Shares acquired under the MBSSAP cannot be sold, transferred or disposed of for a period of six months from the date that the shares are transferred into a participating employee's name except in special circumstances if the employee resigns. The shares held in the MBSSAP are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Bank or a related company or if they carry out an act or fail to do an act which brings the Bank or a related company into disrepute.

Shares held in the MBSSAP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related entity;
- upon request by the employee (after the expiration of the non-disposal period); and
- ten years from the date that the shares are registered in an employee's name.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

Eligible employees are Australian-based permanent full-time or part-time employees of the Bank or a related company who either receive available profit share in the relevant year of at least $1,000 in total or allocate at least $1,000 in available commission towards the MBSSAP.

The Macquarie Bank Executive Director Share Acquisition Plan ("MBEDSAP") is a sub plan of the MBSSAP which was created in 2003 and was open to eligible Executive Directors. The disposal and forfeiture restrictions in the MBEDSAP differ to those in the MBSSAP. No further offers under the MBEDSAP are currently proposed.

Offers under the MBSSAP were made during May 2005. A total of 368 (2005: 317) staff participated in the MBSSAP. In July and December 2005, a total of 154,243 (2005: 734,085) shares were acquired on-market. Included in the above are nil (2005:22) staff that participated in the MBEDSAP, and a total of nil (2005: 239,843) shares that were acquired on-market under MBEDSAP.

Non-Executive Director Share Acquisition Plan

Following shareholder approval at the 1999 Annual General Meeting, the Bank also introduced the Macquarie Bank Non-Executive Director Share Acquisition Plan ("NEDSAP") whereby each financial year Australian based Non-Executive Directors ("NEDs") of the Macquarie Bank Group of companies are given the opportunity to contribute some or all of their future pre-tax remuneration from the Macquarie Bank Group to acquire Macquarie Bank Limited shares ("shares"). NEDs may subsequently apply to reduce their previous allocations provided that the relevant buying period has not commenced. If NEDs wish to participate there is a minimum contribution of $1,000 of NED remuneration per buying period to go towards the NEDSAP.

Shares are acquired at prevailing market prices. Brokerage fees are charged to the NED's account.

Shares acquired under the NEDSAP cannot be sold, transferred or disposed of for a period of six months from the date that the shares are transferred into a NED's name except in special circumstances if the NED resigns. The shares held in the NEDSAP are also subject to forfeiture by a NED in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Bank or a related company or if they carry out an act or fail to do an act which brings the Bank or a related company into disrepute.

Shares held in the NEDSAP will be withdrawn on the earlier of:
- the participant ceasing to be a NED of MBL;
- upon request by the NED (after the expiration of the non-disposal period); and
- ten years from the date that the shares are registered in a NED's name.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

Shares resulting from participation in the NEDSAP may count towards meeting the minimum shareholding requirements of NEDs.

Offers under the NEDSAP were made during May 2005. A total of 7 (2005: 7) NEDs participated in the NEDSAP. In July and December 2005, a total of 5,953 (2005: 9,492) shares were acquired on-market.

	Consolidated 2006 $m	Consolidated 2005 $m	**Bank 2006 $m**	Bank 2005 $m
Note 39. Contingent liabilities and assets				
The following details of contingent liabilities and assets exclude derivatives.				
Contingent liabilities exist in respect of:				
Indemnities	**64**	77	**237**	236
Undrawn credit facilities	**3,926**	3,805	**3,817**	3,497
Undrawn credit facilities – revocable at any time	**2,979**	2,366	**2,979**	2,366
Other contingent liabilities [a]	**1,509**	524	**827**	243
Total contingent liabilities	**8,478**	6,772	**7,860**	6,342

[a] Other contingent liabilities include letters of credit, commitments certain of drawdown and performance related contingents. Also included are forward asset purchases whereby the economic entity has entered into conditional agreements to acquire assets and operating businesses with the intention of subsequent disposal. These assets and businesses will be recognised when control passes to the economic entity. The total commitment at 31 March 2006 was $1,466 million (2005: $423 million).

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary, appropriate provisions have been made in the financial statements. The Bank and economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, are likely to have a material effect on its operations or financial position. Information regarding the Australian Tax Office audit of the Bank and other matters is included in note 5 – Income tax expense.

Of the total contingent liabilities above, $6.9 billion (2005: $6.2 billion) also represent contingent assets. Such commitments to provide credit may in the normal course convert to loans and other assets.

	Consolidated 2006 $m	Consolidated 2005 $m	**Bank 2006 $m**	Bank 2005 $m
Note 40. Capital and other expenditure commitments				
Not later than one year	**88**	35	**28**	20
Later than one year and not later than five years	**23**	6	**23**	6
Later than five years	**–**	–	**–**	–
Total capital and other expenditure commitments	**111**	41	**51**	26

	Consolidated 2006 $m	Consolidated 2005 $m	Bank 2006 $m	Bank 2005 $m
Note 41. Lease commitments				
Non-cancellable operating leases expiring:				
Not later than one year	**127**	109	**127**	106
Later than one year and not later than five years	**431**	547	**431**	540
Later than five years	**291**	302	**291**	300
Total operating lease commitments	**849**	958	**849**	946

Operating leases relate to commercial buildings and motor vehicles leased by the Bank's staff. The future lease commitments disclosed are net of any rental incentives received and sub-lease income earned.

Note 42. Derivative financial instruments

Objectives of holding and issuing derivative financial instruments

The economic entity is an active price maker in derivatives on interest rates, foreign exchange, commodities and equities. Its objective is to earn profits from the price making spread and from managing the residual exposures on hedged positions. Proprietary position taking is a small part of the Bank's trading activities. Risks on derivatives are managed together with all other trading positions in the same market. All trading positions, including derivatives, are marked to fair value daily.

The economic entity also uses derivatives to hedge banking operations and for asset/liability management. Certain derivative transactions may qualify as cash flow, fair value or net investment in foreign operations hedges, if they meet the appropriate strict hedge criteria outlined in note 1(ix):

Cash flow hedges

The economic entity is exposed to volatility in future interest cash flows arising from the consolidated mortgage securitisation vehicles and other structured products which are subject to variable interest rates. The aggregate principal balances and interest cash flows across all these portfolios form the basis for identifying the non-trading interest rate risk of the economic entity, which is hedged with interest rate swaps.

In addition to this, the interest rate swaps used to hedge the MIPS securities have been designated as cash flow hedges of an intercompany loan by the Bank in its separate financial statements. Changes in the fair value of these interest swaps are deferred in equity and subsequently released to earnings as the interest on the intercompany loan is accrued. At 31 March 2006, the fair value of outstanding derivatives held by the Bank and designated as cash flow hedges was $37 million positive value.

In 2006, the economic entity recognised a loss of $3 million in the income statement due to hedge ineffectiveness. At 31 March 2006, the fair value of outstanding derivatives held by the economic entity and designated as cash flow hedges was $84 million negative value.

Fair value hedges

The economic entity's fair value hedges principally consist of foreign exchange forward contracts used to protect against changes in the fair value of foreign denominated equity instruments due to movements in market foreign exchange rates.

As at 31 March 2006, the fair value of outstanding derivatives held by the economic entity and designated as fair value hedges was $8 million negative value.

Net investment in foreign operations hedges

The economic entity has applied net investment hedging for foreign exchange risk arising from foreign operations.

At 31 March 2006, the fair value of outstanding derivatives held by the economic entity and designated as net investment in foreign operations hedges was $54 million positive value.

The types of contracts which the economic entity trades and uses for hedging purposes are detailed below:

Futures: Futures contracts provide the holder with the obligation to buy a specified financial instrument or commodity at a fixed price and fixed date in the future. Contracts may be closed early via cash settlement. Futures contracts are exchange traded.

Forwards and forward rate agreements: Forward contracts, which resemble futures contracts, are an agreement between two parties that a financial instrument or commodity will be traded at a fixed price and fixed date in the future. A forward rate agreement provides for two parties to exchange interest rate differentials based on an underlying principal amount at a fixed date in the future.

Swaps: Swap transactions provide for two parties to swap a series of cash flows in relation to an underlying principal amount, usually to exchange a fixed interest rate for a floating interest rate. Cross-currency swaps provide a tool for two parties to manage risk arising from movements in exchange rates.

Options: Option contracts provide the holder the right to buy or sell financial instruments or commodities at a fixed price over an agreed period or on a fixed date. The contract does not oblige the holder to buy or sell, however the writer must perform if the holder exercises the rights pertaining to the option.

Note 42. Derivative financial instruments continued

The following table provides details of the economic entity's outstanding derivatives used for trading and hedging purposes as at 31 March.

			Consolidated 2006					Consolidated 2005
	Notional amount $m	Asset revaluation $m	Liability revaluation $m	Net fair value $m	Notional amount $m	Asset revaluation $m	Liability revaluation $m	Net fair value $m
Interest rate contracts								
Exchange traded	56,072	10	22	(12)	13,347	–	2	(2)
Forwards	19,480	3	3	–	21,476	2	4	(2)
Swaps	100,779	888	586	302	80,692	832	579	253
Options	1,848	2	1	1	994	1	1	–
Total interest rate contracts	178,179	903	612	291	116,509	835	586	249
Foreign exchange contracts								
Exchange traded	359	3	1	2	216	12	20	(8)
Forwards	88,697	1,685	1,069	616	30,015	638	508	130
Swaps	10,438	254	793	(539)	4,148	382	1,505	(1,123)
Options	71,985	804	739	65	70,946	633	434	199
Total foreign exchange contracts	171,479	2,746	2,602	144	105,325	1,665	2,467	(802)
Equity contracts								
Exchange traded	4,820	166	79	87	3,015	62	69	(7)
Swaps	2,306	299	706	(407)	1,451	179	340	(161)
Options	17,103	356	473	(117)	5,643	395	580	(185)
Other	10,001	109	151	(42)	5,993	–	108	(108)
Total equity contracts	34,230	930	1,409	(479)	16,102	636	1,097	(461)
Commodity contracts								
Exchange traded	22,838	1,226	2,010	(784)	9,803	224	413	(189)
Forwards	20,599	3,469	1,937	1,532	15,848	1,314	705	609
Swaps	2,833	527	522	5	1,303	320	479	(159)
Options	19,938	1,177	965	212	8,731	696	477	219
Total commodity contracts	66,208	6,399	5,434	965	35,685	2,554	2,074	480
Total derivatives contracts outstanding	450,096	10,978	10,057	921	273,621	5,690	6,224	(534)

Note 42. Derivative financial instruments continued

The following table provides details of the Bank's outstanding derivatives used for trading and hedging purposes as at 31 March 2006.

	Bank 2006			
	Notional amount $m	Asset revaluations $m	Liability revaluations $m	Net fair value $m
Interest rate contracts				
Exchange traded	56,072	10	22	(12)
Forwards	19,449	3	3	–
Swaps	83,803	872	570	302
Options	1,848	2	1	1
Total interest rate contracts	161,172	887	596	291
Foreign exchange contracts				
Exchange traded	359	–	–	–
Forwards	88,697	1,685	1,069	616
Swaps	7,586	241	328	(87)
Options	71,985	804	740	64
Total foreign exchange contracts	168,627	2,730	2,137	593
Equity contracts				
Exchange traded	4,820	166	79	87
Swaps	2,306	283	698	(415)
Options	17,103	346	469	(123)
Other	10,001	109	150	(41)
Total equity contracts	34,230	904	1,396	(492)
Commodity contracts				
Exchange traded	24,654	965	1,755	(790)
Forwards	20,483	3,443	1,916	1,527
Swaps	2,428	523	521	2
Options	19,681	1,166	965	201
Total commodity contracts	67,246	6,097	5,157	940
Total derivatives contracts outstanding	431,275	10,618	9,286	1,332

	Consolidated 2006			Consolidated 2005		
	Average balance $m	Income/ (expense) $m	Average rate %	Average balance $m	Income/ (expense) $m	Average rate %
Note 43. Average interest-bearing assets and liabilities and related interest						
Assets						
Interest bearing assets						
Due from banks	2,702	123	4.6	1,403	40	2.9
Cash collateral on securities borrowed and reverse repurchase agreements	10,341	505	4.9	7,793	357	4.6
Trading portfolio assets	2,829	151	5.3	4,336	235	5.4
Other securities				2,121	140	6.6
Loan assets held at amortised cost	29,812	2,115	7.1	25,424	1,774	7.0
Other financial assets at fair value through profit and loss	739	57	7.7	–	–	–
Other assets	101	6	5.9	121	5	4.1
Investment securities available for sale	3,105	175	5.6			
Net interest in associates and joint ventures using the equity method	105	4	3.8	112	2	1.8
Total interest bearing assets	49,734	3,136		41,310	2,553	
Total non-interest bearing assets	41,378			18,146		
Total assets	91,112			59,456		
Liabilities						
Interest bearing liabilities						
Due to banks	1,489	(65)	4.4	1,249	(51)	4.1
Cash collateral on securities lent and repurchase agreements	3,381	(158)	4.7	3,795	(169)	4.5
Trading portfolio liabilities	5,528	(284)	5.1	3,306	(173)	5.2
Deposits	8,643	(376)	4.4	6,030	(241)	4.0
Notes payable				26,412	(1,313)	5.0
Debt issued at amortised cost	30,379	(1,566)	5.2			
Other financial liabilities at fair value through profit and loss	889	(27)	3.0			
Other liabilities	107	(4)	3.7	810	(37)	4.6
Loan capital						
Subordinated debt	1,328	(64)	4.8	935	(45)	4.8
Total interest bearing liabilities	51,744	(2,544)		42,537	(2,029)	
Total non-interest bearing liabilities	34,420			13,272		
Total liabilities	86,164			55,809		
Net assets	4,948			3,647		
Equity						
Contributed equity						
Ordinary share capital	1,780			1,491		
Treasury shares	(1)			(7)		
Macquarie Income Securities	391			391		
Reserves	140			22		
Retained earnings	1,682			1,220		
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	3,992			3,117		
Minority interest from disposal groups classified as held for sale	102					
Minority interest	854			530		
Total equity	4,948			3,647		

	Bank 2006		
	Average balance $m	Income/ (expense) $m	Average rate %
Note 43. Average interest-bearing assets and liabilities and related interest continued			
Assets			
Interest bearing assets			
Due from banks	1,880	84	4.5
Cash collateral on securities borrowed and reverse repurchase agreements	10,341	505	4.9
Trading portfolio assets	2,825	151	5.3
Other securities			–
Loan assets held at amortised cost	9,903	764	7.7
Other financial assets at fair value through profit and loss	556	46	8.3
Other assets	92	6	6.1
Investment securities available for sale	1,965	104	5.3
Due from controlled entities	6,420	356	5.5
Net interest in associates and joint ventures using the equity method	30	1	4.1
Total interest bearing assets	34,012	2,017	
Total non-interest bearing assets	28,115		
Total assets	62,127		
Liabilities			
Interest bearing liabilities			
Due to banks	1,222	(45)	3.7
Cash collateral on securities lent and repurchase agreements	3,381	(158)	4.7
Trading portfolio liabilities	5,528	(284)	5.1
Deposits	8,373	(361)	4.3
Notes payable			–
Debt issued at amortised cost	13,774	(565)	4.1
Other financial liabilities at fair value through profit and loss	889	(27)	3.1
Other liabilities	105	(4)	3.5
Due to controlled entities	3,159	(172)	5.5
Loan capital			
Subordinated debt	1,328	(64)	4.8
Total interest bearing liabilities	37,759	(1,680)	
Total non-interest bearing liabilities	20,783		
Total liabilities	58,542		
Net assets	3,585		
Equity			
Contributed equity			
Ordinary share capital	1,780		
Treasury shares	–		
Macquarie Income Securities	391		
Convertible debentures	884		
Reserves	112		
Retained earnings	418		
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	3,585		
Total equity	3,585		

Note 44. Geographical concentration of deposits and borrowings

The following table details the source of deposits and borrowings based upon the location of the relevant counterparty. Refer to "Liquidity Management" within note 45 – Maturity analysis of monetary assets and liabilities and liquidity management, for discussion on the source of the Bank's funding.

	Australia $m	Europe $m	North America $m	Asia Pacific* $m	Other $m	Total $m
					Consolidated 2006	
Due to banks	727	731	267	360	33	2,118
Cash collateral on securities lent and repurchase agreements	4,782	1,581	610	11	11	6,995
Trading portfolio liabilities	6,049	280	–	3,728	–	10,057
Deposits	7,806	107	423	710	221	9,267
Debt issued at amortised cost	22,706	13,314	1,436	1,566	–	39,022
Other financial liabilities at fair value through profit and loss	776	1,221	–	3,484	–	5,481
Subordinated debt at amortised cost	288	827	–	–	–	1,115
Subordinated debt at fair value through profit and loss	266	–	–	–	–	266
Total deposits and borrowings by geographical location	43,400	18,061	2,736	9,859	265	74,321
					Bank 2006	
Due to banks	488	427	196	73	33	1,217
Cash collateral on securities lent and repurchase agreements	4,782	1,581	610	11	11	6,995
Trading portfolio liabilities	6,049	280	–	3,724	–	10,053
Deposits	7,741	96	438	710	109	9,094
Debt issued at amortised cost	4,250	13,315	1,436	1,566	–	20,567
Other financial liabilities at fair value through profit and loss	529	1,211	–	3,318	–	5,058
Subordinated debt at amortised cost	288	826	–	–	–	1,114
Subordinated debt at fair value through profit and loss	266	–	–	–	–	266
Total deposits and borrowings by geographical location	24,393	17,736	2,680	9,402	153	54,364
					Consolidated 2005	
Due to banks	1,011	127	193	217	–	1,548
Cash collateral on securities lent and repurchase agreements	1,351	570	22	34	6	1,983
Trading portfolio liabilities	5,144	547	282	1,609	99	7,681
Deposits	6,231	53	269	676	11	7,240
Notes payable	18,363	7,134	577	2,087	–	28,161
Subordinated debt	550	785	–	24	–	1,359
Total deposits and borrowings by geographical location	32,650	9,216	1,343	4,647	116	47,972

* Excludes Australia.

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
	Consolidated 2006						
Note 45. Maturity analysis of monetary assets and liabilities and liquidity management							
Assets							
Cash and balances with central banks	5	–	–	–	–	–	5
Due from banks	4,025	2,369	–	–	–	–	6,394
Cash collateral on securities borrowed and reverse repurchase agreements	6,218	7,352	–	–	–	–	13,570
Trading portfolio assets	14,246	–	–	–	–	–	14,246
Loan assets held at amortised cost	4,418	7,073	2,173	4,209	17,126	–	34,999
Other financial assets at fair value through profit and loss	609	686	1	208	600	–	2,104
Investment securities available for sale	358	1,892	299	242	406	549	3,746
Life investment contracts and other unit holder assets*	181	653	51	116	–	4,182	5,183
Interest in associates and joint ventures using the equity method	–	–	–	–	–	3,463	3,463
Total monetary assets	30,060	20,025	2,524	4,775	18,132	8,194	83,710
Liabilities							
Due to banks	875	893	122	64	164	–	2,118
Cash collateral on securities lent and repurchase agreements	3,047	3,948	–	–	–	–	6,995
Trading portfolio liabilities	10,057	–	–	–	–	–	10,057
Deposits	5,955	2,699	346	247	20	–	9,267
Debt issued at amortised cost	966	10,219	12,291	5,305	10,241	–	39,022
Other financial liabilities at fair value through profits and loss	–	14	496	662	–	4,309	5,481
Life investment contracts and other unit holder liabilities	–	–	–	–	–	5,130	5,130
Subordinated debt issued at amortised cost	–	–	–	489	626	–	1,115
Subordinated debt issued at fair value through profit and loss	–	–	–	–	266	–	266
Total monetary liabilities	20,900	17,773	13,255	6,767	11,317	9,439	79,451

* The life investment contract business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

The table details the maturity distribution of selected monetary assets and liabilities.

Maturities represent the remaining period as at 31 March 2006 to the repayment date. Certain deposits however are recorded at their expected maturity date rather than the contractual repayment date. These deposits, although withdrawable on demand, display the necessary characteristics of longer term deposits.

	Bank 2006						
	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Note 45. Maturity analysis of monetary assets and liabilities and liquidity management continued							
Assets							
Cash and balances with central banks	5	–	–	–	–	–	5
Due from banks	2,517	2,062	–	–	–	–	4,579
Cash collateral on securities borrowed and reverse repurchase agreements	6,213	7,352	–	–	–	–	13,565
Trading portfolio assets	13,030	–	–	–	–	–	13,030
Loan assets held at amortised cost	4,275	4,236	1,528	2,553	589	–	13,181
Other financial assets at fair value through profit and loss	608	477	1	208	600	–	1,894
Investment securities available for sale	62	1,500	292	200	–	256	2,310
Due from controlled entities	9,136					1,105	10,241
Interest in associates and joint ventures using the equity method	–	–	–	–	–	833	833
Total monetary assets	35,846	15,627	1,821	2,961	1,189	2,194	59,638
Liabilities							
Due to banks	769	329	119	–	–	–	1,217
Cash collateral on securities lent and repurchase agreements	3,047	3,948	–	–	–	–	6,995
Trading portfolio liabilities	10,053	–	–	–	–	–	10,053
Deposits	5,674	2,709	346	362	3	–	9,094
Debt issued at amortised cost	966	10,044	4,688	4,808	61	–	20,567
Other financial liabilities at fair value through profit and loss	–	14	501	684	–	3,859	5,058
Due to controlled entities	3,187	–	–	–	–	2,088	5,275
Subordinated debt issued at amortised cost	–	–	–	489	625	–	1,114
Subordinated debt issued at fair value through profit and loss	–	–	–	–	266	–	266
Total monetary liabilities	23,696	17,044	5,654	6,343	955	5,947	59,639

The table details the maturity distribution of selected monetary assets and liabilities.

Maturities represent the remaining period as at 31 March 2006 to the repayment date. Certain deposits however are recorded at their expected maturity date rather than the contractual repayment date. These deposits, although withdrawable on demand, display the necessary characteristics of longer term deposits.

	Consolidated 2005							
	At call $m	Overdrafts $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Note 45. Maturity analysis of monetary assets and liabilities and liquidity management continued								
Assets								
Cash and balances with central banks	4	–	–	–	–	–	–	4
Due from banks	3,797	–	168	3	1	–	–	3,969
Cash collateral on securities borrowed and reverse repurchase agreements	3,654	–	5,273	–	–	–	–	8,927
Trading portfolio assets	7,800	–	–	–	–	–	–	7,800
Other securities	–	–	1,050	21	204	188	249	1,712
Loan assets held at amortised cost	3,030	119	2,012	2,288	5,424	15,552	–	28,425
Life investment contracts and other unit holder assets*	128	–	754	17	144	2	3,428	4,473
Equity investments	–	–	–	–	–	–	116	116
Interest in associates and joint ventures using the equity method	–	–	–	–	–	–	2,117	2,117
Total monetary assets	18,413	119	9,257	2,329	5,773	15,742	5,910	57,543
Liabilities								
Due to banks	565	–	605	39	339	–	–	1,548
Cash collateral on securities lent and repurchase agreements	796	–	1,187	–	–	–	–	1,983
Trading portfolio liabilities	7,681	–	–	–	–	–	–	7,681
Deposits	3,440	–	2,468	244	1,074	14	–	7,240
Notes payable	–	–	22,449	2,525	2,835	352	–	28,161
Life investment contracts and other unit holder liabilities	–	–	–	–	–	–	4,429	4,429
Subordinated debt	–	–	24	–	–	1,335	–	1,359
Total monetary liabilities	12,482	–	26,733	2,808	4,248	1,701	4,429	52,401

* The life business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life statutory funds.

Liquidity management

The liquidity management policy of the economic entity is approved by the Board and agreed with the Australian Prudential Regulation Authority. This policy is reviewed regularly by the Risk Management Division ("RMD") to ensure it continues to meet the needs of the economic entity under a range of different market circumstances. The economic entity's liquidity policy requires that:

1. Core assets (that is, on balance sheet assets that cannot be liquified quickly) plus liquidity buffers are funded with deposits/ borrowings with a minimum maturity greater than 1 week (5 working days);
2. Specified percentages of borrowings have maturities beyond 6 and 12 months. A limit is also set on the maximum percentage of deposits maturing within the next 3 months and in any one month; and
3. The economic entity must keep at least a certain percentage of its total assets in highly liquid form (for example, Commonwealth and State Government debt, bank bills, overnight loans and repurchase agreements).

Within these parameters liquidity management is the responsibility of the Treasury Division within the Treasury and Commodities Group subject to risk management oversight by RMD.

An objective of the economic entity's liquidity policy is to achieve a diversified source of core liabilities, by investor type, location, currency, maturity and product. In respect of the retail market, the Bank focuses its attention on small and medium sized depositors who do not generally access the professional market.

The Bank's key tool for accessing wholesale funding markets is the USD$15 billion Debt Instrument Programme and the USD$2 billion Commercial Paper Program, both of which allow the Bank to achieve its objective of diversified sources of funding in the offshore markets. Negotiable Certificates of Deposit also provide a reliable source of funding in the domestic markets.

Note 46. Interest rate risk

The interest rate shown is the effective interest rate or weighted average effective interest rate in respect of a class of assets or liabilities. For floating rate instruments the rate is the current market rate; for fixed rate instruments the rate is a historical rate. The bandings reflect the earlier of the next contractual repricing date or the maturity date of the asset or liability.

	Consolidated 2006								
	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing: 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Assets									
Cash and balances with central banks	5.3	5	–	–	–	–	–	–	5
Due from banks	5.0	4,025	2,320	49	–	–	–	–	6,394
Cash collateral on securities borrowed and reverse repurchase agreements	5.3	6,218	6,032	1,320	–	–	–	–	13,570
Trading portfolio assets	5.1	50	876	1,560	778	765	1,048	9,169	14,246
Loan assets held at amortised cost	7.1	22,072	4,358	3,888	1,222	3,170	289	–	34,999
Other financial assets at fair value through profit and loss	6.1	609	451	235	1	208	600	–	2,104
Derivative financial instruments – positive values	–	–	–	–	–	–	–	10,978	10,978
Other assets	–	–	–	–	–	–	–	8,452	8,452
Investment securities available for sale	5.6	358	714	1,178	299	242	406	549	3,746
Intangible assets	–	–	–	–	–	–	–	150	150
Life investment contracts and other unit holder assets*	2.6	181	304	349	51	116	–	4,182	5,183
Interest in associates and joint ventures using the equity method	–	–	–	–	–	–	–	3,463	3,463
Property, plant and equipment	–	–	–	–	–	–	–	292	292
Deferred income tax assets	–	–	–	–	–	–	–	240	240
Assets and disposal groups classified as held for sale	–	–	–	–	–	–	–	2,389	2,389
Total assets		33,518	15,055	8,579	2,351	4,501	2,343	39,864	106,211

	Weighted average effective interest rate %	Floating interest rate $m	Consolidated 2006 Fixed interest rate repricing 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Liabilities									
Due to banks	4.6	875	258	635	122	64	164	–	2,118
Cash collateral on securities lent and repurchase agreements	5.3	3,047	3,948	–	–	–	–	–	6,995
Trading portfolio liabilities	4.5	–	–	105	877	2,361	2,445	4,269	10,057
Derivative financial instruments – negative values	–	–	–	–	–	–	–	10,057	10,057
Deposits	4.5	5,955	1,756	943	346	247	20	–	9,267
Debt issued at amortised cost	5.1	1,145	3,305	6,846	12,380	5,167	10,179	–	39,022
Other financial liabilities at fair value through profit and loss	3.8	–	–	14	496	662	–	4,309	5,481
Other liabilities	–	–	–	–	–	–	–	9,553	9,553
Current tax liabilities	–	–	–	–	–	–	–	97	97
Life investment contracts and other unit holder liabilities	–	–	–	–	–	–	–	5,130	5,130
Provisions	–	–	–	–	–	–	–	132	132
Deferred income tax liabilities	–	–	–	–	–	–	–	157	157
Liabilities of disposal groups classified as held for sale	–	–	–	–	–	–	–	1,427	1,427
Subordinated debt at amortised cost	5.0	287	–	–	–	490	338	–	1,115
Subordinated debt at fair value through profit and loss	6.1	–	–			266			266
Total liabilities		11,309	9,267	8,543	14,221	9,257	13,146	35,131	100,874
Total equity		–	–	–	–	–	–	5,337	5,337

* The life business offers an investment linked product. Policy holders are primarily exposed to the interest rate risk on life investment contract assets. The members are subject to interest rate risk on the surplus in the life business statutory funds.

Note 46. Interest rate risk continued

Interest rate risk in the balance sheet arises from the potential for a change in interest rates to have an adverse affect on the net interest earnings in the current reporting period and in future years. Interest rate risk arises from the structure and characteristics of the Bank and economic entity's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities. The tables for both the 2005 and 2006 financial years detail the exposure of the economic entity's assets and liabilities to interest rate risk. The amount shown represents the face value of assets and liabilities, or the equivalent asset or liability arising from a derivative financial instrument.

	Bank 2006								
	Weighted average effective interest rate %	Fixed interest rate repricing							
		Floating interest rate $m	1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Assets									
Cash and balances with central banks	5.3	5	–	–	–	–	–	–	5
Due from banks	5.2	2,517	2,061	1	–	–	–	–	4,579
Cash collateral on securities borrowed and reverse repurchase agreements	5.3	6,213	6,032	1,320	–	–	–	–	13,565
Trading portfolio assets	5.2	50	876	1,559	778	744	900	8,123	13,030
Loan assets held at amortised cost	7.3	4,572	3,063	3,822	426	645	653	–	13,181
Other financial assets at fair value through profit and loss	6.2	608	423	54	1	208	600	–	1,894
Derivative financial instruments – positive values	–	–	–	–	–	–	–	10,618	10,618
Other financial assets	–	–	–	–	–	–	–	3,213	3,213
Investment securities available for sale	5.6	62	378	1,122	292	200	–	256	2,310
Intangible assets	–	–	–	–	–	–	–	11	11
Due from controlled entities	5.5	9,136	–	–	–	–	–	1,105	10,241
Interest in associates and joint ventures using the equity method	–	–	–	–	–	–	–	833	833
Property, plant and equipment	–	–	–	–	–	–	–	90	90
Investment in controlled entities	–	–	–	–	–	–	–	4,087	4,087
Deferred income tax assets	–	–	–	–	–	–	–	232	232
Assets and disposal groups classified as held for sale	–	–	–	–	–	–	–	18	18
Total assets		23,163	12,833	7,878	1,497	1,797	2,153	28,586	77,907

	Weighted average effective interest rate %	Floating interest rate $m	Bank 2006 Fixed interest rate repricing 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Liabilities									
Due to banks	4.1	769	67	262	119	–	–	–	1,217
Cash collateral on securities lent and repurchase agreements	5.3	3,047	3,948	–	–	–	–	–	6,995
Trading portfolio liabilities	3.9	–	–	105	877	2,361	2,445	4,265	10,053
Derivative financial instruments – negative values	–	–	–	–	–	–	–	9,286	9,286
Deposits	4.5	5,674	1,755	954	346	362	3	–	9,094
Debt issued at amortised cost	4.4	971	3,270	6,695	4,777	4,793	61	–	20,567
Other financial liabilities at fair value through profit and loss	3.8	–	–	14	501	684	–	3,859	5,058
Other liabilities	–	–	–	–	–	–	–	4,417	4,417
Current tax liabilities	–	–	–	–	–	–	–	22	22
Due to controlled entities	4.5	3,887	–	–	–	–	–	1,388	5,275
Provisions	–	–	–	–	–	–	–	108	108
Deferred income tax liabilities	–	–	–	–	–	–	–	129	129
Subordinated debt at amortised cost	5.0	288	–	–	–	488	338	–	1,114
Subordinated debt at fair value through profit and loss	6.1	–	–	–	–	266	–	–	266
Total liabilities		14,636	9,040	8,030	6,620	8,954	2,847	23,474	73,601
Total equity		–	–	–	–	–	–	4,306	4,306

Note 46. Interest rate risk continued

	Weighted average effective interest rate %	Floating interest rate $m	1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
	Consolidated 2005								
			Fixed interest rate repricing						
Assets									
Cash and balances with central banks	5.0	4	–	–	–	–	–	–	4
Due from banks	4.5	1,807	2,162	–	–	–	–	–	3,969
Cash collateral on securities borrowed and reverse repurchase agreements	5.3	3,654	5,273	–	–	–	–	–	8,927
Trading portfolio assets	2.8	150	1,267	1,077	453	486	445	3,922	7,800
Other securities	4.2	–	88	963	21	204	188	248	1,712
Loan assets held at amortised cost	7.3	16,883	5,334	1,621	1,660	2,827	92	8	28,425
Derivative financial instruments – positive values	–	–	–	–	–	–	–	5,690	5,690
Other assets	–	–	–	–	–	–	–	3,691	3,691
Intangible assets	–	–	–	–	–	–	–	371	371
Life investment contracts and other unit holder assets*	1.4	128	192	562	17	144	2	3,428	4,473
Equity investments	–	–	–	–	–	–	–	116	116
Interest in associates and joint ventures using the equity method	–	–	–	–	–	–	–	2,117	2,117
Property, plant and equipment	–	–	–	–	–	–	–	148	148
Deferred income tax assets	–	–	–	–	–	–	–	203	203
Assets and disposal groups classified as held for sale	–	–	–	–	–	–	–	334	334
Total assets		22,626	14,316	4,223	2,151	3,661	727	20,276	67,980

	Weighted average effective interest rate %	*Floating* interest rate $m	1 month or less $m	*1 month* to 3 months $m	*3 months* to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
			Consolidated 2005 Fixed interest rate repricing						
Liabilities									
Due to banks	3.7	717	409	62	18	342	–	–	1,548
Cash collateral on securities lent and repurchase agreements	5.0	796	1,187	–	–	–	–	–	1,983
Trading portfolio liabilities	4.0	–	–	–	219	1,946	2,298	3,218	7,681
Derivative financial instruments – negative values	–	–	–	–	–	–	–	6,224	6,224
Deposits	4.6	3,027	1,882	699	816	803	13	–	7,240
Notes payable	4.7	–	9,219	16,422	1,676	825	19	–	28,161
Other liabilities	–	–	–	–	–	–	–	4,581	4,581
Current tax liabilities	–							41	41
Life investment contracts and other unit holder liabilities	–	–	–	–	–	–	–	4,429	4,429
Provisions	–	–	–	–	–	–	–	119	119
Deferred income tax liabilities	–	–	–	–	–	–	–	189	189
Subordinated debt	4.4	1,094	–	–	–	265	–	–	1,359
Total liabilities		5,634	12,697	17,183	2,729	4,181	2,330	18,801	63,555
Total equity		–	–	–	–	–	–	4,425	4,425

* The life business offers an investment linked product. Policy holders are primarily exposed to the interest rate risk on life investment contract assets. The members are subject to interest rate risk on the surplus in the life business statutory funds.

The interest rate risk table is prepared in accordance with the requirements of the previous AGAAP standard AASB 1033: *Presentation and Disclosure of Financial Instruments* and as such it does not include off-balance sheet derivative financial instruments relating to currencies, commodities or equities, nor certain off-balance sheet securities purchase and sale agreements, all of which are interest rate sensitive.

For internal risk management, the economic entity does not use the repricing information in the way presented in this table. Interest rate risk, like all market risk, is measured and controlled on the basis of a wide range of rate movement scenarios, including worst case scenarios. It is calculated daily and covers all interest rate sensitive instruments. The economic entity also calculates daily Value At Risk measures for all market risks, including interest rate risk.

Note 47. Fair value

Fair value reflects the present value of future cash flows associated with a financial asset or liability. Market prices or rates are used to determine fair value where an active market exists. Where no active market price or rate is available, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions prevailing at balance sheet dates.

The values derived from applying these techniques are significantly affected by the choice of valuation model used and the underlying assumptions made regarding factors such as timing and amounts of future cash flows, discount rates, credit risk and volatility.

The following methods and significant assumptions have been applied in determining the fair values of financial assets and liabilities carried at fair value, and, for disclosure purposes, in determining whether a material difference between the fair value and carrying amount exists.

Financial instruments carried at fair value:

- Trading portfolio assets and liabilities, financial assets and liabilities at fair value through profit and loss, derivative financial instruments, and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available (e.g. listed securities). If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or other recognised valuation techniques.
- Investment securities classified as available-for-sale are measured at fair value by reference to quoted market prices when available (e.g. listed securities). If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques. Unrealised gains and losses, excluding impairment write-downs, are recorded in the Available For Sale Reserve in equity until an asset is sold, collected or otherwise disposed of;
- Fair values of fixed rate loans and issued debt classified as fair value through profit and loss is estimated by comparing market interest rates when the loans were granted/debt issued with current market rates offered on similar loans.

Financial instruments carried at cost:

- The carrying amount of liquid assets and other assets maturing within 12 months approximates their fair value. This assumption is applied to liquid assets and the short-term elements of all other financial assets and financial liabilities;
- The fair value of demand deposits with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;
- The fair value of variable rate financial instruments, including cash collateral on securities borrowed and reverse repurchase agreements, is approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the amount of the allowance for credit losses;

Note 47. Fair value continued

- The fair value of fixed rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are recognised separately by deducting the amount of the allowance for credit losses. The carrying amounts are not materially different to their face value.
- Substantially all of the economic entity's commitments to extend credit are at variable rates. As such, there is no significant exposure to fair value fluctuations resulting from interest rate movements relating to these commitments.
- The fair value of variable rate notes payable and debt issued at amortised cost is approximated by their carrying amount.

Where valuation techniques are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are certified before they are used, and models are calibrated to ensure the outputs reflect actual data and comparative market prices. To the extent possible, models use only observable data (e.g. for OTC derivatives), however areas such as credit risk, volatilities and correlations require management to make estimates. The effect of changing these estimates, for those financial instruments for which the fair values were measured using valuation techniques that are determined in full or in part based on unobservable data (e.g. for certain exotic or structured financial instruments), to a range of reasonably possible alternative assumptions, would be to increase or decrease the fair values by less than $20 million as compared to the amounts recognised in the financial statements. Changes in assumptions about these factors could affect reported fair value of financial instruments.

Note 48. Credit risk

Credit risk is the potential loss arising through the default of counterparties to financial assets. The table below details the concentration of credit exposure of the economic entity's assets to significant geographical locations and counterparty types. The amounts shown represent the maximum credit risk of the economic entity's assets. In all cases this is equal to the carrying value of the assets with the exception of credit commitments and contingent liabilities and derivatives which are recorded at the maximum credit exposure.

Consolidated 2006
Credit risk concentration

	Due from Banks $m	Cash collateral on securities borrowed and reverse repurchase agreements $m	Trading portfolio assets $m	Loan assets held at amortised cost $m	Other financial assets at fair value through profit and loss $m
Australia					
Central bank	–	22	–	–	–
Governments	–	385	1,457	205	383
Other financial institutions	2,121	2,304	1,326	–	–
Other	251	5,255	8,768	30,567	1,714
Total Australia	2,372	7,966	11,551	30,772	2,097
New Zealand					
Governments	–	–	–	1	–
Other financial institutions	54	–	–	–	–
Other	–	1	52	127	–
Total New Zealand	54	1	52	128	–
Europe					
Other financial institutions	800	2,239	137	–	5
Other	–	2,357	1,351	1,819	–
Total Europe	800	4,596	1,488	1,819	5
North America					
Governments	–	–	–	–	–
Other financial institutions	425	897	35	–	–
Other	1	17	436	1,746	2
Total North America	426	914	471	1,746	2
Asia					
Governments	–	–	–	–	–
Other financial institutions	2,711	88	–	–	–
Other	13	5	684	383	–
Total Asia	2,724	93	684	383	–
Other					
Other financial institutions	18	–	–	–	–
Other	–	–	–	151	–
Total other	18	–	–	151	–
Total	6,394	13,570	14,246	34,999	2,104
Total gross credit risk					

Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Life investment securities available for sale $m	Credit commitments and contingent liabilities $m	Net interest in associates and JVs using the equity method $m	Total $m
78	–	–	–	–	–	100
29	–	–	–	2	–	2,461
267	–	1,879	–	–	–	7,897
4,571	4,941	390	5,183	535	2,515	64,690
4,945	4,941	2,269	5,183	537	2,515	75,148
–	–	–	–	–	–	1
8	–	–	–	–	–	62
67	26	–	–	1	3	277
75	26	–	–	1	3	340
2,332	–	373	–	–	–	5,886
655	822	135	–	77	233	7,449
2,987	822	508	–	77	233	13,335
1	–	–	–	–	–	1
510	–	18	–	–	–	1,885
1,210	280	399	–	246	331	4,668
1,721	280	417	–	246	331	6,554
9	–	–	–	–	–	9
387	–	–	–	–	11	3,197
429	2,358	–	–	42	368	4,282
825	2,358	–	–	42	379	7,488
66	–	–	–	–	–	84
359	25	7	–	13	2	557
425	25	7	–	13	2	641
10,978	8,452	3,201	5,183	916	3,463	103,506
						103,506

Note 48. Credit risk continued

The following provides detail around the active management of Credit Risk by the economic entity:

The economic entity enters in master netting agreements with its counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Credit derivatives have been used by the economic entity to mitigate risk by buying and selling protection over on-balance sheet assets. As at 31 March 2006 the fair value of the credit derivatives was $1.24 million. Stock borrowing and reverse repurchase arrangements entered into by the economic entity with external counterparties requires collateral of 105% (which is consistent with industry practice). Mortgage insurance contracts are entered into in order to manage the credit risk around the mortgage portfolios in Australia. As at 31 March 2006, loans of $18,128 million were covered by these contracts. Mortgage insurance contracts are not entered into in the USA. Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit. As at 31 March 2006, this amounted to $425.5 million.

Bank 2006

Credit risk concentration

	Due from Banks $m	Cash collateral on securities borrowed and reverse repurchase agreements $m	Trading portfolio assets $m	Loan assets held at amortised cost $m	Other financial assets at fair value through profit and loss $m
Australia					
Central bank	–	22	–	–	–
Governments	–	385	1,457	161	178
Other financial institutions	1,920	2,304	1,305	–	–
Other	172	5,255	8,716	9,484	1,714
Total Australia	2,092	7,966	11,478	9,645	1,892
New Zealand					
Other financial institutions	11	–	–	–	–
Other	–	1	–	(7)	–
Total New Zealand	11	1	–	(7)	–
Europe					
Other financial institutions	738	2,239	137	–	–
Other	–	2,357	1,283	1,818	–
Total Europe	738	4,596	1,420	1,818	–
North America					
Other financial institutions	109	898	35	–	–
Other	–	16	97	1,228	2
Total North America	109	914	132	1,228	2
Asia					
Central Banks	–	–	–	–	–
Other financial institutions	1,625	88	–	–	–
Other	3	–	–	346	–
Total Asia	1,628	88	–	346	–
Other					
Other financial institutions	1	–	–	–	–
Other	–	–	–	151	–
Total other	1	–	–	151	–
Total	4,579	13,565	13,030	13,181	1,894
Total gross credit risk					

Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Credit commitments and contingent liabilities $m	Net interest in associates and JVs using the equity method $m	Due from Controlled entities $m	Total $m
78	–	–	–	–	–	100
29	–	–	2	–	–	2,212
266	–	1,386	–	–	–	7,181
4,308	3,043	132	550	765	5,972	40,111
4,681	3,043	1,518	552	765	5,972	49,604
8	–	–	–	–	–	19
67	–	–	1	–	163	225
75	–	–	1	–	163	244
2,270	–	359	–	–	–	5,743
650	170	131	24	3	1,672	8,108
2,920	170	490	24	3	1,672	13,851
510	–	–	–	–	–	1,552
1,209	–	45	193	21	1,041	3,852
1,719	–	45	193	21	1,041	5,404
9	–	–	–	–	–	9
385	–	–	–	–	–	2,098
406	–	–	8	42	1,006	1,811
800	–	–	8	42	1,006	3,918
66	–	–	–	–	–	67
357	–	–	13	2	387	910
423	–	–	13	2	387	977
10,618	3,213	2,053	791	833	10,241	73,998
						73,998

Note 48. Credit risk continued

The following provides detail around the active management of Credit Risk by the Bank:

The Bank enters in master netting agreements with its counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Credit derivatives have been used by the Bank to mitigate risk by buying and selling protection over on balance sheet assets. As at 31 March 2006 the fair value of the credit derivatives was $1.24 million. Stock borrowing and reverse repurchase arrangements entered into by the Bank with external counterparties requires collateral of 105% (which is consistent with industry practice). Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit. As at 31 March 2006, this amounted to $704 million.

Consolidated 2005 Credit risk concentration	Due from Banks $m	Cash collateral on securities borrowed and reverse repurchase agreements $m	Trading portfolio assets $m	Other securities $m	Loan assets held at amortised cost $m
Australia					
Central bank	–	52	5	–	–
Governments	–	325	798	–	423
Other financial institutions	1,549	3,368	1,230	848	–
Other	–	2,025	2,092	299	24,957
Total Australia	1,549	5,770	4,125	1,147	25,380
New Zealand					
Governments	–	–	–	–	2
Other financial institutions	34	–	–	–	–
Other	–	3	62	–	129
Total New Zealand	34	3	62	–	131
Europe					
Other financial institutions	411	1,338	265	–	–
Other	–	1,447	595	294	767
Total Europe	411	2,785	860	294	767
North America					
Governments	–	–	32	–	7
Other financial institutions	239	257	–	–	–
Other	8	2	969	98	1,973
Total North America	247	259	1,001	98	1,980
Asia					
Other financial institutions	1,717	98	2	158	–
Other	–	12	1,657	–	68
Total Asia	1,717	110	1,659	158	68
Other					
Governments	–	–	47	–	–
Other financial institutions	11	–	–	–	–
Other	–	–	46	15	99
Total other	11	–	93	15	99
Total	3,969	8,927	7,800	1,712	28,425
Total gross credit risk					

Derivative financial instruments – positive values $m	Other assets $m	Life investment contracts and other unit holder assets $m	Credit commitments and contingent liabilities $m	Net interest in associates and JVs using the equity method $m	Total $m
29	–	–	–	–	86
68	–	–	148	–	1,762
463	–	–	62	–	7,520
976	1,617	4,473	1,564	17	38,020
1,536	1,617	4,473	1,774	17	47,388
–	–	–	–	–	2
–	–	–	–	–	34
9	60	–	14	–	277
9	60	–	14	–	313
1,036	–	–	41	–	3,091
550	169	–	28	–	3,850
1,586	169	–	69	–	6,941
–	–	–	6	–	45
539	–	–	–	–	1,035
730	303	–	207	81	4,371
1,269	303	–	213	81	5,451
123	–	–	1	–	2,099
386	1,480	–	35	–	3,638
509	1,480	–	36	–	5,737
–	–	–	–	–	47
82	–	–	–	–	93
243	62	–	–	–	465
325	62	–	–	–	605
5,234	3,691	4,473	2,106	98	66,435
					66,435

	Consolidated 2006 '000	Consolidated 2005 '000	Bank 2006 '000	Bank 2005 '000

Note 49. Audit and other services provided by PricewaterhouseCoopers ("PwC")

During the financial year, the auditor of the Bank and economic entity, PwC, and its related practices earned the following remuneration:

	Consolidated 2006 '000	Consolidated 2005 '000	Bank 2006 '000	Bank 2005 '000
PwC – Australian firm				
Audit and review of financial reports of the Bank or any entity in the economic entity	**3,324**	2,299	**2,709**	1,842
Other audit-related work	**1,090**	1,248	**966**	1,130
Other assurance services	**451**	321	**407**	150
Total audit and other assurance services	**4,865**	3,868	**4,082**	3,122
Advisory services	**552**	397	**552**	397
Taxation	**249**	342	**249**	341
Total remuneration paid to PwC – Australian firm	**5,666**	4,607	**4,883**	3,860
Related practices of PwC – Australian firm (including PwC – overseas firms)				
Audit and review of financial reports of the Bank or any entity in the economic entity	**2,775**	1,992	**70**	51
Other audit-related work	**199**	128	**12**	–
Other assurance services	**148**	131	**–**	–
Total audit and other assurance services	**3,122**	2,251	**82**	51
Advisory services	**2,754**	102	**–**	–
Taxation	**1,426**	1,468	**–**	–
Total remuneration paid to related practices of PwC – Australian firm	**7,302**	3,821	**82**	51
Total remuneration paid to PwC	**12,968**	8,428	**4,965**	3,911

Use of PwC's services on other than audit and assurance engagements is restricted in accordance with the Bank's Auditor Independence policy. These assignments are principally tax compliance and agreed upon assurance procedures in relation to acquisitions.

Certain fees for advisory services are in relation to Initial Public Offerings and due diligence services for new funds. These fees may be recovered by the economic entity upon the successful establishment of the funds.

It is the Bank's policy to seek competitive tenders for all major consulting projects.

Note 50. Acquisition and disposal of controlled entities

Entities acquired or consolidated due to change in control:

a) **Daegu East Circulation Road Company**

On 16 June 2005, a consortium controlled by the Bank, Macquarie East Daegu Investment Company (MEDIC), acquired the D4 Circulation Road in Korea. The Bank's investment in MEDIC was $27 million. The Bank owned 65% of MEDIC.

b) **Open Telecommunications Limited**

On 5 July 2005, a controlled entity of the Bank acquired 68% of Open Telecommunications Limited at a cost of $5 million. During the period to 31 March 2006 the Group acquired a further 6.87% of Open Telecommunications Limited.

c) **Korean Power Investment Co. Limited ("KPIC")**

On 12 July 2005, a controlled entity of the Bank acquired a 28% interest in KPIC, the principal asset of which was an investment in Korean Independent Energy Corporation. The Bank's investment in KPIC was $55 million. The entity controlled KPIC through the existence of a call option held over the remaining 72% of the equity.

d) **ATM Solutions Australasia**

On 1 August 2005, a controlled entity of the Bank acquired 100% of ATM Solutions Australia Pty Limited at a cost of $44 million.

e) **The Steam Packet Group Limited**

On 20 October 2005, a controlled entity of the Bank acquired 100% of The Steam Packet Group for $95 million. The entity provides freight, passenger and vehicle ferry services between the Isle of Man and the United Kingdom and Ireland.

f) **Smarte Carte Corporation**

On 18 November 2005, a controlled entity of the Bank entered into an agreement with a group of investors to acquire 100 per cent of Smarte Carte Corporation (Smarte Carte), a concessionaire of baggage cart, locker and stroller services operating in airports, train stations, bus terminals, shopping centres and entertainment facilities around the world. The controlled entity gained control of Smarte Carte Corporation on 28 February 2006 when financial close occurred. The cost of investment is $190 million.

g) **AHA Health Abbotsford Limited and AHV Access Health Vancouver Limited**

On 28 December 2005, a controlled entities of the Bank acquired an 81% interest in AHA Health Abbotsford Limited and AHV Access Health Vancouver Limited for a nominal cash consideration, and a deferred equity commitment of $65 million. Both entities are responsible for the design, construction, financing and operation of Hospital facilities in British Columbia, Canada.

h) **Baldwin County Bridge Company LLC**

On 30 December 2005, a controlled entity of the Bank purchased 100% of Baldwin County Bridge Company LLC for $95 million. The entity owns the bridge portion of the Foley Beach Expressway in Alabama, United States.

i) **Macquarie Cook Energy LLC (formerly Cook Inlet Energy Supply LLC)**

On 1 November 2005, a controlled entity of the Bank acquired 100% of Macquarie Cook Energy LLC (formerly Cook Inlet Energy Supply LLC) for $60 million. The entity provides physical natural gas trading, transportation and storage services and is located in Los Angeles, United States.

Note 50. Acquisition and disposal of controlled entities continued

Aggregate details of the acquisitions (including disposal groups) are as follows:

	As at 31 March 2006 $m	As at 31 March 2005 $m
Fair value of net assets acquired		
Cash and other financial assets	182	26
Derivatives and financial instruments – positive values	269	–
Fixed assets	28	75
Intangible assets	112	353
Assets of disposal groups classified as held for sale	2,271	747
Derivative financial instruments – negative values	(254)	–
Payables, provisions and borrowings	(197)	(81)
Liabilities of disposal groups classified as held for sale	(1,660)	(198)
Minority interest in disposal groups classified as held for sale	(151)	–
Total fair value of net assets acquired	600	922
Purchase consideration		
Cash consideration	589	922
Deferred consideration	76	–
Total purchase consideration	665	922
Reconciliation of cash movement		
Cash consideration	(589)	(922)
Less: cash acquired	279	19
Total cash outflow	(310)	(903)

The operating results of these entities have not had a material impact on the results of the economic entity.

There are no significant differences between the fair value of net assets acquired and the acquiree's carrying value of net assets other than the goodwill and other intangible assets noted above.

The 31 March 2005 comparatives relate to the acquisitions of District Energy, Atlantic Aviation, RG Capital Radio and DMG Regional Radio. As detailed in the table above, the significant intangibles relating to these entities included radio licences, aircraft leases and goodwill.

Entities disposed of or deconsolidated due to change in control:

a) RG Capital and DMG Regional Radio ("Radioworks")

On 22 November 2005, two wholly owned subsidiaries of the Bank, Macquarie Media Holdings Limited and Macquarie Media Trust (collectively the Macquarie Media Group or MMG), were floated on the Australian Stock Exchange. MMG was the owner of the Group's interest in the former RG Capital and DMG Regional Radio ("Radioworks") acquired in August and September 2004. As a result of the float, the Group's effective interest in MMG was reduced to 19.95%. The Group's 19.95% interest in MMG has been equity accounted from 22 November 2005.

b) Daegu East Circulation Road Company

On 28 February 2006, a subsidiary of the Bank, Macquarie International Holdings Limited, entered into a Sale and Purchase Agreement to sell its interest in Macquarie East Daegu Investment Company ("MEDIC") to Macquarie Korean Infrastructure Fund. The transaction settled on 14 March 2006. As a result of the sale, the Bank is no longer required to consolidate its interest in MEDIC and its interest in the D4 Circulation Road in Korea.

c) Korean Power Investment Co. Limited ("KPIC")

On 21 March 2006, a subsidiary of the Bank, Korean Power Investment Co. Limited ("KPIC") entered into a Sale and Purchase Agreement to dispose of its interest in the Korean Independent Energy Corporation. The Bank's interest in KPIC was 28%. The Bank controlled KPIC via a call option over the remaining 72% of the equity in KPIC. The call option was terminated on 27 March 2006. As a result of the sale of its ownership interest and the termination of the call option the bank ceased to control KPIC on 27 March 2006.

Note 50. Acquisition and disposal of controlled entities continued

Aggregate details of the disposals and deconsolidations are as follows:

	As at 31 March 2006 $m	As at 31 March 2005 $m
Carrying value of assets and liabilities disposed of or deconsolidated		
Cash, intangible assets and other assets	–	36
Assets of disposal groups classified as held for sale	1,099	2,743
Payables, provisions and borrowings	–	(14)
Liabilities of disposal groups classified as held for sale	(687)	(2,195)
Minority interest	–	(13)
Minority interest in disposal groups classified as held for sale	(139)	–
Total carrying value of assets and liabilities disposed of or deconsolidated	273	557
Reconciliation of cash movement		
Cash received*	460	528
Less:		
Investment retained	(110)	–
Cash deconsolidated	(102)	(89)
Total cash inflow/(outflow)	248	439

* Cash received includes the repayment of intercompany debt.

The 31 March 2005 comparatives relate to the deconsolidation of District Energy, Atlantic Aviation, South East Water, Arlanda Express and CH4 Gas Limited.

Note 51. Events occurring after reporting date

There were no material post balance sheet events occurring after the reporting date requiring disclosure in these financial statements.

Note 52. Explanation of transition to Australian equivalents to IFRSs ("AIFRS")

The Bank and economic entity have prepared these financial statements using Australian Standards that are equivalent to International Financial Reporting Standards and their related pronouncements ("AIFRS"). As these financial statements are for the first annual financial year reported in accordance with AIFRS, it is necessary to explain how the transition from previous Australian generally accepted accounting principles ("previous AGAAP") to AIFRS affected the previously reported financial position, financial performance and cash flows since 31 March 2004 (i.e. the 31 March 2005 balance sheets; and the income statements and statements of cash flows for the financial year ended 31 March 2005).

In accordance with AIFRS, the comparative information has been restated using the new accounting standards from 1 April 2004, with the exception of AASB 132: *Financial Instruments: Disclosure and Presentation* ("AASB 132") and AASB 139: *Financial Instruments: Recognition and Measurement* ("AASB 139"). As permitted by the transitional provisions of AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* ("AASB 1"), management has elected not to apply AASB 132 and AASB 139 to the comparative information, and therefore apply these standards from 1 April 2005. Comparative information for financial instruments has been prepared on the basis of the Bank and economic entity's accounting policies under previous AGAAP. Adjustments required on transition to AIFRS have been made retrospectively, mostly against opening retained earnings, at the respective dates.

AIFRS has not changed the economics of the business, or the risks being carried, or affected the economic entity's ability to borrow funds or make dividend distributions.

Regulatory capital

Many of the changes below impact on the economic entity's assets and equity items that are included in the calculation of regulatory capital.

APRA requires that ADI's report to APRA for regulatory purposes under AIFRS from 1 July 2006 and has issued draft prudential standards and guidance notes addressing these aspects. These are the subject of ongoing consultation with industry and others and the impact of these standards and guidance notes will only be known at the time final standards and guidance notes are issued.

In the interim, APRA-regulated institutions continue to comply with, and report in terms of, current prudential standards.

	Consolidated Year to 31 March 2005 $m	Bank Year to 31 March 2005 $m
Section 1: Consolidated and Bank Income Statements (restated on AIFRS basis)		
Interest and similar income	2,565	1,545
Interest expense and similar charges	(2,029)	(1,479)
Net interest income	536	66
Fee and commission income	2,250	609
Fee and commission expense	(429)	(235)
Net fee and commission income	1,821	374
Net trading income	734	613
Share of net profits of associates and joint ventures using the equity method	17	–
Other operating income	725	1,426
Other operating expenses	(81)	(70)
Total income from ordinary activities	3,752	2,409
Employment expenses	(2,045)	(1,496)
Occupancy expenses	(101)	(65)
Non salary technology expenses	(104)	(71)
Professional fees, travel and communication expenses	(190)	(114)
Other expenses	(154)	(88)
Total expenses from ordinary activities	(2,594)	(1,834)
Operating profit before income tax	1,158	575
Income tax expense	(288)	46
Profit from ordinary activities after income tax	870	621
Profit attributable to minority interests	(29)	–
Profit attributable to equity holders of Macquarie Bank Limited	841	621
Distributions paid or provided on Macquarie Income Securities	(29)	–
Distributions paid or provided on convertible debentures	–	(28)
Profit attributable to ordinary equity holders of Macquarie Bank Limited	812	593

	As at 1 April 2005 $m	As at 31 March 2005 $m	As at 1 April 2004 $m
Section 1: Consolidated Balance Sheets (restated on AIFRS basis)			
Assets			
Cash and balances with central banks	4	4	1
Due from banks	3,969	3,969	1,504
Cash collateral on securities borrowed and reverse repurchase agreements	8,927	8,927	8,598
Trading portfolio assets	6,303	7,800	7,423
Other securities		1,712	2,168
Loan assets held at amortised cost	28,100	28,425	21,806
Other financial assets at fair value through profit and loss	1,367		
Derivative financial instruments – positive values	6,157	5,690	6,725
Other assets	3,137	3,691	3,172
Investment securities available for sale	2,646		
Intangible assets	371	371	20
Life investment contracts and other unit holder assets	4,473	4,473	4,534
Equity investments		116	110
Interest in associates and joint ventures using the equity method	2,117	2,117	631
Property, plant and equipment	148	148	70
Deferred income tax assets	201	203	189
Assets and disposal groups classified as held for sale	334	334	1,967
Total assets	68,254	67,980	58,918
Liabilities			
Due to banks	1,564	1,548	970
Cash collateral on securities lent and repurchase agreements	1,983	1,983	2,597
Trading portfolio liabilities	7,681	7,681	5,750
Derivative financial instruments – negative values	6,408	6,224	7,032
Deposits	7,286	7,240	5,771
Notes payable		28,161	23,505
Debt issued at amortised cost	25,975		
Other financial liabilities at fair value through profit and loss	2,236		
Other liabilities	4,440	4,581	3,179
Current tax liabilities	41	41	51
Life investment contracts and other unit holder liabilities	4,442	4,429	4,476
Provision for distributions			
Provisions	119	119	80
Deferred income tax liabilities	217	189	68
Liabilities of disposal groups classified as held for sale	–		1,682
Subordinated debt at amortised cost	1,095	1,359	960
Subordinated debt at fair value through profit and loss	264		
Total liabilities	63,751	63,555	56,121
Net assets	4,503	4,425	2,797
Equity			
Ordinary share capital	1,600	1,600	1,382
Treasury shares	(1)	(1)	(1)
Macquarie Income Securities	391	391	391
Available for sale reserve	67		
Share based payment reserve	39	39	10
Cash flow hedge reserve	4		
Other reserves	10	10	(1)
Retained earnings	1,539	1,523	996
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	3,649	3,562	2,777
Minority interests	854	863	20
Total equity	4,503	4,425	2,797

	As at 1 April 2005 $m	As at 31 March 2005 $m	As at 1 April 2004 $m
Section 1: Bank Balance Sheets (restated on AIFRS basis)			
Assets			
Cash and balances with central banks	4	4	1
Due from banks	3,064	3,064	947
Cash collateral on securities borrowed and reverse repurchase agreements	8,916	8,916	8,263
Trading portfolio assets	5,696	6,994	6,283
Other securities		83	82
Loan assets held at amortised cost	9,040	9,831	6,652
Other financial assets at fair value through profit and loss	1,168		
Derivative financial instruments – positive values	6,194	5,986	6,799
Other assets	1,068	1,322	1,127
Investment securities available for sale	1,248		
Intangible assets	15	15	16
Due from controlled entities	6,667	6,667	5,954
Equity investments		47	27
Interest in associates and joint ventures using the equity method	600	600	345
Property, plant and equipment	53	53	59
Investment in controlled entities	4,152	4,152	6,195
Deferred income tax assets	74	78	89
Assets and disposal groups classified as held for sale	294	294	–
Total assets	48,253	48,106	42,839
Liabilities			
Due to banks	902	896	937
Cash collateral on securities lent and repurchase agreements	1,894	1,894	2,597
Trading portfolio liabilities	7,629	7,629	5,177
Derivative financial instruments – negative values	5,687	5,574	5,933
Deposits	7,214	7,187	4,657
Notes payable		13,270	12,320
Debt issued at amortised cost	11,325		
Other financial liabilities at fair value through profit and loss	2,259		
Other liabilities	2,248	2,357	1,472
Current tax liabilities	14	14	11
Due to controlled entities	3,976	3,976	6,286
Provision for distributions			
Provisions	98	98	66
Deferred income tax liabilities	39	26	–
Liabilities of disposal groups classified as held for sale	–		–
Subordinated debt at amortised cost	1,095	1,359	960
Subordinated debt at fair value through profit and loss	–		
Total liabilities	44,380	44,280	40,416
Net assets	3,857	3,826	2,423
Equity			
Ordinary share capital	1,600	1,600	1,382
Macquarie Income Securities	391	391	391
Available for sale reserve	48		
Share based payment reserve	39	39	10
Cash flow hedge reserve	13		
Other reserves	(38)	(38)	–
Retained earnings	936	950	640
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	2,989	2,942	2,423
Convertible debentures	884	884	–
Total equity	3,873	3,826	2,423

Section 2: Reconciliations From Previous AGAAP to AIFRS

The pages that follow contain detailed reconciliations from previous AGAAP to AIFRS in accordance with AASB 1. The balance sheet reconciliations contain two columns for each period as well as the previous AGAAP and restated AIFRS amounts. The "reclassify" column includes reclassification and analysis of amounts from their previous AGAAP balance sheet lines to the appropriate AIFRS balance sheet lines. The "remeasure" column sets out the effects of the recognition and measurement changes required by the transition to AIFRS. The "remeasure" columns are further categorised into the type of adjustment. The income statement reconciliations contain an adjustment column for each period as well as the previous AGAAP and restated AIFRS amounts. The adjustment column is further categorised into items giving rise to remeasurement adjustments, together with a column comprising reclassification adjustments.

The tables on pages 107 to 114 provide more information on each type of adjustment that are referenced in the remeasure analysis.

	Consolidated Year to 31 March 2005 $m			Bank Year to 31 March 2005 $m		
	AGAAP	Adjustments	AIFRS	AGAAP	Adjustments	AIFRS
Section 2: Consolidated and Bank Income Statement Reconciliations for periods during the 2005 financial year						
Interest and similar income	1,636	929	2,565	1,545	–	1,545
Interest expense and similar charges	(1,266)	(763)	(2,029)	(1,479)	–	(1,479)
Net interest income	370	166	536	66	–	66
Fee and commission income	2,371	(121)	2,250	609	–	609
Fee and commission expense	(468)	39	(429)	(235)	–	(235)
Net fee and commission income	1,903	(82)	1,821	374	–	374
Net trading income	734	–	734	613	–	613
Share of net profits of associates and joint ventures using the equity method	35	(18)	17	–	–	–
Other operating income	825	(100)	725	1,426	–	1,426
Other operating expenses	(118)	37	(81)	(70)	–	(70)
Total income from ordinary activities	3,749	3	3,752	2,409	–	2,409
Employment expenses	(1,958)	(87)	(2,045)	(1,466)	(30)	(1,496)
Occupancy expenses	(107)	6	(101)	(65)	–	(65)
Non salary technology expenses	(104)	–	(104)	(71)	–	(71)
Professional fees, travel and communication expenses	(192)	2	(190)	(114)	–	(114)
Other expenses	(227)	73	(154)	(88)	–	(88)
Total expenses from ordinary activities	(2,588)	(6)	(2,594)	(1,804)	(30)	(1,834)
Operating profit before income tax	1,161	(3)	1,158	605	(30)	575
Income tax expense	(280)	(8)	(288)	42	4	46
Profit from ordinary activities after income tax	881	(11)	870	647	(26)	621
Profit attributable to minority interests	(29)	–	(29)	–	–	–
Profit attributable to equity holders of Macquarie Bank Limited	852	(11)	841	647	(26)	621
Distributions paid or provided on Macquarie Income Securities	(29)	–	(29)	–	–	–
Distributions paid or provided on convertible debentures	–	–	–	(28)	–	(28)
Profit attributable to ordinary equity holders of Macquarie Bank Limited	823	(11)	812	619	(26)	593

	Share based payments[a]	Consolidation of SPEs[b]	Employee benefit plans[c]	Treasury Shares[g]	Equity Accounting[e]	Reclassif-ication	Total Adjustment
			Year to 31 March 2005 $m				
Section 2: Analysis of Adjustments Column in the Consolidated Income Statement Reconciliation For the year to 31 March 2005							
Interest and similar income	–	942	–	–	(10)	(3)	929
Interest expense and similar charges	–	(801)	–	–	–	38	(763)
Net interest income	–	141	–	–	(10)	35	166
Fee and commission income	–	(115)	–	(1)	(5)	–	(121)
Fee and commission expense	–	(23)	–	–	–	62	39
Net fee and commission income	–	(138)	–	(1)	(5)	62	(82)
Net trading income	–	4	–	–	–	(4)	–
Share of net profits of associates and joint ventures using the equity method	–	–	–	–	(18)	–	(18)
Other operating income	–	(7)	–	–	73	(166)	(100)
Other operating expenses	–	–	–	–	–	37	37
Total income from ordinary activities	–	–	–	(1)	40	(36)	3
Employment expenses	(29)	–	(13)	–	–	(45)	(87)
Occupancy expenses	–	–	–	–	–	6	6
Non salary technology expenses	–	–	–	–	–	–	–
Professional fees, travel and communication expenses	–	–	–	–	–	2	2
Other expenses	–	–	–	–	–	73	73
Total expenses from ordinary activities	(29)	–	(13)	–	–	36	(6)
Operating profit before income tax	(29)	–	(13)	(1)	40	–	(3)
Income tax expense	–	–	4	–	(12)	–	(8)
Profit from ordinary activities after income tax	(29)	–	(9)	(1)	28	–	(11)
Profit attributable to minority interests	–	–	–	–	–	–	–
Profit attributable to equity holders of Macquarie Bank Limited	(29)	–	(9)	(1)	28	–	(11)
Distributions paid or provided on Macquarie Income Securities	–	–	–	–	–	–	–
Profit attributable to ordinary equity holders of Macquarie Bank Limited	(29)	–	(9)	(1)	28	–	(11)

[a] Refers to Adjustment A on page 107, and following for other letters.

	Share based payments[a]	Consolidation of SPEs[b]	Employee benefit plans[d]	Treasury Shares[g]	Equity Accounting[e]	Reclassif-ication	Total Adjustment
	Year to 31 March 2005 $m						
Section 2: Analysis of Adjustments Column in the Bank Income Statement Reconciliation For the year to 31 March 2005							
Interest and similar income	–	–	–	–	–	–	–
Interest expense and similar charges	–	–	–	–	–	–	–
Net interest income	–	–	–	–	–	–	–
Fee and commission income	–	–	–	–	–	–	–
Fee and commission expense	–	–	–	–	–	–	–
Net fee and commission income	–	–	–	–	–	–	–
Net trading income	–	–	–	–	–	–	–
Share of net profits of associates and joint ventures using the equity method	–	–	–	–	–	–	–
Other operating income	–	–	–	–	–	–	–
Other operating expenses	–	–	–	–	–	–	–
Total income from ordinary activities	–	–	–	–	–	–	–
Employment expenses	(17)	–	(13)	–	–	–	(30)
Occupancy expenses	–	–	–	–	–	–	–
Non salary technology expenses	–	–	–	–	–	–	–
Professional fees, travel and communication expenses	–	–	–	–	–	–	–
Other expenses	–	–	–	–	–	–	–
Total expenses from ordinary activities	(17)	–	(13)	–	–	–	(30)
Operating profit before income tax	(17)	–	(13)	–	–	–	(30)
Income tax expense	–	–	4	–	–	–	4
Profit from ordinary activities after income tax	(17)	–	(9)	–	–	–	(26)
Profit attributed to minority interests	–	–	–	–	–	–	–
Profit attributable to equity holders of Macquarie Bank Limited	(17)	–	(9)	–	–	–	(26)
Distributions paid or provided on convertible debentures	–	–	–	–	–	–	–
Profit attributable to ordinary equity holders of Macquarie Bank Limited	(17)	–	(9)	–	–	–	(26)

[a] Refers to Adjustment A on page 107, and following for other letters.

	As at 1 April 2005 $m			
	AIFRS except 132/139	Re-classify	Re-measure	AIFRS
Section 2: Consolidated Balance Sheet Reconciliations as at periods from 1 April 2004 to 1 April 2005				
Assets				
Cash and liquid assets	–	–	–	–
Cash and balances with central banks	4	–	–	4
Due from banks	3,969	–	–	3,969
Cash collateral on securities borrowed and reverse repurchase agreements	8,927	–	–	8,927
Trading portfolio assets	7,800	(1,497)	–	6,303
Other securities	1,712	(1,712)	–	–
Loan assets held at amortised cost	28,425	(350)	25	28,100
Other financial assets at fair value through profit and loss	–	1,367	–	1,367
Derivative financial instruments – positive values	5,690	308	159	6,157
Other assets	3,691	(554)	–	3,137
Investment securities available for sale	–	2,554	92	2,646
Intangible assets	371	–	–	371
Life investment contracts and other unit holder assets	4,473	–	–	4,473
Equity investments	116	(116)	–	–
Interest in associates and joint ventures using the equity method	2,117	–	–	2,117
Property, plant and equipment	148	–	–	148
Deferred income tax assets	203	–	(2)	201
Assets and disposal groups classified as held for sale	334	–	–	334
Total assets	67,980	–	274	68,254
Liabilities				
Due to banks	1,548	16	–	1,564
Cash collateral on securities lent and repurchase agreements	1,983	–	–	1,983
Trading portfolio liabilities	7,681	–	–	7,681
Derivative financial instruments – negative values	6,224	41	143	6,408
Deposits	7,240	46	–	7,286
Notes payable	28,161	(28,161)	–	–
Debt issued at amortised cost	–	25,975	–	25,975
Other financial liabilities at fair value through profit and loss	–	2,239	(3)	2,236
Other liabilities	4,581	(156)	15	4,440
Current tax liabilities	41	–	–	41
Life investment contracts and other unit holder liabilities	4,429	9	4	4,442
Provision for distributions	–	–	–	–
Provisions	119	–	–	119
Deferred income tax liabilities	189	–	28	217
Liabilities of disposal groups classified as held for sale	–	–	–	–
Subordinated debt at amortised cost	1,359	(264)	–	1,095
Subordinated debt at fair value through profit and loss	–	264	–	264
Total liabilities	63,555	9	187	63,751
Net assets	4,425	(9)	87	4,503
Equity				
Ordinary share capital	1,600	–	–	1,600
Treasury shares	(1)	–	–	(1)
Macquarie Income Securities	391	–	–	391
Available for sale reserve	–	–	67	67
Share based payment reserve	39	–	–	39
Cash flow hedge reserve	–	–	4	4
Other reserves	10	–	–	10
Retained earnings	1,523	–	16	1,539
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	3,562	–	87	3,649
Minority interests	863	(9)	–	854
Total equity	4,425	(9)	87	4,503

As at 31 March 2005 $m				As at 1 April 2004 $m			
AGAAP	Re-classify	Re-measure	AIFRS	AGAAP	Re-classify	Re-measure	AIFRS
859	(859)	–	–	647	(647)	–	–
–	4	–	4	–	1	–	1
–	3,824	145	3,969	–	1,490	14	1,504
8,927	–	–	8,927	8,598	–	–	8,598
7,175	–	625	7,800	6,891	(31)	563	7,423
2,520	(1,655)	847	1,712	1,847	(416)	737	2,168
16,463	(2,767)	14,729	28,425	10,777	(667)	11,696	21,806
–	–	–	–	–	–	–	–
5,651	6	33	5,690	6,694	35	(4)	6,725
4,065	(355)	(19)	3,691	3,531	(388)	29	3,172
–	–	–	–	–	–	–	–
339	32	–	371	–	20	–	20
2,129	–	2,344	4,473	2,350	–	2,184	4,534
152	(36)	–	116	138	(28)	–	110
664	1,453	–	2,117	169	519	(57)	631
168	(15)	(5)	148	1,945	(1,871)	(4)	70
201	–	2	203	184	(10)	15	189
–	334	–	334	–	1,967	–	1,967
49,313	(34)	18,701	67,980	43,771	(26)	15,173	58,918
1,553	–	(5)	1,548	1,935	(961)	(4)	970
1,983	–	–	1,983	2,597	–	–	2,597
7,681	–	–	7,681	5,750	–	–	5,750
5,226	(4)	1,002	6,224	5,821	2	1,209	7,032
5,403	–	1,837	7,240	4,215	(4)	1,560	5,771
13,866	–	14,295	28,161	12,608	–	10,897	23,505
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
5,380	(30)	(769)	4,581	4,215	(398)	(638)	3,179
41	–	–	41	53	(2)	–	51
2,081	–	2,348	4,429	2,291	–	2,185	4,476
34	(34)	–	–	6	(6)	–	–
85	34	–	119	74	6	–	80
189	–	–	189	413	(345)	–	68
–	–	–	–	–	1,682	–	1,682
1,359	–	–	1,359	960	–	–	960
–	–	–	–	–	–	–	–
44,881	(34)	18,708	63,555	40,938	(26)	15,209	56,121
4,432	–	(7)	4,425	2,833	–	(36)	2,797
1,600	–	–	1,600	1,382	–	–	1,382
–	–	(1)	(1)	–	–	(1)	(1)
391	–	–	391	391	–	–	391
–	–	–	–	–	–	–	–
–	–	39	39	–	–	10	10
–	–	–	–	–	–	–	–
–	–	10	10	–	–	(1)	(1)
1,578	–	(55)	1,523	1,040	–	(44)	996
3,569	–	(7)	3,562	2,813	–	(36)	2,777
863	–	–	863	20	–	–	20
4,432	–	(7)	4,425	2,833	–	(36)	2,797

	As at 1 April 2005 $m			
	AIFRS except 132/139	Re-classify	Re-measure	AIFRS
Section 2: Bank Balance Sheet Reconciliations as at periods from 1 April 2004 to 1 April 2005				
Assets				
Cash and liquid assets	–	–	–	–
Cash and balances with central banks	4	–	–	4
Due from banks	3,064	–	–	3,064
Cash collateral on securities borrowed and reverse repurchase agreements	8,916	–	–	8,916
Trading portfolio assets	6,994	(1,298)	–	5,696
Other securities	83	(83)	–	–
Loan assets held at amortised cost	9,831	(822)	31	9,040
Other financial assets at fair value through profit and loss	–	1,168	–	1,168
Derivative financial instruments – positive values	5,986	153	55	6,194
Other assets	1,322	(254)	–	1,068
Investment securities available for sale	–	1,183	65	1,248
Intangible assets	15	–	–	15
Life investment contracts and other unit holder assets	–	–	–	–
Due from controlled entities	6,667	–	–	6,667
Equity investments	47	(47)	–	–
Interest in associates and joint ventures using the equity method	600	–	–	600
Property, plant and equipment	53	–	–	53
Investment in controlled entities	4,152	–	–	4,152
Deferred income tax assets	78	–	(4)	74
Assets and disposal groups classified as held for sale	294	–	–	294
Total assets	48,106	–	147	48,253
Liabilities				
Due to banks	896	6	–	902
Cash collateral on securities lent and repurchase agreements	1,894	–	–	1,894
Trading portfolio liabilities	7,629	–	–	7,629
Derivative financial instruments – negative values	5,574	39	74	5,687
Deposits	7,187	27	–	7,214
Notes payable	13,270	(13,270)	–	–
Debt issued at amortised cost	–	11,327	(2)	11,325
Other financial liabilities at fair value through profit and loss	–	1,195	–	1,195
Other liabilities	2,357	(124)	15	2,248
Current tax liabilities	14	–	–	14
Due to controlled entities	3,976	–	–	3,976
Provision for distributions	–	–	–	–
Provisions	98	–	–	98
Deferred income tax liabilities	26	–	13	39
Subordinated debt at amortised cost	1,359	(264)	–	1,095
Subordinated debt at fair value through profit and loss	–	264	–	264
Total liabilities	44,280	–	100	44,380
Net assets	3,826	–	47	3,873
Equity				
Ordinary share capital	1,600	–	–	1,600
Treasury shares	–	–	–	–
Macquarie Income Securities	391	–	–	391
Convertible debentures	884	–	–	884
Available for sale reserve	–	–	48	48
Share based payment reserve	39	–	–	39
Investment revaluation reserve	–	–	–	–
Cash flow hedge reserve	–	–	13	13
Other reserves	(38)	–	–	(38)
Retained earnings	950	–	(14)	936
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	3,826	–	47	3,873
Minority interests	–	–	–	–
Total equity	3,826	–	47	3,873

As at 31 March 2005 $m				As at 1 April 2004 $m			
AGAAP	Re-classify	Re-measure	AIFRS	AGAAP	Re-classify	Re-measure	AIFRS
363	(363)	–	–	208	(208)	–	–
–	4	–	4	–	1	–	1
–	3,064	–	3,064	–	947	–	947
8,916	–	–	8,916	8,263	–	–	8,263
6,381	613	–	6,994	6,316	(33)	–	6,283
551	(468)	–	83	326	(244)	–	82
11,673	(1,842)	–	9,831	7,077	(425)	–	6,652
–	–	–	–	–	–	–	–
5,986	–	–	5,986	6,732	67	–	6,799
1,734	(412)	–	1,322	1,465	(338)	–	1,127
–	–	–	–	–	–	–	–
–	15	–	15	–	16	–	16
–	–	–	–	–	–	–	–
6,731	(64)	–	6,667	5,954	–	–	5,954
47	–	–	47	27	–	–	27
426	174	–	600	101	244	–	345
69	(15)	(1)	53	75	(15)	(1)	59
4,207	–	(55)	4,152	6,264	–	(69)	6,195
96	(18)	–	78	93	–	(4)	89
–	294	–	294	–	–	–	–
47,180	982	(56)	48,106	42,901	12	(74)	42,839
903	(7)	–	896	937	–	–	937
1,894	–	–	1,894	2,597	–	–	2,597
7,629	–	–	7,629	5,177	–	–	5,177
5,574	–	–	5,574	5,897	36	–	5,933
5,350	1,837	–	7,187	4,050	607	–	4,657
13,270	–	–	13,270	12,320	–	–	12,320
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
3,123	(766)	–	2,357	2,116	(631)	(13)	1,472
14	–	–	14	11	–	–	11
3,994	(18)	–	3,976	6,286	–	–	6,286
28	(28)	–	–	–	–	–	–
70	28	–	98	66	–	–	66
90	(64)	–	26	–	–	–	–
1,359	–	–	1,359	960	–	–	960
–	–	–	–	–	–	–	–
43,298	982	–	44,280	40,417	12	(13)	40,416
3,882	–	(56)	3,826	2,484	–	(61)	2,423
1,600	–	–	1,600	1,382	–	–	1,382
–	–	–	–	–	–	–	–
391	–	–	391	391	–	–	391
884	–	–	884	–	–	–	–
–	–	–	–	–	–	–	–
–	–	39	39	–	–	10	10
59	–	(59)	–	61	–	(61)	–
–	–	–	–	–	–	–	–
(38)	–	–	(38)	–	–	–	–
986	–	(36)	950	650	–	(10)	640
3,882	–	(56)	3,826	2,484	–	(61)	2,423
–	–	–	–	–	–	–	–
3,882	–	(56)	3,826	2,484	–	(61)	2,423

As at
1 April 2005
$m

	Effective Yield[k]	Loan Loss[l]	Derivatives and other financial instruments at fair value[j]	Available for Sale[m]	Deferred acquisition costs[n]	Profit share[f]	Total remeasure
Section 2: Analysis of Remeasure Column in Consolidated Balance Sheet as at 1 April 2005							
Loan assets held at amortised cost	(25)	50	–	–	–	–	25
Derivative financial instruments – positive values	–	–	159	–	–	–	159
Investment securities available for sale	–	–	–	92	–	–	92
Deferred income tax assets	8	(15)	–	–	–	5	(2)
Total assets	(17)	35	159	92	–	5	274
Derivative financial instruments – negative values	–	–	143	–	–	–	143
Other financial liabilities at fair value through profit and loss	–	–	(3)	–	–	–	(3)
Other liabilities	–	–	–	–	–	15	15
Life investment contracts and other unit holder liabilities	–	–	–	–	4	–	4
Deferred income tax liabilities	–	–	4	25	(1)	–	28
Total liabilities	–	–	144	25	3	15	187
Net assets	(17)	35	15	67	(3)	(10)	87
Available for sale reserve	–	–	–	67	–	–	67
Cash flow hedge reserve	–	–	4	–	–	–	4
Retained earnings	(17)	35	11	–	(3)	(10)	16
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	(17)	35	15	67	(3)	(10)	87
Total equity	(17)	35	15	67	(3)	(10)	87

[a] Refers to Adjustment A on page 107, and following for other letters.

As at
31 March 2005
$m

	Roll forward from 1 April 2004	Share based payments[a]	Consolidation of SPEs[b]	Foreign currency translation[c]	Employee benefits[d]	Treasury shares[g]	Equity accounting[e]	Total remeasure
Section 2: Analysis of Remeasure Column in Consolidated Balance Sheet as at 31 March 2005								
Due from banks	14	–	131	–	–	–	–	145
Trading portfolio assets	563	–	62	–	–	–	–	625
Other securities	737	–	110	–	–	–	–	847
Loan assets held at amortised cost	11,696	–	3,033	–	–	–	–	14,729
Derivative financial instruments – positive values	(4)	–	37	–	–	–	–	33
Other assets	29	–	(48)	–	–	–	–	(19)
Life investment contracts and other unit holder assets	2,184	–	161	–	–	(1)	–	2,344
Interest in associates and joint ventures using the equity method	(57)	–	–	–	–	–	57	–
Property, plant and equipment	(4)	–	–	(1)	–	–	–	(5)
Deferred income tax assets	15	–	–	–	4	–	(17)	2
Total assets	15,173	–	3,486	(1)	4	(1)	40	18,701
Due to banks	(4)	–	(1)	–	–	–	–	(5)
Derivative financial instruments – negative values	1,209	–	(207)	–	–	–	–	1,002
Deposits	1,560	–	277	–	–	–	–	1,837
Notes payable	10,897	–	3,398	–	–	–	–	14,295
Other liabilities	(638)	–	(144)	–	13	–	–	(769)
Life investment contracts and other unit holder liabilities	2,185	–	163	–	–	–	–	2,348
Deferred income tax liabilities	–	–	–	–	–	–	–	–
Total liabilities	15,209	–	3,486	–	13	–	–	18,708
Net assets	(36)	–	–	(1)	(9)	(1)	40	(7)
Treasury shares	(1)	–	–	–	–	–	–	(1)
Share based payment reserve	10	29	–	–	–	–	–	39
Other reserves	(1)	–	–	(1)	–	–	12	10
Retained earnings	(44)	(29)	–	–	(9)	(1)	28	(55)
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	(36)	–	–	(1)	(9)	(1)	40	(7)
Total equity	(36)	–	–	(1)	(9)	(1)	40	(7)

[a] Refers to Adjustment A on page 107, and following for other letters.

	As at 1 April 2004 $m						
	Share based payments[a]	Consolidation of SPEs[b]	Foreign currency translation[c]	Employee benefits[d]	Treasury shares[g]	Equity accounting[e]	Total remeasure
Section 2: Analysis of Remeasure Column in Consolidated Balance Sheet as at 1 April 2004							
Due from banks	–	14	–	–	–	–	14
Trading portfolio assets	–	563	–	–	–	–	563
Other securities	–	737	–	–	–	–	737
Loan assets held at amortised cost	–	11,696	–	–	–	–	11,696
Derivative financial instruments – positive values	–	(4)	–	–	–	–	(4)
Other assets	–	29	–	–	–	–	29
Life investment contracts and other unit holder assets	–	2,187	–	–	(3)	–	2,184
Interest in associates and joint ventures using the equity method	–	–	–	–	–	(57)	(57)
Property, plant and equipment	–	–	(4)	–	–	–	(4)
Deferred income tax assets	–	–	–	(4)	1	18	15
Total assets	–	15,222	(4)	(4)	(2)	(39)	15,173
Due to banks	–	(4)	–	–	–	–	(4)
Derivative financial instruments – negative values	–	1,209	–	–	–	–	1,209
Deposits	–	1,560	–	–	–	–	1,560
Notes payable	–	10,897	–	–	–	–	10,897
Other liabilities	–	(625)	–	(13)	–	–	(638)
Life investment contracts and other unit holder liabilities	–	2,185	–	–	–	–	2,185
Deferred income tax liabilities	–	–	–	–	–	–	–
Total liabilities	–	15,222	–	(13)	–	–	15,209
Net assets	–	–	(4)	9	(2)	(39)	(36)
Treasury shares	–	–	–	–	(1)	–	(1)
Share based payment reserve	10	–	–	–	–	–	10
Other reserves	–	–	–	–	–	(1)	(1)
Retained earnings	(10)	–	(4)	9	(1)	(38)	(44)
Total capital and reserves *attributable to equity holders* of Macquarie Bank Limited	–	–	(4)	9	(2)	(39)	(36)
Total equity	–	–	(4)	9	(2)	(39)	(36)

[a] Refers to Adjustment A on page 107, and following for other letters.

	Effective yield[k]	Loan loss[l]	Derivatives and other financial instruments at fair value[j]	Available for sale[m]	Profit share[f]	Total remeasure
	As at 1 April 2005 $m					
Section 2: Analysis of Remeasure Column in Bank Balance Sheet as at 1 April 2005						
Loan assets held at amortised cost	(17)	47	1	–	–	31
Derivative financial instruments – positive values	–	–	55	–	–	55
Investment securities available for sale	–	–	–	65	–	65
Deferred income tax assets	5	(14)	–	–	5	(4)
Total assets	(12)	33	56	65	5	147
Derivative financial instruments – negative values	–	–	74	–	–	74
Other liabilities	–	–	–	–	15	15
Debt issued at amortised cost	–	–	(2)	–	–	(2)
Deferred income tax liabilities	–	–	(4)	17	–	13
Total liabilities	–	–	68	17	15	100
Net assets	(12)	33	(12)	48	(10)	47
Available for sale reserve	–	–	–	48	–	48
Cash flow hedge reserve	–	–	13	–	–	13
Retained earnings	(12)	33	(25)	–	(10)	(14)
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	(12)	33	(12)	48	(10)	47
Total equity	(12)	33	(12)	48	(10)	47

[a] Refers to Adjustment A on page 107, and following for other letters.

	Roll forward from 1 April 2004	Share based payments[a]	Investment revaluation reserve[l]	Employee benefit plans[d]	Total remeasure
	As at 31 March 2005 $m				
Section 2: Analysis of Remeasure Column in Bank Balance Sheet as at 31 March 2005					
Property, plant and equipment	(1)	–	–	–	(1)
Investment in controlled entities	(69)	12	2	–	(55)
Deferred income tax assets	(4)	–	–	4	–
Total assets	(74)	12	2	4	(56)
Other liabilities	(13)	–	–	13	–
Total liabilities	(13)	–	–	13	–
Net assets	(61)	12	2	(9)	(56)
Investment revaluation reserve	(61)	–	2	–	(59)
Share based payment reserve	10	29	–	–	39
Retained earnings	(10)	(17)	–	(9)	(36)
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	(61)	12	2	(9)	(56)
Total equity	(61)	12	2	(9)	(56)

[a] Refers to Adjustment A on page 107, and following for other letters.

	Share based payments[a]	Investment revaluation reserve[f]	As at 1 April 2004 $m Foreign currency translation[c]	Employee benefit plans[d]	Total remeasure
Section 2: Analysis of Remeasure Column in Bank Balance Sheet as at 1 April 2004					
Property, plant and equipment	–	–	(1)	–	(1)
Investment in controlled entities	4	(73)	–	–	(69)
Deferred income tax assets	–	–	–	(4)	(4)
Total assets	4	(73)	(1)	(4)	(74)
Other liabilities	–	–	–	(13)	(13)
Total liabilities	–	–	–	(13)	(13)
Net assets	4	(73)	(1)	9	(61)
Investment revaluation reserve	–	(61)	–	–	(61)
Share based payment reserve	10	–	–	–	10
Retained earnings	(6)	(12)	(1)	9	(10)
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	4	(73)	(1)	9	(61)
Total equity	4	(73)	(1)	9	(61)

[a] Refers to Adjustment A on page 107, and following for other letters.

Section 2: Analysis of AIFRS Impact on the Consolidated Cash Flow Statements

The adoption of AIFRS has impacted the cash flow statements. The main differences to previous AGAAP arise due to:

- Consolidation of special purpose entities (refer Adjustment B on page 107)
- Reclassifications of financial assets and liabilities in accordance with the requirements of AASB 139

The definition of cash and cash equivalents under AIFRS differs from the previous AGAAP definition and has been expanded to include bank accepted bills and negotiable certificates of deposits issued by a bank, with a maturity of less than 3 months, included in Trading Portfolio Assets and Investment Securities Available for Sale. The revised definition of cash and cash equivalents is included within note 1 to the financial statements.

The impact of AIFRS is reflected below.

	AGAAP	Year to 31 March 2005 $m Adjustments	AIFRS
Consolidated for the year to 31 March 2005			
Cash flows from operating activities	2,286	696	2,982
Cash flows from investing activities	(4,738)	3,150	(1,588)
Cash flows from financing activities	4,916	(3,714)	1,202
Cash movement	2,464	132	2,596
Cash at beginning of year	2,540	14	2,554
Cash at end of year	5,004	146	5,150
Bank for the year to 31 March 2005			
Cash flows from operating activities	2,574	(343)	2,231
Cash flows from investing activities	(3,896)	2,776	(1,120)
Cash flows from financing activities	3,615	(2,422)	1,193
Cash movement	2,293	11	2,304
Cash at beginning of year	2,138	4	2,142
Cash at end of year	4,431	15	4,446

The tables below provide additional explanatory comment to the adjustments quantified on the previous pages.

Changes applicable in comparative period commencing 1 April 2004

The table below summarises the nature of the more significant adjustments made to the Bank and economic entity's balance sheets as at 1 April 2004 and 31 March 2005, and income statements and cash flow statements for the financial year ended 31 March 2005. This includes all material AIFRS changes except for those arising from AASB 132 and AASB 139. The table provided in the section 'Changes applicable from 1 April 2005' describes (but does not quantify) the main adjustments that would have been needed to make the comparative information for the financial year ended 31 March 2005 comply with AASB 132 and AASB 139. The amount of the adjustments arising on transition to AIFRS as at 1 April 2004 noted below are referenced to each line item affected in the accompanying restated balance sheets and income statements. In addition, the table below summarises some of the more significant reclassifications made in the current, and to be made in future financial statements. While policy decisions have been made, interpretations on some issues are still evolving, and consequently changes in interpretations could still occur in the future that may impact existing policies.

	Description	Impact
Adjustment A	**Share based payments:** Under previous AGAAP, options granted to employees for nil monetary consideration were not recognised. Shares granted to employees (in lieu of profit share entitlements) under share acquisition plans were recognised as an expense. Under AIFRS, the economic entity recognises an expense for shares and options granted to employees. As permitted by the transitional provisions of AIFRS, management has elected not to apply the new rules to options granted on or before 7 November 2002, and options granted after 7 November 2002 that vest before 1 January 2005.	On transition, an options reserve (equity) has been created, with an offsetting adjustment to retained earnings. This adjustment reflects the amount to have been amortised for the period from 7 November 2002 to 31 March 2004. After transition, an options reserve and an employee expense is recognised each period for the amount allocated to that period. In the future, the annual expense may increase as the number of unvested options granted each period since November 2002 increases. Assuming that the current Employee Option Plan continues, the full impact of unvested options will be reflected from the financial year ending 31 March 2008.
Adjustment B	**Consolidation of certain Special Purpose Entities ("SPEs"):** Under previous AGAAP, a number of SPEs were not consolidated. Under AIFRS, a different interpretation of the consolidation rules applicable to SPEs required a reassessment of the accounting for existing securitisations – both of the Bank's own assets and of its customers' assets. Most of the Bank's mortgage securitisations and some other SPEs are now consolidated by the economic entity, because the economic entity is exposed to the majority of the residual income and/or residual risk associated with the SPE.	Mortgage SPEs The underlying mortgage loans and liabilities to noteholders (along with derivatives) held by the SPEs are reported on the Bank's consolidated balance sheet. Derivatives are carried at fair value from 1 April 2005. The income statement no longer reports management fees and other fees earned from the SPEs. Instead, the income statement reports gross interest income earned on mortgage loans, interest expense accrued to noteholders, movements in the fair values of derivatives (unless rules for cash flow hedging are met), and any remaining net margin is reflected in profit and loss. Other SPEs Other consolidated SPEs relate to certain managed funds and repackaging vehicles. For these other SPEs, the underlying SPE assets and liabilities are recorded in the Bank's balance sheet. There is no profit impact arising from consolidation of these SPEs.

	Description	Impact
Adjustment C	**Foreign currency translation:** Under previous AGAAP, the economic entity considered its foreign operations to generally be integrated operations. Consequently, monetary items were translated using the period end spot exchange rates, non-monetary items were translated using the historical exchange rates, and resulting foreign exchange differences were immediately recognised in earnings. Under AIFRS, the functional currency of each foreign operation is determined based on a hierarchy of factors. Generally, a foreign operation's functional currency is determined to be the currency of the country where it is located as the revenues are determined by the local market conditions and in the local currency, and a majority of operating costs are denominated in the local currency.	For foreign operations determined to have a functional currency of the country where they are located, the method of translating from their functional currency to Australian dollars has changed. As permitted by the transitional provisions of AIFRS, management has elected to reset the foreign currency translation reserve to nil on transition. As discussed below at Adjustment J, the economic entity has applied hedge accounting to its net investments.
Adjustment D	**Consolidation of employee benefit trusts and plans:** Employees may sacrifice part of their cash remuneration entitlement in return for fully paid ordinary shares of MBL. Plans are established to purchase MBL shares on market and allocate them to the employees. Under previous AGAAP, an accrued liability and expense was recognised for the cash remuneration entitlement. When the monies were paid to the Plan Company, the accrual was utilised. These plans were not consolidated by the economic entity as the beneficial ownership remains with the employees who participate in the plans, as administered by the Plan Company on their behalf. Under AIFRS, UIG-112 *Consolidation – Special Purpose Entities* was amended so that equity compensation plans are included within its scope. Hence, an entity that controls an employee benefit trust (or similar entity) set up for the purposes of a share-based payment arrangement is required to consolidate that trust.	The underlying net assets of some of the employee benefit plans are reported on the Bank's consolidated balance sheet. For those arrangements not subject to any vesting conditions, there has been no transition adjustment to retained earnings, because the assets held by the plan (i.e. MBL shares) are recognised as a reduction in equity and obligations of the plan (to deliver fully vested MBL shares) are recognised as an increase in equity as a share-based payment. Subsequent to transition, there is also no impact on net assets; however, these transactions are reflected within equity each period as: - equity decreases for shares bought on market by the Plan Company; and - equity increases for fully vested shares delivered in satisfaction of the accrued employee benefit liabilities (a share-based payment). For certain arrangements subject to vesting conditions, on transition, the accrued liability (representing the unvested component) has been reversed. Subsequent to transition, this unvested component is recognised as a share-based payment transaction over the vesting period. The assets held by the plan (i.e. MBL shares) are recognised as a reduction in equity. Due to an acceleration in vesting conditions, the unrecognised expense has been brought to account in the year ended 31 March 2005.

	Description	Impact
Adjustment E	**Investments in entities that are also managed by the economic entity:** The economic entity holds an ownership interest in some of the funds that it manages. Consequently, the economic entity is required to determine the degree of influence it has over the funds' operating and financial policies. Under previous AGAAP, the economic entity considered that it did not significantly influence such funds where it had an ownership interest carrying voting rights of less than 20%, because the manager acts in a fiduciary capacity. This interpretation was applied where its position as manager could be terminated without cause by a vote of unit holders. Under AIFRS, the current interpretation is that typically a manager significantly influences the fund when it has any level of ownership interest carrying voting rights and controls the fund when voting rights exceed 50%. Under both previous AGAAP and AIFRS, where the investment in associate is held for sale, equity accounting is not applied, and the investment is measured at the lower of carrying amount and fair value.	On transition, the investments have been measured using the equity method of accounting, instead of being carried at historical cost (subject to an annual test of recoverable amount). After transition, the investments will continue to be carried using the equity method of accounting. Consequently, the carrying amount will change each period for the economic entity's share of earnings, and other equity movements of the fund after the acquisition of the investment. Some investments that are unit trusts have availed themselves of the exemption in AASB 128: *Investments in Associates* from applying the equity method of accounting to investments they hold in associates (and thereby have chosen to carry such investments at fair value through profit and loss under AASB 139: *Financial Instruments: Recognition and Measurement*). This accounting policy has been changed in the economic entity's financial statements to follow the economic entity's policy for accounting for investments in associates (i.e. the equity method of accounting is applied), except where the economic entity carries similar investments at fair value through profit and loss. If an accounting policy must be applied consistently to all transactions/balances of a specified nature, and a fund applies a policy that is different to the economic entity's policy (e.g. investment properties can be carried at either fair value or on a cost basis), then the fund's policy is changed in the economic entity's financial statements to follow the economic entity's policy.
Adjustment F	**Profit share:** The economic entity has in place a profit share scheme whereby profit share payable to staff is calculated with reference to the economic entity's net profit after tax (before profit share) and excess return over the cost of equity. Under both previous AGAAP and AIFRS, a liability for profit share is recognised at each reporting date based on the estimates of the obligation calculated by the agreed formula.	There has been an increase in the accrual for profit share as a result of the remeasurement of certain assets and liabilities at date of transition to AIFRS on 1 April 2005 which has been included within opening retained earnings.

	Description	Impact
Adjustment G	**MBL shares held by consolidated entities (*Treasury shares*):** Under previous AGAAP, MBL shares held directly by the economic entity's life business statutory funds were recognised in the consolidated statement of financial position at net market value. Also, some entities that previously were not consolidated by the economic entity, but now under AIFRS are consolidated, directly hold MBL shares. Under AIFRS, an entity that holds its own issued shares presents them as a reduction in equity and cannot revalue them.	MBL shares held as investments by consolidated entities in the economic entity are reclassified as a reduction in equity. On transition, the carrying amounts of the shares are restated to their historical cost. After transition, the carrying amounts are not changed.
Adjustment H	**Taxation:** A "balance sheet" approach has been adopted under AIFRS, replacing the "statement of financial performance" approach applied under previous AGAAP. The new method recognises deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base.	There have been some increases in the levels of deferred tax assets and liabilities. For example, additional deferred tax balances have been created from: carrying investments in associates and joint venture entities using the equity method of accounting and, as a consequence of applying AASB 139 at 1 April 2005, from: – adoption of the effective yield method of interest recognition; – remeasurement of loan loss provision; – unrealised movements in the fair value of available for sale assets; – choosing to carry some financial instruments at fair value through profit and loss; and – using cash flow hedge accounting.
Adjustment I	**Investments in controlled entities (Bank only)** Under previous AGAAP investments in controlled entities were carried at the lower of deemed cost and recoverable amount. Under AIFRS investments in controlled entities are carried at cost less any impairment provision. Investments in controlled entities are reviewed for impairment on an individual basis. Under previous AGAAP impairment was considered on the class of assets until the year ended 31 March 2001. Subsequent to this date the Bank adopted the deemed cost approach and impairment was measured on an individual asset basis.	Investments in controlled entities and the investment revaluation reserve have decreased, and an impairment adjustment is recognised in retained earnings.

Changes applicable from 1 April 2005

The table below summarises the nature of the more significant adjustments made to the Bank and economic entity's balance sheet as at 1 April 2005 (the effects of tax and profit share have been compiled and adjusted separately), in addition to the table above. This includes all material AIFRS changes arising only from AASB 132 and AASB 139. The amounts of the adjustments arising on transition to AIFRS as at 1 April 2005 are referenced to each line item affected in the accompanying restated balance sheets. In addition, the table below summarises some of the more significant reclassifications made in the current, and to be made in future financial statements. While policy decisions have been made, interpretations on some issues are still evolving, and consequently changes in interpretations could still occur in the future that may impact existing policies.

	Description	Impact *(excluding the effect of tax and profit share)*
Adjustment J	**Derivatives and other financial instruments at fair value:** **Derivatives** Under previous AGAAP, non-trading derivatives were measured on an accruals basis. Non-trading derivatives include those for which hedge accounting was applied. Under AIFRS, all derivatives, including those used for balance sheet hedging purposes, are recognised on balance sheet and carried at fair value. Movements in the carrying amounts of derivatives are recognised in earnings, unless cash flow or net investment hedge accounting is applied.	A hybrid approach has been adopted to address the earnings volatility arising from carrying all derivatives at fair value. This includes choosing to carry another financial instrument with offsetting exposure at fair value (i.e. designate the instrument as one that is carried at fair value through profit and loss), applying fair value hedge accounting to some exposures, applying cash flow hedge accounting to other exposures, and accepting a level of volatility. The key areas where the economic entity has applied hedge accounting are: – cash flow hedging for interest rate risk arising from the consolidated mortgage securitisation vehicles and other structured products; – fair value hedging for foreign exchange risk arising from investments in foreign-denominated equity instruments; and – net investment hedging for foreign exchange risk arising from foreign operations. These new rules have introduced some volatility in profit and loss, and equity reserves based on changes in interest rates and foreign exchange rates.
	Financial instruments designated at fair value One of the solutions for dealing with the volatility arising from carrying all derivatives at fair value is to irrevocably choose to carry some financial assets or financial liabilities with a natural offsetting exposure at fair value through the profit and loss. Consequently, as permitted by the transitional provisions of AIFRS, management has designated (at the date of transition) certain financial assets and financial liabilities to be carried at fair value through profit and loss.	Certain financial instruments have been reclassified to fair value through the profit and loss. On transition, these have been remeasured to their fair value, with an offsetting adjustment to retained earnings. After transition, measuring these financial instruments at fair value means those changes to interest rates and credit spreads impact earnings immediately. Since this approach is being taken to minimise the impact of volatility from carrying derivatives at fair value, any retained earnings adjustment on transition (and any subsequent impact on earnings) is largely offset by revaluing derivatives used to mitigate these risks.

	Description	Impact *(excluding the effect of tax and profit share)*
Adjustment K	**Interest income and expense (effective interest rate or effective yield):** Under previous AGAAP, certain upfront fees and associated transaction costs were recognised immediately on origination of the loans. Under AIFRS, these fees and associated transaction costs are capitalised and included in the loan's effective interest rate and recognised over the expected life of the loan.	Certain fees and transaction costs are no longer recognised upfront as revenue or expense, but are amortised over the life of the loan on an effective interest method. On adoption, this has decreased loans and receivables with a corresponding reduction in retained earnings that will be brought to account in the income statement over the remaining life of the loans.
Adjustment L	**Provisions for loan impairment:** AIFRS requires an incurred loss model for general loan provisioning. Provisions are recognised only in respect of those losses for which there is objective evidence of impairment and must be calculated based on the discounted values of expected future cash flows. Specific provisions continue to be recognised under AIFRS. Under previous AGAAP, the economic entity's general provision for credit losses was maintained at 55 basis points of risk-weighted assets.	The methodology to calculate this incurred loss provision has been developed. The application of this methodology has resulted in a substantial reduction in the provision at 1 April 2005.
Adjustment M	**Available for sale financial instruments:** Certain equity investments and debt investment securities carried at historical cost/amortised cost under previous AGAAP have been reclassified to available for sale financial instruments under AIFRS. Available for sale financial instruments are carried at fair value with changes in fair value recognised in an equity reserve, and transferred to earnings when the financial instruments are sold. This treatment does not apply to investments in associates, joint ventures, or subsidiaries that are accounted for according to AASB 128: *Investments in Associates*, AASB 131: *Interests in Joint Ventures*, AASB 127: *Consolidated and Separate Financial Statements.*	On adoption, the carrying amount of those financial instruments to be treated as available for sale have increased with an equity reserve (after tax) being created for an equivalent amount. The amounts have also been reclassified from the various categories used previously. Following adoption, carrying available for sale financial instruments at fair value will result in volatility in the equity reserve, depending on future movements in fair values.
Adjustment N	**Deferred acquisition costs:** Under previous AGAAP costs incurred in writing contracts by the life business were deferred and amortised over the life of the contract whereas upfront fees were recognised immediately. Under AIFRS, such fees and costs relating to investment style contracts are included in the effective interest rate and recognised over the life of the contract.	Certain fees are no longer recognised upfront as revenue, but are amortised over the life of the contract through the yield. On adoption, this has decreased life investment income and increased life investment and other policyholder liabilities.

	Description	Impact *(excluding the effect of tax and profit share)*
Adjustments with no impact to opening retained earnings	**Debt vs. equity classification:** MIS securities	Under previous AGAAP, the MIS were classified as equity. Under AIFRS, there has been no change in classification; the MIS continues to be classified as equity.
	MIPS securities Hybrid capital (Macquarie Income Preferred Securities) was raised in a foreign currency, which was classified as outside equity interest in the economic entity.	Under previous AGAAP, the hybrid capital was classified as equity. Under AIFRS, there has been no change in classification; the hybrid capital continues to be classified as equity and continues to be included within minority interest.
	Hedging of MIPS securities Economically, the interest rate risk and foreign exchange risk is hedged through the use of derivatives and existing foreign currency denominated assets. Under previous AGAAP, hedge accounting was applied. However, under AIFRS, hedging own equity issued is not permitted.	Under AIFRS (as noted above), all derivatives (interest rate swaps and forward exchange contracts) are carried at fair value. Even though hedge accounting is not permitted for derivatives used to hedge risks arising from the MIPS, changes in the fair value of foreign exchange contracts due to changes in the spot rate are expected to naturally offset the changes from retranslating foreign currency denominated assets. Changes in fair value of foreign exchange contracts due to time value results in some volatility in earnings, but this has not been material. Changes in the fair value of the interest rate swaps is recognised in earnings, creating volatility. On adoption, the interest rate swaps have been adjusted from their accrual value to fair value with an offsetting credit to opening retained earnings.
	Non-current assets held for sale: The economic entity invests in certain entities and assets that are expected to be sold. Under previous AGAAP, these entities were consolidated when the economic entity held a controlling interest. Under AIFRS, when the carrying amount of such investments are to be recovered principally through sale rather than continuing use, they are classified as 'held for sale'. In such circumstances, the investments continue to be consolidated where a controlling interest is held. However, the total underlying assets and total underlying liabilities are each presented in the consolidated balance sheet as two separate line items. The revenue and expenses from these disposal groups are also presented net within the income statement and notes thereto. Further, in contrast to previous AGAAP, depreciation/amortisation on depreciable (intangible and tangible) assets is not recognised, and the carrying amount of the net assets is subject to a ceiling test of fair value less costs to sell.	On adoption, the underlying assets and liabilities of entities controlled by the economic entity, and that meet the criteria to be classified as held for sale, are no longer presented according to their individual classifications. Instead, the individual assets are grouped together and the individual liabilities are grouped together, and presented as two line items in the consolidated balance sheet – total assets and disposal groups held for sale and total liabilities associated with assets and disposal groups held for sale. Prior comparatives in the income statement are also restated with the net income (revenue less expenses) included within other income.

Reclassifications

The adoption of AIFRS has resulted in a number of reclassifications within the balance sheet, income statement and statement of cash flows from the presentation adopted by previous AGAAP. The main reclassifications for the periods ending 31 March 2005 include:

- interests in associates from other securities and loans;
- due from banks from loan assets;
- held for sale assets and disposal groups from other securities and various asset categories; and
- liabilities within disposal groups from various liability categories.

The reclassifications at 1 April 2005 arise from the adoption of AASB 139 in the asset and liability classifications outlined in note 1 to the financial statements.

An income statement reclassification between fees and commissions and employment cost expense has been recognised for commissions paid to Macquarie employees.

Directors' Declaration

In the Directors' opinion

(a) the financial statements and notes set out on pages 7 to 114, and audited remuneration disclosures on pages 49 to 82 in the Directors' Report, are in accordance with the *Corporations Act 2001*, including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 31 March 2006 and of its performance, as represented by the results of its operations and its cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that Macquarie Bank Limited will be able to pay its debts as and when they become due and payable.

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.

David Clarke
Executive Chairman

Allan Moss
Managing Director and
Chief Executive Officer

Sydney
15 May 2006

Independent Audit Report to the Members of Macquarie Bank Limited

PRICEWATERHOUSECOOPERS

Audit opinion

In our opinion:

1. the financial report of Macquarie Bank Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Macquarie Bank Limited and the Macquarie Bank Group (defined below) as at 31 March 2006, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remuneration report contained in pages 49 to 82 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and Class Order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Macquarie Bank Limited (the company) and the Macquarie Bank Group (the consolidated entity), for the year ended 31 March 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 49 to 82 of the directors' report, as permitted by Class Order 06/50.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and Class Order 06/50. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and Class Order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Ian Hammond

Ian Hammond
Partner

Sydney
15 May 2006

Liability limited by a scheme approved under Professional Standards Legislation

With the exception of 31 March 2005, the consolidated financial information presented below has been based on the Australian standards adopted at each reporting date. The financial information for the full year ended 31 March 2005 and 31 March 2006 is based on the reported results using the Australian Standards that are equivalent to International Financial Reporting Standards ("AIFRS") and their related pronouncements. The tables provided on pages 107 to 114 describe (but do not quantify) the main adjustments that would have been needed to make the financial information for years ended prior to 31 March 2005 comply with AIFRS.

Years ended 31 March	1997	1998	1999	2000	2001	2002	2003	2004	2005[e]	**2006**
Income statement ($ million)										
Total income from ordinary activities	530	665	815	1,186	1,472	1,600	1,890	2,465	3,752	**4,393**
Total expenses from ordinary activities	392	498	597	885	1,147	1,245	1,430	1,780	2,594	**3,106**
Operating profit before income tax	138	167	218	301	325	355	460	685	1,158	**1,287**
Income tax expense	21	26	53	79	53	76	96	161	288	**290**
Profit for the year	117	141	165	222	272	279	364	524	870	**997**
Macquarie Income Preferred Securities distributions	–	–	–	–	–	–	–	–	28	**51**
Other minority interests	–	–	–	–	(1)	–	3	3	1	**1**
Macquarie Income Securities distributions	–	–	–	12	31	29	28	27	29	**29**
Profit attributable to ordinary equity holders	117	141	165	210	242	250	333	494	812	**916**
Balance sheet ($ million)										
Total assets	6,142	7,929	9,456	23,389	27,848	30,234	32,462	43,771	67,980	**106,211**
Total liabilities	5,642	7,348	8,805	22,154	26,510	27,817	29,877	40,938	63,555	**100,874**
Net assets	500	581	651	1,235	1,338	2,417	2,585	2,833	4,425	**5,337**
Risk-weighted assets	4,686	4,967	4,987	8,511	9,860	10,651	10,030	13,361	19,771	**28,751**
Total loan assets	2,682	3,158	4,002	6,518	7,785	9,209	9,839	10,777	28,425	**34,999**
Impaired assets (net of provisions)	46	12	44	23	31	49	16	61	42	**93**
Share information										
Cash dividends per share (cents per share)										
Interim	18	21	30	34	41	41	41	52	61	**90**
Final	25	30	38	52	52	52	52	70	100	**125**
Special	–	–	–	–	–	–	50	–	40	**–**
Total	43	51	68	86	93	93	143	122	201	**215**
Basic earnings per share (cents per share)	74.89	88.09	101.33	124.33	138.88	132.83	164.84	233.02	369.60	**400.30**
Share price at 31 March ($) [a]	8.50	14.35	19.10	26.40	27.63	33.26	24.70	35.80	48.03	**64.68**
Ordinary share capital (million shares) [b]	151.4	157.6	161.1	171.2	175.9	198.5	204.5	215.9	223.7	**232.4**
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	1,287	2,262	3,077	4,520	4,860	6,602	5,051	7,729	10,744	**15,032**
Ratios										
Return on average ordinary shareholders' funds	25.5%	26.1%	26.8%	28.1%	27.1%	18.7%	18.0%	22.3%	29.8%	**26.0%**
Payout ratio	60.5%	57.9%	67.2%	70.0%	67.5%	73.6%	87.4%[d]	53.2%	53.2%	**54.4%**
Tier 1 ratio	12.9%	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%	16.2%	14.4%	**12.4%**
Capital adequacy ratio	13.2%	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%	19.9%	21.2%	**14.1%**
Impaired assets as % of loan assets (excluding mortgage securitisation SPVs)	1.7%	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%	0.6%	0.3%	**0.5%**
Net loan losses as % of loan assets (excluding mortgage securitisation SPVs)	0.0%	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%	0.3%	0.2%	**0.1%**
Assets under management ($ billion) [f]	16.9	21.4	22.8	26.3	30.9	41.3	52.3	62.6	96.7	**140.3**
Staff numbers [c]	1,965	2,474	3,119	4,070	4,467	4,726	4,802	5,716	6,556	**8,183**

[a] The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996.

[b] Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.

[c] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

[d] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8%.

[e] Restated for AIFRS.

[f] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

Australia

Sydney

No.1 Martin Place
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

20 Bond Street
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

9 Hunter Street
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

135 King Street
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

9 George Street
Parramatta NSW 2150
Tel: +61 2 8820 8100
Fax: +61 2 8820 8108

Adelaide

50 Grenfell Street
Adelaide SA 5000
Tel: +61 8 8203 0200
Fax: +61 8 8212 4829

Macquarie Adviser Services
Tel: 1800 808 508
Fax: 1800 550 140

Brisbane

Macquarie Bank Limited
300 Queen Street
Brisbane QLD 4000
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Adviser Services
12 Creek Street
Brisbane QLD 4000
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Financial Services
Waterfront Place
1 Eagle Street
Brisbane QLD 4000
Tel: +61 7 3233 5888
Fax: +61 7 3233 5999

Canberra

Macquarie Bank Limited
Canberra House
40 Marcus Clarke Street
Canberra ACT 2600
Tel: 1800 452 113
Fax: +61 2 6103 3133

Gold Coast

Neicon Tower, 19 Victoria Avenue
Broadbeach Mall
Broadbeach QLD 4218

Macquarie Financial Services
Tel: +61 7 5509 1444
Fax: +61 7 5509 1414

Business Banking Division
Tel: +61 7 5509 1400
Fax: +61 7 5509 1404

Melbourne

101 Collins Street
Melbourne VIC 3000
Tel: +61 3 9635 8000
Fax: +61 3 9635 8080

Macquarie Adviser Services
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Leasing Pty Limited
432 St Kilda Road
St Kilda VIC 3182
Tel: +61 3 9864 2800
Fax: +61 3 9866 6824

Macquarie Technology Services Pty Limited
71-73 Link Drive
Campbellfield VIC 3061
Tel: +61 3 9241 3255
Fax: +61 3 9241 3250

Moree

Macquarie Cotton Australia
2/37 Greenbah Road
Moree NSW 2400
Tel: +61 2 6757 2000
Fax: +61 2 6752 5281

Newcastle

Suite C3, The Boardwalk
North Building
1 Honeysuckle Drive
Newcastle NSW 2300
Tel: +61 2 4907 4911
Fax: +61 2 4907 4912

Urban Pacific Limited
Tel: +61 2 4907 4900
Fax: +61 2 4926 2511

Perth

Allendale Square
77 St Georges Terrace
Perth WA 6000
Tel: +61 8 9224 0666
Fax: +61 8 9224 0633

Macquarie Adviser Services
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Financial Services
Tel: +61 8 9224 0888
Fax: +61 8 9224 0895

Sunshine Coast

Macquarie Financial Services
69 Mary Street
Noosaville QLD 4566
Tel: +61 7 5474 1608
Fax: +61 7 5474 2359

Austria
Vienna
Macquarie Capital GmbH
Wienerbergstrasse 11
Tower East, 31. Floor
1100 Vienna
Austria
Tel: +43 1 205 300 20
Fax: +43 1 205 300 30

Brazil
Sao Paulo
Macquarie Brasil Participações
Rua Jeronimo da Veiga,
45 - cj 141
Sao Paulo, SP 04536-000
Brazil
Tel: +55 11 3066 2600
Fax: +55 11 3167 3807

Macquarie Equities
Brasil Adm. Fundos e
Participações Ltda
Tel: +55 11 2108 2600
Fax: +55 11 2108 2650

Canada
Montreal
Macquarie Capital
(Canada) Limited
1250 René Lévesque Blvd. W.
Suite 2200
Montréal, Québec H3B 4W8
Canada
Tel: +1 514 989 3703
Fax: +1 514 989 3704

Toronto
Macquarie Capital
(Canada) Limited
Canadian Pacific Tower,
Toronto-Dominion Centre
100 Wellington Street West,
Suite 2200, Toronto
Ontario M5K 1J3
Canada
Tel: +1 416 607 5000
Fax: +1 416 607 5051

Vancouver
Macquarie North
America Limited
Suite 2664, Four Bentall Centre
1055 Dunsmuir Street
Vancouver
BC, V7X 1K8
Canada
Tel: +1 604 605 3944
Fax: +1 604 605 1634

Winnipeg
Macquarie Capital
(Canada) Limited
#107-179 McDermot Avenue
Winnipeg
Manitoba, RSB 0S1
Canada
Tel: +1 204 943 9747
Fax: +1 204 956 5705

China
Beijing
Macquarie Investment
Advisory (Beijing) Co., Ltd.
Suite 902, Block E2
The Towers, Oriental Plaza
No.1 East Chang An Avenue
Dong Cheng District
Beijing 100738
PR China
Tel: +86 10 8518 8938
Fax: +86 10 8518 9716

Macquarie Property
Investment Management
First China Property Group
MarkGold International
Housing & Land Consulting
(BJ) Co. Ltd.
Suite 901, E2, Oriental Plaza
No. 1 East Chang An Avenue
Beijing 100738
PR China
Tel: +86 10 8518 8938
Fax: +86 10 8518 3581

Shanghai
First China Property
Group Limited
302–304, The Centre
989 Changle Road
Shanghai 200031
PR China
Tel: +86 21 5407 5678
Fax: +86 21 5407 6133

Macquarie International
Holdings Limited
Shanghai Representative
Office
1206, A17 Shui On Plaza
333 Huai Hai Zhong Lu
Shanghai 200020
PR China
Tel: +86 21 5116 0565
Fax: +86 21 5116 0778

Tianjin
First China Property Group/
MarkGold International
Housing & Land Consulting
(BJ) Co. Ltd.
No 145 Munan Dao
Heping District
Tianjin, 300050
PR China
Tel: +86 22 2313 4528
Fax: +86 22 2313 4529

France
Paris
Macquarie Europe Limited, Paris Branch
17, Square Edouard VII
75009 Paris
France
Tel: +33 1 53 43 93 26
Fax: +33 1 53 43 93 27

Germany
Frankfurt
Macquarie Corporate Finance Limited
Niederlassung Deutschland
Neue Mainzer Straße 75
D-60311 Frankfurt am Main
Germany
Tel: +49 69 7474 9710
Fax: +49 69 7474 9797

Munich
Macquarie Europe Limited
Promenadeplatz 8
(Gartenhaus 2. Stock)
80333 Munich
Germany
Tel: +49 89 290 530
Fax: +49 89 290 532

Hong Kong
Macquarie Equities (Asia) Limited
Citic Tower
1 Tim Mei Avenue
Central
Hong Kong
Tel: +85 2 2823 3700
Fax: +85 2 2823 3790

Macquarie Real Estate Asia Limited
Tel: +85 2 2295 5900
Fax: +85 2 2295 5988

Macquarie Securities Limited
Tel: +85 2 2823 3700
Fax: +85 2 2249 3255

Macquarie (Hong Kong) Limited
Tel: +85 2 2823 3700
Fax: +85 2 2823 3793

India
Mumbai
Macquarie Securities (India) Private Limited
Level 3, Mafatlal Centre
Nariman Point
Mumbai 400 021
India
Tel: +91 22 6653 3000
Fax: +91 22 6653 3001

Indonesia
Jakarta
PT Macquarie Securities Indonesia
Jakarta Stock Exchange Building
Tower II, 25th Floor
Jalan Jenderal Sudirman, Kav. 52-53
Jakarta 12190
Indonesia
Tel: +62 21 515 1818
Fax: +62 21 515 1212

Ireland
Dublin
Macquarie Aviation Capital Limited
Macquarie Electronics Remarketing Limited
Suite G001, Alexandra House
The Sweepstakes
Ballsbridge, Dublin 4
Ireland
Tel: +353 1 631 9351
Fax: +353 1 631 9434

Italy
Milan
Macquarie Bank Italia
Via Nizzoli 6/8
20147 Milano
Italy
Tel: +39 02 41 49 61
Fax: +39 02 41 49 6210

Rome
Macquarie Bank Italia
Via Cicerone, 60 B/C
00193 Roma
Tel: +39 06 367681
Fax: +39 06 36768210

Japan
Tokyo
Macquarie Limited
The New Otani Garden Court
4-1 Kioi-cho, Chiyoda-ku
Tokyo 102-0094
Japan

Investment Banking Group
Tel: +81 3 3512 7500
Fax: +81 3 3512 7771

Treasury & Commodities
Tel: +81 3 3512 7640
Fax: +81 3 3512 7772

Macquarie Properties
Japan K.K.
Tel: +81 3 3512 7766
Fax: +81 3 3512 7 737

Macquarie Securities
Tel: +81 3 3512 7900
Fax: +81 3 3512 7903

Research General
Tel: +81 3 3512 7887

Korea
Seoul
Macquarie International
Limited
Seoul Branch
4th Floor Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755
Korea
Tel: +822 3705 8743
Fax: +822 3705 8790

Macquarie-IMM Investment
Management Co. Ltd
Tel: +822 3782 2300
Fax: +822 3782 2400

Macquarie Korea Co., Ltd
Tel: +822 3782 2200
Fax: +822 3782 2299

Macquarie Property
Advisors Korea Limited
Tel: +822 3705 8710
Fax: +822 3705 8789

Macquarie Securities
Korea Limited
Tel: +822 3705 8788
Fax: +822 3705 8777

Macquarie Capital
Korea Co., Ltd
Tel: +822 3705 8500
Fax: +822 3705 8585

Shinhan Macquarie Financial
Advisory Co., Ltd.
Tel: +822 3705 8500
Fax: +822 3705 8555

Macquarie Korea
Opportunities Management Inc
Tel: +822 3705 8500
Fax: +822 3705 4930

Macquarie Shinhan
Infrastructure Asset
Management Co., Ltd
Tel: +822 3705 8500
Fax: +822 3705 8596

Malaysia
Kuala Lumpur
Macquarie (Malaysia Sdn Bhd)
Level 10 Menara Dion
27 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
Tel: +60 3 2059 8833
Fax: +60 3 2381 3082

Macquarie Securities
Tel: +60 3 2165 3229
Fax: +60 3 2162 0036

Labuan Branch (Marketing)
Tel: +60 3 2381 0203
Fax: +60 3 2381 0201

Labuan
Macquarie Bank Limited
Unit Level 3 (A)
Main Office Tower
Financial Park Labuan
Jalan Merdeka
87000 Federal Territory Labuan
Malaysia
Tel: +60 87 583 080
Fax: +60 87 583 088

Netherlands
Amsterdam
Macquarie Europe Limited
WTC Amsterdam
A Tower, Level 10
Strawinskylaan 1021
1077XX, Amsterdam
Tel: +31 20 575 2882
Fax: +31 20 575 2881

New Zealand
Auckland
Macquarie New Zealand Limited
Phillips Fox Tower
209 Queen Street
Auckland 1
New Zealand
Tel: +64 9 357 6931
Fax: +64 9 309 6220

Christchurch
Macquarie Equities New Zealand Limited
Forsyth Barr House
764 Colombo Street
Christchurch
New Zealand
Tel: +64 3 366 8851
Fax: +64 3 366 8852

Wellington
Macquarie Equities New Zealand Limited
95 Customhouse Quay
Wellington
New Zealand
Tel: +64 4 462 4999
Fax: +64 4 462 4900

Philippines
Manila
Macquarie Securities (Philippines) Inc.
7F Tower One, Ayala Triangle
Ayala Avenue, Makati City 1226
Philippines
Tel: +63 2 857 0888
Fax: +63 2 891 9779

Singapore
Macquarie Securities (Asia Pte) Limited
23 Church Street
#11-11 Capital Square
Singapore 049481
Tel: +65 6231 1111
Fax: +65 6536 3926

South Africa
Cape Town
African Infrastructure Investment Managers Pty Ltd.
Ground Floor, Kildare House
Fedsure Oval, 1 Oakdale Road
Newlands 7700, Cape Town
South Africa
Tel: +27 21 670 1240
Fax: +27 21 670 1220

Johannesburg
Macquarie Africa (Pty) Ltd
Block C, Rosebank Office Park
181 Jan Smuts Avenue
Parktown North 2193
South Africa

c/- Nedbank Treasury
6th Floor, Corporate Place
Nedcor Sandton
135 Rivonia Rd, Sandown 2196
South Africa
Tel: +27 11 535 4029
Fax: +27 11 625 7081

Switzerland
Geneva
Macquarie Europe Limited
14, rue Kleberg
CH-1201 Geneva
Switzerland
Tel: +22 818 7777
Fax: +22 818 7676

Macquarie Bank Limited
Zurich Representative Office
Beethovenstrasse 9
8002 Zurich
Tel: +41 43 210 9099
Fax: +41 43 210 9092

Taiwan
Hsin-Chu
Macquarie Asia Pty Limited
Macquarie Electronics
10Fl-3,
No. 120 Gong-Dao Wu Road
Section 2, Hsin-Chu 300
Taiwan
Tel: +886 3 572 3100
Fax: +886 3 572 3101

Taipei
Macquarie Securities Limited
5/F New Concord Building
No. 2, Section 1
Fusing South Road
Taipei 10492
Taiwan
Tel: +886 2 2734 7500
Fax: +886 2 8772 1497

Thailand
Bangkok
TMB Macquarie
Securities Limited
2nd-3rd Floor
Thai Danu Building
393 Silom Road, Bangrak
Bangkok 10500
Thailand
Tel: +662 694 7999
Fax: +662 694 7878

United Arab Emirates
Abu Dhabi
18th and 19th Floor, ADCB
Head Office
Corner of Electra and
Salam Street
Abu Dhabi
United Arab Emirates

Investment Banking Group
Tel: +971 2 696 2156
Fax: +971 2 676 1433

Treasury and Commodities
Tel: + 971 2 694 0222
Fax: +971 2 645 4583

United Kingdom
London
CityPoint, 1 Ropemaker Street
London
EC2Y 9HD, UK
Tel: +44 20 7065 2000
Fax: +44 20 7065 2017

United States of America
Boston
Macquarie Securities (USA) Inc.
225 Franklin Street
26th Floor, Boston
Massachusetts 02110, USA
Tel: +1 617 217 2103
Fax: +1 617 217 2620

Charleston
Macquarie Cotton
International Inc.
465 West Coleman Boulevard
Suite 202
Mount Pleasant, SC 29464, USA
Tel: +1 843 284 0330
Fax: +1 843 284 0338

Chicago
Macquarie Real Estate Inc.
One North Wacker Drive
9th Floor
Chicago IL 60606, USA
Tel: +1 312 499 8600
Fax: +1312 499 8686

Macquarie Capital Partners LLC
Tel: +1 312 499 8500
Fax: +1 312 499 8585

Houston
Macquarie Bank Limited
Representative Office
Macquarie Securities (USA) Inc.
333 Clay Street
Suite 4550
Houston TX 77002, USA
Tel: +1 713 986 3600
Fax: +1 713 986 3210

Irvine
Macquarie Bank Limited
Representative Office
18101 Von Karman, Suite 330
Irvine CA 92612, USA
Tel: +1 949 225 4429
Fax: +1 949 225 4439

Jacksonville
Macquarie Mortgages USA Inc
10151 Deerwood Park Blvd
Building 200, Suite 250
Jacksonville FL 32256

Jupiter
Medallist Developments Inc.
1070 East Indiantown Road
Suite 208
Jupiter FL 33477, USA
Tel: +1 561 743 9062
Fax: +1 561 743 2406

Los Angeles
Macquarie Bank Limited
Representative Office
10100 Santa Monica Boulevard
2nd Floor, Suite 250
Los Angeles CA 90067, USA
Tel: +1 310 789 5600
Fax: +1 310 789 1135

Macquarie Cook Energy, LLC
10100 Santa Monica Boulevard
18th Floor
Los Angeles CA 90067 USA
Tel: +1 310 789 3900
Fax: +1 310 789 3901

Four Corners Capital
Management, LLC
515 South Flower Street
Suite 4310
Los Angeles CA 90071, USA
Tel: +1 213 233 4444
Fax: +1 213 233 4470

Memphis
Macquarie Mortgages USA Inc.
5125 Elmore Road, Suite 6
Memphis TN 38134, USA
Tel: +1 901 322 7400
Fax: +1 901 322 7402

Miami
Macquarie Securities
(USA) Inc.
777 Brickell Avenue
Suite 1000
Miami FL 33131, USA
Tel: +305 416 9100
Fax: +305 416 5860

New York
Macquarie Bank Limited
Representative Office
Macquarie Securities (USA) Inc.
Macquarie Fund Adviser, LLC
Macquarie Europe Limited
Macquarie Capital Partners, LLC
Four Corners Capital
Management, LLC
125 West 55th Street
New York NY 10019, USA
Tel: +1 212 231 1000
Fax: +1 212 231 1010

San Diego
Macquarie Electronics (USA) Inc.
1440 West Bernardo Court
Suite 366
San Diego CA 92127, USA
Tel: +1 858 207 1096
Fax: +1 858 207 1097

Macquarie Funds Management
(USA) Inc.
Macquarie Securities (USA) Inc.
701 Palomar Airport Road
Suite 280
Carlsbad, CA 92011, USA
Tel: +1 760 268 0832
Fax: +1 760 804 1518

San Francisco
Macquarie Securities (USA) Inc.
One Embarcadero Center
Suite 500
San Francisco CA 94111, USA
Tel: +1 415 835 1235
Fax: +1 415 835 1236

San Jose
Macquarie Electronics (USA) Inc.
2153 O'Toole Avenue
Suite E
San Jose CA 95131, USA
Tel: +1 408 965 3860
Fax:+1 408 965 3899

Seattle
Macquarie Bank Limited
Representative Office
City Centre Building
1420 Fifth Avenue, Suite 2975
Seattle WA 98101, USA
Tel: +1 206 695 5840
Fax: +1 206 695 5841

Registered Office
Macquarie Bank Limited
Level 3, 25 National Circuit
Forrest ACT 2603
Australia
Telephone: +61 2 6225 3000

The Macquarie Bank 2006 annual report is printed on Euro Art, an EMAS accredited paper stock which is totally chlorine free. EMAS is the European Union's regulated environmental management system.

eTree

Macquarie Bank is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie Bank shareholders can register to receive their shareholder communications, such as the Annual Review, electronically, by visiting www.etree.com.au/macquarie and registering their email address.

Design[illegible] by Frost Des[illegible]


Macquarie Bank Limited.
File Number: 82-34740
DYNO
Dyno Nobel
RECEIVED
2006 MAY 24 A 9:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
MACQUARIE BANK LIMITED ACN 008 583 542

Cover: Dyno Nobel

September 2005, Macquarie Bank
a consortium to acquire the
ternational explosives company,
no Nobel, for $US1.7 billion.

acquisition the company was
lit into two entities, with the Latin
merican, Asian, European, Middle
astern and African businesses
sold to long standing Macquarie
ient, Orica.

Australian and North American
usinesses were retained by the
onsortium then successfully listed
n the Australian Stock Exchange
pril 2006.

ransactions such as Dyno Nobel
emonstrate Macquarie's trademark
nnovative approach as well as the
ank's ability to work with and invest
longside clients to help them achieve
trategic objectives.

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

All financial information is for the year ended 31 March 2006 unless otherwise stated. Macquarie Bank's financial year end is 31 March (half year 30 September).

Key Contacts

Macquarie Bank
Macquarie Bank Limited
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

www.macquarie.com.au

Share Register
Computershare Investor Services Pty Limited
GPO Box 7045
Sydney NSW 1118
Australia

Email: sydney.services@computershare.com.au

Tel (local): 1300 855 080
Tel (international): +61 3 6915 5970

www.computershare.com.au

Investor Relations
Level 15
No.1 Martin Place
Sydney NSW 2000
Australia

Email: macquarie.shareholders@macquarie.com

Tel (international): +61 2 8232 5006

Please notify Investor Relations via email if you wish to be added to an email distribution list to receive presentations, annual reviews and other disclosures.

Further investor information on Macquarie Bank can be found on the Bank's website at: www.macquarie.com.au/shareholdercentre.

Additional Information

Macquarie Bank Group (referred to as Macquarie or the Bank) hosts analyst briefing sessions on its interim and full-year results in November and May respectively. These sessions provide information on the financial results and an operational overview for the period under review.

In addition, as part of the Bank's commitment to broaden its investor base, management presents at various investment conferences and conducts investor visits throughout the year. All material presentations and other disclosures are lodged with the Australian Stock Exchange (ASX) and are available on the Bank's website.

This document should be read in conjunction with the latest Annual Review, Financial Report and Result Announcement which can be viewed on the Bank's website or obtained from Investor Relations.

Financial Highlights

	Year to 31 March 2006	Year to 31 March 2005
Profit after tax attributable to ordinary equity holders ($A million)	916	812
Return on average ordinary shareholders' funds (per annum)	26.0%	29.8%
Basic earnings per ordinary share (cents)	400.3	369.6
Total assets ($A billion)	106.2	68.0
Tier 1 capital ratio	12.4%	14.4%

Consolidated Group Profit

	Year to 31 March 2006 ($A million)	Year to 31 March 2005 ($A million)
Total operating income	4,393	3,752
Total operating expenses	(3,106)	(2,594)
Profit from ordinary activities before income tax	1,287	1,158
Income tax expense	(290)	(288)
Profit from ordinary activities after income tax	997	870
Minority interests	(52)	(29)
Distributions paid or provided on Macquarie Income Securities	(29)	(29)
Profit after income tax attributable to ordinary equity holders	916	812

Profit After Tax Attributable to Ordinary Equity Holders
$A million
Gain on formation of MGQ □


1000
900
800
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Basic earnings per share (EPS) performance
A cents


450
400
350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Overview

Macquarie is a diversified international provider of financial and investment banking services, headquartered in Sydney, Australia.

Macquarie Bank evolved from Hill Samuel Australia Limited, which was established in 1969 as a subsidiary of the UK merchant bank, Hill Samuel & Co. In 1985 a banking licence was acquired and operations began under the name Macquarie Bank. In 1996 Macquarie Bank's fully paid ordinary shares were quoted on the ASX.

In Australia, Macquarie is a full-service investment bank providing financial market trading and advisory products and services. In the Asia-Pacific region, the Bank provides a broad range of investment banking services, and in the Americas, Europe, Africa and the Middle East, it focuses on particular business areas in which its expertise delivers value to clients.

Macquarie has reported successive record profits and consistent growth since 1992. The Bank's approach is characterised by a commitment to the markets in which it operates and a clear focus on achieving outstanding results. Technical expertise, strong risk management and innovation underlie all activities.



Corporate Affairs Group
Greg Ward
Equity Markets Group
Kim Burke
Funds Management Group
Ben Bruck
Risk Management Division
Nick Minogue
Executive Chairman
David Clarke
Treasury and Commodities Group
Andrew Downe
Managing Director and Chief Executive Officer
Allan Moss
Board of Directors
Executive Committee
Deputy Managing Director
Richard Sheppard
Banking and Property Group
Bill Moss
Quantitative Applications Division
John Green
Central Executive
Risk Management Division
Financial Services Group
Peter Maher
Investment Banking Group
Nicholas Moore
Information Services Division
Nigel Smyth

Macquarie's business activities are organised into six principal operating Groups. The concentric design of the organisation chart shown opposite illustrates the non-hierarchical nature of the Bank and the central role of risk management. A network of support areas provides the infrastructure and services that underpin the operation of the Groups. Further information on each of the Groups is contained in later sections.

Management Approach

Macquarie's strength lies in its unique structure and management style, which enables businesses to exercise significant operating freedom balanced by limits on risk and observance of professional standards. Macquarie's management approach fosters an entrepreneurial culture among staff. Strong prudential management is fundamental to this culture. The focus of central management is on risks to the Bank arising from market and industry forces and issues of medium and long-term significance.

Other core elements of Macquarie's culture are:

- Encouraging high ethical and professional standards
- Commitment to clients
- Commitment to growth
- Recruiting, retaining and motivating quality staff
- Aligning staff rewards with those of shareholders
- Strong reporting including financial reporting and risk reporting

Risk Management Approach

Risk is an integral part of Macquarie's businesses. Management of that risk is therefore critical to the Bank's continuing profitability. Strong independent prudential management has been a key to Macquarie's success over many years. Where risk is assumed, it is within a calculated and controlled framework.

The main risks faced by Macquarie are market risk, equity risk, credit risk, liquidity risk, operational risk and legal compliance and documentation risk. Responsibility for these risks lies with the individual businesses giving rise to them. It is the responsibility of Risk Management Division (RMD) to ensure appropriate assessment and management of these risks within Macquarie. These risks are quantified and aggregated in the economic capital model.

The risk management principles followed by Macquarie are:

- Independence – RMD is independent of all other areas of the Bank, reporting directly to the Managing Director and the Board. The Head of the Division is a member of the Bank's Executive Committee. RMD authority is required for all material risk acceptance decisions. The Division identifies, quantifies and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board.
- Centralised prudential management – RMD's responsibility covers the whole of Macquarie, meaning it can assess risks from a Bank-wide perspective and ensure a consistent approach across all areas.
- Approval of all new business activities – Other areas of the Bank cannot undertake new businesses or activities, offer new products or enter new markets without RMD's approval.
- Continuous assessment – RMD continually reviews changes in risks brought about by both external developments and internal circumstances.
- Frequent monitoring – Centralised systems allow RMD to monitor credit and market risks daily. RMD staff liaise closely with other areas of the Bank to ensure that, should any limit breaches occur, they are immediately addressed, and escalated as necessary.

Staff Remuneration

The goal of the Bank's remuneration approach is to drive shareholder returns over the short and longer term by aligning the interests of staff with those of shareholders, and attracting and retaining high quality staff. Since its inception, Macquarie has had a profit-sharing scheme for staff. Profit share is paid out of a pool determined by a formula based on after-tax profit and earnings in excess of the cost of capital. As a result, remuneration is geared to the Bank's performance and aligned to shareholders' interests.

The remuneration of senior executives is heavily weighted towards this performance component, so there is a strong incentive to maximise the Bank's net profit and return on ordinary equity. Further, for Executive Directors, a significant part of their annual profit share (subject to certain limits) is subject to restrictions including vesting arrangements for up to ten years to encourage long-term commitment to the Bank.

Senior staff are also eligible to participate in the Bank's Employee Option Plan. Options vest as to one-third of each tranche after two, three and four years respectively and in the case of Executive Directors may only be exercised if predetermined performance hurdles are met in relation to the Bank's average return on ordinary equity.

The Remuneration Report in the Directors' Report in the Bank's 2006 Annual Review describes in detail the remuneration components and the way that remuneration is designed to align staff and shareholder interests over the short and longer terms.

International Activities

In Australia, Macquarie is a full-service financial institution. Internationally, the Bank's strategy is to expand selectively, seeking to enter markets where its particular skills and expertise deliver real advantage to clients. This approach gives the flexibility to enter new markets as opportunities arise and the ability to respond to the special requirements of individual markets around the world. As a result, Macquarie has established successful positions in a diverse range of international markets.

Macquarie has established alliances with leading local providers in a number of international markets, enabling a marriage of the Bank's technical expertise and specialist skills with the market strength of an existing player. A list of these strategic alliances can be found in Appendix 1 on page 20.

Specialist Funds

Macquarie has established a leading position in specific asset class investor funds (specialist funds). At 31 March 2006, specialist assets under management totalled $A87.6 billion. Specialist funds activities are spread across a number of operating Groups and span sectors including infrastructure (toll roads, airports, communications infrastructure, energy utilities and other asset classes), sector-specific property assets (retail, office, industrial, commercial, global opportunity development), private equity and development capital.

Macquarie's specialist funds management model has been a key growth driver and has been exported to international markets. The Bank believes its experience and expertise give it a competitive advantage in acquiring and managing assets, thereby delivering superior returns to fund investors. Specialist funds are managed by the relevant Group that has the expertise in the assets in which the funds invest.

Listed funds by country are:

Australia

- Macquarie Airports (MAP)
- Macquarie Capital Alliance Group (MCQ)
- Macquarie Communications Infrastructure Group (MCG)
- Macquarie CountryWide Trust (MCW)
- Macquarie DDR Trust (MDT) (jointly managed with Developers Diversified Realty Corporation)
- Macquarie Goodman Group (MGQ)[1]
- Macquarie Infrastructure Group (MIG)
- Macquarie Leisure Trust Group (MLE)
- Macquarie Media Group (MMG)
- Macquarie Office Trust (MOF)[2]
- Macquarie Private Capital Group (MPG)
- Macquarie ProLogis Trust (MPR)[3] (jointly managed with ProLogis)
- ConnectEast Group (CEU)
- Diversified Utility and Energy Trusts (DUE) (jointly managed with AMP Capital Investors Ltd)

Canada

- Macquarie Power & Infrastructure Income Fund (MPT)

USA

- Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (MFD)
- Macquarie Global Infrastructure Total Return Fund (MGU)
- Macquarie Infrastructure Company Trust (MIC)

[1] Macquarie has a 7.9 per cent interest in the stapled securities of MGQ, and various other relationships with MGQ, but it is independently managed.
[2] MOF has a 100 per cent interest in the ordinary units of Macquarie Park Street Trust (MORPA) that has listed securities on offer in the market.
[3] MPR has a 100 per cent interest in the ordinary units of Macquarie ProLogis Income Trust (MPNCA) that has listed securities in the market.

Domestic and international income Total operating income
(excluding earnings on capital)
$A billion
International ■ Domestic □


4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

International operating income by region
(excluding earnings on capital)
%
Africa ■ Americas ■ Asia □
Europe □ New Zealand □


100
80
60
40
20
0
2005
2006

Korea

Macquarie Central Office Corporate Restructuring REIT (MCO)

Macquarie Korea Infrastructure Fund (MKIF)

Singapore

Macquarie International Infrastructure Fund (MIIF)

Macquarie MEAG Prime REIT (MMP)

These funds are described in more detail in the sections that follow and in Appendix 2.

Performance of Specialist Funds

The chart below shows the aggregate accumulated performance of Macquarie's listed funds (it does not include Macquarie Bank) since listing, benchmarked against the All Ordinaries Accumulation Index and the MSCI World Accumulation Index. The funds are weighted by the stocks' market capitalisation and rebalanced monthly or whenever a new stock is listed. Dividends are assumed to be reinvested into the individual stock (not the index as a whole) on the ex-dividend date.

Macquarie family of listed funds accumulated performance versus the All Ordinaries Accumulation and MSCI World Accumulation Indices (to 31 March 2006)

Macquarie Funds[4] Accumulated Performance — MSCI World Index in $A — All Ords Accumulation Index —



600
500
400
300
200
100
0
Mar 1996
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006

Indexed to 100 on 31 December 1995.

[4] Stocks included are Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Goodman Industrial Trust (Macquarie Goodman Group from 2 Feb 2005) , Macquarie Leisure Trust Group, Macquarie Office Trust , Macquarie ProLogis Trust, Southern Cross Fliers, Macquarie DDR Trust, Diversified Utility & Energy Trusts, Macquarie Media Group, Macquarie Power & Infrastructure Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company Trust, Macquarie International Infrastructure Fund, Macquarie Global Infrastructure Total Return Fund, Macquarie Korea Infrastructure Fund, Macquarie Central Office Corporate Restructuring REIT and Macquarie MEAG Prime REIT.

Growth in specialist funds
Assets under management (AUM)
$A billion
Infrastructure ■ Property □ Other ■



100
90
80
70
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
2005
2006

AUM by Sector
as at 31 March 2006
Non-specialist funds □ Retail Property □
Commercial Property □ Industrial Property
Communications Utilities □ Tourism/Leisure &
Residential Property □ Investment Funds
Other ■ Airports □ Roads ■



37.6%
5.5%
5.2%
1.2%
3.7%
7.1%
0.5%
2.9%
6.1%
9.5%
20.7%

Investment Banking Group

Corporate Finance

Macquarie provides advisory and capital raising services to corporate and government clients involved in public mergers and acquisitions (M&A), private treaty acquisitions and divestments, fund raising and corporate restructuring. Activities are aligned into industry groups, reflecting key areas of expertise in infrastructure, resources, telecommunications, media, entertainment and technology (TMeT), property, industrials and financial institutions.

In 2005, Thomson Financial ranked Macquarie's M&A team No.1 in Australia for completing $A45 billion in M&A deals, whilst the equity capital markets team also achieved the No.1 ranking for Australian equity and equity linked securities, raising over $A8 billion. The project finance advisory team also continues to be a market leader with Project Finance International ranking Macquarie No.1 in Asia-Pacific for mandates completed in 2005.

The Group manages a range of specialist funds which continues to be an important part of its strategy. The Group's ability to source and acquire unique assets has allowed it to develop a number of specialist funds globally and increasingly new fund mandates are broadening to include investments extending beyond traditional infrastructure. The funds have provided investors with solid returns since establishment, achieving a compound annual return of 20.1 per cent[1] for all capital raised.

[1] Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for IBF's funds since inception to 31 March 2006 (listed funds at 31 March 2006, unlisted funds as at 31 December 2005). Calculated on an AUD basis. All cashflows converted at historic rates.

The Group manages major listed specialist funds including:

- Macquarie Infrastructure Group (MIG) – an ASX listed fund investing in toll roads in OECD countries including Chicago Skyway, Dulles Greenway, South Bay Expressway and Indiana toll road (subject to financial close) in the US, Highway 407 in Canada, M6 Toll in the UK and the Autoroutes Paris-Rhin-Rhône motorway in France.
- Macquarie Airports (MAP) – an ASX listed fund investing in international airports. Currently holds stakes in Bristol, Birmingham, Brussels, Copenhagen, Sydney and Rome airports.
- Macquarie Communications Infrastructure Group (MCG) – an ASX listed fund investing in communications infrastructure. Owns 100 per cent of Broadcast Australia and majority owner of Arqiva in the UK.
- Diversified Utility and Energy Trusts (DUE) – an ASX listed energy utility fund, with stakes in four gas and electricity distribution and transmission networks in Australia, jointly managed with AMP Capital Investors Ltd.
- Macquarie Capital Alliance Group (MCQ) – an ASX listed fund with a broad global investment mandate (excluding property). Investments include Retirement Care Australia, Zig Inge Group, European Directories and Red Bee Media.
- Macquarie Infrastructure Company Trust (MIC) – a New York Stock Exchange listed entity investing in a diversified group of infrastructure businesses in the US and other developed countries.
- Macquarie Power & Infrastructure Income Fund (MPT) – a Toronto Stock Exchange listed fund targeting power and infrastructure assets in North America. Owns 100 per cent of Cardinal Power in Ontario and acquired a 45 per cent equity interest in Canadian long-term care provider Leisureworld Inc.

Contribution to profit

based on internal management accounts before tax and profit share	Full year to 31 March 2006	Full year to 31 March 2005
	58%	51%


58%

Contribution FY 2006

Corporate Finance (including Investment Banking Funds (IBF))[1]	40%
Macquarie Securities	11%
Financial Products	4%
Macquarie Capital	3%
Total Investment Banking Group	58%

[1] Previously Infrastructure and Specialised Funds

- Macquarie International Infrastructure Fund (MIIF) – a Singapore Stock Exchange listed fund investing directly and indirectly in a diversified portfolio of global infrastructure assets.
- Macquarie Media Group™ (MMG) – an ASX listed fund investing in media assets globally. Owns Macquarie Regional Radioworks and a stake in Taiwan Broadband Communications.
- Macquarie Korea Infrastructure Fund – jointly managed with Shinhan Bank, dually listed on the Korean Stock Exchange and London Stock Exchange, the Fund invests predominantly in South Korean toll roads and tunnels. Investments include the Incheon International Airport Expressway, Cheonan-Nonsan Expressway and Machang Bridge.

Major unlisted entities managed by the Group include:

- Macquarie Essential Assets Partnership – invests primarily in essential infrastructure assets in North America. Investments include Altalink, the Sea-to-Sky Highway Improvement Project and the Edmonton Ring Road Project (Canada) and the Michigan Electric Transmission Company (US).
- Macquarie Global Infrastructure Fund I and II – invests in a variety of smaller infrastructure investments globally.
- The South Africa Infrastructure Fund and African Infrastructure Investment Fund – jointly managed with Old Mutual Asset Managers of South Africa. Both funds target equity investments in sub-Saharan Africa.
- Macquarie Korea Opportunities Fund – invests in Korean infrastructure and other specialised assets.
- Macquarie European Infrastructure Fund – invests in European infrastructure assets. Investments include utilities, airports, rail, roads, renewable energy generation and ferry operations.
- Global Star Korea Fund, LP – Korean private equity fund jointly managed with Ilshin Investment Company. Invests in small to mid-cap companies in South Korea.
- Macquarie Investment Trusts II, III & IV – Australian private equity funds.

Macquarie Securities
Macquarie Securities is an Asia Pacific cash equity business, operating globally with equity research analysts, sales and sales trading staff covering over 850 stocks across the region and servicing international investors globally. The business continues to benefit from the growing equity capital markets capability of the Group in Asia.

Financial Products
Macquarie advises on and participates in corporate and project financing transactions where there is a wide range of structuring and accounting issues. The Division uses its technical skills to provide a key competitive advantage in these transactions. The Division also manufactures and distributes a number of retail financial products including the Fusion and Fortress Funds, Australian Forestry product, infrastructure bonds and loan funds and specialised equity in the US.

Macquarie Capital (Leasing and Asset Financing)
At 31 March 2006, the Division's portfolio of loans and leases exceeded $A4.5 billion across a range of different industries in select international markets. Macquarie provides finance, leasing, trading, sourcing and remarketing services in industries where it has specialist skills and experience. These industries include information technology, electronics manufacturing, motor vehicles, plant and equipment, telecommunications, aviation engines, transportation, vendor financing and utility meters.

Staff	2,382
Activities	The Investment Banking Group brings together the Bank's wholesale structuring, underwriting, corporate advisory, investment banking funds, private equity, specialised equipment financing, institutional stockbroking and equities research capabilities.
Locations	Abu Dhabi, Australia, Austria, Canada, China, France, Germany, Hong Kong, India, Indonesia, Ireland, Italy, Japan, Malaysia, Netherlands, New Zealand, Philippines, Singapore, South Africa, South Korea, Switzerland, Taiwan, Thailand, UK and US.

Treasury and Commodities Group

Metals and Energy Capital

The Metals and Energy Capital Division provides equity and debt finance to the metals and oil and gas sectors. It also provides price making, derivative trading and structured hedging facilities to the global base and precious metals sectors and in conjunction with the Commodity Markets Division, the energy sector. Operating on a 24-hour basis, the Division is a price-maker to the professional market in base and precious metals and is a principal provider of liquidity in the Asian time zone. The Division is an associate broker clearing member of the London Metal Exchange and a full member of the London Bullion Market Association.

Foreign Exchange

The Foreign Exchange Division provides 24-hour interbank price-making services in all currency pairs based from one central dealing room in Sydney. The Division also provides services across all of these currencies and tailor-made products to corporates and institutions in Australia and globally. It also maintains an active internet currency trading platform servicing the Japanese retail trading market.

Commodity Markets

Agricultural Commodities and Energy Markets merged during the year to form the Commodity Markets Division (CMD). CMD is a global business comprising 160 professional staff spread across North and South America, the United Kingdom, Asia and Australia. It provides risk management, structured financing, commodity investor products and selected physical commodity solutions to a broad customer base. CMD provides services across the energy spectrum (crude oil, fuel oil, heating oil, gasoline, distillates – gas oil and jet fuel, naphtha and natural gas) and agricultural commodities (grains, soy complex, sugar, coffee, cotton, cocoa, ethanol). The Division is active in physical cotton trading and physical gas trading and distribution, as well as physical ethanol trading through a joint venture with Lansing Grain Company, LLC.

Debt Markets

The Debt Markets Division arranges and places debt for clients, providing primary and secondary market liquidity in government inflation-linked, corporate, global and asset-backed securities. The Division also provides risk management solutions through structured securities and derivative-based products relating to credit and interest rate risk. The Division is a market leader in Australia in the securitisation of mortgages and other homogeneous asset pools and also in the arrangement and placement of inflation-linked securities.

Futures

The Futures Division provides a full range of broking and clearing services for Australian and international futures exchanges. The Division is a leading provider of these services in the Australian market and a growing provider of services to international markets. It operates from offices in Sydney, Melbourne, Brisbane, London, New York, Hong Kong and Tokyo. The Division makes extensive use of proprietary technology to provide clients with customised execution and clearing solutions including direct market access and straight through processing.

Treasury

The Treasury Division conservatively manages the funding, liquidity and interest rate risk of the Bank and is an active participant in global funding markets. The Division also maintains the Bank's relationships with international rating agencies.

Economic Research

Economic Research is the Bank's central source of economic and financial trend analysis that services clients and businesses within Macquarie. The Division regularly provides tailored research and advice addressing the specific needs of a broad range of institutional and retail clients and is now one of Australia's most highly ranked research and advisory teams.

Contribution to profit

based on internal management accounts before tax and profit share	Full year to 31 March 2006	Full year to 31 March 2005
	16%	13%


16%

Staff	500
Activities	Treasury and Commodities Group activities include trading and related activities in a broad range of financial and a growing number of physical markets. Activities range across foreign exchange, debt and futures, as well as commodities including metals, energy and agriculture. The Group provides clients globally with over-the-counter and structured hedging and financing solutions and is recognised as a leader across a number of markets. The Group's focus is on selective geographic expansion and continued product innovation in its chosen markets.
Locations	Australia, Brazil, Canada, China, Hong Kong, Japan, South Africa, South Korea, UAE, UK and US.

Equity Markets Group is a participant in global primary and secondary markets for equity-linked products and undertakes proprietary arbitrage style trading in equity markets. It also offers investors access to a range of hedge fund products.

Domestic
Macquarie is a market leader in offering equity-linked investment and risk management products, as well as hedge funds and related products, to retail and wholesale investors in Australia.

International
Internationally, Equity Markets Group is a niche issuer and distributor of equity-linked products in a number of markets, predominantly in Asia. The Group trades listed securities on stock exchanges in Asia, Europe and North and South America.

The Group undertakes strategic business alliances with partners in markets where access would otherwise be difficult or impossible. The Group has successful and long standing alliances with Woori Bank of Korea and Nedbank in South Africa.

Hedge Funds
The Group's hedge fund business offers clients a range of products:

- Single strategy fund exposure is available directly via the Macquarie Newton Specialist Funds, which allows investors to participate in absolute return strategies. These funds are being marketed directly to retail and wholesale customers and to international fund of hedge fund managers.
- Funds of funds are offered via Macquarie Equinox, a retail product offering hedge fund strategies with capital protection at maturity.
- Fund hedging products are offered to hedge fund managers, allowing them to tailor their products for the retail market by offering features such as capital protection.

Contribution to profit based on internal management accounts before tax and profit share	Full year to 31 March 2006	Full year to 31 March 2005
	11%	9%


11%

Staff	393
Activities	Equity Markets Group undertakes the Bank's equity derivatives activities and proprietary trading in global equity markets. It utilises its risk management skills to originate equity-based financial solutions and products for retail and wholesale clients globally and also operates the Bank's equity finance and hedge fund operations.
Locations	Australia, Brazil, Germany, Hong Kong, Japan, Singapore, South Africa, South Korea, UK and US.

During the year, the Banking and Property Group refocused into two Divisional groupings: Real Estate, including funds management, real estate investment banking and development finance, and Banking and Securitisation, including business banking, mortgages, and margin and consumer lending.

Macquarie Real Estate (previously Macquarie Property)
Macquarie Property changed its name to Macquarie Real Estate to reflect the significant international business growth and expansion of the business.

Macquarie Real Estate is a diverse, international business with a unique blend of real estate and financial expertise, across a number of locations and products. It offers a range of services including funds management, wholesale equity raising, investment and development finance, development management, property securitisation, asset management, advisory and research. The major components are Real Estate Structured Finance and Real Estate Capital.

Real Estate Structured Finance
Macquarie's Real Estate Structured Finance Division is a leading provider of financing solutions for real estate projects and clients across all major real estate sectors. Services include real estate project financing across senior and mezzanine debt as well as equity funding. Over the past 20 years, it has funded more than 12,000 residential dwellings, and numerous commercial and industrial projects. The business specialises in creating full finance solutions for clients encompassing development finance, acquisition and repositioning, tailored financing and structuring complex transactions, actively participating and investing in joint ventures with clients, and managing and sharing project risk. The Real Estate Structured Finance Division has active projects in Australia, the UK and on the west coast of the US.

Real Estate Capital
Macquarie's Real Estate Capital business has been formed from the integration of the real estate investment banking and real estate funds management activities. This integration allows the blending of skills that covers the spectrum of real estate transactions.

Real Estate Capital is a market leader in real estate management, development and fund management, deal sourcing, advisory, structuring and financing, real estate securitisation and equity capital raising, with businesses located in Australia, Asia, US, Africa and Europe.

The business specialises in the sponsorship, establishment and management of specialist listed REITs and unlisted investment vehicles.

- Since inception, the Macquarie suite of listed REITs has consistently out-performed local and global benchmarks.
- In the 12 months to 31 March 2006, Macquarie was the number one listed real estate equity raiser in Australia and Asia with over $A2.1 billion raised.
- Macquarie, and its associates, manage more funds in more locations than any other listed real estate funds manager globally and is the second largest by market capitalisation across the Asia Pacific region. A comprehensive list of funds can be found in Appendix 2.
- Macquarie Real Estate continues to grow its real estate funds management platform in the North American market and, through the real estate trusts it manages either solely or in partnership, was the leading foreign investor in US real estate over the last 12 months.

Contribution to profit based on internal management accounts before tax and profit share	Full year to 31 March 2006	Full year to 31 March 2005
	9%	22%[1]


9%

Staff	1,238
Activities	The Banking and Property Group encompasses real estate funds management, investment and development finance, wholesale equity raising, real estate development and development management, mortgages, securitisation, business banking services, and consumer and margin lending. Over $A28.1 billion in property fund assets and $A18.8 billion in residential mortgages are managed by the Group and its associates. The Group's focus is to continue to take advantage of geographic expansion in specialist real estate funds, finance and mortgage securitisation.
Locations	Australia, China, Hong Kong, Italy, Japan, Singapore, South Korea, UK and US.

[1] Included a significant gain from the formation of the Macquarie Goodman Group.

Macquarie's interest in Macquarie Global Property Advisors (MGPA) was established in July 2004. MGPA is a joint venture investment advisory company focused on private equity real estate investment in Europe and Asia. MGPA manages private real estate investment funds on behalf of clients. Macquarie Global Property Fund II closed in September 2005 having raised approximately $US1.3 billion, and $US245 million has already been committed to new assets. MGPA's Global Fund I manages over $US2.7 billion in assets across Europe and Asia.

Macquarie Real Estate Capital's investment banking business facilitates complex transactions, providing effective risk management and often co-investing with clients to deliver superior returns.

Macquarie Real Estate Capital Division is also involved in real estate development projects around the world. In Australia, it owns the national award winning developer Urban Pacific Ltd and is in joint venture with Great White Shark Enterprises in Medallist Developments (also in the US and South Africa). In China, it is a partner in First China Property Group, a residential developer, and worldwide is looking to create premier lifestyle communities with international partners in growth economies such as India.

Macquarie Capital Partners (MCP) is Macquarie's global real estate investment banking joint venture which conducts specialist wholesale equity raising activities and advisory services in both North America and Europe.

Banking and Securitisation

The Banking and Securitisation Divisions bring together Macquarie's retail lending and banking businesses. As the businesses have grown and continue to grow, the synergies between these Divisions for cross marketing, client relationship management, credit management and new product development will allow for a better utilization of experience and resources.

Mortgages and Securitisation

Mortgages and Securitisation specialises in mortgage origination and funding through securitisation and is Australia's largest issuer of mortgage backed securities into domestic and international markets. Macquarie has mortgage businesses currently operating in Australia, the US and Italy.

The Australian business has continued to increase market share and now manages a loan portfolio of $A18.2 billion. The US operation has continued to expand its product offering, geographic presence and technological capabilities. The Italian mortgage business commenced operations in July 2005.

Margin Lending

Macquarie provides a range of margin lending and protected lending products throughout Australia and New Zealand. Since 31 March 2005, margin and capital protected loan portfolios together grew by 30 per cent to $A3.3 billion. The business distributes through a broad range of financial planners, advisers and brokers.

Consumer Lending

Macquarie provides a range of consumer lending products in Australia. The business was acquired in July 2005 and distributes secured and unsecured personal loans through a growing number of retailers, brokers and other intermediaries.

Business Banking

Business Banking provides innovative banking services to successful small to medium businesses, professionals and high net worth investors.

The Division's products and facilities help finance business growth, business and property acquisition, as well as succession planning. It also provides unique deposit facilities and payment collection systems to the professional services sector.

Other core activities include financing business insurance premiums and providing flexible lending facilities to active property investors.

The Division continues to expand its reach nationally, recently opening an office in Broadbeach on the Gold Coast. It also has offices in Sydney, Parramatta, Newcastle, Melbourne, Brisbane, Adelaide and Perth.

Financial Services Group

The Group consists of two key Australasian-based divisions, Macquarie Adviser Services and Macquarie Financial Services, which together service almost 650,000 clients. In addition, the Group has a team focused on exploring other international investment and product distribution opportunities.

Macquarie Adviser Services (MAS)
MAS manages relationships with external financial intermediaries and provides sales service and product management of in-house and external products including retail superannuation. This includes the $A12.0 billion Macquarie Cash Management Trust, the leading cash management trust in the Australian market, and the Macquarie Wrap administration service which has $A19.2 billion in funds under administration.

In March 2005, MAS introduced a third party managed fund distribution business with the launch of "The Professional Series". This business combines MAS's expertise in fund administration, distribution, marketing and service with the specialist investment skills of a select number of global and domestic fund managers. In the 12 months since it was launched, the Professional Series has attracted investments of $A814 million.

In June 2005, MAS acquired Australia's leading financial planning software company, Coin Software, which allowed it to extensively expand its service offering to financial intermediaries throughout Australia. MAS has also launched its on-line personal insurance platform to help advisers ensure their clients are adequately covered. In the 2003, 2004 and 2005 ASSIRT Service Level Surveys of more than 700 financial planners, MAS was ranked first in the "Best Fund Manager" category.

Macquarie Financial Services (MFS)
MFS maintains direct relationships with approximately 232,000 clients. Services include:

— full-service stockbroking and investment planning
— online stockbroking
— strategic financial planning
— executive wealth management
— private banking
— private portfolio management

MFS's stockbroking business is one of Australia's leading full-service stockbrokers and during 2004 and 2005 the Division grew its adviser base as well as its client numbers. The full-service stockbroking business now ranks consistently in the top three in the country in retail stockbroking volumes. MFS Private Banking and Macquarie Private Portfolio Management have increased their businesses to now have more than $A1.8 billion funds under advice and management. MFS has significantly expanded its client offerings with the opening of its new Canberra and Thailand offices and continues to look internationally for growth opportunities.

Contribution to profit

based on internal management accounts before tax and profit share	Full year to 31 March 2006	Full year to 31 March 2005
	4%	4%


4%

Staff	1,182
Activities	The Financial Services Group is the primary relationship manager for the Bank's retail client base in Australia, New Zealand and Thailand. Services include the distribution of the Cash Management Trust, Wrap and superannuation administration platforms, relationship management for 15,000 independent financial advisers throughout Australia, as well as stockbroking, private banking and wealth management. The Group is now benefiting from five years of investment and a diversification of its business to include the manufacture of managed funds and the distribution of third party funds.
Locations	Australia, New Zealand and Thailand.

Funds Management Group

Macquarie Funds Management is one of Australia's largest fund managers and provides an innovative range of investment solutions to superannuation funds, corporates, financial advisers, platforms and retail investors in Australia and internationally.

With over 25 years of funds management experience, Macquarie Funds Management is a full-service manager, spanning all major asset classes. Within each asset class, investors are able to access a range of investment styles across the full risk spectrum, including:

Cash and Fixed Interest – Australia's largest cash manager and one of Australia's leading fixed interest managers. Macquarie Funds Management has built a reputation for excellence in a diverse range of products including active, enhanced and indexed funds, over both Australian and international securities.

Australian and International Equities – a style neutral investment process is offered to investors across a range of active risk levels including enhanced index, market neutral, long/short and small companies funds.

Listed Property – a recognised market leader in the management of listed property securities, the team offers investment solutions in Australian and global listed property securities.

Currency – management of currency exposures via both dynamic and static currency hedging. The Global Active Currency Fund has gained strong support from international and Australian investors seeking alternative sources of return enhancement.

Private Equity – a market leader of innovative private equity solutions, including the ASX listed Macquarie Private Capital Group and the Macquarie Global Private Equity Securities Fund, with products available to both the institutional and retail markets.

Infrastructure Securities – in a joint initiative with the Investment Banking Group, Macquarie Funds Management manages the first global infrastructure securities fund in Australia, the Macquarie International Infrastructure Securities Fund.

Macquarie Funds Management is noted for product innovation, including True Indexing™, a unique offer from Macquarie providing exact index returns for no management fees. Macquarie currently offers this over Australian equities, listed property trusts, cash, Australian fixed interest and global fixed interest.

In South Korea, Macquarie – IMM Investment Management, an incorporated joint venture with IMM & Co., offers pooled and separately managed funds for institutional and retail investors in local equities, fixed interest and diversified investments. The Group recently opened an office in Hong Kong to expand its private equity fund-of-funds operations in Asia.

Contribution to profit

based on internal management accounts before tax and profit share	Full year to 31 March 2006	Full year to 31 March 2005
	2%	1%


2%

Staff	183
Activities	The Group focuses exclusively on the management of securities. It manages funds across the full spectrum of asset classes with $A51.5 billion in assets under management at 31 March 2006. The Group markets its products in Australia and internationally.
Locations	Australia, Hong Kong, South Korea, and US.

Share and Ratings Information

Shareholder Base
The Bank's ordinary shares have been quoted on the Australian Stock Exchange since 29 July 1996. The Bank now has a broad shareholder base with about 35 per cent of issued capital held by Australian investment institutions and about 30 per cent by international institutions.

On 31 March 2006 there were approximately 62,000 ordinary shareholders. Staff held approximately 5 per cent of fully paid issued capital and all of the employee options.

Macquarie's market capitalisation at 31 March 2006 was $A15.0 billion.

Ordinary Dividends
The Bank targets a payout ratio for full-year ordinary dividends in the range of 50 per cent to 60 per cent of net earnings . Recent past dividends have been franked to 90 per cent but the 2006 Final Dividend of 125 cents per share was franked to 100 per cent. It is expected that dividends for the next 18 to 24 months will be fully franked and thereafter at least 80 per cent franked, subject to the future composition of income.

Dividends to Ordinary Shareholders

	2006 Financial Year		
	Interim	**Final**	**Full Year**
Ordinary (cents per share)	90	125	215

The Bank also provides ordinary shareholders with access to a Dividend Reinvestment Plan (DRP). The DRP provides investors with the choice of applying dividends from their ordinary shares to acquire new fully paid shares, at a discount of 2.5 per cent to the market price (as defined in the rules of the DRP), rather than receiving cash. No brokerage is incurred.

Macquarie Income Securities (MIS): ASX Code MBLHB
The MIS were issued in 1999 with a face value of $A100 each. There are four million MIS on issue which pay interest quarterly in arrears at the rate determined quarterly by adding 1.7 per cent per annum to the 90-day bank bill reference rate. The MIS are perpetual in nature. For detailed terms and conditions refer to the MIS prospectus which is available at www.macquarie.com.au/shareholdercentre.

Macquarie Income Preferred Securities (MIPS)
MIPS are Tier 1 eligible hybrid securities issued by a special purpose partnership controlled by entities within the Macquarie Bank Group. MIPS were issued in September 2004 with a face value of £50,000 each.

There are 7,000 securities on issue which pay a distribution semi annually in arrears at 6.177 per cent per annum and are perpetual in nature. MIPS are quoted on the Luxembourg Stock Exchange. Distributions are subject to certain conditions. For detailed terms and conditions refer to the Preferred Security Offering Circular which is available at www.macquarie.com.au/shareholdercentre.

Macquarie Bank American Depository Receipts (ADR): Ticker symbol MQBKY
The Macquarie Bank Level One ADR program was declared "effective" by the US Securities and Exchange Commission (SEC) on 1 June 2005. This program allows US investors to trade Macquarie Bank shares over the counter in US dollars.

The depository for the program is The Bank of New York and further information can be obtained on its website at www.adrbny.com.

Index Participation: ASX code MBL
Macquarie Bank's fully paid ordinary shares are included in the following stock exchange indices:

- All Ordinaries Index
- S&P/ASX 20, 50, 100, 200 and 300
- FT International Australia
- MSCI Australia
- Dow Jones World Index

Ratings
at 31 March 2006

	Short term	Long term	Outlook
Fitch Ratings	F1	A+	Stable
Moody's Investors Service	P1	A2	Positive
Standard & Poor's	A1	A	Stable

Macquarie Bank monthly share price and volume since listing
(to 31 March 2006)
Monthly volume in millions
Volume ■ Price ($) —
Month end share price $A



40
35
30
25
20
15
10
5
0
80
70
60
50
40
30
20
10
0
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006

Data commences on 29 July 1996

Shareholder Calendar 2006

2006	Event
16 January	MIS distribution
1 February	Operational briefing
31 March	Full year financial year end
18 April	MIS distribution; MIPS distribution
16 May	Full-year result announcement
26 May	Record date for ordinary final dividend
5 July	Payment of ordinary final dividend
17 July	MIS distribution
20 July	2006 Annual General Meeting
30 September	First half financial year end
16 October	MIS distribution; MIPS distribution
14 November	Half-year result announcement
24 November	Record date for ordinary interim dividend
15 December	Payment of ordinary interim dividend

Directory

Senior Management

		Date joined
Executive Chairman	David Clarke	1971
Managing Director and Chief Executive Officer	Allan Moss	1977
Deputy Managing Director	Richard Sheppard	1975
Investment Banking Group Head	Nicholas Moore	1986
Treasury and Commodities Group Head	Andrew Downe	1985
Banking and Property Group Head	Bill Moss	1984
Equity Markets Group Head	Kim Burke	1992
Financial Services Group Head	Peter Maher	2000
Funds Management Group Head	Ben Bruck	1989
Chief Financial Officer and Corporate Affairs Group Head	Greg Ward	1996
Risk Management Division Head	Nick Minogue	1993
Information Services Division Head	Nigel Smyth	1999
Deputy Chairman and Investment Banking Group Executive Director	Mark Johnson	1987
Joint Head of Corporate Finance	Michael Carapiet	1985

Analysts

The following analysts[1] produce reports on Macquarie Bank and can be contacted directly for further information:

Company	Analyst	Contact Number	E-mail
ABN Amro	John Heagerty	+61 2 8259 6860	john.heagerty@au.abnamro.com
Aegis	Peter Rae	+61 2 8296 1151	peter.rae@aer.com.au
CSFB	James Ellis	+61 2 8205 4531	james.ellis@csfb.com
Capital Partners	Gerald Stack	+61 2 8274 5901	gstack@capitalpartners.com.au
Citigroup	Craig Williams	+61 3 8643 9765	craig.williams@citigroup.com
Deutsche Bank	Ross Brown	+61 2 8258 2619	ross.brown@db.com
Goldman Sachs JB Were	James Freeman	+61 3 9679 1078	james.freeman@gsjbw.com
JP Morgan	Brian Johnson	+61 2 9220 1605	brian.d.johnson@jpmorgan.com
Merrill Lynch	Matthew Davison	+61 2 9226 5701	matthew.davison@ml.com
UBS	Jeff Emmanuel	+61 2 9324 3862	jeff.emmanuel@ubs.com
Wilson HTM	Brett Le Mesurier	+61 2 8247 6642	brett.lemesurier@wilsonhtm.com.au

[1] As at 31 March 2006

International Strategic Alliances

Country/Alliance Partner	Macquarie Operating Group	Alliance Description
China		
Schroders Asian Properties LP	Banking & Property Group	First China Property Ltd is a joint venture established with Schroders Asian Properties LP to undertake residential property development, funds management and project and investment consulting activities in Shanghai
Tianjin Macquarie Property Development Management Company Ltd	Banking & Property Group	Foreign investment into residential housing developments
Hong Kong		
Macquarie Goodman Asia	Banking & Property Group	Creating an industrial REIT management company in Asia
Japan		
Development Bank of Japan	Investment Banking Group	Infrastructure funds management, specifically the management of the Japan Infrastructure Group
Matsui Securities	Treasury & Commodities	Foreign Exchange Division provides 24-hour product and pricing to Matsui's retail customers
Shinsei Bank, Ltd	Investment Banking Group	The Macquarie Shinshei Advisory Co., Ltd joint venture is focused on advisory services in relation to the acquisition and management of infrastructure assets including telecommunications, media and transportation in Japan
Korea		
IMM Asset Management	Funds Management Group	Wholesale and retail funds management
Shinhan Financial Group Co. Ltd	Investment Banking Group	A joint venture with Shinhan Financial Group focusing on financial advisory, project finance advisory, infrastructure management and specialised funds
Kookmin Bank	Treasury & Commodities	Treasury derivatives expertise and technology
Woori Bank	Equity Markets Group	Full range of equity derivatives activities
Ilshin Investment Co. Ltd	Investment Banking Group	Global Star Korea Fund, LP is a joint venture with Ilshin Investment Co. focused on private equity transactions through investments in small to mid-cap companies in South Korea
South Africa		
Nedbank Ltd	Equity Markets Group	Full range of equity derivatives activities
Old Mutual Asset Managers	Investment Banking Group	The African Infrastructure Investment Management Pty Ltd joint venture is focused on infrastructure funds management in sub-Saharan Africa, including the management of the South Africa Infrastructure Fund and African Infrastructure Investment Fund
Singapore		
Ergo Trust GmbH, Investmore Enterprises Ltd	Banking & Property Group	A joint venture between Macquarie, Ergo Trust GmbH and Investmore Enterprises Ltd to manage the Singapore listed Macquarie MEAG Prime REIT which owns two landmark buildings in Orchard Avenue, Singapore

Country/Alliance Partner	Macquarie Operating Group	Alliance Description
Thailand		
TMB Bank	Investment Banking Group	The TMB Macquarie Securities joint venture is focused on stockbroking, equity research, equity capital markets, corporate finance and infrastructure funds management
TMB Bank	Financial Services Group	TMB Macquarie Securities (Thailand) Ltd is a joint venture focused on retail stockbroking, research and mutual funds
United Arab Emirates		
Abu Dhabi Commercial Bank	Treasury & Commodities	Treasury and commodities derivatives expertise and technology
Abu Dhabi Commercial Bank	Investment Banking Group	The ADCB Macquarie Corporate Finance LLC joint venture is focused on project finance advisory, infrastructure funds management and mergers and acquisition advisory to clients in United Arab Emirates, Gulf Corporation Council Countries, the Middle East and Africa
United Kingdom		
Royal Bank of Scotland	Treasury & Commodities	Commodity derivatives expertise and technology
Macquarie Global Property Advisors	Banking & Property Group	A joint venture investment advisory company focused on private equity real estate opportunities in Europe and Asia
Akeler Holdings SA	Banking & Property Group	AM Investment Management Ltd is a joint venture between Macquarie and Akeler, a UK-based office park developer, to manage and grow a portfolio of office park assets in the UK
United States		
Great White Shark Enterprises	Banking & Property Group	Medallist Developments is a golf course-based residential property development (incorporated) joint venture with Greg Norman's Great White Shark Enterprises
Macquarie Capital Partners LLC	Banking & Property Group	A global real estate investment banking partnership
ProLogis LLC	Banking & Property Group	Macquarie ProLogis Management is an incorporated joint venture between Macquarie and ProLogis to manage the ASX-listed Macquarie ProLogis Trust, which invests in industrial property in the US
Regency Centers LLC	Banking & Property Group	Macquarie CountryWide Regency LLC is an incorporated joint venture between Macquarie CountryWide Trust and Regency Centers for the management of, and investment in, US neighbourhood shopping centre assets
Developers Diversified Realty LLC	Banking & Property Group	Macquarie DDR Management is an incorporated joint venture between Macquarie and Developers Diversified Realty to manage the ASX listed Macquarie DDR Trust, which invests in US community retail shopping and power centre assets
Archstone Smith	Banking & Property Group	A strategic alliance to explore investment opportunities in the US market and capital raising opportunities in the Australian market
Lansing Grain Company LLC	Treasury & Commodities	Lansing Ethanol Services LLC is a physical ethanol trading joint venture with Lansing Grain Company

Assets and Equity Under Management

The tables in this section provide information that can be used as a general basis for the calculation of funds management base fees. It also indicates Macquarie's ownership of the management company and holding in the relevant fund.

Funds management base fees for property specialist funds, some other specialist funds and Funds Management and Financial Services funds are closely aligned with the AUM measure. However, the funds management base fees of a number of infrastructure funds and some other specialist funds are more closely aligned to an equity under management (EUM) measure, which is shown in the table overleaf.

Assets Under Management

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	MBL Group holding 31 March 2006 (%)[1]	Assets under management As at		
					Mar 06 $m	Sep 05 $m	Mar 05 $m
Specialist Funds							
Infrastructure							
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund	100	Mar 04	Listed on NYSE	–	**415**	386	363
Macquarie Global Infrastructure Total Return Fund	100	Aug 05	Listed on NYSE	–	**570**	590	–
Total Listed Infrastructure (excluding those disclosed in EUM)					**985**	976	363
Property							
Macquarie Central Office Corporate Restructuring REIT	100	Jan 04	Listed on KRX	12	**246**	210	212
Macquarie CountryWide	100	Nov 95	MCW	6	**5,222**	4,523	4,289
Macquarie DDR	50	Nov 03	MDT	2	**1,344**	1,275	1,078
Macquarie Goodman Group	8	Feb 05	MGQ	8	**416**	437	349
Macquarie Goodman Property Trust	8	Jun 99	Listed on NZX	–	**64**	43	42
Macquarie Leisure	100	Jul 98	MLE	5	**387**	353	322
Macquarie MEAG Prime REIT	50	Sep 05	Listed on SGX	20	**585**	–	–
Macquarie Office	100	Nov 93	MOF	4	**5,156**	3,726	3,425
Macquarie ProLogis	50	Jun 02	MPR	2	**1,106**	938	819
Total Listed Property					**14,526**	11,505	10,536
Total Unlisted Property					**2,934**	2,837	2,326
Total Property					**17,460**	14,342	12,862
Other							
Macquarie Fortress Australia Notes Trust	67	May 05	MFNHA	2	**476**	219	–
Macquarie New Zealand Fortress Notes Trust	67	May 05	Listed on NZX	–	**97**	102	–
Macquarie Private Capital Group	100	Mar 05	MPG	–	**67**	60	–
Total Listed Other					**640**	381	–
Total Unlisted Other					**3,381**	2,724	3,265
Total Other (excluding those disclosed in EUM)					**4,021**	3,105	3,265
Funds Management and Financial Services							
Retail	100	Unlisted			**14,981**	14,724	13,248
Wholesale:							
Macquarie Funds Management	100	Unlisted			**31,706**	28,751	25,663
Macquarie-IMM Investment Mgt Co. Ltd	65	Unlisted			**5,530**	4,625	3,534
Brook Asset Management[2]	49	Unlisted			**473**	–	–
Total Funds Management and Financial Services					**52,690**	48,100	42,445

[1] MBL Group Holdings at 31 March 2006 represents Macquarie's economic interest in the fund.

[2] AUM for Brook Asset Management is reported for the first time at March 2006. Macquarie acquired a 49% interest in Brook Asset Management in December 2004.

[3] At 31 March 2006, this includes the final instalment of the MMG IPO ($401 million).

[4] Mandated Assets are assets for which Macquarie is engaged by a third party to perform specific investment management functions on behalf of that party.

[5] Third party equity in Macquarie-led Consortia is the amount of third party capital invested in assets through consortia led by Macquarie-managed funds. A fee is payable by consortia members to Macquarie upon disposal of their holding in that asset or a future date if their return exceeds a relevant benchmark return.

[6] Assets directly held by the MBL group acquired with a view that they may be sold into new or existing IBF funds. At 31 March 2006, this includes interests in Smarte Carte, European Directories, Icon Parking, Creative Broadcast Services (Red Bee Media) and others.

[7] Uncalled commitments include any capital committed to investments but not yet called.

Equity Under Management

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	MBLGroup holding 31 March 2006 (%)[1]	Equity under management As at Mar 06 $m	Sep 05 $m	Mar 05 $m
Listed Funds							
Market Capitalisation							
ConnectEast Group	100	Nov 04	CEU	3	**1,466**	935	731
Diversified Utility and Energy Trusts	50	Aug 04	DUE	1	**589**	558	494
Macquarie Airports	100	Apr 02	MAP	14	**5,570**	5,271	4,934
Macquarie Airports Reset Exchange Securities Trust	100	Dec 04	MAZPA	–	**484**	480	471
Macquarie Capital Alliance Group	100	Apr 05	MCQ	10	**883**	500	–
Macquarie Communications Infrastructure Group	100	Aug 02	MCG	11	**2,310**	2,342	2,215
Macquarie Infrastructure Company	100	Dec 04	Listed on NYSE	7	**1,209**	1,001	964
Macquarie Infrastructure Group	100	Dec 96	MIG	1	**9,432**	9,539	7,794
Macquarie International Infrastructure Fund	100	May 05	Listed on SGX	8	**1,067**	679	–
Macquarie Korea Infrastructure Fund	50	Mar 06	Listed on KRX & LSE	4	**1,566**	–	–
Macquarie Media Group	100	Nov 05	MMGCA	20	**549**	–	–
Macquarie Power & Infrastructure Income Fund	100	Apr 04	Listed on TSX	–	**349**	264	247
Southern Cross FLIERS Trust	100	Aug 02	SCF	–	**669**	677	680
Total Listed Funds – Market Capitalisation					**26,143**	22,246	18,530
Underwritten or Committed Future Capital Raisings							
ConnectEast Group					**–**	491	491
Macquarie Capital Alliance Group					**–**	500	1,000
Macquarie Media Group					**401**	–	–
Macquarie Power & Infrastructure Income Fund					**–**	73	–
Total Listed Funds – Underwritten or Committed Future Capital Raisings[3]					**401**	1,064	1,491
Total IBF Equity Under Management – Listed Funds					**26,544**	23,310	20,021
Unlisted Funds & Mandated Assets[4]							
Called Capital							
Macquarie Airports Group	100	Unlisted		–	**1,013**	945	1,005
Macquarie Essential Assets Partnership	100	Unlisted		7	**206**	194	184
Macquarie European Infrastructure Fund	100	Unlisted		5	**1,094**	1,026	894
Macquarie Global Infrastructure Funds	100	Unlisted		–	**437**	359	300
Macquarie Korea Infrastructure Fund (now listed)	50	Unlisted		as above	**–**	598	589
Other Unlisted Funds & Mandated Assets[4]					**865**	620	637
Total Unlisted Funds & Mandated Assets[4] – Invested Capital					**3,615**	3,742	3,609
Uncalled Commitments[7]							
Macquarie Essential Assets Partnership					**343**	324	308
Macquarie European Infrastructure Fund					**1,432**	1,337	589
Macquarie Global Infrastructure Funds					**205**	282	147
Macquarie Korea Infrastructure Fund (now listed)					**–**	198	216
Other Unlisted Funds					**453**	183	189
Total Unlisted Funds – Uncalled Commitments					**2,433**	2,324	1,449
Total IBF Equity Under Management – Unlisted Funds & Mandated Assets[4]					**6,048**	6,066	5,058
Less IBF Listed Funds' investments in other IBF Funds					**(1,121)**	(1,069)	(712)
Total IBF Equity Under Management Excluding MBL Group Assets[6] & Third party equity in Macquarie-led Consortia[5]					**31,471**	28,307	24,367
IBF managed assets directly owned by MBL Group					**1,094**	673	538
Third party equity in Macquarie-led Consortia[5]					**1,791**	1,410	1,063
Total IBF Equity Under Management					**34,356**	30,390	25,968

Banking and Property Group Funds

Fund	Base Fees %	Basis	Payable	Performance Fees Criteria
Macquarie CountryWide Trust (MCW)	0.45% pa	Of total assets of the Trust up to $A700 million	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance
	0.40% pa	Of total assets of the Trust over $A700 million		
Macquarie DDR Trust (MDT)	0.45% pa	Of total assets of the Trust Indirect proportionate interest in fair market value of the properties in the US partnership and any other Trust assets	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance
Macquarie Leisure Trust Group (MLE)	0.20% pa	Of total assets of the Trust	Calculated six monthly, payable two months in arrears	Trust performance measured every year compared with benchmark performance
	3.50%	Amount available for distribution to unitholders		
Macquarie MEAG Prime REIT (MMP)	0.5% pa	Value of Trust Property[1]	Six monthly, with quarterly payment in arrears for scrip payment	Trust performance measured every six months compared with benchmark performance

[1] For non direct real estate related assets (investments in shares or units in entities which own real estate assets), Trust Property includes the value of the equity invested by MMP, where MMP owns >30% of the real estate related asset. Where MMP owns >30% of a real estate related asset, Trust Property includes MMP's proportionate interest in the value of the underlying real estate of any entity which comprises the real estate related asset.

Benchmark	Value Of Fee	Scrip/cash	Period	Other Conditions
Retail Property Trust Accumulation Index	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in Trust Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date	Six months	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three-year period). Any fees earned which exceed this limit are deferred until later periods (irrespective of future out/underperformance). Any underperformance in prior periods must be earned back before a performance fee becomes due.
S&P/ASX 200 Property Accumulation Index	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa outperformance	Paid by issue of Trust units and/or shares in US REIT (REIT Performance Shares) or in cash in certain circumstances Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date	Six months	Payment of total fees is subject to an 80 basis points ceiling per year. Any fees earned which exceed this limit are deferred until later periods (except where the Trust has outperformed its sector peers continuously over a three year period). Any underperformance in prior periods must be earned back before a performance fee becomes due.
50% of S&P/ASX Property 300 Index and 50% of the S&P/ASX Small Ordinaries Index (both accumulation)	10% of increased unitholder value between 5–10% pa outperformance 15% of increased unitholder value above 10% pa outperformance	Paid by issue of units in Trust Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date	Annually	The total annual fee will not exceed 2.5% of the volume weighted average market capitalisation of MLE during the year. Any underperformance in prior periods must be earned back before a performance fee becomes due.
An accumulation index based on all the REITs contained in the FTSE Allcap Singapore universe (excluding MMP REIT)	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa performance	Paid by issue of Trust units or cash in certain circumstances Issue price of units based on the 10-day weighted average price of units sold on the Singapore Stock Exchange around the end of period date	Six monthly	Payment of total fees is subject to an 80 basis points ceiling per year. Any fees earned which exceed this limit are deferred until later periods (except where the Trust has outperformed its sector peers continuously over a three-year period). Any underperformance in prior periods must be earned back before a performance fee becomes due.

Banking and Property Group Funds *continued*

Fund	Base Fees %	Basis	Payable	Performance Fees Criteria
Macquarie Office Trust (MOF)	0.45% pa	Of total assets of the Trust up to $A1 billion	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance
	0.40% pa	Of total assets of the Trust over $A1 billion		
Macquarie Park Street Trust (MORPA)	0.45% pa	Of total assets of the Trust up to $A1 billion	Six monthly with quarterly payment on account	N/A
	0.40% pa	Of total assets of the Trust over $A1 billion		
		As the total assets of the Trust's parent, MOF, exceed $A1 billion, the base fee determined by the Trust is calculated at 0.40% per annum on its own assets		
Macquarie ProLogis Trust (MPR)	0.45% pa	Total assets of the consolidated entity's interest in fair market value of the properties in the US partnership and any other Trust Assets	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance
Macquarie ProLogis Income Trust (MPNCA)	0.45% pa	Of the fair value of the Trust assets. However, to the extent that base management fees have already been paid with respect to these assets elsewhere in the MPR group, the fees are not claimed again	Six monthly with quarterly payment on account	N/A

Benchmark	Value Of Fee	Scrip/cash	Period	Other Conditions
Office Property Trust accumulation index	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in Trust Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date	Six monthly	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three year period). Any fees earned which exceed this limit are deferred until a later period underperformance. Any underperformance in prior periods must be earned back before a performance fee becomes due.
N/A	N/A	N/A	N/A	N/A
S&P/ASX 200 Property accumulation index	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa outperformance	Paid by issue of Trust units and/or shares in US REIT (REIT Performance Shares), or in cash in certain circumstances Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date	Six monthly	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three-year period). Any fees earned which exceed this limit are deferred until later periods. Any underperformance in prior periods must be earned back before a performance fee becomes due.
N/A	N/A	N/A	N/A	N/A

Investment Banking Group Funds

Fund	Base Fees %	Basis	Payable	Performance Fees Criteria
Diversified Utility and Energy Trusts (DUE)	100%	Of Net Investment Value (NIV)[1]	Quarterly in arrears	Out-performance of the benchmark
Macquarie Airports (MAP)	1.50% pa	Of the first $A500 million of NIV	Quarterly in arrears	Out-performance of the benchmark
	1.25% pa	Of the next $A500 million of NIV		
	1.00% pa	In excess of $A1 billion of NIV		
Macquarie Capital Alliance Group (MCQ)	1.50% pa	Of NIV	Quarterly in arrears	Out-performance of the benchmark
Macquarie Communications Infrastructure Group (MCG)	1.50% pa	Of the first $A500 million of NIV	Quarterly in arrears	Out-performance of the benchmark
	1.25% pa	Of the next $A500 million of NIV		
	1.00% pa	In excess of $A1 billion of NIV		
Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund (MFD)	Macquarie earns advisory fees of 0.60% pa of all assets within the core portfolio; an additional 0.60% pa of all unlisted assets within the portfolio; and a further 0.05% pa on total assets over $US250 million	N/A	Quarterly in arrears	N/A

[1] NIV for any quarter equals: average market capitalisation of the Fund over the last 10–20 trading days (as relevant) of the quarter (or entire quarter for MKIF); plus amount of any external borrowings by the Fund at the end of the quarter (excluding asset level borrowings); plus amount of any firm commitments to make further investments at the end of the quarter.

[2] The decision to accept or reject application will be made by the non-executive directors of the manager and/or company as appropriate.

Benchmark	Value Of Fee	Scrip/cash	Period	Other Conditions
S&P/ASX200 Industrials Accumulation Index	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to re-invest in scrip[2]	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
MSCI World Transportation Infrastructure index in local currency	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to re-invest in scrip[2]	Six monthly in arrears	Amounts invested in Macquarie Airports Group (MAG) are deducted from NIV to ensure no doubling up on base fees between MAp and MAG. If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
S&P/ASX200 Accumulation Index	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to re-invest in scrip[2]	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
S&P/ASX 200 Industrials Accumulation index	20% of out-performance	Scrip, subject to six months notice of any variation	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
N/A	N/A	N/A	N/A	N/A

Investment Banking Group Funds continued

Fund	Base Fees %	Basis	Payable	Performance Fees Criteria
Macquarie Global Infrastructure Total Return Fund (MGU)	Macquarie earns advisory fees of 1.00% pa of total assets up to $US300 million; 0.9% pa of total assets between $US300 million and $US500 million; 0.65% of total assets over $US500 million	N/A	Quarterly in arrears	N/A
Macquarie Infrastructure Company (MIC)	1.50% pa	Of the first $US500 million of NIV	Quarterly in arrears	Out-performance of the benchmark
	1.25% pa	Of the next $US1 billion of NIV		
	1.00% pa	In excess of $US1.5 billion of NIV		
Macquarie Infrastructure Group (MIG)	1.25% pa	Of the first $A3 billion of NIV	Quarterly in arrears	Out-performance of the benchmark
	1.00% pa	In excess of $A3 billion of NIV		
Macquarie International Infrastructure Fund (MIIF)	1.50% pa	Of NIV	Quarterly in arrears	Out-performance of the benchmark

[2] The decision to accept or reject application will be made by the non-executive directors of the manager and/or company as appropriate.

Benchmark	Value Of Fee	Scrip/cash	Period	Other Conditions
N/A	N/A	N/A	N/A	N/A
Weighted average of the MSCI US IMI/Utilities Index and the MSCI Europe Utilities Index (in US dollars) based on net asset value split between investments in the US and Europe	20% of out-performance	Payable to the Manager in cash, however the Manager may elect to reinvest in scrip	Quarterly in arrears	The portion of fees received by other Macquarie entities for MCG and South East Water, in relation to MIC's holding of these investments, are deducted from the MIC base fee to ensure no doubling up on fees earned by the Macquarie Group. If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
S&P/ASX 300 Industrials Accumulation index	15% of out-performance	Payable to the Manager in cash, however the Manager may apply to reinvest in scrip[2]	Annually, payable in three equal annual instalments	Second and third instalments are payable subject to MIG's continued out-performance of the benchmark. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
Fixed 8% pa	20% of out-performance	Payable to the Manager in cash, however the Manager may elect to reinvest in scrip	Quarterly in arrears	The portion of fees received by other Macquarie entities for MAp, MCG, MIC, MEIF and DUET, in relation to MIIF's holding of these investments, are deducted from the MIIF base fee to ensure no doubling up on fees earned by the Macquarie Group. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.

continued

Investment Banking Group Funds continued

Fund	Base Fees %	Basis	Payable	Performance Fees Criteria
Macquarie Korea Infrastructure Fund (MKIF)	*If (NIV + firm commitments)[3] is less than or equal to KRW1.5 trillion*		Quarterly in arrears	Out-performance of the benchmark
	1.15% pa	Of firm commitments		
		plus		
	1.25% pa	Of NIV		
	If (NIV + firm commitments)[3] is greater than KRW1.5 trillion			
	1.15% pa	Of KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by firm commitments		
		plus		
	1.05% pa	Of the excess of (NIV + firm commitments) over KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by firm commitments		
	1.25% pa	*plus* Of KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by NIV		
	1.10% pa	*plus* Of the excess of (NIV + firm commitments) over KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by NIV		
Macquarie Media Group (MMG)	1.50% pa	Of NIV	Quarterly in arrears	Out-performance of the benchmark
Macquarie Power & Infrastructure Income Fund (MPT)	$C1,125,000 pa (CPI adjusted) plus negotiable increment for further assets acquisitions	N/A	Monthly in arrears	Distributable cash per security exceeds benchmark
Southern Cross FLIERS Trust (SCF)	$A400,000 pa (CPI adjusted)	N/A	Quarterly in arrears	N/A

[2] The decision to accept or reject application will be made by the non-executive directors of the manager and/or company as appropriate.
[3] NIV for MKIF does not include firm commitments.

Benchmark	Value Of Fee	Scrip/cash	Period	Other Conditions
Fixed 8% pa	20% of out-performance	Payable to the Manager in cash, however the Manager may elect to reinvest in scrip	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
6% plus Annual CPI Change	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to reinvest in scrip[2]	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
Distributable cash of $C0.95 per security per annum	25% of excess distributable cash	Cash	Annually	N/A
N/A	N/A	N/A	N/A	N/A

Funds Management Group Funds

Fund	Base Fees %	Basis	Payable	Performance Fees Criteria
Macquarie Private Capital Group (MPG)	1.00% pa	On net assets of the Group up to $A300 million	Calculated monthly, paid quarterly in arrears	Group performance measured every year compared with benchmark performance
	0.80% pa	On net assets of $A300 million and up to $A600 million		
	0.60% pa	On net assets above $A600 million		

Benchmark	Value Of Fee	Scrip/cash	Period	Other Conditions
10% pa	20% of total increase in net asset value including distributions above benchmark	Cash or stapled securities in MPG at Manager's discretion	Annually	Underperformance has to be made up in subsequent years but performance fee arrangement will be re-set every four years.

With the exception of 31 March 2005, the consolidated financial information presented below has been based on the Australian standards adopted at each reporting date. The financial information for the years ended 31 March 2005 and 31 March 2006 are based on results reported under Australian Standards that are equivalent to International Financial Reporting Standards ("AIFRS") and their related pronouncements.

Years ended 31 March	1997	1998	1999	2000	2001	2002	2003	2004	2005[e]	**2006**
Income statement ($A million)										
Total income from ordinary activities	530	665	815	1,186	1,472	1,600	1,890	2,465	3,752	**4,393**
Total expenses from ordinary activities	392	498	597	885	1,147	1,245	1,430	1,780	2,594	**3,106**
Operating profit before income tax	138	167	218	301	325	355	460	685	1,158	**1,287**
Income tax expense	21	26	53	79	53	76	96	161	288	**290**
Profit for the year	117	141	165	222	272	279	364	524	870	**997**
Macquarie Income Preferred Securities distributions	–	–	–	–	–	–	–	–	28	**51**
Other minority interests	–	–	–	–	(1)	–	3	3	1	**1**
Macquarie Income Securities distributions	–	–	–	12	31	29	28	27	29	**29**
Profit attributable to ordinary equity holders	117	141	165	210	242	250	333	494	812	**916**
Balance sheet ($A million)										
Total assets	6,142	7,929	9,456	23,389	27,848	30,234	32,462	43,771	67,980	**106,211**
Total liabilities	5,642	7,348	8,805	22,154	26,510	27,817	29,877	40,938	63,555	**100,874**
Net assets	500	581	651	1,235	1,338	2,417	2,585	2,833	4,425	**5,337**
Risk-weighted assets	4,686	4,967	4,987	8,511	9,860	10,651	10,030	13,361	19,771	**28,751**
Total loan assets	2,682	3,158	4,002	6,518	7,785	9,209	9,839	10,777	28,425	**34,999**
Impaired assets (net of provisions)	46	12	44	23	31	49	16	61	42	**93**
Share information [a]										
Cash dividends per share (cents per share)										
Interim	18	21	30	34	41	41	41	52	61	**90**
Final	25	30	38	52	52	52	52	70	100	**125**
Special	–	–	–	–	–	–	50	–	40	**–**
Total	43	51	68	86	93	93	143	122	201	**215**
Basic earnings per share (cents per share)	74.9	88.1	101.3	124.3	138.9	132.8	164.8	233.0	369.6	**400.3**
Share price at 31 March ($) [a]	8.50	14.35	19.10	26.40	27.63	33.26	24.70	35.80	48.03	**64.68**
Ordinary share capital (million shares) [b]	151.4	157.6	161.1	171.2	175.9	198.5	204.5	215.9	223.7	**232.4**
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	1,287	2,262	3,077	4,520	4,860	6,602	5,051	7,729	10,744	**15,032**
Ratios										
Return on average ordinary shareholders' funds	25.5%	26.1%	26.8%	28.1%	27.1%	18.7%	18.0%	22.3%	29.8%	**26.0%**
Payout ratio	60.5%	57.9%	67.2%	70.0%	67.5%	73.6%	87.4%[d]	53.2%	53.2%	**54.4%**
Tier 1 ratio	12.9%	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%	16.2%	14.4%	**12.4%**
Capital adequacy ratio	13.2%	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%	19.9%	21.2%	**14.1%**
Impaired assets as % of loan assets (excluding mortgage securitisation SPV's)	1.7%	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%	0.6%	0.3%	**0.5%**
Net loan losses as % of loan assets (excluding mortgage securitisation SPV's)	0.0%	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%	0.3%	0.2%	**0.1%**
Assets under management ($A billion) [f]	16.9	21.4	22.8	26.3	30.9	41.3	52.3	62.6	96.7	**140.3**
Staff numbers [c]	1,965	2,474	3,119	4,070	4,467	4,726	4,802	5,716	6,556	**8,183**

[a] The Bank's ordinary shares were quoted on the ASX on 29 July 1996.

[b] Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.

[c] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

[d] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8%.

[e] Restated for AIFRS.

[f] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

eTree

Macquarie Bank is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

The Macquarie Bank 2006 annual report is printed on Euro Art, an EMAS accredited paper stock which is totally chlorine free. EMAS is the European Union's regulated environmental management system.

Macquarie Bank shareholders can register to receive their shareholder communications, such as the Annual Review, electronically, by visiting www.etree.com.au/macquarie and registering their email address.





Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	21 April 2006 but 23 February 2006 re Macquarie Airport ("MAP") stapled securities and self funding instalments.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• MAP stapled securities held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest; • MAP stapled securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary; and • MAP Self Funding Instalments held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	12 May 2006
No. of securities held prior to change	• 145,988 MAP stapled securities held by John Allpass Pty Limited; • 7,798 MAP stapled securities held by Allpass Investments Pty Limited; and • 6,000 MAP Self Funding Instalments held by John Allpass Pty Limited.
Class	MAP stapled securities and self funding instalments
Number acquired	1,610 MAP stapled securities acquired by each of John Allpass Pty Limited and Allpass Investemnted Pty Limited

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga16052006.doc

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.104480 per stapled security
No. of securities held after change	• 147,598 MAP stapled securities held by John Allpass Pty Limited; • 9,408 MAP stapled securities held by Allpass Investments Pty Limited; and • 6,000 MAP Self Funding Instalments held by John Allpass Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Units acquired pursuant to Security Purchase Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

16 May 2006

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

10 May 2006


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 March 2006, there has been no change in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, as at 30 April 2006 the number of issued fully paid ordinary $1.00 shares was 232,440,369.

During the period 1 April 2006 to 30 April 2006 (inclusive), the following new options have been issued:

- 91,900 options exercisable at $68.01 each and expiring on 10 April 2011 (MBL0330);
- 43,000 options exercisable at $68.83 each and expiring on 24 April 2011 (MBL0331); and
- 7,500 options exercisable at $32.75 each and expiring on 1 July 2009 (MBL0332).

During the period 1 April 2006 to 30 April 2006 (inclusive), the following options have lapsed unexercised:

- 7,668 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 274 options exercisable at $24.85 each and expiring on 22 December 2008 (MBL0246);
- 1,500 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 10,400 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);

- 5,000 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 9,817 options exercisable at $47.82 each and expiring on 8 April 2010 (MBL0294);
- 12,500 options exercisable at $60.41 each and expiring on 8 July 2010 (MBL0303);
- 7,490 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 5,000 options exercisable at $65.72 each and expiring on 8 September 2010 (MBL0309); and
- 11,000 options exercisable at $70.47 each and expiring on 23 January 2011 (MBL0324).

The number of options on issue at 30 April 2006 was 31,306,785 all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 April 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0020	3,000	$27.53	06/06/2006
MBL0023	418	$28.19	24/07/2006
MBL0029	920,521	$34.71	02/08/2006
MBL0033	5,000	$29.50	09/08/2006
MBL0037	1,668	$34.71	28/08/2006
MBL0040	244,504	$34.71	31/08/2006
MBL0041	3,000	$34.82	03/09/2006
MBL0042	3,800	$27.60	04/09/2006
MBL0046	15,307	$28.19	20/09/2006
MBL0047	4,168	$32.20	21/09/2006
MBL0048	4,168	$36.66	24/09/2006
MBL0050	4,168	$35.95	26/09/2006
MBL0051	2,000	$33.01	27/09/2006
MBL0052	11,668	$34.71	28/09/2006
MBL0053	1,668	$35.93	01/10/2006
MBL0056	1,668	$29.72	08/10/2006
MBL0057	1,668	$37.52	09/10/2006
MBL0058	3,334	$36.68	12/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	4,168	$37.05	30/10/2006
MBL0066	1,668	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0070	31,909	$37.58	22/11/2006
MBL0071	4,168	$36.84	26/11/2006
MBL0072	1,668	$36.05	03/12/2006
MBL0074	1,168	$36.36	10/12/2006
MBL0075	3,300	$37.55	20/12/2006
MBL0077	5,000	$37.47	04/02/2007
MBL0078	1,668	$36.08	12/03/2007
MBL0079	12,500	$36.54	13/03/2007
MBL0080	4,836	$36.34	14/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0086	1,668	$36.85	22/03/2007
MBL0087	3,500	$36.67	25/03/2007
MBL0088	1,668	$36.68	26/03/2007
MBL0094	4,168	$34.82	03/04/2007
MBL0095	4,168	$35.99	04/04/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0097	1,668	$35.59	08/04/2007
MBL0098	1,668	$37.35	09/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 April 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0099	5,000	$36.67	10/04/2007
MBL0101	3,334	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	1,668	$35.31	24/05/2007
MBL0105	1,668	$32.76	28/05/2007
MBL0106	1,668	$33.12	29/05/2007
MBL0107	15,002	$33.54	04/07/2007
MBL0108	1,668	$33.45	05/07/2007
MBL0109	8,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0115	1,668	$33.19	19/07/2007
MBL0117	1,668	$32.47	23/07/2007
MBL0118	2,775,941	$30.51	01/08/2007
MBL0119	1,668	$33.45	23/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	1,668	$33.06	28/08/2007
MBL0124	384,281	$30.51	30/08/2007
MBL0125	1,700	$31.49	02/09/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	10,001	$30.51	06/09/2007
MBL0131	100,582	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0135	1,668	$31.28	21/10/2007
MBL0136	1,668	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	7,035	$30.51	20/11/2007
MBL0142	194,889	$30.51	24/12/2007
MBL0143	4,168	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	3,334	$20.57	06/02/2008
MBL0153	1,668	$20.44	10/02/2008
MBL0155	1,668	$23.03	12/02/2008
MBL0156	3,334	$20.50	13/02/2008
MBL0158	1,668	$22.76	19/02/2008
MBL0161	3,334	$23.82	05/03/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 April 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0162	2,000	$22.22	06/03/2008
MBL0163	3,334	$25.23	07/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0169	8,334	$25.23	24/03/2008
MBL0170	10,834	$25.15	01/04/2008
MBL0171	8,334	$25.68	02/04/2008
MBL0173	3,334	$25.94	23/04/2008
MBL0174	8,334	$24.20	24/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	3,334	$24.85	07/05/2008
MBL0178	3,334	$24.40	08/05/2008
MBL0179	3,334	$24.71	08/05/2008
MBL0181	8,334	$25.92	13/05/2008
MBL0182	25,917	$24.58	22/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0184	3,334	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	3,334	$24.98	16/07/2008
MBL0189	8,334	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	3,334	$25.00	28/07/2008
MBL0192	3,334	$26.05	31/07/2008
MBL0193	8,334	$26.51	01/08/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0195	4,168	$24.42	19/08/2008
MBL0196	3,334	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	8,334	$28.41	02/09/2008
MBL0202	4,822,664	$28.74	28/08/2008
MBL0203	3,334	$29.46	16/09/2008
MBL0204	3,334	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	586,443	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	33,411	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	3,334	$29.11	09/10/2008
MBL0215	8,334	$28.64	13/10/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 April 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0216	21,667	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	3,334	$32.82	21/10/2008
MBL0219	3,334	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	25,000	$28.74	30/10/2008
MBL0223	3,334	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	06/11/2008
MBL0227	3,334	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	8,334	$34.49	09/11/2008
MBL0231	3,334	$31.74	07/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	8,334	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	1,668	$24.53	03/12/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	2,000	$28.74	16/12/2008
MBL0243	3,334	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	8,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	10,000	$33.45	09/02/2009
MBL0253	10,000	$33.45	09/02/2009
MBL0254	20,834	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	33,334	$33.76	08/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	52,500	$36.71	08/04/2009
MBL0261	27,500	$35.54	22/04/2009

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 April 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0262	35,000	$34.66	10/05/2009
MBL0263	67,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	08/06/2009
MBL0265	32,500	$34.27	22/06/2009
MBL0266	52,500	$33.58	08/07/2009
MBL0267	1,724,300	$33.11	22/07/2009
MBL0268	3,085,346	$32.75	09/08/2009
MBL0269	2,366,934	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	733,086	$34.60	08/09/2009
MBL0272	213,000	$35.28	22/09/2009
MBL0273	194,750	$36.99	08/10/2009
MBL0274	102,800	$39.64	22/10/2009
MBL0275	78,350	$40.81	08/11/2009
MBL0276	94,200	$32.75	08/11/2009
MBL0277	25,000	$33.11	08/11/2009
MBL0278	53,150	$41.72	22/11/2009
MBL0279	127,600	$32.75	22/11/2009
MBL0280	68,400	$44.88	08/12/2009
MBL0281	7,000	$34.60	08/12/2009
MBL0282	20,000	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	27,500	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	27,500	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010
MBL0290	5,000	$46.97	10/01/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	45,000	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	85,183	$47.82	08/04/2010
MBL0295	85,000	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	40,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 April 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0303	88,000	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	8,990,868	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	40,680	$63.34	08/08/2010
MBL0308	77,500	$63.33	22/08/2010
MBL0309	115,000	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	12,500	$32.26	10/01/2010
MBL0312	5,000	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	20,820	$63.34	10/10/2010
MBL0317	78,500	$70.56	10/10/2010
MBL0318	52,000	$64.16	24/10/2010
MBL0319	73,000	$66.92	08/11/2010
MBL0320	65,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	29,000	$68.36	22/12/2010
MBL0323	32,500	$67.85	09/01/2011
MBL0324	65,000	$70.47	23/01/2011
MBL0325	119,000	$63.09	08/02/2011
MBL0326	5,000	$32.26	23/08/2009
MBL0327	36,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	31,000	$61.91	22/03/2011
MBL0330	91,900	$68.01	10/04/2011
MBL0331	43,000	$68.83	24/04/2011
MBL0332	7,500	$32.75	01/07/2009
	31,306,785		

APPENDIX 4E
ANNUAL REPORT

MACQUARIE BANK LIMITED
ABN 46 008 583 542

YEAR ENDED 31 MARCH 2006

1 **Details of the reporting period and the previous corresponding period**

Current period: 1 April 2005 to 31 March 2006
Prior corresponding period: 1 April 2004 to 31 March 2005

2 **Results for announcement to the market**

	Key information	Year ended 31 March 2006 $m	Year ended 31 March 2005 $m	Change %
2.1	**Income from ordinary activities**	4,393	3,752	17%
2.2	**Profit attributable to equity holders of Macquarie Bank Limited**	945	841	12%
2.3	**Profit attributable to ordinary equity holders of Macquarie Bank Limited**	916	812	13%

2.4	Dividends	Amount per security	Franked amount per security
	Interim dividend	90 cents	90%
	Final dividend (declared, not yet provided at 31 March 2006)	125 cents	100%

2.5 **Record date for determining entitlements to the dividends**

Record date for the final ordinary dividend is 26th May 2006.

2.6 **Commentary**

AIFRS:
The financial report for the year ended 31 March 2006, and the results reported herein, are prepared in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS") in line with the provisions of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards.

Financial reports of the economic entity until 31 March 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles ("previous AGAAP"). Previous AGAAP differs in certain respects from AIFRS. When preparing the economic entity's financial report for the year ended 31 March 2006, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments. The economic entity has taken the exemption available under AASB 1 to apply AASB 132: Financial Instruments: Disclosure and Presentation ("AASB 132") and AASB 139: Financial Instruments: Recognition and Measurement ("AASB 139") only from 1 April 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the economic entity's equity and its net income are provided in the Directors' report and full financial report for the year ended 31 March 2006.

Consolidated Result:
For the year ended 31 March 2006, the economic entity achieved a consolidated profit attributable to ordinary equity holders of $916 million. The result was up 13% on the prior corresponding period.

Total income from ordinary activities was $4,393 million, an increase of 17% on the prior corresponding period. Total expenses from ordinary activities were $3,106 million, which was 20% up on the prior corresponding period. Basic earnings per share ("EPS") was 400.3 cents, 8% up on the prior corresponding period.

The economic entity continued its international expansion, with international income increasing by 59% on the prior corresponding period. International income accounts for 48% of Macquarie's total operating income for the year to 31 March 2006, compared with 37% for the prior year.

Market conditions continued to be broadly favourable. Strong equity market conditions prevailed during the period, influencing the Equity Market Group's businesses in Asia and Australia. Institutional and retail stockbroking businesses achieved an outstanding result, benefiting from the equity market conditions in the regions in which they operated. Market conditions were favourable for most of the Treasury and Commodities businesses. Investment banking activity levels were robust and success rates high on the transactions in which the Bank was involved. Specialist fund activity was strong with the creation of five new funds and the IPO of a previously unlisted fund.

Refer to the Macquarie Bank Result Announcement for the year ended 31 March 2006 for more details.

3 **Consolidated balance sheet**

Refer to the 2006 Financial Report.

4 **Consolidated income statement**

Refer to the 2006 Financial Report.

5 **Consolidated cash flow statement**

Refer to the 2006 Financial Report.

6 **Dividend details**

	Year ended 31 March 2006 $m	Year ended 31 March 2005 $m
Ordinary share capital		
2006 interim dividend paid:		
90 (2005: 61) cents per share	208	134
2005 final dividend paid:		
100 (2004: 70) cents per share	224	151
2005 special dividend provided:		
40 (2004: Nil) cents per share	89	0

There is no provision for final or special dividend in respect of the financial year ended 31 March 2006 as a result of AASB 137: *Provisions, Contingent Liabilities and Contingent Assets.* A provision for dividends is recognised at the time the dividends are declared, determined or publicly recommended.

The 2006 interim dividend, the 2005 final dividend and the 2005 special dividend paid during the financial year ended 31 March 2006, were 90% franked at 30%. The dividends paid during the financial year ended 31 March 2005 were 90% franked at 30%.

Since the end of the financial year, the Directors have recommended the payment of the 2006 final dividend of $1.25 per fully paid ordinary share which will be 100% franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 5 July 2006 out of retained profits at 31 March 2006 is $290 million. This amount has been estimated based on the number of shares eligible to participate as at 31 March 2006.

Macquarie Income Securities

Distributions paid during the financial year ended 31 March 2006 (net of distributions previously provided) were $23 million (2005: $23 million). Distributions provided at 31 March 2006 are $6 million (2005: $6 million) which were paid on 18 April 2006. The distributions in respect of Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 132: *Financial Instruments: Disclosure and Presentation.*

Macquarie Income Preferred Securities

Distributions paid during the financial year ended 31 March 2006 (net of distributions previously provided) were $27 million (2005: $nil). Distributions provided at 31 March 2006 are $24 million (2005: $28m) which were paid on 18 April 2006. The Macquarie Income Preferred Securities represent a minority interest of the economic entity. Accordingly, the distributions paid/payable in respect of these are recorded as a movement in minority interest.

7 **Dividend or distribution reinvestment plan details**

The Dividend Reinvestment Plan ("DRP") was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value. The Board has resolved to re-introduce a discount to the market price (as defined in the rules of the DRP) of 2.5% for shares issued under the DRP, effective immediately. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Election notices for participation in the DRP in relation to the final dividend to be paid on 5th July 2006 must be received by the registry by 5.00pm on 26th May 2006 to be effective for that dividend.

8 **Retained earnings**

	Year ended 31 March 2006 $m	Year ended 31 March 2005 $m
Balance at the beginning of the financial year	1,523	996
Adjustment on adoption of AASB 132 and AASB 139	16	0
Profit attributable to equity holders of Macquarie Bank Limited	945	841
Distributions paid or provided on Macquarie Income Securities	-29	-29
Dividends paid on ordinary share capital	-521	-285
Total retained earnings	1,934	1,523

9 **Net tangible assets per security**

	Year ended 31 March 2006 $	Year ended 31 March 2005 $
Ordinary shares	11.13	12.46

Including intangible assets within held for sale businesses the net tangible assets per ordinary security for the year ended 31 March 2006 was $16.63 (2005: $13.97).

10 **Control gained or lost over entities in the financial year, and those having material effect**

Name of entities where control was gained in the financial year	**Date control gained**
Daegu East Circulation Road Company	16-Jun-05
Open Telecommunications Limited	05-Jul-05
Korean Power Investment Co Limited	12-Jul-05
ATM Solutions Australasia	01-Aug-05
The Steam Packet Group Limited	20-Oct-05
Macquarie Cook Energy LLC (formerly Cook Inlet Energy Supply LLC)	01-Nov-05
Smarte Carte Corporation	28-Feb-06
AHA Health Abbotsford Limited/AHA Access Health Vancouver Limited	28-Dec-05
Baldwin Country Bridge Company LLC	10-Feb-06

The above entities did not contribute materially to the reporting entity's profit from ordinary activities

Name of entities where control was lost in the financial year	**Date control lost**
Macquarie Media Group	22-Nov-05
Daegu East Circulation Road Company	14-Mar-06
Korean Power Investment Co. Limited	27-Mar-06

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

The reporting entity recognised gain on deconsolidation of previously controlled entities of $128 million in the year ended 31 March 2006 (2005: $53 million).

11 Investments in associates and joint ventures

Name	Participating interest (%)
Material interests in associates and joint ventures are as follows:	
Classified as associates and joint ventures using the equity method:	
Diversified CMBS Investments Inc	57%
Dynasty Property Investment Limited	24%
European Directories SA	15%
Macquarie Airports	14%
Macquarie Capital Alliance Group	10%
Macquarie Communications Infrastructure Group	11%
Macquarie Countrywide Trust	6%
Macquarie Diversified (AA) Trust	31%
Macquarie Goodman Group	8%
Macquarie Infrastructure Company Trust	7%
Macquarie Infrastructure Group	1%
Macquarie International Infrastructure Fund Limited	8%
Macquarie MEAG Prime REIT	20%
Macquarie Media Group	20%
Macquarie Office Trust	4%
Macquarie Shinhan Infrastructure Asset Management Co. Limited	50%
Medallist Developments Inc.	80%
Classified as associates held for sale:	
AM Office Unit Trust	85%
Creative Broadcast Services Limited	35%
Global Retirement Trust	50%
Macquarie Industrial Investments Norway AS	21%
TMO Parent LLC trading as Icon Parking	53%

The reporting entity recognised profit of associates and joint ventures using the equity method of $172 million in the year ended 31 March 2006 (2005: $17 million).

12 Other information

a. Following annual promotions and compensation reviews the Board has approved the issue of invitations for approximately 10.5 million employee options on the same basis as previous years. *The grant of some of these options is subject to shareholder approval. These options are expected to be granted in August 2006.*
b. For more detailed information on the economic entity's financial performance and financial position, refer to the 2006 Result Announcement.

13 **Foreign entities**

Not applicable.

14 **Commentary on results for the financial year**

Refer to the 2006 Result Announcement for details.

15 **Audited report**

The report is based on audited accounts.

16 **Statement if Financial Report is not audited**

Not applicable as the Financial Report is audited.

17 **Statement if Financial Report is audited**

The Financial Report has been audited and is not subject to disputes or qualifications.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414


MACQUARIE
BANK

ASX/Media Release

MACQUARIE BANK ANNOUNCES A 13% INCREASE IN REPORTED EARNINGS AND A 34% INCREASE IN ORDINARY DIVIDENDS FOR THE 2006 FULL YEAR

Key points

- **UNDERLYING PROFIT INCREASE OF 33%**
- **STRONG GROWTH IN ALL REGIONS AND ALL GROUPS AND CONTINUED INVESTMENT IN THE FUTURE**
- **48% OF THE BANK'S OPERATING INCOME NOW DERIVED FROM INTERNATIONAL MARKETS**
- **14th CONSECUTIVE YEAR OF RECORD PROFIT**

SYDNEY, 16 May 2006 – Macquarie Bank today announced a $A916 million after tax profit attributable to ordinary equity holders for the full year to 31 March 2006, a 13% increase on the prior year.

Macquarie Bank Chairman, Mr David Clarke, said: "Excluding the impact of the new accounting standards, which are the Australian equivalent to International Financial Reporting Standards (AIFRS), and last year's one off $A91 million profit from the formation of the Macquarie Goodman Group (MGQ), net profit after tax increased 33% to $A972 million."

Earnings per share increased from $A3.70 to $A4.00, an 8% increase. Excluding the impacts of AIFRS and MGQ, earnings per share increased 27%.

The Bank declared a second half dividend of $A1.25 per ordinary share, franked to 100%, taking total ordinary dividends for the year to $A2.15 per share, an increase of 34% from last year's ordinary dividend of $A1.61 per share. The payout ratio for the total dividend was 54%, within the Bank's stated target payout ratio of between 50% and 60% of net earnings.

"We expect future dividends will be fully franked for the next 18-24 months and thereafter at least 80% franked, subject to the future composition of income," Mr Clarke said.

"We are pleased to report another record result for our shareholders. Net profit has almost tripled in the last three years. This was a year of substantial growth, both internationally and in Australia. While overall income grew 17% to $A4.4 billion, international income growth increased 59% to $A2 billion. Risk weighted assets grew significantly, increasing 45% to $A28.8 billion."

"Significant international growth across all Groups was particularly pleasing. We now have 2,517 international staff, an increase of 44% on the prior year (compared to the growth of our overall staff numbers of 25%). Our international colleagues now account for 31% of all staff," Mr Clarke said.

Mr Clarke added that activity in our specialist funds remained strong, with the assets in these funds performing well. A significant portion of these assets are now international: 72% of the property assets and 73% of the infrastructure assets are now located outside Australia.

Mr Clarke noted that over the last ten years (since the Bank listed in 1996), total shareholder returns have been 1,343% compared with to 246% for the S&P/ASX All Ordinaries Index over the same period. In addition, the specialist funds continue to provide strong returns to investors. The aggregate total shareholder return for the Macquarie family of listed funds has been 455% compared with the Morgan Stanley Capital Index World Index return of 126% over the same period.

Macquarie Bank Managing Director and Chief Executive Officer, Mr Allan Moss, said all Groups reported record results (excluding the impact of the MGQ formation last year).

- Investment Banking Group – up 30% on pcp.
- Treasury and Commodities Group - up 36% on pcp.
- Equity Markets Group - up 50% on pcp.
- Banking and Property Group - up 11% on pcp (excluding the impact of the MGQ formation).
- Financial Services Group - up 33% on pcp.
- Funds Management Group - up 35% on pcp.

Other key drivers for the year included:

- The business climate for investment banking was generally good, with no major changes in key economic factors. It was characterised by many major transactions, and a solid Initial Public Offering (IPO) and new issuance market.

- Strong Australian and international equity markets contributed to the result with significant advisory and equity capital markets deal flow and a very strong performance by Australian and Asian institutional broking and Australian retail broking businesses.
- Strong demand for commodities and structured commodities products provided good conditions for the treasury and commodities businesses.
- Exceptional trading conditions seen in the key equity derivative markets in the first half were not repeated in the second half, due to increasing competition in Hong Kong crimping margins.
- Assets under management increased by 45% from $A96.7 billion to $A140.3 billion along with associated base fee growth. As expected, however, there were no material performance fees from the listed specialist funds in the second half.

Mr Moss commented: "There was strong growth across all regions and Groups and the Bank is investing for the future."

"This year we reported our 14th consecutive year of record profit. These results are made possible because of the quality of our staff and because we make a long term commitment to the markets in which we operate."

Mr Moss went on to say. "We have expanded the Bank's operations, geographic footprint and capabilities to develop a portfolio of focused financial services.

"We have experienced unprecedented international growth. With growth expected to continue, we wish to maintain our strategic flexibility to take advantage of the excellent opportunities available to the Bank."

"Our willingness to selectively enter new markets and to invest alongside our clients delivers excellent results for our shareholders, business partners and clients."

Mr Moss highlighted a number of notable achievements around the world for the year to 31 March 2006.

Asia - Income up 94% on pcp

The Bank's businesses in Asia consolidated their positions across the region, leveraging the platform established by the acquisition of ING's Asian cash equities business in 2004.

A number of major transactions were completed during the year, including Macquarie MEAG Prime REIT's $S990 million listing on the Singapore Stock Exchange (SGX), the $S803 million IPO of Macquarie International Infrastructure Fund (MIIF) on the SGX, and the KRW1,026 billion IPO and dual listing of Macquarie Korea Infrastructure Fund (MKIF) on the Korean Stock Exchange (KRX) and London Stock Exchange (LSE).

The Bank also established a securities brokerage and corporate finance business in Mumbai, India and a stockbroking joint venture with TMB Bank in Thailand.

Post balance date

- The establishment of a corporate finance joint venture with Japan's Shinsei Bank (Macquarie Shinsei Advisory Co).
- The Macquarie Goodman Hong Kong Wholesale Fund (MGHKF) - $HK4.8 billion unlisted property fund established by Macquarie Goodman Asia (MBL/Macquarie Goodman JV).

Europe, Africa and the Middle East - Income up 47% on pcp

There were a number of large transactions during the year including the $US1.7 billion acquisition by a Macquarie-led consortium of the Norwegian headquartered commercial explosives company Dyno Nobel. In a follow-on transaction, part of Dyno Nobel's international assets were subsequently sold to Orica, whilst the Australian and US assets of Dyno Nobel were listed on the Australian Stock Exchange (ASX) after year end, in April 2006.

Macquarie European Infrastructure Fund achieved its final close with investor commitments of €1.5 billion.

During the year the Bank established a joint venture with UK-based office park developer Akeler and treasury and commodities and investment banking joint ventures with Abu Dhabi Commercial Bank. The Bank also expanded its Italian mortgages business to include a new office in Rome.

Post balance date

- The establishment of a AED1 billion ($A366 million) unlisted infrastructure investment fund, Zonescorp Infrastructure Fund, in a joint venture with Abu Dhabi Commercial Bank, focusing on greenfield projects in Abu Dhabi and the United Arab Emirates.
- The establishment of the Macquarie European Infrastructure Fund II, a diversified unlisted fund focusing on infrastructure investments in Europe. First close happened in May 2006 with initial commitments of €615 million.

The Americas - Income up 34% on pcp

Macquarie Bank's activities in the US increased substantially with a number of initiatives. Highlights include the acquisition of LA-based Cook Inlet, an energy marketing and trading company with more than 60 staff, and the $US425 million IPO of the Macquarie Global Infrastructure Total Return Fund on the New York Stock Exchange.

Post balance date

- The establishment of Macquarie Infrastructure Partners (MIP) a North American diversified unlisted fund focusing on infrastructure and infrastructure-type investments in the USA and Canada.

Some US assets purchased by Macquarie and the specialist funds during the year included Smarte Carte, an airport baggage cart, locker and stroller business; Icon Parking, a Manhattan car parking business and the Indiana Toll Road (acquired by Macquarie Infrastructure Group). The Bank also acquired a specialist maritime ports team based in Seattle.

Australia and New Zealand - Income up 15% on pcp

The Bank maintained its leading market positions in Australia and New Zealand with Macquarie ranked no.1 broker in 2005 by ASX market share. Wrap and the Cash Management Trust and businesses such as mortgages and margin and protected lending experienced strong growth in volumes. Retail client numbers exceeded 645,000. A retail financial products distribution alliance was also established with Virgin Money Australia.

There were a number of key transactions during the year, including the IPOs of Macquarie Media Group, Macquarie Capital Alliance Group, and Macquarie Private Capital Group.

Financial Results

Total income from ordinary activities for the year was $A4,393 million, up 17% from $A3,752 million for the prior year while international income rose 59% to $A2,028 million from $A1,273 million for the same period. Net fee and commission income rose by 34% to $A2,440 million, while the contribution from trading income rose by 19% to $A876 million from $A734 million in the previous year. Net interest income rose by 10% to $A592 million, from $A536 million previously. Other income decreased 27% from $A661 million for the prior year to $A485 million.

Global and Australian issues we are monitoring

Mr Moss said the Bank's increasingly global operations necessitated keeping a close eye on key economic issues.

Global and Australian issues the Bank is monitoring include:

- The increasingly high Australian and household consumer debt and the long-term decline in household savings rates across the OECD.

- The proportion of US consumption being fuelled by US consumers borrowing against the increasing value of their homes.
- Oil and base metal prices, which are still well below their historical highs in real terms.

Delivering for communities

Mr Moss noted that Macquarie Bank is delivering value – not only for investors and clients, but also for communities.

Taking one example of many, the construction of the fully electronically tolled 40km Westlink M7 by a consortium including Macquarie Infrastructure Group (MIG) (40%), was completed eight months ahead of schedule, reduces travel time for the average motorist by up to 30 minutes, and avoids 48 sets of traffic lights. By State Government estimates, it is anticipated to contribute significant economic benefits to Sydney, with the creation of 24,000 additional jobs in the region over three years, and up to $A3 billion in economic output over the same period.

Outlook

Mr Moss said: "The Bank has had a very good start to the financial year ending 31 March 2007. Subject to prevailing market conditions continuing, we expect a strong IPO and M&A pipeline and good growth in the specialist funds. We expect the trading businesses to benefit from geographic and product expansion and from continued good equity broking volumes.

"The Bank expects to maintain leading market positions in Australia and focused positions in international markets. We will continue the rollout of investment banking services in Asia. International income will continue to make an increasingly important contribution."

Mr Moss continued: "We expect to benefit from recent staff growth and note that this growth will continue with an emphasis on international.

"Potential swing factors will include the performance of specialist funds, asset realisations and general market conditions."

"We will continue to roll out the existing business models. We do not envisage any material changes in strategy".

Medium term outlook

Mr Moss added that over the medium term we continue to be well placed due to our good businesses, the benefits gained from major strategic growth initiatives, our committed quality staff, effective prudential controls and continued strong global investor demand for quality assets. If market conditions do not deteriorate materially, we expect continued good growth in revenue and earnings across most of our businesses, especially the international businesses.

For further information, please contact:

Erica Sibree, Investor Relations Tel: +612 8232 5008
Macquarie Bank Ltd

Matthew Russell, Public Relations Tel: +612 8232 4102
Macquarie Bank